Itaú

3rd quarter of 2011

Management Discussion & Analysis and Complete Financial Statements

Itaú

Itaú Unibanco Holding S.A.

Contents

Management Discussion & Analysis 1

Executive Summary 3

Analysis of Net income 11

Managerial Financial Margin 12

Banking Service Fees and Income from Banking Charges 15

Result from Loan Losses 16

Non-interest Expenses 18

Tax Expenses for ISS, PIS, Cofins and Others 20

Income Tax and Social Contribution on Net Income 20

Balance Sheet 22

Balance Sheet by Currency 28

Value at Risk 29

Ownership Structure 30

Analysis of Segments 33

Commercial Bank 38

Consumer Credit 39

Itaú BBA 40

Insurance, Pension Plans and Capitalization 41

Activities Abroad 49

Report of Independent Accountants 55

Complete Financial Statements 57

It should be noted that the financial statements relating to prior periods have been reclassified for comparison purposes (further details are presented in Note 22-I of the Financial Statements).

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices, and changes in tax legislation, among others).

Itaú

Management Discussion and Analysis

Itaú Unibanco Holding S.A.

(This page was left in blank intentionally)

Management Discussion & Analysis Itaú Unibanco Holding S.A. 2

Executive Summary

Information and financial indicators of Itaú Unibanco Holding S.A. (Itaú Unibanco) are presented below.

Highlights

R$ million (except where indicated)

	3rd Q/11	2nd Q/11	3rd Q/10	Jan-Sep/11	Jan-Sep/10
Statement of Income					
Net Income	3,807	3,603	3,034	10,940	9,433
Recurring Net Income	3,940	3,317	3,158	10,895	9,624
Operating Revenues (1)	19,183	17,981	16,638	54,697	48,614
Managerial Financial Margin (2)	12,960	11,923	11,049	36,610	32,019
Shares (R$)					
Net Income per share (3)	0.84	0.79	0.67	2.41	2.08
Recurring Net Income per share (3)	0.87	0.73	0.70	2.40	2.12
Number of Outstanding Shares – in thousands	4,512,243	4,534,669	4,540,463	4,512,243	4,540,463
Book Value per share	15.12	14.57	12.60	15.12	12.60
Dividends/JCP net of taxes (4)	744	687	964	2,115	2,887
Dividends/JCP net of taxes (4) per share	0.16	0.15	0.21	0.47	0.64
Market Capitalization (5)	131,261	164,881	182,209	131,261	182,209
Market Capitalization (5) (US$ Million)	70,784	107,646	107,549	70,784	107,549
Performance Ratios (%)					
Return on Average Equity – Annualized (6)	22.7%	22.2%	21.6%	22.5%	23.3%
Recurring Return on Average Equity – Annualized (6)	23.5%	20.4%	22.5%	22.4%	23.8%
Return on Average Assets – Annualized (7)	1.9%	1.8%	1.8%	1.8%	2.0%
Recurring Return on Average Assets – Annualized (7)	1.9%	1.7%	1.9%	1.8%	2.0%
Solvency Ratio (BIS Ratio) (Economic Financial-Consolidated)	15.5%	16.1%	15.3%	15.5%	15.3%
Annualized Net Interest Margin with clients (8)	11.7%	11.6%	12.2%	11.6%	12.2%
Annualized Net Interest Margin with clients after credit risk (8)	8.1%	7.8%	8.7%	8.0%	8.5%
Nonperforming Loans Index (NPL over 90 days)	4.7%	4.5%	4.2%	4.7%	4.2%
Coverage Ratio (Provision for Loan Losses/Nonperforming Loans over 90 days) (9)	156%	166%	196%	156%	196%
Efficiency Ratio (ER) (10)	47.5%	48.3%	50.6%	47.8%	48.1%
E.R. Cumulative figure of the last 12 months (E.R.) (10)	48.8%	49.6%	48.3%	48.8%	48.3%
Risk Adjusted Efficiency Ratio (RAER) (10)	69.7%	72.5%	71.4%	70.5%	70.1%
Balance Sheet	**Sep 30,11**	**Jun 30,11**	**Sep 30,10**		
Total Assets	836,994	793,679	682,950		
Total Credit Portfolio, including Sureties, Endorsements and Guarantees	382,236	360,107	311,329		
Credit Operations (A)	335,279	316,964	277,175		
Sureties, Endorsements and Guarantees	46,957	43,144	34,155		
Deposits + Debentures + Securities + Borrowings and Onlending (B) (11)	445,558	413,601	366,786		
Credit Operations/Funding (A/B)	75.2%	76.6%	75.6%		
Stockholders' Equity	68,206	66,083	57,225		
Relevant Data					
Investment funds and managed portfolios	390,811	379,392	357,495		
Employees (Individuals)	105,969	107,546	106,879		
Employees in Brazil (Individuals)	99,820	101,531	101,231		
Employees Abroad (Individuals)	6,149	6,015	5,648		
Number of Points of Sale	34,176	34,479	34,314		
Branches (Units)	4,005	3,993	3,929		
CSB – Client Service Branches (Units)	943	943	942		
ATM – Automated Teller Machines (Units) (12)	29,228	29,543	29,443		

Macroeconomic Indicators | Major Indicators

	3rd Q/11	2nd Q/11	3rd Q/10	Jan-Sep/11	Jan-Sep/10
EMBI Brazil Risk	274	147	203	274	203
CDI – In the Period (%)	3.0%	2.8%	2.6%	8.7%	7.0%
Dollar Exchange Rate – Quotation in R$	1.8544	1.5611	1.6942	1.8544	1.6942
Dollar Exchange Rate – Variation in the Period (%)	18.8%	-4.2%	-6.0%	11.3%	-2.7%
Euro Exchange Rate – Quotation in R$	2.4938	2.2667	2.3104	2.4938	2.3104
Euro Exchange Rate – Variation in the Period (%)	10.0%	-2.0%	4.8%	11.9%	-7.9%
IGP-M – In the Period (%)	1.0%	0.7%	2.1%	4.1%	7.9%
Savings Rate– In the Period (%)	1.9%	1.8%	1.8%	5.6%	5.1%

(1) Operating Revenues are the sum of Managerial Financial Margin, Banking Service Fees and Income from Banking Charges, Other Operating Income and Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses. **(2)** Described on page 12. **(3)** Calculated based on the weighted average of the number of outstanding shares. **(4)** JCP– Interest on Own Capital. Amounts paid/provisioned (Note 16 – b II to the Financial Statements). As of year 2011, the dividends are provisioned by considering the minimum statutory requirement. **(5)** Total number of outstanding shares (common shares and non-voting shares) multiplied by the average price of non-voting share on the last trading day in the period. **(6)** Annualized Return was calculated by dividing Net Income by the Average Stockholders' Equity. The quotient of this division was multiplied by the number of periods of the year to derive the annualized index. **(7)** Annualized Return was computed by dividing Net Income by Average Assets. The quotient of this division was multiplied by the number of periods of the year to derive the annualized index. **(8)** Does not include Margin with Market. See details on page 13. **(9)** Until the third quarter of 2010 the balance for loan and lease losses considered a countercyclical provision, which is now in our Equity, please see page 16 **(10)** For more details on the calculation methodology of both Efficiency and Risk Adjusted Efficiency ratios, please see page 19. **(11)** As described on page 24. **(12)** Includes ESBs (electronic service branches) and service points in third-party establishments.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 3

Executive Summary

Net Income and Recurring Net Income

Our net income totaled R$3,807 million in the third quarter of 2011. This amount includes the impact of non-recurring events, which are presented in the table below, leading to recurring net income of R$3,940 million for the period.

Non Recurring Events Net of Tax Effects

R$ million

	3rd Q/11	2nd Q/11	3rd Q/10	Jan-Sep/11	Jan-Sep/10
Recurring Net Income	**3,940**	**3,317**	**3,158**	**10,895**	**9,624**
Non-recurring effects	**(133)**	**286**	**(124)**	**45**	**(190)**
Program for Settlement or Installment Payment of Federal Taxes - Law No.11,941/09 (a)	-	509	-	509	145
Market Value Adjustment – BPI (b)	(77)	(156)	-	(233)	-
Provision for Contingencies – Economic Plans (c)	(55)	(67)	(124)	(230)	(335)
Net Income	**3,807**	**3,603**	**3,034**	**10,940**	**9,433**

Note: Impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Non–Recurring Events of the first nine months of 2011 and 2010

Complementary effects from, the enrollment by Itaú Unibanco Holding and its subsidiaries in the Program for Settlement or Installment Payment of Federal Taxes in 2009. This program included the debt administered by the Federal Revenue Service of Brazil and by the Attorney's General Office of the National Treasury.

(b) Market Value Adjustment BPI

The investment held in the *Banco Português de Investimento* was adjusted to recognize its market value based on the share price on September 30, 2011.

(c) Provision for Contingencies - Economic Plans

Provision for losses resulting from economic plans that were effective in the 1980's.

Managerial Statement of Income

The following tables are based on the Managerial Statement of Income, which arises from reclassifications made in the accounting statement of income. Basically, the tax effects of hedges of investments abroad, originally included in tax expenses (PIS and Cofins), and income tax and social contribution on net income, were reclassified to financial margin.

Our strategy for exchange risk management of capital invested abroad is intended to avoid impacts from exchange variation on net income. For this purpose, the exchange risk is neutralized and the investments are remunerated in Reais, through the use of derivative financial instruments. Our strategy to hedge investments abroad also considers the impacts of all related tax effects. It should be noted that, in the third quarter of 2011, the Real depreciated 18.8% against the U.S. Dollar and 10.0% against the Euro, compared to appreciation of 4.2% and 2.0% in the previous quarter, respectively.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 4

Executive Summary

Itaú

The reconciliations between Accounting and Managerial Statement of Income of the last two quarters are presented below.

Reconciliation between the Accounting and Managerial Statement | 3rd quarter of 2011

R$ million

	Itaú Unibanco			
	Accounting	Non-recurring Effects	Tax Effect of Hedge	Managerial
Operating Revenues	**16,415**	**-**	**2,768**	**19,183**
Managerial Financial Margin	10,192	-	2,768	12,960
Financial Margin with Clients	11,824	-	-	11,824
Financial Margin with Market	(1,632)	-	2,768	1,136
Banking Service Fees and Income from Banking Charges	4,820	-	-	4,820
Results from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,319	-	-	1,319
Other Operating Income	84	-	-	84
Loan and Retained Claim Losses net of Recovery	**(4,041)**	**-**	**-**	**(4,041)**
Expenses for Allowance for Loan Losses	(4,972)	-	-	(4,972)
Income from Recovery of Credits Written Off as Losses	1,315	-	-	1,315
Retained Claims	(385)	-	-	(385)
Other Operating Income/(Expenses)	**(9,506)**	**201**	**(187)**	**(9,493)**
Non-interest Expenses	(8,501)	84	-	(8,417)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(759)	-	(187)	(946)
Selling Expenses from Insurance	(253)	-	-	(253)
Equity in Earnings of Affiliates and Other Investments	6	117	-	124
Operating Income	**2,867**	**201**	**2,580**	**5,649**
Non-operating Income	62	-	-	62
Income before Tax and Profit Sharing	**2,929**	**201**	**2,580**	**5,711**
Income Tax and Social Contribution	**1,125**	**(68)**	**(2,580)**	**(1,523)**
Profit Sharing	**(57)**	**-**	**-**	**(57)**
Minority Interests	**(190)**	**-**	**-**	**(190)**
Net Income	**3,807**	**133**	**-**	**3,940**

Reconciliation between the Accounting and Managerial Statement | 2nd quarter of 2011

R$ million

	Itaú Unibanco			
	Accounting	Non-recurring Effects	Tax Effect of Hedge	Managerial
Operating Revenues	**18,478**	**-**	**(497)**	**17,981**
Managerial Financial Margin	12,420	-	(497)	11,923
Financial Margin with Clients	11,233	-	-	11,233
Financial Margin with Market	1,187	-	(497)	690
Banking Service Fees and Income from Banking Charges	4,672	-	-	4,672
Results from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,279	-	-	1,279
Other Operating Income	106	-	-	106
Loan and Retained Claim Losses net of Recovery	**(4,118)**	**-**	**-**	**(4,118)**
Expenses for Allowance for Loan Losses	(5,107)	-	-	(5,107)
Income from Recovery of Credits Written Off as Losses	1,393	-	-	1,393
Retained Claims	(403)	-	-	(403)
Other Operating Income/(Expenses)	**(9,487)**	**337**	**57**	**(9,093)**
Non-interest Expenses	(8,068)	101	-	(7,967)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,040)	-	57	(983)
Selling Expenses from Insurance	(238)	-	-	(238)
Equity in Earnings of Affiliates and Other Investments	(141)	236	-	96
Operating Income	**4,872**	**337**	**(439)**	**4,770**
Non-operating Income	84	-	-	84
Income before Tax and Profit Sharing	**4,957**	**337**	**(439)**	**4,855**
Income Tax and Social Contribution	**(1,071)**	**(624)**	**439**	**(1,256)**
Profit Sharing	**(71)**	**-**	**-**	**(71)**
Minority Interests	**(211)**	**-**	**-**	**(211)**
Net Income	**3,603**	**(286)**	**-**	**3,317**

Management Discussion & Analysis Itaú Unibanco Holding S.A. 5

Executive Summary

We present below a perspective of the income statement highlighting the Operating Revenues, which is composed of the sum of revenues from banking, insurance, pension plans and capitalization operations.

Statement of Income | Operating Revenues Perspective

R$ million

						Variation					
	3rd Q/11	2nd Q/11	3rd Q/10	Jan-Sep/11	Jan-Sep/10	3rd Q/11 – 2nd Q/11		3rd Q/11- 3rd Q/10		Jan-Sep/11 – Jan-Sep/10	
Operating Revenues	**19,183**	**17,981**	**16,638**	**54,697**	**48,614**	**1,202**	**6.7%**	**2,545**	**15.3%**	**6,082**	**12.5%**
Managerial Financial Margin	12,960	11,923	11,049	36,610	32,019	1,036	8.7%	1,910	17.3%	4,591	14.3%
Financial Margin with Clients	11,824	11,233	10,143	33,850	29,203	590	5.3%	1,681	16.6%	4,646	15.9%
Financial Margin with Market	1,136	690	906	2,760	2,816	446	64.6%	229	25.3%	(55)	-2.0%
Banking Service Fees and Income from Banking Charges	4,820	4,672	4,379	13,960	12,607	148	3.2%	441	10.1%	1,353	10.7%
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,319	1,279	1,145	3,823	3,604	41	3.2%	175	15.3%	219	6.1%
Other Operating Income	84	106	66	304	384	(23)	-21.4%	18	27.6%	(80)	-20.9%
Loan and Retained Claim Losses net of Recovery	**(4,041)**	**(4,118)**	**(3,273)**	**(11,734)**	**(10,106)**	**77**	**-1.9%**	**(768)**	**23.5%**	**(1,628)**	**16.1%**
Expenses for Allowance for Loan Losses	(4,972)	(5,107)	(4,010)	(14,459)	(11,775)	136	-2.7%	(961)	24.0%	(2,684)	22.8%
Income from Recovery of Credits Written Off as Loss	1,315	1,393	1,114	3,915	2,899	(78)	-5.6%	201	18.0%	1,016	35.0%
Retained Claims	(385)	(403)	(377)	(1,190)	(1,230)	19	-4.6%	(8)	2.0%	40	-3.3%
Operating Margin	**15,142**	**13,863**	**13,365**	**42,963**	**38,508**	**1,279**	**9.2%**	**1,776**	**13.3%**	**4,455**	**11.6%**
Other Operating Income/(Expenses)	**(9,493)**	**(9,093)**	**(8,740)**	**(27,343)**	**(24,461)**	**(400)**	**4.4%**	**(753)**	**8.6%**	**(2,882)**	**11.8%**
Non-interest Expenses	(8,417)	(7,967)	(7,741)	(24,059)	(21,384)	(450)	5.7%	(676)	8.7%	(2,675)	12.5%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(946)	(983)	(888)	(2,864)	(2,668)	37	-3.7%	(58)	6.6%	(195)	7.3%
Selling Expenses From Insurance	(253)	(238)	(236)	(737)	(730)	(15)	6.3%	(18)	7.5%	(7)	1.0%
Equity in earnings of affiliates and Other investments	124	96	125	317	321	28	29.4%	(1)	-0.7%	(4)	-1.3%
Operating Income	**5,649**	**4,770**	**4,625**	**15,620**	**14,047**	**878**	**18.4%**	**1,024**	**22.1%**	**1,573**	**11.2%**
Non-operating Income	62	84	2	189	22	(23)	-26.7%	60	-	167	-
Income before Tax and Profit Sharing	**5,711**	**4,855**	**4,627**	**15,809**	**14,069**	**856**	**17.6%**	**1,083**	**23.4%**	**1,740**	**12.4%**
Income Tax and Social Contribution	**(1,523)**	**(1,256)**	**(1,209)**	**(4,172)**	**(3,615)**	**(268)**	**21.3%**	**(315)**	**26.0%**	**(557)**	**15.4%**
Profit Sharing	**(57)**	**(71)**	**(52)**	**(163)**	**(168)**	**15**	**-20.4%**	**(5)**	**9.0%**	**5**	**-2.9%**
Minority Interests in Subsidiaries	**(190)**	**(211)**	**(208)**	**(579)**	**(662)**	**20**	**-9.7%**	**18**	**-8.7%**	**83**	**-12.5%**
Recurring Net Income	**3,940**	**3,317**	**3,158**	**10,895**	**9,624**	**623**	**18.8%**	**782**	**24.8%**	**1,271**	**13.2%**

We present below a perspective of the income statement highlighting the Managerial Financial Margin.

Statement of Income | Managerial Financial Margin Perspective

R$ million

						Variation					
	3rd Q/11	2nd Q/11	3rd Q/10	Jan-Sep/11	Jan-Sep/10	3rd Q/11 – 2nd Q/11		3rd Q/11- 3rd Q/10		Jan-Sep/11 – Jan-Sep/10	
Managerial Financial Margin	**12,960**	**11,923**	**11,049**	**36,610**	**32,019**	**1,036**	**8.7%**	**1,910**	**17.3%**	**4,591**	**14.3%**
Financial Margin with Clients	11,824	11,233	10,143	33,850	29,203	590	5.3%	1,681	16.6%	4,646	15.9%
Financial Margin with Market	1,136	690	906	2,760	2,816	446	64.6%	229	25.3%	(55)	-2.0%
Loan Losses net of Recovery	**(3,657)**	**(3,715)**	**(2,896)**	**(10,544)**	**(8,876)**	**58**	**-1.6%**	**(761)**	**26.3%**	**(1,668)**	**18.8%**
Expenses for Allowance for Loan Losses	(4,972)	(5,107)	(4,010)	(14,459)	(11,775)	136	-2.7%	(961)	24.0%	(2,684)	22.8%
Income from Recovery of Credits Written Off as Loss	1,315	1,393	1,114	3,915	2,899	(78)	-5.6%	201	18.0%	1,016	35.0%
Net Result from Financial Operations	**9,303**	**8,209**	**8,153**	**26,066**	**23,143**	**1,094**	**13.3%**	**1,150**	**14.1%**	**2,923**	**12.6%**
Other Operating Income/(Expenses)	**(3,654)**	**(3,438)**	**(3,528)**	**(10,446)**	**(9,096)**	**(216)**	**6.3%**	**(126)**	**3.6%**	**(1,350)**	**14.8%**
Banking Service Fees and Income from Banking Charges	4,820	4,672	4,379	13,960	12,607	148	3.2%	441	10.1%	1,353	10.7%
Result from Insurance, Pension Plans and Capitalization Operations	681	637	532	1,896	1,643	44	6.9%	150	28.2%	252	15.3%
Non-interest Expenses	(8,417)	(7,967)	(7,741)	(24,059)	(21,384)	(450)	5.7%	(676)	8.7%	(2,675)	12.5%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(946)	(983)	(888)	(2,864)	(2,668)	37	-3.7%	(58)	6.6%	(195)	7.3%
Equity in earnings of affiliates and Other investments	124	96	125	317	321	28	29.4%	(1)	-0.7%	(4)	-1.3%
Other Operating Income	84	106	66	304	384	(23)	-21.4%	18	27.6%	(80)	-20.9%
Operating Income	**5,649**	**4,770**	**4,625**	**15,620**	**14,047**	**878**	**18.4%**	**1,024**	**22.1%**	**1,573**	**11.2%**
Non-operating Income	62	84	2	189	22	(23)	-26.7%	60	-	167	-
Income before Tax and Profit Sharing	**5,711**	**4,855**	**4,627**	**15,809**	**14,069**	**856**	**17.6%**	**1,083**	**23.4%**	**1,740**	**12.4%**
Income Tax and Social Contribution	**(1,523)**	**(1,256)**	**(1,209)**	**(4,172)**	**(3,615)**	**(268)**	**21.3%**	**(315)**	**26.0%**	**(557)**	**15.4%**
Profit Sharing	**(57)**	**(71)**	**(52)**	**(163)**	**(168)**	**15**	**-20.4%**	**(5)**	**9.0%**	**5**	**-2.9%**
Minority Interests in Subsidiaries	**(190)**	**(211)**	**(208)**	**(579)**	**(662)**	**20**	**-9.7%**	**18**	**-8.7%**	**83**	**-12.5%**
Recurring Net Income	**3,940**	**3,317**	**3,158**	**10,895**	**9,624**	**623**	**18.8%**	**782**	**24.8%**	**1,271**	**13.2%**

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 6

Executive Summary

Net Income

R$ million
3,213
3,234
3,298
3,158
3,890
3,638
3,603
3,940
2,813
3,168
3,165
3,034
3,400
3,530
3,317
3,807
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
Recurring Net Income
Net Income

The recurring net income for the third quarter of 2011 amounted to R$3,940 million, representing increases of 18.8% quarter-on-quarter and 24.8% from the same period of the prior year.

Comparing 2011 to 2010, on a year-to-date basis, recurring net income grew 13.2% in the current period, mainly due to improvements of 15.9% in financial margin with clients and 10.7% in banking service fees and income from banking charges. Also during the period, loan and retained claim losses net of recovery grew 16.1%, while non-interest expenses increased 12.5%.

Annualized Return on Average Equity

%
22.3
24.4
24.4
23.8
23.5
23.4
21.9
22.4
22.6
24.4
24.4
22.5
23.0
23.4
20.4
23.5
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
Recurring Return on Average Equity (quarterly)
Recurring Return on Average Equity (year-to-date)

On September 30, 2011, stockholders' equity totaled R$ 68,206 million, and recurring return on average equity for the quarter reached 23.5%, and 22.4% year-to-date.

Net Income per Share and Recurring Net Income per Share

R$
0.71
0.71
0.73
0.70
0.86
0.80
0.79
0.87
0.62
0.70
0.70
0.67
0.75
0.78
0.73
0.84
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
Recurring Net Income per share
Net Income per share

Net income per share, for the third quarter of 2011, increased 5.9% compared to the prior quarter, reaching R$0.84. With respect to the year-to-date amounts of 2011, net income per share has evolved to R$2.41, up 15.7% over the previous year. Recurring earnings per share were R$0.87 and R$2.40 in the third quarter of 2011 and year-to-date, respectively.

The improvement in net income per share was driven by, in addition to the evolution of results in 2011, the repurchase of 40,970,900 own shares, which occurred until the end of the third quarter of 2011 at an average price of R$31.69 (25,470,900 shares in the third quarter at an average price of R$29.14).

Operating Revenues

R$ million
16,930
15,699
16,277
16,638
17,776
17,533
17,981
19,183
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11

In the third quarter of 2011, Operating Revenues, which represent revenues from banking operations and insurance, pension plans and capitalization operations, totaled R$19,183 million. Main components of Operating Revenues and other items of the results are presented next.

Managerial Financial Margin

R$ million
3rd Q/11
1,136
11,824
12,960
2nd Q/11
690
11,233
11,923
1st Q/11
935
10,793
11,727
4th Q/10
1,214
10,817
12,031
3rd Q/10
906
10,143
11,049
2nd Q/10
891
9,857
10,748
1st Q/10
1,019
9,204
10,222
4th Q/09
1,488
9,327
10,815
Financial Margin with Clients
Financial Margin with Market

In the third quarter of 2011, the Financial Margin with Clients totaled R$11,824 million, a 5.3% increase from the prior period.

The financial margin with the market amounted to R$1,136 million, growing R$446 million primarily due to higher results with proprietary positions.

The managerial financial margin totaled R$ 12,960 million in the third quarter of 2011, up R$1,036 million from the second quarter of 2011.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 7

Executive Summary

Banking Service Fees and Income from Banking Charges

R$ million
4,205
4,024
4,205
4,379
4,493
4,467
4,672
4,820
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11

Banking service fees, including income from banking charges, recorded an increase of 3.2% in the third quarter of 2011 compared to the prior quarter, to reach R$4,820 million, mainly driven by revenues from credit cards and collection services.

Result from Loan Losses, Net of Recovery

R$ million
3,223
2,976
3,004
2,896
2,608
3,173
3,715
3,657
4,016
3,809
3,955
4,010
3,918
4,380
5,107
4,972
793
833
952
1,114
1,310
1,207
1,393
1,315
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
Expenses for Provision for Loan and Lease Losses
Income from Recovery of Credits Written Off as Losses
Result from Loan Losses

The expenses with provisions for loan and lease losses reached R$4,972 million in the third quarter of 2011, representing a R$136 million decrease quarter-on-quarter, primarily due to the anticipation of the provisioning created by the expected loss model on the prior quarters and the current level of total provisions, considering the evolution of the risk level of our portfolio. The result from loan losses, net of credit recovery, totaled R$3,657 million in the quarter, an improvement of R$58 million due to a reduction in the expenses with the mentioned provisions despite the slight decrease in the recovery of credits written off as losses.

Non-Interest Expenses

R$ million
4.9%
4.2%
4.5%
4.7%
4.7%
4.0%
4.1%
4.1%
7,404
6,505
7,137
7,741
8,389
7,675
7,967
8,417
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
Non Interest Expenses (R$ million)
Non Interest Expenses / Average Assets

Non-interest expenses amounted to R$ 8,417 million in the third quarter of 2011, a 5.7% growth compared to the prior quarter. The main drivers were personnel, operating and administrative expenses, the latter especially for expenses related to third-party services, facilities and advertising, promotions and publications, explained in detail later on this report.

Personnel expenses increased 4.1% (R$135 million) in the quarter, already considering the provision for the readjustment of 9.0% related to the Collective Bargaining Labor Agreement signed in October, which impacted our expenses by R$164 million. Disregarding this effect, a reduction in these costs would have been observed.

The ratio between non-interest expenses and average assets reached 4.1% in the third quarter of 2011, remaining almost stable quarter-on-quarter.

Efficiency Ratio (E.R.) and Risk Adjusted Efficiency Ratio (R.A.E.R) [(1)]

75.2
73.5
72.0
71.1
70.1
70.2
70.8
70.3
47.2
46.8
47.5
48.3
50.3
50.1
49.6
48.8
47.1
46.7
47.1
48.1
49.1
49.6
49.3
47.8
74.0
68.7
70.1
71.4
69.9
69.3
72.5
69.7
48.8
45.6
48.0
50.6
51.9
47.7
48.3
47.5
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
Quarter E.R. (%)
Quarter R.A.E.R. (%)
E.R. Cumulative figure of the last 12 months (%)
R.A.E.R. Cumulative figure of the last 12 months (%)
E.R. Cumulative figure of the last 9 months (%)

(1) The criteria for calculating the ratios are detailed on page 19.

During the third quarter, the efficiency ratio reached 47.5%, a decrease of 80 basis points compared to the prior quarter and 310 basis points compared to the third quarter of 2011. The decline in the quarter was due to increases in the managerial financial margin, banking service fees and banking charges and the result of insurance, pension plan and capitalization transactions before claims and selling expenses (6.7% compared to the prior quarter) higher than the expenses (5.7% in the same period). Year-to-date, the efficiency ratio reached 47.8%, a 30 basis point better than to the same period of 2010.

The risk-adjusted efficiency ratio for the third quarter was 69.7%, decreasing 280 basis points from the second quarter of 2011, due to the factors that impacted the efficiency ratio, and to a reduction in the expenses for allowance for loan losses. In the last 12 months, the risk-adjusted efficiency ratio reached 70.3%, improving 80 basis points compared to the same period of the previous year and achieving one of the best historical levels since the merger between Itaú and Unibanco.

Unrealized Profits

R$ million
10,531
12,509
10,044
11,241
8,670
9,124
9,125
9,982
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11

Unrealized net income totaled R$9,982 million in the third quarter of 2011, a 9.4% increase from the prior quarter. The increase is mainly to the appreciation of Redecard shares on stock exchanges.

In this quarter, we adjusted the shares corresponding to our investment in *Banco Português de Investimento* to its market value. This adjustment, which totaled R$117 million, was treated as non-recurring and impacted net income by R$77 million net of tax effects.

Management Discussion & Analysis
Itaú Unibanco Holding S.A. 8

Executive Summary

Balance Sheet | Assets

R$ million

	Sep 30,11	Jun 30,11	Sep 30,10	Variation	
				Sep/11 – Jun/11	Sep/11 – Sep/10
Current and Long-term Assets	**825,794**	**782,732**	**672,198**	**5.5%**	**22.8%**
Cash and Cash Equivalents	11,509	15,186	10,805	-24.2%	6.5%
Short-term Interbank Investments	99,519	98,445	112,879	1.1%	-11.8%
Securities and Derivative Financial Instruments	185,584	180,733	139,690	2.7%	32.9%
Interbank and Interbranch Accounts	101,876	96,245	66,241	5.9%	53.8%
Loan, Lease and Other Credit Operations	335,279	316,964	277,175	5.8%	21.0%
(Allowance for Loan Losses)	(24,719)	(23,775)	(23,018)	4.0%	7.4%
Other Assets	116,746	98,934	88,425	18.0%	32.0%
Foreign Exchange Portfolio	40,274	24,869	20,571	61.9%	95.8%
Other	76,472	74,065	67,855	3.3%	12.7%
Permanent Assets	**11,200**	**10,947**	**10,752**	**2.3%**	**4.2%**
Investments	2,898	2,974	3,345	-2.6%	-13.4%
Fixed and Operating Lease Assets	4,921	4,781	4,424	2.9%	11.2%
Intangible Assets and Goodwill	3,381	3,191	2,983	6.0%	13.4%
TOTAL ASSETS	**836,994**	**793,679**	**682,950**	**5.5%**	**22.6%**

On September 30, 2011, total assets amounted to R$ 837.0 billion, corresponding to increases of 5.5% and 22.6% when compared to the second quarter and to Sep 30, 2010, respectively. The growth in credit portfolio (excluding endorsements and sureties) is to be highlighted, with a 5.8% increase quarter–on–quarter and 21.0% compared to the last twelve months, to reach R$ 335.3 billion. Also significantly, Interbank and Interbranch Accounts grew R$ 35.6 billion, compared to September 30, 2010, mostly as a result of the increased reserve requirements imposed by the Brazilian Central Bank at the end of 2010. In summary, this increase of R$ 43.3 billion in the total bank assets on the quarter is a result of the growth in (a) the credit portfolio of R$ 17.4 billion, (b) the foreign exchange portfolio of R$ 15.4 billion, (c) the reserve requirements by R$ 6.5 billion and (d) of liquidity and securities accounts, mainly.

Balance Sheet | Liabilities and Equity

R$ million

	Sep 30,11	Jun 30,11	Sep 30,10	Variation	
				Sep/11 – Jun/11	Sep/11 – Sep/10
Current and Long-term Liabilities	**765,922**	**723,458**	**621,660**	**5.9%**	**23.2%**
Deposits	220,675	208,914	194,889	5.6%	13.2%
Demand Deposits	26,069	24,463	29,060	6.6%	-10.3%
Savings Deposits	63,334	60,008	54,874	5.5%	15.4%
Interbank Deposits	2,157	2,802	1,258	-23.0%	71.6%
Time Deposits	129,115	121,641	109,697	6.1%	17.7%
Deposits Received under Securities Repurchase Agreements	195,569	197,864	155,654	-1.2%	25.6%
Fund from Acceptances and Issue of Securities	40,965	32,297	23,353	26.8%	75.4%
Interbank and Interbranch Accounts	8,624	8,519	8,028	1.2%	7.4%
Borrowings and Onlendings	57,872	52,947	43,195	9.3%	34.0%
Derivative Financial Instruments	11,211	6,887	9,077	62.8%	23.5%
Technical Provisions for Insurance, Pension Plans and Capitalization	70,170	66,703	57,717	5.2%	21.6%
Other Liabilities	160,836	149,328	129,747	7.7%	24.0%
Subordinated Debt	37,638	37,210	33,017	1.1%	14.0%
Foreign Exchange Portfolio	39,759	25,458	21,399	56.2%	85.8%
Other	83,440	86,659	75,331	-3.7%	10.8%
Deferred Income	**862**	**829**	**631**	**4.0%**	**36.6%**
Minority Interest in Subsidiaries	**2,004**	**3,309**	**3,434**	**-39.4%**	**-41.6%**
Stockholders' Equity	**68,206**	**66,083**	**57,225**	**3.2%**	**19.2%**
TOTAL LIABILITIES AND EQUITY	**836,994**	**793,679**	**682,950**	**5.5%**	**22.6%**

In Liabilities and Equity, compared to the same period of the prior year, the following significant increases were observed: 19.2% in stockholders' equity, 25.6% in funds obtained in the deposits received under securities repurchase agreements, 75.4% in funds from acceptances and issue of securities, 34.0% in borrowings and onlendings, 17.7% in time deposits, and 14.0% in subordinated debt. In summary, the liabilities and equity increase in this quarter is a result of the growth of (a) the deposits of R$ 11.8 billion, (b) foreign exchange portfolio in R$ 14.3 billion and (c) funds from acceptances and issue of securities of R$ 8.7 billion, mainly.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 9

Executive Summary

Credit Portfolio with Endorsements and Sureties

The credit portfolio, including sureties and endorsements, amounted to R$382,236 million on September 30, 2011, growing 6.1% quarter-on-quarter, and 22.8% from the same period of the prior year.

In the individuals segment, the highlights were the mortgage and personal loan portfolios, which increased 14.7% and 10.0% in the quarter, respectively. In the last 12 months, the credit card, personal credit and mortgage loan portfolios stood out, with increases of 22.0%, 43.4% and 79.3%, respectively.

The companies portfolio grew 6.2% in the quarter and 22.4% in the last 12 months. Our corporate portfolio increased 9.0% in the quarter and 23.9% in the last 12 months, while the very small, small and middle market companies portfolio increased 2.2% and 20.0%, respectively, in the same periods, driven by the growth of the mid sized companies portfolio, despite the nominal decrease of the very small and small companies portfolio. The balance of sureties and endorsements added up to R$46,957 million on September 30, 2011, representing an increase of 8.8% in the quarter and of 37.5% in the last 12 months, mainly on account of the higher volume of transactions with large companies, which grew 8.0% quarter-on-quarter and 37.2% when compared to September 30, 2010.

R$ million

	Sep 30,11	Jun 30,11	Dec 31,10	Sep 30,10	Variation		
					Sep/11– Jun/11	Sep/11– Dec/10	Sep/11– Sep/10
Individuals	**141,475**	**135,942**	**125,079**	**116,666**	**4.1%**	**13.1%**	**21.3%**
Credit Card	35,586	34,555	33,030	29,176	3.0%	7.7%	22.0%
Personal Loans	33,282	30,262	23,864	23,203	10.0%	39.5%	43.4%
Vehicles	60,008	60,141	60,118	57,262	-0.2%	-0.2%	4.8%
Mortgage Loans	12,599	10,984	8,067	7,025	14.7%	56.2%	79.3%
Companies (*)	**221,660**	**208,668**	**193,951**	**181,115**	**6.2%**	**14.3%**	**22.4%**
Corporate	134,751	123,629	115,348	108,719	9.0%	16.8%	23.9%
Very Small, Small and Middle Market (**)	86,908	85,039	78,604	72,396	2.2%	10.6%	20.0%
Argentina/Chile/Uruguay/Paraguay	**19,102**	**15,497**	**14,397**	**13,548**	**23.3%**	**32.7%**	**41.0%**
Total with Endorsements and Sureties	**382,236**	**360,107**	**333,427**	**311,329**	**6.1%**	**14.6%**	**22.8%**
Total Retail (***)	**228,383**	**220,981**	**203,682**	**189,062**	**3.3%**	**12.1%**	**20.8%**
Endorsements and Sureties	**46,957**	**43,144**	**38,374**	**34,155**	**8.8%**	**22.4%**	**37.5%**
Individuals	248	237	252	186	4.7%	-1.7%	33.5%
Corporate	42,303	39,159	34,693	30,839	8.0%	21.9%	37.2%
Very Small, Small and Middle Market	3,099	2,923	2,541	2,361	6.0%	22.0%	31.3%
Argentina/Chile/Uruguay/Paraguay	1,307	825	888	769	58.5%	47.2%	69.9%
Growth adjusted for the effects of exchange rate changes					**3.5%**	**13.0%**	**21.3%**

(*) In the third quarter of 2011, we performed the reclassification of some companies between middle market and corporate segments, which are reflected in previous periods; (**) Includes Rural Loans to Individuals. (***) Includes Individuals and Very Small, Small and Middle Market companies.
Note: The acquired payroll credit portfolio is considered as corporate risk. Mortgage and Rural Loans portfolios from the businesses segment are allocated according to the client's size. For more details, see page 23.

Credit Portfolio – Currency Disclosure

R$ billion

Sep/11
61.4
320.9
382.2
Jun/11
48.3
311.8
360.1
Mar/11
46.3
298.6
344.9
Dec/10
43.1
290.3
333.4
Sep/10
40.8
270.5
311.3
Jun/10
38.2
256.1
294.4
Mar/10
37.5
245.5
283.0
Dec/09
36.3
240.3
276.6
Local Currency
Foreign Currency

On September 30, 2011, R$61.4 billion of our total credit assets was denominated in, or indexed to, foreign currencies, and the depreciation of the Real against these currencies contributed to the change in the total balance quarter on quarter. This impact is essentially reflected in the 23.3% increase in the credit portfolio of our operations in Chile, Uruguay, Paraguay and Argentina, as well as in the 9.0% growth in the corporate portfolio. Disregarding the exchange variation seen in the period, the total credit portfolio would have grown 3.5% compared to the third quarter of 2011.

NPL Ratio (90 days)

7.4%
6.7%
6.3%
6.0%
5.8%
5.7%
5.8%
6.3%
5.6%
4.8%
4.6%
4.2%
4.2%
4.2%
4.5%
4.7%
4.0%
3.3%
3.2%
2.8%
2.9%
3.1%
3.5%
3.5%
Dec, 09
Mar, 10
Jun, 10
Sep, 10
Dec, 10
Mar, 11
Jun, 11
Sep, 11
Individuals
Total
Companies

The overall NPL ratio (credit operations more than 90 days overdue) was 4.7% in September 2011, representing a 20 basis point growth compared to June 2011, and a 50 basis point increase compared to September 2010. Disregarding the exchange variation seen in the period, the NPL over 90 days ratio would have reached 4.8%.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 10

Atendimento
Itaú

Itaú

Analysis of the Net Income

Itaú Unibanco Holding S.A.

Analysis of the Net Income

Itaú

Managerial Financial Margin

Our managerial financial margin totaled R$12,960 million in the third quarter of 2011, corresponding to a R$1,036 million or 8.7% increase from the second quarter of 2011. Year-to-date, the increase was 14.3% compared to the period between January and September, 2010.

The main drivers of the variation from the second to the third quarter of 2011 are discussed below:

R$ million

	3rd Q/11	2nd Q/11	Jan - Sep/11	Jan - Sep/10	Variation 3rd Q/11 – 2nd Q/11		Variation Jan-Sep/11 – Jan-Sep/10	
Financial Margin with Clients	**11,824**	**11,233**	**33,850**	**29,203**	**590**	**5.3%**	**4,646**	**15.9%**
Interest Rate-Sensitive	1,843	1,938	5,668	3,712	(95)	-4.9%	1,956	52.7%
Spread-Sensitive	9,981	9,295	28,182	25,492	686	7.4%	2,690	10.6%
Financial Margin with Market	**1,136**	**690**	**2,760**	**2,816**	**446**	**64.6%**	**(55)**	**-2.0%**
Total	**12,960**	**11,923**	**36,610**	**32,019**	**1,036**	**8.7%**	**4,591**	**14.3%**

Financial Margin with Clients

The managerial financial margin with clients comprises the use of financial products and services by our clients, including both account holders and non-account holders.

In the third quarter of 2011, the financial margin with clients totaled R$11,824 million, corresponding to a 5.3% increase from the prior period. In order to allow for a better understanding of the financial margin, we divide the operations in two different groups: financial margin of operations that are sensitive to interest rate changes, and financial margin of operations that are sensitive to spreads. Further, we comment the evolution of the financial margin with clients in performing credits, as well as effects of changes in the portfolio mix and in the composition of origination pools that contribute to the margin.

Interest Rate-Sensitive Operations

The financial margin on interest rate-sensitive operations added up to R$ 1,843 million in the quarter, which corresponds to a 4.9% decrease from the prior quarter, mainly driven by the reduced balance of these operations. The operations in Brazil were impacted by the average increase in the annualized Brazilian benchmark rate – SELIC for the period and by the reduction in the average balance of assets. In this quarter, operations abroad grew, due to an increase in interbank investments abroad. The detailed evolution of these margins is shown in the next page of this report.

Annualized Rate of Interest Rate-Sensitive Operations in Brazil

R$ million

	3rd Q/11	2nd Q/11	Variation 3rd Q/11 – 2nd Q/11	
Average Balance	66,364	70,712	(4,348)	-6.1%
Financial Margin	1,843	1,938	(95)	-4.9%
Annualized Rate	11.1%	11.0%		10 b.p.

8.3%
8.1%
8.9%
10.4%
10.3%
10.6%
11.0%
11.1%
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11

Spread-Sensitive Margin with Clients

The financial margin on spread-sensitive operations amounted to R$9,981 million in the period, representing a 7.4%, or R$686 million increase from the prior quarter. This increase was mainly driven by the growth in the average balance of credit operations under conditions of slightly positive bias in spreads.

Annualized Rate of Spread-Sensitive Operations

R$ million

	3rd Q/11	2nd Q/11	Variation 3rd Q/11 – 2nd Q/11	
Average Balance	338,108	317,158	20,950	6.6%
Financial Margin	9,981	9,295	686	7.4%
Annualized Rate	11.8%	11.7%		10 b.p.

13.3%
13.0%
13.3%
12.5%
12.7%
11.9%
11.7%
11.8%
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11

Managerial Financial Margin with Market

The financial margin with market basically comprises treasury transactions which include assets and liabilities management (ALM) and proprietary portfolio management. During this quarter, the financial margin with market totaled R$1,136 million, a R$446 million increase, primarily driven by better results from proprietary positions.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 12

Analysis of the Net Income

Managerial Financial Margin with Clients

As a result of the above changes, the net interest margin – NIM – annualized rate of managerial financial margin with clients, which does not consider the financial margin with market, reached 11.7% in the third quarter of 2011, a 10 basis point growth from the prior quarter. When the decreased expense for provisions for loan and lease losses, net of the recovery of credits previously written off as losses, is taken into account, the adjusted NIM rate reaches 8.1%, or a 30 basis point increase quarter-on-quarter.

R$ million

	3rd Q/11			2nd Q/11			Jan - Sep/11		
	Average Balance	Financial Margin	Average Rate (p.y.)	Average Balance	Financial Margin	Average Rate (p.y.)	Average Balance	Financial Margin	Average Rate (p.y.)
Demand Deposits + Floatings	34,798			36,086			36,518		
(-) Compulsory Deposits	(10,556)			(10,892)			(11,036)		
Contingent Liabilities (-) Deposits in guarantee of Contingent Liabilities	1,630			1,780			1,548		
Tax and Social Security obligations (-) Deposits in guarantee	16,151			18,121			17,577		
Working Capital (Equity + Minority Interests - Permanent Assets - Capital Allocated to Treasury - Cash Equivalents Abroad)	46,722			50,113			47,146		
(-) Tax Credits	(27,589)			(26,167)			(26,577)		
Interest Rate-Sensitive Operations in Brazil	**61,156**	**1,840**	**12.0%**	**69,041**	**1,937**	**11.2%**	**65,176**	**5,661**	**11.6%**
Interest Rate-Sensitive Operations Abroad	**5,208**	**3**	**0.3%**	**1,671**	**0**	**0.3%**	**3,300**	**6**	**0.3%**
Interest Rate Sensitive Margin with Clients (A)	**66,364**	**1,843**	**11.1%**	**70,712**	**1,938**	**11.0%**	**68,476**	**5,668**	**11.0%**
	Average Balance	Financial Margin	*Spread (p.y.)*	Average Balance	Financial Margin	*Spread (p.y.)*	Average Balance	Financial Margin	*Spread (p.y.)*
Cash and Cash Equivalents + Interbank Deposits + Securities (*)	35,349			25,683			29,603		
Interbank and Interbranch Accounts (**)	4,033			3,897			4,008		
Loans, Leasing and Other Credits	323,114			310,646			311,200		
(Allowance for Loan Losses)	(24,388)			(23,068)			(22,585)		
Spread-Sensitive Margin with Clients (B)	**338,108**	**9,981**	**11.8%**	**317,158**	**9,295**	**11.7%**	**322,227**	**28,182**	**11.7%**
Net Interest Margin with Clients (C= A+B)	**404,472**	**11,824**	**11.7%**	**387,870**	**11,233**	**11.6%**	**390,703**	**33,850**	**11.6%**
Provision for Loan and Lease Losses (D)		**(4,972)**			**(5,107)**			**(14,459)**	
Recovery of Credits Written Off as Losses (E)		**1,315**			**1,393**			**3,915**	
Net Interest Margin after Provision for Credit Risk (F = C+D+E)	**404,472**	**8,167**	**8.1%**	**387,870**	**7,519**	**7.8%**	**390,703**	**23,306**	**8.0%**

(*) Cash and Cash Equivalents + Interbank Deposits + Securities (-) Interbank Deposits related to Repurchase Liability (-) Derivative financial instruments (-) Assets Guaranteeing PGBL/VGBL Technical Provisions (-) Operations Sensitive to Variations in Interest Rate. (**) Net of compulsory deposits (Central Bank).
Note: The effects of exchange rate changes on the average balances were neutralized for purposes of calculating the NIM. Disregarding these effects, the NIM before provision for loan and lease losses would have been 11.6%. In this quarter, we adopted the monthly averages criterion for the average balances and we highlight the averages of interbank investments abroad. For comparison purposes, prior periods were adjusted.

Net Interest Margin with Clients and Net Interest Margin with Clients after Provision for Credit Risk

12.5%
12.1%
12.6%
12.2%
12.2%
11.7%
11.6%
11.7%
8.2%
8.2%
8.7%
8.7%
9.3%
8.2%
7.8%
8.1%
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
NIM with clients
NIM with clients after Provision of Credit Risk

Management Discussion & Analysis Itaú Unibanco Holding S.A. 13

Analysis of the Net Income

Complementary Aspects in Analysis of Financial Margin with Clients

(A) NIM of Performing Credits

Performing transactions are those in which payments are timely made by clients. Non-performing operations include credits where payments are late for at least a day, and renegotiation products.

The annualized rate of the managerial financial margin with performing clients reached 11.3% in the third quarter of 2011, in line with the prior quarter.

The corresponding increase in our non-performing credit portfolio is reflected in our results, as the non-performing financial margin follows a criteria for revenue appropriation that is different from the one followed by our performing credit margin. For operations more than 60 days overdue, we do not recognize financial income on an accrual basis, according to the rules of the Brazilian Central Bank.

(B) Evolution of the Credit Portfolio Mix (excluding endorsements and sureties)

Our credit portfolio mix presented below highlights its major components and their share in the past quarters.

Our credit portfolio mix has changed over time. When comparing our portfolio at September 30, 2011 with the positions in the three last quarters since December 31, 2010, the mix dynamics becomes apparent: reduced margin growth in the first quarter and increased growth from the second quarter onwards, so that changes were offset in the first half of the year, so as to counter the effects arising from changes in our credit mix. The lower proportion of credits to very small, small and middle market and the larger proportion for corporate cause a reduction in the margin before expenses for allowance for loan and lease losses, offset by lower expenses of this nature. This evolution is shown in the following charts:

9.1%
6.3%
10.8%
21.1%
27.8%
24.9%
9.4%
6.1%
10.5%
20.7%
28.1%
25.3%
9.5%
5.8%
11.2%
20.4%
27.3%
25.8%
9.9%
6.5%
10.8%
19.7%
27.2%
26.0%
10.5%
7.1%
10.9%
19.0%
26.6%
25.9%
11.4%
7.5%
10.6%
17.9%
27.6%
25.0%
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11 (*)
Very Small, Small and Middle Market
Corporate
Vehicles
Credit Card
Personal Loans
Other

(*) In Set/11, economic groups were reclassified between middle market and corporate segments to reflect the migration of clients between these two segments. To allow a better comparison, the past balances have been restated.

Financial Margin with Clients Adjusted for Mix

9,857
10,143
10,817
10,793
11,233
11,824
9,820
10,024
10,851
10,945
11,248
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
Financial Margin with Clients – Mix of Credit Adjusted to September
Financial Margin with Clients

(C) Credit Portfolio by Origination Period

The chart below shows the evolution of our credit portfolio, excluding sureties and endorsements, by origination period (vintages).

277,175
316,964
335,279
20.3%
19.6%
8.6%
13.4%
38.1%
10.6%
9.9%
4.6%
6.6%
9.8%
10.7%
11.4%
36.4%
9.0%
8.1%
3.8%
5.4%
7.9%
8.9%
8.3%
13.6%
35.1%
2009
2010
(25.9%)
2011
(57.0%)
Sep/10
Jun/11
Sep/11
3rd Q/11
2nd Q/11
1st Q/11
4th Q/10
3rd Q/10
2nd Q/10
1st Q/10
2009
Other

New loans continue to be extended each quarter at a fairly steady pace, in proportional terms. Furthermore, given the term profile of the different credit products, the composition of new contract pools also remained steady during the most recent periods. On September 30, 2011, 57.0% of the portfolio was comprised of loans originated in 2011, 25.9% in 2010, 8.1% in 2009, and 9.0% in prior years.

We see, therefore, that the operations originated until 2009, corresponding in large part to vehicles and mortgage that have longer average maturity, already represent a small portion of the portfolio and that all the credit granted in 2010, with lower spreads, no longer causes significant impact in our NIM with clients, due to the rapid portfolio repricing. Additionally, new loans granted since the beginning of 2011 account for 57.0% of the portfolio.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 14

Analysis of the Net Income

Banking Service Fees and Income from Banking Charges

R$ million

	3rdQ/11	2ndQ/11	jan-sep/11	jan-sep/10	Variation 3rdQ/11 – 2ndQ/11		Variation jan-sep/11 - jan-sep/10	
Asset Management	671	638	1,946	1,850	32	5.1%	96	5.2%
Current Account Services	623	598	1,797	1,810	25	4.1%	(14)	-0.8%
Credit Operations and Guarantees Provided	823	827	2,429	2,063	(4)	-0.4%	366	17.8%
Collection Services	357	301	988	975	56	18.8%	13	1.3%
Credit Cards	1,891	1,804	5,387	4,702	87	4.8%	685	14.6%
Other	455	503	1,414	1,208	(49)	-9.6%	206	17.1%
Total	**4,820**	**4,672**	**13,960**	**12,607**	**148**	**3.2%**	**1,353**	**10.7%**

In the third quarter of 2011, banking service fees, including income from banking charges, amounted to R$ 4,820 million, or a 3.2% increase from the second quarter of the year. Year-to-date, banking service fees and charges grew 10.7% from the same period of the prior year.

Asset Management

Asset management revenues totaled R$ 671 million in the quarter, a 5.1% improvement from the prior period, basically driven by the increased volume of assets under management and the higher number of business days in the third quarter of 2011.

Current Account Services

Revenues from current account services totaled R$ 623 million in the third quarter, representing a 4.1% growth quarter-on-quarter, basically driven by the update of some of the prices of services implemented during the third quarter of 2011.

Credit Operations and Guarantees Provided

Revenues from credit transactions and guarantees provided added up to R$ 823 million in the third quarter, remaining virtually stable from the prior quarter.

Collection Services

During the third quarter, revenues from collection services grew 18.8% from the prior period, primarily on account of increases of R$ 50 million in collection income and R$ 7 million in tax payment receipts.

Credit Cards

Credit card revenues amounted to R$ 1,891 million in the third quarter of 2011, a 4.8% growth from the prior quarter, mainly as a result of higher interchange, annual fees and equipment rental revenues during the period.

Other

R$ million

	3rdQ/11	2ndQ/11	Variation
Foreign Exchange Services	21	20	1
Brokerage and Securities Placement	96	126	(30)
Custody Services and Management of Portfolio	56	50	6
Economic and Financial Advisory Services	85	106	(21)
Other Services	197	201	(4)
Total	**455**	**503**	**(49)**

Brokerage revenues declined R$ 30 million, due to the lower number of public offerings of shares. Revenues from economic and financial advisory services decreased R$ 21 million, as a result of the smaller number of investment bank transactions in the third quarter of 2011.

Banking Service Fees and Income from Banking Charges

From January to September 2011, banking service fees and income from banking charges increased 10.7% compared to the same period of the previous year.

During the third quarter of 2011, the ratio between total revenues from banking service fees and banking charges and operating revenues – which includes, in addition to these revenues, the managerial financial margin, revenues from insurance, pension plan and capitalization transactions, and other operating revenues – reached 25.1%. This ratio has fluctuated between 25% and 26% over the most recent quarters, mainly due to the consistent performance of banking service fees and charges. The next chart presents the quarterly historical data of banking service fees and their relation with our operating revenues.

R$ million

4,205
4,024
4,205
4,379
4,493
4,467
4,672
4,820
24.8%
25.6%
25.8%
26.3%
25.3%
25.5%
26.0%
25.1%
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
Banking services fee and income from banking charges
Banking services fee and income from banking charges/Operating Revenues

Management Discussion & Analysis Itaú Unibanco Holding S.A. 15

Analysis of the Net Income

Results from Loan Losses

R$ million

	3rd Q/11	2nd Q/11	Jan-Sep/11	Jan-Sep/10	Variation 3rd Q/11 – 2nd Q/11		Variation Jan-Sep/11 – Jan-Sep/10	
Expenses for Provision for Loan and Lease Losses	(4,972)	(5,107)	(14,459)	(11,775)	136	-2.7%	(2,684)	22.8%
Income from Recovery of Credits Written Off as Losses	1,315	1,393	3,915	2,899	(78)	-5.6%	1,016	35.0%
Result from Loan Lease Losses	**(3,657)**	**(3,715)**	**(10,544)**	**(8,876)**	**58**	**-1.6%**	**(1,668)**	**18.8%**

The result from loan and lease losses totaled R$3,657 million in the third quarter of 2011. The expenses for provision for loan and lease losses reached R$4,972 million in the period, R$136 million less than in the prior quarter, primarily due to the anticipation of the provisioning created by the expected loss model in prior quarters and to the current level of total provisions, when considering the evolution of the risk level of our portfolio.

The complementary allowance of loan and lease losses, in addition to the minimum required by National Monetary Council (NMC) regulation, 2,682/99 stood at R$5,058 million at the end of the third quarter of 2011. Dividing it by the credit portfolio the resulting ratio reduced from 1.6% to 1.5%, mainly due to maintenance of provisions despite of the growth of the credit portfolio.

Revenues from the recovery of credits previously written off as losses added up to R$1,315 million in the third quarter, a R$78 million decrease quarter-on-quarter, which is considered to be a normal variation.

Allowance for Loan Losses and Credit Portfolio

9.8%
9.1%
8.6%
8.3%
7.5%
7.3%
7.5%
7.4%
7.4%
6.7%
6.3%
6.1%
5.9%
5.7%
5.9%
5.9%
24,052
22,872
22,623
23,018
22,018
22,239
23,775
24,719
6,104
6,104
6,104
6,104
4,531
5,058
5,058
5,058
17,948
16,768
16,519
16,914
17,487
17,181
18,716
19,661
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11
Allowance for loan losses (R$ million)
Complementary portion of the provision— expected loss model (R$ million)
Additional provision — expected loss model + counter-cyclical provision (R$ million)
Allowance for loan losses specific + generic + complementary portion / Credit portfolio
Allowance for loan losses specific + generic / Credit portfolio

In September 2011, the balance of the credit portfolio without endorsements and sureties increased R$18,315 million in comparison to June 2011, to reach R$335,279 million, while the balance of the allowance for loan losses grew R$944 million to reach R$24,719 million.

The balance of allowances as a percentage of the credit portfolio decreased from 7.5% to 7.4%, due to the smaller proportion of the complementary provisions created by the expected loss model, as a result of the positive scenario.

Expenses for Provision for Loan Losses and Credit Portfolio

4,016
3,809
3,955
4,010
3,918
4,380
5,107
4,972
1.7%
1.5%
1.5%
1.5%
1.4%
1.5%
1.6%
1.5%
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
Expenses for provision for loan losses (R$ million)
Expenses for provision for loan losses / Credit portfolio (*)

(*) Average balance of the Credit Portfolio of the two previous quarters.

The ratio of expenses for provision for loan losses to the credit portfolio reached 1.5% in the third quarter of 2011, a 10 basis point decrease compared to the prior quarter.

NPL and Nonperforming Ratios

R$ million

	Sep 30,11	Jun 30,11	Sep 30,10
Nonperforming Loans – 60 days (a)	18,850	17,374	14,019
Nonperforming Loans – 90 days (b)	15,798	14,360	11,715
Credit Portfolio (c)	335,279	316,964	277,175
NPL Ratio [(a)/(c)] x 100 over 60 days	5.6%	5.5%	5.1%
NPL Ratio [(b)/(c)] x 100 over 90 days	4.7%	4.5%	4.2%
Coverage (d):			
Nonperforming Loans – 60 days	131%	137%	164%
Nonperforming Loans – 90 days	156%	166%	196%

(a) Loans overdue for more than 60 days and that do not accrue revenues.
(b) Loans overdue for more than 90 days.
(c) Endorsements and sureties not included
(d) Includes the Complementary Provisions (Sep/30/11 and Jun/30/11) and the Additional Countercyclical Provisions (Sep/30/10).

The overall delinquency level (credit transactions more than 90 days overdue) reached 4.7% in September 2011, increasing 20 basis points from the prior period. Disregarding the exchange variation seen in the period, the NPL over 90 days ratio would have reached 4.8%.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 16

Analysis of the Net Income

NPL Ratio - 90 days

7.4%
6.7%
6.3%
6.0%
5.8%
5.7%
5.8%
6.3%
5.6%
4.8%
4.6%
4.2%
4.2%
4.2%
4.5%
4.7%
4.0%
3.3%
3.2%
2.8%
2.9%
3.1%
3.5%
3.5%
Dec, 09
Mar, 10
Jun, 10
Sep, 10
Dec, 10
Mar, 11
Jun, 11
Sep, 11
Individuals
Total
Companies

The chart above shows the total 90–day NPL ratio evolution, of the total portfolio, along with the individuals and the companies segments ratios. In the individuals segment the ratio grew 50 basis points and reached 6.3% at the end of the period, while the companies segment stood practically stable compared to June 30, 2011. On a year–to–date basis, the NPL ratio increased 50 basis points with the individuals and 60 basis points with the

NPL Ratio - 31 to 90 days

4.3%
4.5%
4.2%
3.7%
3.7%
4.2%
4.1%
4.2%
2.7%
2.9%
2.6%
2.4%
2.3%
2.9%
2.7%
2.6%
1.3%
1.6%
1.3%
1.4%
1.2%
1.8%
1.5%
1.3%
Dec, 09
Mar, 10
Jun, 10
Sep, 10
Dec, 10
Mar, 11
Jun, 11
Sep, 11
Individuals
Total
Companies

As seen in the chart, short-term delinquency from 31 to 90 days decreased by 10 basis points. During the third quarter of 2011, delinquency levels increased 10 basis points for individuals and decreased 20 basis points for companies. On a year–to–date basis, the NPL ratio increased 50 basis points with the individuals. The same ratio for the companies segment rose 10 basis points on this year. An improvement of 50 basis points when compared to the first quarter of 2011.

Coverage - 90 days

The 90-day coverage ratio reached 156% in September, impacted by the growth in the credit portfolio overdue for 90 days. The balance of allowance for loan losses reached R$24,719 million in September, a 4.0% increase quarter-on-quarter.

174%
189%
188%
196%
177%
173%
166%
156%
44%
50%
51%
52%
37%
39%
35%
32%
36%
43%
41%
51%
51%
42%
41%
37%
94%
95%
96%
93%
90%
91%
89%
87%
Dec, 09
Mar, 10
Jun, 10
Sep, 10
Dec, 10
Mar, 11
Jun, 11
Sep, 11
Specific Allowance Coverage
Generic Allowance Coverage
Additional Allowance Coverage
Complementary Allowance Coverage

Note: The coverage ratio is derived from the division of the allowance for loans and lease losses balance by the balance of operations more than 90 days overdue. Until September 2010 the coverage ratio considered an additional countercyclical allowance.

When NPLs - non performing loans - increase, a reduction in the coverage ratio is expected. This effect occurs because the full provisioning of the credits happen after 180 days in delay while the 90-day NPL is fully considered from the 91st day on. That is, in a scenario of increasing NPLs, the denominator grows faster than the numerator and the coverage ratio decreases. In the opposite cycle, when NPLs decrease, the coverage tends to grow.

Overdue Loans

The overdue loan portfolio grew 5.8% in the third quarter, while the balance of allowance for loan losses increased, as mentioned earlier, 4.0% in the same period.

R$ million

	Sep 30,11	Jun 30,11	Sep 30,10
Overdue Loans	27,943	26,415	21,588
Allowance for Loan and Lease Losses	(24,719)	(23,775)	(23,018) [1]
Coverage	(3,224)	(2,640)	1,431

Note: Overdue loans are credit operations having at least one installment overdue, irrespective of collateral provided.
(1) includes additional countercyclical provisions.

Credit Portfolio Write Offs

Write-offs from the credit portfolio totaled R$4,028 million in the third quarter of 2011, growing by R$456 million and R$413 million from the prior period and the third quarter of 2010, respectively. The ratio of written-off operations to the credit portfolio reached 1.2% in the third quarter 2011, remaining stable in the quarter, and declined by 10 basis points compared to the same period of the previous year.

R$ million

4,204
4,640
4,204
3,615
3,346
4,159
3,572
4,028
1.8%
1.9%
1.6%
1.3%
1.2%
1.4%
1.2%
1.2%
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
Write Off
Write Off / Credit Portfolio (*)

(*) Average balance of the two previous quarters.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 17

Analysis of the Net Income

Non-interest Expenses

R$ million

	3rd Q/11	2nd Q/11	Jan - Sep/11	Jan - Sep/10	Variation 3rd Q/11 - 2nd Q/11		Variation Jan - Sep/11 - Jan - Sep/10	
Personnel Expenses	(3,471)	(3,335)	(10,049)	(9,136)	(135)	4.1%	(913)	10.0%
Administrative Expenses	(3,584)	(3,422)	(10,266)	(9,746)	(162)	4.7%	(521)	5.3%
Operating Expenses	(1,276)	(1,125)	(3,495)	(2,263)	(150)	13.4%	(1,232)	54.5%
Other Tax Expenses [1]	(87)	(84)	(249)	(240)	(3)	3.7%	(9)	3.7%
Total	**(8,417)**	**(7,967)**	**(24,059)**	**(21,384)**	**(450)**	**5.7%**	**(2,675)**	**12.5%**

[1] Does not include ISS, PIS and Cofins.

Non-interest expenses totaled R$8,417 million in the third quarter of 2011, corresponding to a 5.7% increase from the prior quarter, due to higher operating, administrative and personnel expenses.

Personnel Expenses

R$ million

	3rd Q/11	2nd Q/11	Variation
Compensation	(1,601)	(1,535)	(66)
Charges	(518)	(491)	(27)
Social Benefits	(433)	(370)	(62)
Training	(66)	(68)	2
Profit Sharing	(620)	(529)	(91)
Employee Terminations and Labor Claims	(233)	(342)	109
Total	**(3,471)**	**(3,335)**	**(135)**

Personnel expenses totaled R$3,471 million in the third quarter, representing a 4.1% increase from the prior period, impacted, basically by the adjustment in compensation, social benefits and charges expenses introduced by the Collective Bargaining Labor Agreement signed-off in October.

In spite of the 9.0% accrued readjustment related to the Collective Bargaining Labor Agreement, which impacted our expenses by R$164 million, personnel expenses grew only R$135 million in the quarter. Disregarding this effect, a reduction in these costs would have been observed.

Number of Employees [2]

The number of employees declined from 107,546 in June to 105,969 in September 2011, primarily due to the restructuring of the consumer credit area. Such restructuring aims at integrating our systems and processes into a single platform, in order to capture synergies among the operating structures and review the strategies for some business. As part of this review, the work posts of some commercial structures continue to be transferred to our retail partners.

103,835
105,847
106,879
108,040
109,836
107,546
105,969
5,456
5,508
5,648
5,724
5,814
6,015
6,149
98,379
100,339
101,231
102,316
104,022
101,531
99,820
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11
In Brazil
Abroad

[2] For companies under control of Itaú Unibanco, 100% of the number of employees are considered. For shared–control companies, 50% of the employees are considered. No employee is considered for companies which are not under Itaú Unibanco's control.

Administrative Expenses

R$ million

	3rd Q/11	2nd Q/11	Variation
Data Processing and Telecommunications	(866)	(892)	27
Third-Party Services	(837)	(807)	(30)
Facilities	(583)	(535)	(48)
Depreciation and Amortization	(363)	(344)	(19)
Advertising, Promotions and Publications	(264)	(220)	(45)
Transportation	(147)	(144)	(3)
Security	(118)	(119)	1
Materials	(116)	(111)	(5)
Financial System Services	(108)	(86)	(22)
Travel	(49)	(46)	(2)
Other	(132)	(116)	(16)
Total	**(3,584)**	**(3,422)**	**(162)**

Administrative expenses grew 4.7% quarter-on-quarter, due to an increase in third-party services expenses (associated for the most part with cash processing and custody services and higher expenses in Itaú Chile, resulting from the increase in operations of this bank), higher facilities expenses (incurred to remodel our branches and implement an improved visual communication pattern), as well as the evolution of advertising, promotions and publications expenses (associated with advertising of the Rock in Rio event and higher expenditures to disseminate the Itaucard brand).

Operating Expenses

R$ million

	3rd Q/11	2nd Q/11	Variation
Provision for contingencies	(396)	(285)	(111)
Selling - Credit Cards	(299)	(448)	149
Claims	(204)	(155)	(49)
Other	(377)	(238)	(139)
Total	**(1,276)**	**(1,125)**	**(150)**

In the third quarter, operating expenses were mainly impacted by increased provisions for contingencies, due to a change in value at risk from civil claims. The credit card selling and other expenses were impacted by reclassifications that occurred in this quarter, between accounts.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 19

Analysis of the Net Income

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the risk portions associated with banking transactions (result of the provision for loan losses) and insurance and pension plans transactions (claims).

75.2
73.5
72.0
71.1
70.1
70.2
70.8
70.3
47.2
46.8
47.5
48.3
50.3
50.1
49.6
48.8
47.1
46.7
47.1
48.1
49.1
49.6
49.3
47.8
74.0
68.7
70.1
71.4
69.9
69.3
72.5
69.7
48.8
45.6
48.0
50.6
51.9
47.7
48.3
47.5
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
Quarter E.R. (%)
E.R. Cumulative figure of the last 12 months (%)
E.R. Cumulative figure of the last 9 months (%)
Quarter R.A.E.R. (%)
R.A.E.R. Cumulative figure of the last 12 months (%)

Risk Adjusted Efficiency Ratio = Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Tax Expenses) + Insurance Selling Expenses + Result from Loan Losses + Retained Claims / (Managerial Financial Margin + Banking Service Fees and Banking Charges + Operating Result of Insurance, Capitalization and Pension Plans before Retained Claims and Insurance Selling Expenses + Other Operating Income - Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Efficiency Ratio

During the third quarter, the efficiency ratio reached 47.5%, a decrease of 80 basis points compared to the prior quarter and 310 basis points compared to the third quarter of 2011. The decline in the quarter was due to increases in the managerial financial margin, banking service fees and bank charges and the result of insurance, pension plan and capitalization transactions before claims and selling expenses (of 6.7% compared to the prior quarter) higher than the expenses (of 5.7% in the same period). Year-to-date, the efficiency ratio reached 47.8%, 30 basis points better than to the same period of 2010.

Risk-Adjusted Efficiency Ratio

The risk-adjusted efficiency ratio for the third quarter was 69.7%, decreasing 280 basis points from the second quarter of 2011, due to the factors that impacted the efficiency ratio, and to a reduction in the expenses for lease and loan losses. In the last 12 months, the risk-adjusted efficiency ratio reached 70.3%, improving 80 basis points compared to the same period of the previous year and achieving one of the best historical levels since the merger between Itaú and Unibanco.

Usage of Operating Revenues

The chart below shows the portions of the Operating Revenues that are utilized to cover Non-interest Expenses, Result from Loan Losses and Retained Claims.

Operating Revenues (*)
(-)
Efficiency Ratio
(-)
Loan Losses and Retained Claims Net of Recovery/ Operating Revenues (*)
=
Income before Tax and Profit Sharing (**) / Operating Revenues (*)
(+)
Risk Adjusted Efficiency Ratio
%
48.8
45.6
48.0
50.6
51.9
47.7
48.3
47.5
25.1
23.2
22.1
20.8
17.9
21.5
24.2
22.2
26.0
31.3
29.9
28.6
30.1
30.7
27.5
30.3
Operating Revenues (*)
E.R.
R.A.E.R.
3rdQ/2011
69.7%
Income before Tax and Profit Sharing (**)
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11

(*) Net of Tax Expenses for ISS, PIS and Cofins and Other.
(**) Does not include Equity in Earnings of Affiliates and Other Investments and Non-operating Income.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 19

Analysis of the Net Income

Points of Service

At the end of the third quarter of 2011, our network was comprised of 4,948 branches and client service branches (CSB), in addition to over 29 thousand ATMs, both in Brazil and in foreign countries.

Our network increased by 38 units in 2011 and 76 units in the last 12 months.

Branches and Client Service Branches (CSB) | Brazil and Abroad

4,884
4,879
4,869
4,871
4,911
4,927
4,936
4,948
3,936
3,933
3,931
3,929
3,967
3,982
3,993
4,005
948
946
938
942
944
945
943
943
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11
Client Service Branches (CSB)
Branches

Note: Includes Banco Itaú BBA, Banco Itaú Argentina and Chile, Uruguay and Paraguay companies.

Automated Teller Machines (ATMs) | Brazil and Abroad

30,705
30,686
30,398
29,443
29,301
29,536
29,543
29,228
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11

Note: (i) Includes Banco Itaú Argentina and Chile, Uruguay and Paraguay companies.
(ii) Includes ESBs (electronic service branches) and service points in third-party establishments.
(iii) Does not include points of sale and ATMs of Banco 24h.

Tax Expenses for ISS, PIS, Cofins and Others

Tax expenses amounted to R$946 million in the third quarter of 2011, a 3.7% decrease from the prior quarter.

Income Tax and Social Contribution on Net Income

During the third quarter of 2011, Income Tax and Social Contribution on Net Income (CSLL) expenses totaled R$1,523 million, a 21.3% growth from the prior period.

The CSLL expense payable continues not to reflect the rate increase from 9% to 15%, as tax credits recorded are sufficient to counter this effect. Furthermore, a Direct Unconstitutionality Action filed by the National Federation of the Financial System (CONSIF) in this regard is yet to be decided.

On September 30, 2011 the balance of the unrecorded remaining tax credit as a result of the CSLL rate increase totaled R$1,168 million.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 20

Balance Sheet
Balance Sheet by Currency
Value at Risk and Ownership Structure

Itaú Unibanco Holding S.A.

Balance Sheet

Short-term Interbank Investments and Securities Portfolio

On September 30, 2011, the balance of our short-term interbank investments and securities portfolio, including derivative financial instruments, totaled R$285,103 million, corresponding to a 2.1% growth from the prior quarter. The mix of short-term interbank investments and securities portfolio was changed during the quarter, mainly by reducing the exposure to public securities, and increasing the position in PGBL/VGBL fund quotas and derivative financial instruments.

R$ million

	Sep 30, 11	%	Jun 30, 11	%	Sep 30, 10	%	Variation	
							Sep/11 – Jun/11	Sep/11 – Sep/10
Short-term Interbank Investments	**99,519**	**34.9%**	**98,445**	**35.3%**	**112,879**	**44.7%**	**1.1%**	**-11.8%**
Total Public Securities	**85,993**	**30.2%**	**87,778**	**31.4%**	**57,600**	**22.8%**	**-2.0%**	**49.3%**
Government Securities – Domestic	79,608	27.9%	80,377	28.8%	50,008	19.8%	-1.0%	59.2%
Government Securities – Foreign	6,385	2.2%	7,401	2.7%	7,592	3.0%	-13.7%	-15.9%
Denmark	3,276	1.1%	3,270	1.2%	1,534	0.6%	0.2%	113.6%
Chile	851	0.3%	645	0.2%	1,382	0.5%	31.9%	-38.5%
Paraguay	490	0.2%	387	0.1%	267	0.1%	26.5%	83.3%
Spain	410	0.1%	782	0.3%	836	0.3%	-47.6%	-51.0%
Uruguay	297	0.1%	404	0.1%	855	0.3%	-26.4%	-65.2%
Korea	294	0.1%	295	0.1%	2,043	0.8%	-0.3%	-85.6%
United States	289	0.1%	1,137	0.4%	361	0.1%	-74.6%	-19.8%
Mexico	248	0.1%	244	0.1%	13	0.0%	1.6%	1853.6%
Argentina	156	0.1%	206	0.1%	274	0.1%	-24.5%	-43.2%
Other	74	0.0%	31	0.0%	27	0.0%	140.3%	173.5%
Corporate Securities	**31,641**	**11.1%**	**31,409**	**11.3%**	**27,843**	**11.0%**	**0.7%**	**13.6%**
PGBL/VGBL Fund Quotas	**54,090**	**19.0%**	**51,124**	**18.3%**	**43,352**	**17.2%**	**5.8%**	**24.8%**
Derivative Financial Instruments	**13,860**	**4.9%**	**10,423**	**3.7%**	**10,895**	**4.3%**	**33.0%**	**27.2%**
Total	**285,103**	**100.0%**	**279,178**	**100.0%**	**252,570**	**100.0%**	**2.1%**	**12.9%**

Evolution of Short-term Interbank Investments and Securities Portfolio

The performance of short-term interbank investments and securities over the most recent quarters is shown below.

259,384
255,871
242,263
252,570
272,921
282,799
279,178
285,103
5,939
38,626
23,414
8,319
43,889
139,195
8,158
39,921
23,810
7,993
39,369
136,620
7,898
41,191
27,125
6,264
44,302
115,483
10,895
43,352
27,934
7,592
49,917
112,879
8,307
46,051
30,906
13,928
87,371
86,359
10,841
48,554
31,033
6,509
86,234
99,628
10,423
51,124
31,409
7,401
80,377
98,445
13,860
54,090
31,641
6,385
79,608
99,519
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11
Short-term Interbank Investments
Public Securities – Domestic
Public Securities – Foreign
Corporate Securities
PGBL/VGBL Fund Quotas
Derivative Financial Instruments

On September 30, 2011, Itaú Unibanco had a position in European government securities comprised of R$3,276 million from Denmark and R$410 million from Spain , corresponding to a R$366 million reduction of exposure to European countries and of R$372 million to the eurozone in this quarter.

Credit Portfolio

Credit Portfolio by Risk Level

On September 30, 2011, the share of credits rated "AA" to "C" in the total portfolio grew to 90.6%, a 50 basis point increase from the prior quarter. Such increase had two drivers: the overall improvement in the portfolio profile, reflected in the 18.1% growth in "AA" credits, and the 50 basis point decline in loans rated "D-H", on account of the migration of the portfolio to a portfolio of lower risk.

Evolution of Credit Portfolio by Risk Level

Δ Balance Sep/11 X Jun/11
21.1%
45.3%
17.7%
5.7%
10.3%
21.5%
44.4%
18.4%
5.6%
10.1%
22.1%
44.7%
18.2%
5.2%
9.8%
22.7%
45.3%
17.3%
5.2%
9.5%
23.8%
44.7%
17.3%
4.9%
9.3%
36.3%
41.3%
8.2%
4.7%
9.5%
36.2%
40.9%
8.2%
4.8%
9.9%
40.3%
37.6%
8.2%
4.5%
9.4%
18.1%
-2.5%
6.6%
0.0%
-5.0%
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11
AA
A
B
C
D-H

Management Discussion & Analysis Itaú Unibanco Holding S.A. 22

Balance Sheet

Credit Portfolio by Product

The table below analyzes the credit portfolio of individuals and companies. To better understand the performance of these portfolios, the main product groups for each segment are presented below.

R$ million

	Sep 30, 11	Jun 30, 11	Dec 31, 11	Sep 30, 10	Variation		
					Sep/11– Jun/11	Sep/11– Dec/10	Sep/11– Sep/10
Individuals	**147,434**	**141,150**	**130,097**	**121,422**	**4.5%**	**13.3%**	**21.4%**
Credit Card	35,586	34,555	33,030	29,176	3.0%	7.7%	22.0%
Personal Loans	25,296	22,493	17,228	16,880	12.5%	46.8%	49.9%
Vehicles	60,008	60,141	60,118	57,262	-0.2%	-0.2%	4.8%
Own Payroll Loans	7,738	7,532	6,384	6,137	2.7%	21.2%	26.1%
Mortgage Loans	12,599	10,984	8,067	7,025	14.7%	56.2%	79.3%
Rural Loans	275	257	289	302	6.9%	-4.7%	-8.8%
Argentina/Chile/Uruguay/Paraguay	5,932	5,187	4,982	4,640	14.4%	19.1%	27.8%
Companies	**187,844**	**175,814**	**164,956**	**155,752**	**6.8%**	**13.9%**	**20.6%**
Working Capital (*)	98,836	95,574	89,352	84,296	3.4%	10.6%	17.2%
BNDES/Onlending	38,694	36,075	33,714	30,909	7.3%	14.8%	25.2%
Export / Import Financing	17,337	13,754	12,508	12,143	26.1%	38.6%	42.8%
Vehicles	8,254	8,383	8,510	8,699	-1.5%	-3.0%	-5.1%
Acquired Payroll Loans	1,412	1,591	2,018	1,662	-11.3%	-30.0%	-15.1%
Mortgage Loans	5,886	5,659	5,190	4,938	4.0%	13.4%	19.2%
Rural Loans	5,563	5,293	5,136	4,967	5.1%	8.3%	12.0%
Argentina/Chile/Uruguay/Paraguay	11,862	9,485	8,527	8,138	25.1%	39.1%	45.8%
Total without Endorsements and Sureties	**335,279**	**316,964**	**295,053**	**277,175**	**5.8%**	**13.6%**	**21.0%**
Endorsements and sureties	46,957	43,144	38,374	34,155	8.8%	22.4%	37.5%
Total with Endorsements and Sureties	**382,236**	**360,107**	**333,427**	**311,329**	**6.1%**	**14.6%**	**22.8%**
Private Securities (**)	15,538	15,224	15,598	13,419	2.1%	-0.4%	15.8%
Adjusted Total Risk	**397,774**	**375,331**	**349,025**	**324,748**	**6.0%**	**14.0%**	**22.5%**

(*) Also includes Revolving, Receivables, Hot Money, Leasing, and other; (**) Includes Debentures, CRI and Commercial Paper.

The individuals portfolio grew 4.5% from the prior quarter, to reach R$147,434 million on September 30, 2011. This improvement is primarily attributable to the following increases: 14.7% in mortgage loans, amounting to R$12,599 million; 12.5% in personal loans, totaling R$25,296 million; 2.7% in the payroll loan own portfolio, reaching R$7,738 million; and 3.0% in credit card loans, in the amount of R$35,586 million.

The companies portfolio grew 6.8% in the quarter, to reach R$187,844 million. Changes in this portfolio were driven by the following increases: working capital of 3.4%, for a total of R$98,836 million; BNDES/Onlending of 7.3%, amounting to R$38,694 million; export/import financing of 26.1%, to reach R$17,337 million; and South Cone transactions of 25.1%, totaling R$11.862 million.

Taking into account our private fixed income securities and sureties and endorsements, the adjusted balance of our overall credit portfolio amounted to R$397,774 million, or a 6.0% growth from June 30, 2011. However, disregarding the effect of the U.S. dollar appreciation, the growth would have been 3.5% in the quarter.

Operations under Renegotiation

Our portfolio of credits under renegotiation, including extended, modified and deferred repayments, amounted to R$13,085 million at the end of the third quarter, which represents to 3.9% of the total credit portfolio and increased 10 basis points in the quarter. In early 2011, our allowance for loan losses was mainly impacted by the increase in the renegotiation of our vehicle portfolio, which has guarantees and requires less provisions for loan and lease losses. The ratio of the allowance for loan and lease losses to the credit portfolio under renegotiation was 42.2% in the period, a 370 basis point increase from the prior quarter, as a result of the higher balance of the allowance for loan and lease losses. The following chart presents the changes over the last quarters:

2.9%
2.9%
3.3%
3.0%
3.1%
3.2%
3.8%
3.9%
54.9%
52.8%
49.4%
47.5%
46.7%
40,7%
38,5%
42,2%
PDD / Reneg. Portfolio
Reneg. Portfolio / Total Credit Portfolio

The coverage ratio of the Allowance for Loan Losses over Nonperforming Loans (NPL) 90 days overdue in the renegotiated portfolio was 141% as of September 30, 2011, for a NPL average of 30%, in line with our historical average (25%-30%) and with the market average adjusted to the characteristics of our portfolio.

Credit Portfolio by Industry

Industry	Sep/11	Jun/11	Variation	
			Sep/11 – Jun/11	
Industry and Commerce				
Food and Beverage	20,851	18,866	1,986	10.5%
Light abd Heavy Vehicles	11,685	10,949	736	6.7%
Steel and Metallurgy	9,809	8,932	877	9.8%
Clothing	9,639	8,905	734	8.2%
Electrical and Electronics	9,565	8,933	632	7.1%
Chemicals and Petrochemicals	8,109	7,661	449	5.9%
Industry Capital Assets	6,789	6,989	(200)	-2.9%
Other Industry and Commerce	46,904	43,994	2,911	6.6%
Services				
Transportation	17,146	15,295	1,851	12.1%
Real Estate Agents	12,071	11,332	739	6.5%
Financial	9,120	8,349	771	9.2%
Generation, Transmission and Distribution of Electric Energy	8,444	7,855	589	7.5%
Other Services	41,041	36,981	4,060	11.0%
Primary Sector				
Agribusiness	14,640	13,637	1,003	7.4%
Mining	3,328	2,968	360	12.1%
Other Industry	1,076	3,013	(1,937)	-64.3%

Management Discussion & Analysis Itaú Unibanco Holding S.A. 23

Balance Sheet

Funding

R$ million

	Sep 30, 11	Jun 30, 11	Sep 30, 10	Sep 30,11 - Jun 30,11	Sep 30, 11 - Sep 30,10
Demand Deposits	25,439	23,792	28,469	6.9%	-10.6%
Savings Deposits	63,307	59,982	54,858	5.5%	15.4%
Time Deposits	121,402	114,785	106,011	5.8%	14.5%
Debentures (Repurchase Agreements) and Funds from Bills [1]	127,815	115,154	94,040	11.0%	35.9%
(1) Total - Funding from Account Holders	**337,963**	**313,712**	**283,378**	**7.7%**	**19.3%**
Institutional Clients	17,735	15,140	14,104	17.1%	25.7%
Onlending	36,073	34,277	28,862	5.2%	25.0%
(2) Total – Funding from Institutional & Account Holders	**391,772**	**363,130**	**326,344**	**7.9%**	**20.0%**
Assets Under Administration	390,811	379,392	357,495	3.0%	9.3%
Technical Provisions for Insurance, Pension Plan and Capitalization	70,170	66,703	57,717	5.2%	21.6%
(3) Total – Clients	**852,752**	**809,225**	**741,555**	**5.4%**	**15.0%**
Deposits from Banks	2,157	2,802	1,258	-23.0%	71.6%
Funds from Acceptance and Issuance of Securities Abroad	14,350	11,736	9,295	22.3%	54.4%
Total Funds from Clients + Banks	**869,260**	**823,763**	**752,108**	**5.5%**	**15.6%**
Repurchase Agreements [2]	85,004	95,684	65,844	-11.2%	29.1%
Borrowings	21,799	18,670	14,333	16.8%	52.1%
Foreign Exchange Portfolio	39,759	25,458	21,399	56.2%	85.8%
Subordinated Debt	37,638	37,210	33,017	1.1%	14.0%
Collection and payment of Taxes and Contributions	4,636	9,385	3,706	-50.6%	25.1%
Free Assets [3]	59,010	58,445	49,907	1.0%	18.2%
Free Assets and Other	**247,845**	**244,853**	**188,206**	**1.2%**	**31.7%**
Total Funds (Free, Raised and Managed Assets)	**1,117,105**	**1,068,616**	**940,314**	**4.5%**	**18.8%**

[1] Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes.
[2] Does not include own issued debentures.
[3] Stockholders' Equity + Minority Interests - Permanent Assets.

On September 30, 2011, total funds from clients and banks amounted to R$869,260 million, increasing R$ 45,497 million from the prior quarter. The main drivers were increases in funds obtained through issuance of debentures and bills amounting to R$12,661 million, time deposits totaling R$ 6,617 million, assets under administration of R$ 11,419 million, and technical provisions for insurance, pension plans and capitalization totaling R$ 3,467 million.

Under the Brazilian legislation, debentures issued by our leasing company are classified as funds obtained in the open market. However, as they have the same characteristics of CDBs and other time deposits, we included them in the total deposits from account holders. In the third quarter of 2011, this type of funding reached R$ 110,565 million, including institutional clients.

Total funds (Free, Raised and Managed Assets) amounted to R$1.1 trillion on September 30, 2011, a R$ 48,489 million increase compared to June 2011, mainly driven by the growth in funds obtained from clients and the R$ 14,300 million increment in the foreign exchange portfolio, partly offset by the decrease in repurchase agreements with third-party issuers.

In the last 12 months, noteworthy was the R$ 117,152 million growth in funds obtained from clients, primarily due to higher time deposits, debenture-linked repurchase agreements and investment funds and managed portfolios. Total funds (Free, Raised and Managed Assets) grew R$ 176,790 million, driven by the increase in funds obtained from clients, repurchase agreements and foreign exchange portfolio.

Funds from clients [1]

R$ billion
682.2
699.7
714.9
752.1
785.6
811.6
823.8
869.3
386.3
400.8
398.9
415.2
424.4
445.4
446.1
461.0
191.7
192.6
204.3
213.5
233.4
235.5
244.4
266.3
74.1
75.0
78.3
83.9
84.3
84.6
84.5
89.4
dec/09
mar/10
jun/10
sep/10
dec/10
mar/11
jun/11
sep/11
Demand and Savings Deposits
Time Deposits + Debentures + Funds from Bills
Assets Under Administration + Technical Provisions for Insurance, Pension Plan and Capitalization
Total Funds from Clients

[1] Includes institutional clients, in the proportion of each type of product invested by them.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 24

Balance Sheet

Ratio between Credit Portfolio and Funding

R$ million

	Sep 30, 11	Jun 30, 11	Sep 30, 10	Sep 30, 11 - Jun 30, 11	Sep 30, 11 - Sep 30, 10
Funding from Clients + Account Holders	391,772	363,130	326,344	7.9%	20.0%
Funds from Acceptance and Issuance of Securities Abroad	14,350	11,736	9,295	22.3%	54.4%
Borrowings	21,799	18,670	14,333	16.8%	52.1%
Other [1]	17,638	20,066	16,814	-12.1%	4.9%
Total (A)	**445,558**	**413,601**	**366,786**	**7.7%**	**21.5%**
(-) Reserve Required by BACEN	(100,476)	(94,011)	(64,432)	6.9%	55.9%
(-) Cash (Currency)	(11,509)	(15,186)	(10,805)	-24.2%	6.5%
Total (B)	**333,573**	**304,405**	**291,549**	**9.6%**	**14.4%**
Credit Portfolio (C) [2]	**335,279**	**316,964**	**277,175**	**5.8%**	**21.0%**
C/A	**75.2%**	**76.6%**	**75.6%**	**-140 b. p.**	**-40 b.p.**
C/B	**100.5%**	**104.1%**	**95.1%**	**-360 b.p.**	**540 b.p.**

[1] These are comprised of installments of subordinated debt that is not included in Tier II Reference Equity.
[2] The credit portfolio balance does not include sureties and endorsements.

The ratio of credit portfolio to funding, before deducting compulsory deposits and cash (currency), reached 75.2% in September, 2011, compared to 76.6% in June, 2011. The 140 basis point variation is chiefly attributable to the increase in resources obtained from clients and account holders of R$ 28,642 million. Considering reserve requirements and cash (currency), the ratio reached 100.5% in September, 2011, versus 104.1% in June, 2011, or a 360 basis point decline.

In the last 12 months, we highlight a growth in the reserve requirement that demanded a higher volume of funding. This funding was raised mainly through debenture-linked repurchase agreements, that have a lower cost than time deposit rates.

Ratio between Credit Portfolio and Funding

86.9%
91.5%
98.1%
95.1%
101.1%
102.9%
104.1%
100.5%
77.2%
77.7%
76.8%
75.6%
75.5%
75.9%
76.6%
75.2%
281
244
274
250
267
262
292
277
292
295
295
304
304
317
334
335
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11
Funding from Clients (R$ billion)
Credit Portfolio (R$ billion)
Credit Portfolio / Funding
Credit Portfolio / Funding(*)

(*) Gross funding, disregarding the deduction of compulsory deposits and cash and cash equivalents.

External Funding [1]

The table below highlights the outstanding notes of Itaú Unibanco abroad, as of September 30, 2011.

US$ million

Instrument	Issuer	Balance at Jun 30,11	Issues	Amortization	Exchange Variation	Balance at Sep 30,11	Issue Date	Maturity Date	Coupon %p.y.
Fixed Rate Notes [2]	Grand Cayman	373		(373)		-	08/13/2001	08/15/2011	4.25%
Fixed Rate Notes	Grand Cayman	100		(100)		-	08/13/2001	08/15/2011	10.00%
Fixed Rate Notes	Grand Cayman	80		(80)		-	11/09/2001	08/15/2011	10.00%
Fixed Rate Notes [3]	Grand Cayman	500		(500)		-	07/29/2005	Perpetual	8.70%
Fixed Rate Notes [4]	Itaú Chile	97				97	07/24/2007	07/24/2017	UF [9] + 3.79%
Fixed Rate Notes [5]	Itaú Chile	98				98	10/30/2007	10/30/2017	UF [9] + 3.44%
Floating Rate Notes	Itaubank	393				393	12/31/2002	03/30/2015	Libor [10] + 1.25%
Floating Rate Notes [6]	IBBA International	89		(1)	(7)	81	12/22/2005	12/22/2015	Euribor [11] + 0.55%
Floating Rate Notes [7]	IBBA International	301		(301)		-	07/27/2006	07/27/2011	Euribor [11] + 0.32%
Medium Term Notes [8]	BBA Nassau	248			(39)	209	05/30/2007	05/30/2012	9.21%
Medium Term Notes	Banco Itaú Holding Cayman	1,000				1,000	04/15/2010	04/15/2020	6.20%
Medium Term Notes	Banco Itaú Holding Cayman	1,000				1,000	09/23/2010	01/22/2021	5.75%
Medium Term Notes [12]	Banco Itaú Holding Cayman	320			(51)	270	11/23/2010	11/23/2015	10.50%
Medium Term Notes	Banco Itaú Holding Cayman	250				250	01/24/2011	01/22/2021	5.75%
Medium Term Notes	Banco Itaú Holding Cayman	500				500	06/15/2011	12/21/2021	6.20%
Other Notes [13]		3,562	60	(60)		3,562			
Total		**8,910**	**60**	**(1,414)**	**(96)**	**7,459**			

[1] Balance refers to principal amounts.; [2] Amount in US$ equivalent on the dates shown to JPY 30 billion; [3] Perpetual Issue; [4] e [5] Amounts in US$ equivalent on the issue dates shown to CHP 46.9 billion, and CHP 48.5 billion, respectively; [6] and [7] Amounts in US$ equivalent on the dates shown to € 100 million and € 300 million, respectively; [8] Amounts in US$ equivalent on the date to R$387 million; [9] Fomentation Financial Unit; [10] 180–day Libor; [11] 90–day Euribor; [12] Amounts in US$ equivalent on the date to R$500 million; [13] Structured Notes.

On September 30, 2011, funds obtained abroad added up to US$ 7,459 million, a US$ 1,451 million decrease from the prior quarter.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 25

Capital Ratios (BIS)

Solvency Ratios | Economic-Financial Consolidated

R$ million

	Sep 30,11	Jun 30,11	Sep 30,10	Variation sep/11 – jun/11	Variation sep/11 – sep/10
Stockholder´s Equity of Parent Company	68,206	66,083	57,225	2,123	10,981
(-) Intangible	(3,286)	(3,124)	(3,273)	(163)	(14)
(=) Tangible Equity (A)	**64,919**	**62,959**	**53,953**	**1,960**	**10,967**
Risk-weighted Exposure	572,337	524,654	489,357	47,683	82,979
(-) Intagible asset not eliminated in the weighting	(2,968)	(2,801)	(2,851)	(166)	(116)
(=)Adjusted Risk-weighted Exposure (B)	**569,369**	**521,853**	**486,506**	**47,516**	**82,863**
Ratios (%)					
BIS	15.5	16.1	15.3	-60 b.p.	200 b.p.
Tier I	12.0	12.8	11.9	-80 b.p.	10 b.p.
Tangible Capital (A/B)	11.4	12.1	11.1	-70 b.p.	30 b.p.

On September 30, 2011, shareholders' equity of the parent company totaled R$68,206 million, an increase of R$2,123 million compared to June 30, 2011.

The BIS ratio reached 15.5%, with a 60 basis point decrease compared with June 30, 2011, influenced by the new risk weighting factor of 150% (Circular 3.515/BACEN) that became effective since July 1st, 2011 and impacted our Basel index in 40 basis points, and by the repurchase of 25,470,900 shares for Treasury during the third quarter of 2011. Year-to-date, 40,970,900 shares were repurchased at an average price of R$31.69. Excluding the effect of these repurchases in 2011, the Basel ratio would have been 15.7% (20 basis points higher).

Considering the subordinated financial bills of R$ 1,187 million, in process of approval by the Central Bank of Brazil, our Basel index would have been 15.7% (20 basis points higher).

The Basel ratio is presented next in order to show the composition of the Tangible Capital Index[1] .

Solvency Ratios

15.3%
11.9%
11.1%
16.1%
12.8%
12.1%
15.5%
12.0%
11.4%
Sep/10
Jun/11
Sep/11
BIS
Tier I
Tangible Equity

(1)The Tangible Common Equity - TCE is defined internationally as equity less intangible assets, goodwill and preferred shares. In Brazil, preferred shares essentially fulfill the role of capital and, therefore, were not excluded from the balance of the tangible equity.

Note: The Basel ratio of the financial system consolidated (another criteria used by Central Bank of Brazil) reached 15.1% on September 30, 2011.

Referential Equity | Economic-Financial Consolidated

R$ million

	Sep 30,11		Jun 30,11		Sep 30,10		Variation sep/11 – jun/11	Variation sep/11 – sep/10
Referential Equity Tier I	68,340	77.2%	67,327	79.5%	58,319	77.7%	1,013	10,021
Referential Equity Tier II [1]	20,162	22.8%	17,390	20.5%	16,764	22.3%	2,772	3,397
Referential Equity	**88,502**		**84,717**		**75,084**		**3,785**	**13,418**

(1) Consider the Preferred shares with clause of redemption and the exclusion of borrowing instruments issued by financial institutions and adjustment to market value—securities and derivative.

On September 30, 2011, our Capital Base reached R$88,502 million, an increase of R$ 3,785 million compared to June 30, 2011 and an increase of R$13,418 million over the same period of last year.

The ratio between Tier I and Capital Base reached 77.2% on September 30, 2011, a 230 basis point decrease compared to June 30, 2011, due to the issuance of new subordinated debt in the third quarter of 2011 and to the approval of the debt issued in previous quarters in the Referential Equity Tier II.

Subordinated Debt and Referential Equity Tier II | Sep 30, 11

R$ million

	Maturities < 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	> 5 years	Total
CDB	8,682	4,041	3,071	2,028	3,447	1,232	**22,501**
Financial Treasury Bills	-	-	-	-	2,217	5,874	**8,091**
Euronotes	-	-	-	-	-	5,147	**5,147**
Eurobonds	-	-	-	-	-	-	-
Subordinated Debt	**8,682**	**4,041**	**3,071**	**2,028**	**5,664**	**12,253**	**35,738**
Subject to approval - Central Bank of Brazil [1]	-	-	-	-	-	1,899	**1,899**
Subordinated Debt - Total	**8,682**	**4,041**	**3,071**	**2,028**	**5,664**	**14,152**	**37,638**

(1) Subordinated debt that does not make up the Tier II Capital Base. This amount includes subordinated financial bills of R$1.187 million that are subject to approval of the Central Bank of Brazil to join Tier II.

Subordinated Debt (part of Referential Equity Tier II)	**-**	**808**	**1,228**	**1,217**	**4,531**	**12,215**	**20,000**

Management Discussion & Analysis Itaú Unibanco Holding S.A. 26

Capital Ratios (BIS)

Exposure by Risk

R$ million

	Sep 30,11	Jun 30,11	Sep 30,10	Variation sep/11 – jun/11	Variation sep/11 – sep/10
Exposure weighted by credit risk (EPR)	**528,665**	**481,289**	**449,521**	**47,377**	**79,144**
Portion required for credit risk coverage (PEPR = 0.11x(EPR))	**58,153**	**52,942**	**49,447**	**5,211**	**8,706**
FPR at 20%	394	379	2,813	15	(2,419)
FPR at 35%	152	10	13	142	140
FPR at 50%	4,125	3,841	2,834	284	1,291
FPR at 75%	11,939	14,126	12,210	(2,187)	(271)
FPR at 100%	35,232	33,197	32,492	2,036	2,740
FPR at 150%	4,193	-	-	4,193	4,193
FPR at 300%	1,676	1,085	1,392	592	284
Derivatives – potential future gain	440	304	225	136	216
Portion required for operational risk coverage (POPR)	**3,851**	**3,435**	**3,129**	**416**	**722**
Portion required for market risk coverage	**952**	**1,335**	**1,253**	**(383)**	**(300)**
Operations subject to interest rate variation (PJUR)	827	1,143	866	(316)	(39)
Operations subject to commodity price variation (PCOM)	96	130	128	(34)	(32)
Operations subject to stock price variation (PACS)	30	62	259	(32)	(229)
Total exposure weighted by risk (Risk Weight Assets - RWA) [EPR + (1/0.11x(Operational Risk+Market Risk)]	**572,337**	**524,654**	**489,357**	**47,683**	**82,979**

The total exposure weighted by risk amounted to R$572,337 million on September 30, 2011, registering an increase of R$47,683 million compared to June 30, 2011 due to the growth in exposure weighted by credit risk, mainly driven by the weighting of R$38,120 million by the new factor of 150% with respect to certain operations with individuals within the guidelines of Circular 3,515/BACEN.

The amount required to cover market risk decreased by R$383 million from June 30, 2011, mainly driven by the reduction of operations subject to fluctuations in interest rates of R$316 million.

The portion required for operational risk increased R$416 million compared to June 30, 2011.

Evolution of the composition of the risk weighted exposure

1.9%
5.3%
92.7%
2.3%
5.8%
91.9%
1.7%
5.4%
92.9%
1.8%
6.1%
92.1%
2.3%
6.0%
91.7%
1.5%
6.1%
92.4%
jun/10
sep/10
dec/10
mar/11
jun/11
sep/11
Credit Risk (PEPR)
Operational Risk (POPR)
Market Risk

Composition of the plot to cover credit risk (PEPR = 0,11x(EPR))

3rdQ/11
R$58.2 billion
4.9%
27.6%
42.4%
25.1%
2ndQ/11
R$52.9 billion
5.8%
26.7%
42.6%
24.9%
Securities
Retail
Non Retail
Other Exposure

ROA - Risk Adjusted

	Sep 30,11	Jun 30,11	Sep 30,10	jan - sep/11	jan - sep/10
ROA - Return on Assets (A)	1.9%	1.8%	1.8%	1.8%	2.0%
Return on Average Risk Weight Assets / Average Assets (B)	70.2%	66.7%	73.6%	67.9%	71.7%
ROA Risk Adjusted (A/B)	**2.7%**	**2.7%**	**2.5%**	**2.7%**	**2.7%**

On September 30, 2011, return on average assets reached 1.9% annualized, up 10 basis points compared to June 30, 2011.

The relationship between the exposure weighted by credit, operational and market risks and the average total assets reached 70.2% on September 30, compared with 66.7% on June 30, 2011, an increase of 350 basis points. The growth is mainly due to the increase in the weighting of certain transactions of individuals to 150%, according to Circular 3,515/BACEN.

As a result, the risk-adjusted ROA, which takes into account the total return of the asset that needs allocation of capital, reached 2.7% in September 30, 2011, remaining stable compared to June 30, 2011.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 27

Balance Sheet by Currency (*)

We adopt an exchange risk management policy that is associated with our asset and liability positions, primarily intended to prevent impacts on consolidated results from fluctuations in exchange rate parities.

The Brazilian tax legislation determines that exchange rate variation gains and losses on permanent foreign investments shall not be included in the tax basis. Gains and losses arising from financial instruments used to hedge such asset positions, however, are impacted by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

The Balance Sheet per Currency shows our assets and liabilities denominated in local and foreign currencies. On September 30, 2011, the net exchange position was a liability of US$ 10,755 million.

Assets | Sep 30, 2011

R$ million

		Business in Brazil			
	Consolidated	Total	Local Currency	Foreign Currency	Business Abroad
Cash and Cash Equivalents	11,509	5,575	4,876	698	6,069
Short Term Interbank Deposits	99,519	85,591	84,473	1,119	19,075
Securities	185,584	169,073	168,806	267	50,765
Loans	335,279	287,901	277,702	10,199	52,523
(Allowance for Loan Losses)	(24,719)	(24,015)	(24,015)	-	(704)
Other Assets	218,622	192,124	178,261	13,863	39,865
Foreign Exchange Portfolio	40,274	18,300	5,627	12,673	34,959
Other	178,348	173,824	172,634	1,190	4,906
Permanent Assets	11,200	35,871	10,184	25,687	1,016
Total Assets	836,994	752,120	700,287	51,832	168,609
Derivatives – Purchased Positions				62,729	
Futures				24,070	
Options				7,586	
Swaps				7,200	
Other				23,872	
Total Assets After Adjustments (a)				114,562	

Liabilities and Equity | Sep 30, 2011

R$ million

		Business in Brazil			
	Consolidated	Total	Local Currency	Foreign Currency	Business Abroad
Deposits	220,675	169,540	169,341	199	54,813
Funds Received under Securities Repurchase	195,569	186,363	186,363	-	9,206
Funds from Acceptances and Issue of Securities	40,965	57,778	26,574	31,204	14,004
Borrowings and OnLendings	57,872	50,882	38,707	12,175	16,530
Interbank and Interbranch Accounts	8,624	8,435	6,549	1,886	189
Derivative Financial Instruments	11,211	8,333	8,333	-	3,699
Other Liabilities	160,836	130,376	119,631	10,746	44,382
Foreign Exchange Portfolio	40,274	17,715	7,583	10,132	35,028
Other	120,563	112,661	112,047	614	9,354
Technical Provisions of Insurance, Pension Plans and Capitalization	70,170	70,156	69,067	1,089	13
Deferred Income	862	776	751	25	86
Minority Interest in Subsidiaries	2,004	1,275	1,275	-	-
Stockholders' Equity of Parent Company	68,206	68,206	68,206	-	25,687
Capital Stock	57,266	57,266	57,266	-	24,195
Net Income	10,940	10,940	10,940	-	1,491
Stockholders' Equity of Parent Company	836,994	752,120	694,796	57,324	168,609
Derivatives – Sold Positions				77,182	
Futures				44,050	
Options				5,259	
Swaps				10,906	
Other				16,966	
Total Liabilities and Equity After Adjustments (b)				134,505	
Net Foreign Exchange Position Itaú Unibanco (c = a - b)				(19,944)	
Net Foreign Exchange Position Itaú Unibanco (c) in US$				(10,755)	

(*) Does not consider eliminations of operations between local and foreign businesses.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 28

Value at Risk (VaR)

Itaú Unibanco's VaR

The table below shows the Consolidated Global VaR, comprising the portfolios of Itaú Unibanco, Banco Itaú BBA International, Banco Itaú Argentina, Banco Itaú Chile, Banco Itaú Uruguay and Banco Itaú Paraguay. Itaú Unibanco's portfolio is segregated by group of risk factor, reflecting the market risk management and control.

The consolidated Itaú Unibanco Holding S.A., maintaining its conservative management and portfolio diversification, kept its policy of operating within lower limits in relation to its capital and, in this quarter, kept the average Global VaR at the same level when compared with the previous quarter.

The recent global crisis resulted in higher risk aversion and volatility in the financial markets. Specifically in the group of Interest rate risk factors, the reduction in interest rates when the market expected a maintenance of rates, increased the volatility significantly this quarter. This increase brought the Global VaR to the level of R$163.2 million at the end of this quarter.

It can be noted that the diversification of the risks is significant, allowing the conglomerate to maintain a lower total exposure to market risk in relation to its capital.

VaR by Risk Factor

R$ million

		Sep 30, 11	Jun 30, 11
Itaú Unibanco	Interest rate	148.8	32.1
	Foreign exchange linked interest rate	37.6	36.3
	Foreign exchange	34.5	30.1
	Prices index linked interest rate	28.7	9.8
	Equities	7.6	6.9
Itaú Unibanco Foreign Units	Banco Itaú BBA International	2.1	0.7
	Banco Itaú Argentina	9.3	2.6
	Banco Itaú Chile	8.6	1.9
	Banco Itaú Uruguay	1.1	0.2
	Banco Itaú Paraguay	0.5	1.1
Diversification effect		**(115.4)**	**(42.7)**
Global VaR		**163.2**	**78.9**
Maximum VaR		**166.1**	**161.0**
Average VaR		**105.3**	**117.9**
Minimum VaR		**73.8**	**71.9**

Adjusted for tax effects.
VaR refers to the maximum potential loss in one day, with a 99% confidence level.

Evolution of Itaú Unibanco's Value at Risk (R$ million)

R$ million
242
153
87
61
123
92
77
65
118
88
86
62
139
120
108
79
182
149
132
110
159
134
128
113
161
118
79
72
166
163
105
74
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11
Global
Maximum
Average
Minimum

Find out more on risk management in Note 21 to the Financial Statements or the Investor Relations website (www.itau-unibanco.com/ri), in the Corporate Governance >> Risk Management—Circular 3477 section, and also in Form 20-F, available in the Financial Information >> SEC Files section.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 29

Ownership Structure

The Management of our ownership structure is mainly intended to optimize the capital allocation to the various segments comprising the conglomerate.

The average acquisition cost of treasury shares, as well as the activity of options granted to conglomerate executives under the Option Plan, are set out in Note 16-f of the Complete Financial Statements.

The table below shows the number of shares of capital stock and treasury shares as of September 30, 2011:

Number of shares | Itaú Unibanco Holding S.A

In thousands

	Common Shares	Non-voting Shares	Total
Balance of Shares	2,289,286	2,281,650	4,570,936
Treasury Shares	2	58,692	58,694
Total Shares (-) Treasury	**2,289,284**	**2,222,958**	**4,512,242**

The organization chart below summarizes the current ownership structure on 09/30/2011:

Moreira Salles Family
Egydio Souza Aranha Family
Free Float*
100.00% Total
61.12% Common Shares
17.87% Non-voting Shares
34.52% Total
38.88% Common Shares
82.13% Non-voting Shares
65.48% Total
Cia. E. Johnston de Participações
Itaúsa
38.66% Common Shares
19.62% Total
50.00% Common Shares
66.53% Total
50.00% Common Shares
33.47% Total
IUPAR Itaú Unibanco Participações S.A.
Free Float*
9.40% Common Shares
99.22% Non-voting Shares
53.65% Total
51.00% Common Shares
25.87% Total
Itaú Unibanco Holding S.A.

(*) Excluding Controlling Stockholders and Treasury

Average Daily Trading Volume | BM&FBovespa+NYSE

R$ million
CAGR 05-3rd/11: 27.20%
CAGR 05-3rd/11: 24.46%
CAGR 05-3rd/11: 29.08%
185
79
106
319
95
224
641
189
452
874
242
632
559
191
368
650
207
443
738
278
460
2005
2006
2007
2008
2009
2010
jan-set/11
NYSE (ADR)
BM&FBOVESPA (Non-voting + Common)

Non-voting Shares Mix | on 09/30/2011

Brazilian Investors (BM&FBovespa) 41%
Foreign Investors (BM&FBovespa) 19%
Foreign Investors in NYSE (ADR) 40%

Management Discussion & Analysis Itaú Unibanco Holding S.A. 30

Performance in the Stock Market

Itaú

Performance in the Stock Market | 3rd Q/11

Our voting and non-voting shares were traded on all BM&FBOVESPA's sessions in 2011. Additionally, our non-voting shares are included in all stock exchange indexes where financial institution shares may be listed.

	(R$) Non-voting Shares ITUB4	(R$) Common Shares ITUB3	(US$) ADRs ITUB
Closing Quotation at 09/30/2011	**29.05**	**25.5**	**15.52**
Maximum price in quarter*	36.89	30.89	23.85
Average price in quarter	29.88	26.02	18.38
Minimum price in quarter**	25.15	21.51	14.47
Closing Quotation at 06/30/2011	**36.45**	**30.72**	**23.55**
Maximum price in the last 12 months	43.72	33.20	26.30
Average price in the last 12 months	35.86	29.48	22.02
Minimum price in the last 12 months	25.15	21.51	14.47
Closing Quotation at 09/30/2010	**40.47**	**30.85**	**23.88**
Change in the last 12 months	**-28.2%**	**-17.3%**	**-34.4%**
Change in 3rd Q/11	**-20.3%**	**-17.0%**	**-33.5%**
Average daily trading financial volume - last 12 months (million)	**258**	**8**	**261**
Average daily trading financial volume in 3rd Q/11 (million)	**320**	**7**	**350**

* quotation on 07/01 for ADRs, 07/04 for non-voting shares and and 07/05 common shares.
** quotation on 09/22 for ADRs and 08/08 for non-voting shares and common shares.

Price / Earnings

12.0
10.3
11.1
13.6
17.6
17.3
15.6
12.4
14.5
15.3
14.7
13.3
10.0

Price / Book Value

3.0
2.4
2.3
2.7
3.3
3.4
3.3
2.7
3.2
2.7
2.8
2.5
1.9

Market Relations | APIMEC e Expo Money

As part of the ongoing APIMEC 2011 cycle in Brazil, five additional meetings were held between July and October, with two of them taking place during ExpoMoney, a financial education-oriented event. To this date, 19 meetings were held, with more than 3,000 participants.

To complete this year's Apimec cycle, three meetings will be held in November. With 22 meetings, we are the company which sponsored the greatest number of APIMEC sessions in Brazil.

APIMEC Meetings		
Fortaleza	**Caxias do Sul**	**São Paulo**
Nov 08	Nov 09	Nov 29

Market Capitalization (1) vs. Bovespa Index

As of September 30, 2011, our market capitalization was R$131,261 million. When compared to 2000, our market capitalization growth was 6.2 times, while Ibovespa grew 3.4 times.

According to the values extracted from Bloomberg, as of September 30, 2011, we were the 9th in the ranking of banks by global market capitalization, while in December 2010 we were 10th.

CAGR 00-3rd Q/11: 12.11%
CAGR 00-3rd Q/11: 18.43%
21.3
19.6
23.8
41.2
54.5
80.8
115.3
140.5
107.9
175.1
182.2
179.6
131.3
15.3
13.6
11.3
22.2
26.2
33.4
44.4
63.9
37.5
68.6
69.4
69.3
52.3
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
3rdQ/10
2010
3rdQ/11
Bovespa Index (thousands points)
Market Capitalization (R$ billion)

(1) Average price of non-voting shares (the most liquid) on the last trading day of the period x total shares outstanding.

Reverse Split with the Concurrent Split

We have grouped our voting (ITUB3) and non-voting (ITUB4) shares at the ratio of 100:1 simultaneously with a stock split at the ratio of 1:100, pursuant to a resolution adopted by the Shareholders' Meeting held on April 25, 2011.

Shareholders willing to adjust their positions in multiple lots of one hundred (100) shares were entitled to do so until October 31, 2011, otherwise the remaining share fractions would be sold at an auction to be carried out on BM&FBovespa on November 21, 2011. The shareholders in question will subsequently be credited for the transaction proceeds, as informed in our Investor Relations website. (www.itauunibanco.com/ir > Announcement > All Announcements).

The transaction is intended to adjust the share basis, considering the large number of existing inactive shareholders, which calls for increased control activities/operating costs for the Bank and its shareholders. The share grouping/split is aimed at providing more efficiency to the book-entry share system, the disclosure of information to shareholders, and the operating control system.

Share Guide for Individual Investors

On September 22, during the Expomoney SP fair, we launched our *Manual de Ações para o Investidor Pessoa Física* (Share Guide for Individual Investors in Portuguese). The material is an introduction to the stock market and guides individual investors through their first-time investments in securities, in addition to highlighting the different service channels provided by us for this public.

The Guide in Portuguese is available on our Investor Relations website (www.itauunibanco.com.br/ri > Ações do Itaú Unibanco > Manual de Ações Para o Investidor Pessoa Física).

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 31

Repurchase of Own Shares for Treasury

Pursuant to the best Corporate Governance practice, on November 18, 2004 Itaú Unibanco Holding S.A. voluntarily announced its Rules for Trading of Own Shares as Treasury Stock, becoming the first Brazilian company to adopt such Rules for Treasury on a voluntary basis.

In accordance with the Operating Rules on Trading of Treasury Shares, we disclose on a monthly basis, on our Investor Relations website, the traded volume and the low, average and high prices of stock exchange transactions of the bank with its own shares.

In the 3rd quarter of 2011, we acquired 25,470,900 non-voting shares at an average price of R$29.14.

During 2011, until October 17, the date when the blackout period starts for acquisition of own shares given the imminent disclosure of the financial statements for the period, we acquired 40,970,900 non-voting shares at an average price of R$ 31.69.

For more details, please visit out IR site (www.itauunibanco.com/ir > Corporate Governance > Acquisition of Own Shares).

Awards

Dow Jones Sustainability Index 2011 (DJSI): For the twelfth consecutive year, Itaú Unibanco Holding was selected to comprise the 2011/2012 edition of the DJSI portfolio. We are the only Latin-American bank to participate in this index since it was created in 1999. The new portfolio is made up of 342 companies from 30 countries in all continents, of which only 8 are Brazilian companies, among them *Itaúsa* and *Redecard*. In the present edition, we were ascribed the maximum grade (100%) in the bank industry in the topics "Human Capital Development" and "Business Risks / Project Finance" and achieved the best score (98%) in the topic "Anti-crime and Fraud Policies /Actions". Companies included in DJSI are renowned for their commitment to social, environmental and cultural development.

IR Awards: We were awarded in the most important category of the IR Magazine Brazil Awards 2011, receiving the Grand Prix for the best investor relations program – large cap companies. This is the 3rd time in seven years that we have received this award. The result is based on a survey conducted by the Getulio Vargas Foundation (FGV) with 600 capital market professionals and 40,000 individual investors.

Best Investment Bank: Awarded to the Itaú BBA by Latin Finance, this award evaluates the excellence of financial institutions.

Main Ratings

Itaú Unibanco Holding is rated by international risk agencies that assign ratings to the conditions of the issuer to honor its financial commitments, reflecting its operating performance, strength and management quality. The table below shows the risk ratings ascribed by the three leading worldwide rating agencies:

	International Scale				Domestic Scale	
	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term
Itaú Unibanco Holding – Fitch Ratings	Domestic Currency		Foreign Currency		Domestic	
	A-	F1	BBB+	F2	AAA(bra)	F1+(bra)
Itaú Unibanco Holding – Standard & Poor's	Domestic Currency		Foreign Currency		Domestic	
	BBB	A-3	BBB	A-3	brAAA	brA-1
Itaú Unibanco Holding – Moody's	Domestic Currency Deposit		Foreign Currency Deposit		Domestic	
	A2	P-1	Baa1	P-2	Aaa.br	BR-1
Moody's (Itaú Unibanco and Itaú BBA)	Domestic Currency Deposit		Foreign Currency Deposit		Domestic	
	A1	P-1	Baa2	P-2	Aaa.br	BR-1

Non–voting Shares Appreciation

The chart below shows the evolution of R$100 invested on September 30, 2001 through September 30, 2011, by comparing our quotations, with and without reinvestment of dividends, to the performance of Ibovespa and CDI (Interbank Deposit Certificate). With an average growth of 21% p.y., our non-voting shares with dividends reinvested appreciated above Ibovespa, CDI, and shares without reinvested dividends.

base 100=09/30/2001
CAGR: 20,73%
CAGR: 16,74%
CAGR: 17,27%
CAGR: 14,90%
658
492
470
401
set/01
mar/02
set/02
mar/03
set/03
mar/04
set/04
mar/05
set/05
mar/06
set/06
mar/07
set/07
mar/08
set/08
mar/09
set/09
mar/10
set/10
mar/11
set/11
Itaú Unibanco's non-voting shares WITH reinvestment of dividends
Itaú Unibanco's non-voting shares WITHOUT reinvestment of dividends
São Paulo Stock Exchange Index (Bovespa Index)
CDI

Management Discussion & Analysis Itaú Unibanco Holding S.A. 32

ItaúNegócios
ItaúNegócios

Itaú

Analysis of Segments

Itaú Unibanco Holding S.A.

(This page was left in blank intentionally)

Management Discussion & Analysis Itaú Unibanco Holding S.A. 34

Analysis of Segments

Pro Forma Adjustments

Adjustments made to the balance sheet and statement of income for the year are based on managerial information from the business units.

The Treasury+Corporate column presents the result from excess capital, excess subordinated debt and the net balance of tax assets and liabilities. It also shows the financial margin on market transactions, costs of Treasury operations, equity in the earnings of companies that are not linked to any segment, as well those adjustments relating to minority shareholdings in subsidiaries and our interest in Porto Seguro.

The financial statements were adjusted in order to replace the accounting shareholders' equity with funding at market prices. Subsequently, the financial statements were adjusted in order to include revenues linked to allocated capital. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a *pro rata* basis, in accordance with the economic capital allocated.

Allocated Capital

Impacts related to capital allocation are considered in the *pro forma* financial statements by segment. To this end, adjustments were made to the financial statements, using a proprietary model.

As from January 2011, the economic allocated capital model (EAC) was adopted for the *pro forma* financial statements by segment, which now considers, in addition to allocated capital Tier I, the allocated capital Tier II (Subordinated Debt) and the effects of the Expected Loss (Complementary Expected Loss Provisions).

Accordingly, the allocated capital considers the following components: credit risk (including expected loss), operating risk, market risk, and insurance underwriting risk .

Based on this measure of capital we determined the Risk Adjusted Return on Capital (RAROC), which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks assumed.

Income Tax Rate

As from the first quarter of 2011, the income tax rate considered is 40%, net of the tax effect of the payment of interest on own capital, for the Commercial Bank, Consumer Credit and Itaú BBA. The difference between the amount of Income Tax determined by segment and the amount as per the consolidated financial statement is allocated to the Treasury+Corporate column.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 35

Analysis of Segments

Itaú

The *pro forma* financial statements of the Commercial Bank, Consumer Credit, Itaú BBA and Treasury+Corporation, presented below, are based on managerial information derived from internal models, so as to more accurately reflect the activities of the business units.

***Pro Forma* Balance Sheet by Segment | On September, 30 2011**

R$ million

	Commercial Bank	Consumer Credit	Itaú BBA	Treasury + Corporation	Itaú Unibanco
Assets					
Current and Long-Term Assets	**569,611**	**98,048**	**199,123**	**83,471**	**825,794**
Cash and Cash Equivalents	10,776	-	734	-	11,509
Short-term Interbank Investments	135,988	-	26,027	4,700	99,519
Short-term Interbank Deposits in the Market	104,410	-	0	4,700	99,519
Short-term Interbank Deposits in Intercompany*	31,579	-	26,027	-	-
Securities and Derivative Financial Instruments	128,817	-	54,807	38,560	185,584
Interbank and Interbranch Accounts	97,529	5	4,358	-	101,876
Loan, Lease and Other Credit Operations	141,288	96,974	94,877	2,143	335,279
(Allowance for Loan Losses)	(12,805)	(5,955)	(892)	(9)	(19,660)
(Complementary Expected Loss Provisions)	-	-	-	(5,058)	(5,058)
Other Assets	68,018	7,024	19,212	43,134	116,746
Foreign Exchange Portfolio	28,273	-	17,666	13,332	40,274
Others	39,745	7,024	1,546	29,802	76,472
Permanent Assets	**7,086**	**1,088**	**1,232**	**1,795**	**11,200**
Total Assets	**576,697**	**99,136**	**200,354**	**85,266**	**836,994**
Liabilities and Equity					
Current and Long-Term Liabilities	**548,835**	**90,553**	**190,645**	**60,565**	**765,922**
Deposits	198,695	15	73,168	997	220,675
Deposits from Clients	180,326	15	41,589	997	220,675
Intercompany deposits*	18,369	-	31,579	-	-
Deposits Received under Securities Repurchase Agreements	71,627	72,077	37,889	31,675	195,569
Securities Repurchase Agreements in the Market	63,969	72,077	29,709	31,675	195,569
Securities Repurchase Agreements - Intercompany*	7,658	-	8,180	-	-
Funds from Acceptances and Issue of Securities	59,662	-	9,960	-	40,965
Interbank and Interbranch Accounts	5,839	18	2,783	-	8,624
Borrowings and Onlendings	24,346	2,419	32,023	-	57,872
Derivative Financial Instruments	8,335	-	8,564	-	11,211
Other Liabilities	110,161	16,023	26,259	27,893	160,836
Foreign Exchange Portfolio	28,132	-	17,292	13,332	39,759
Subordinated Debt and Other	82,029	16,023	8,967	14,561	121,078
Technical Provisions for Insurance, Pension Plans and Capitalization	70,170	-	-	-	70,170
Deferred Income	**743**	**-**	**119**	**-**	**862**
Minority Interest in Subsidiaries	**-**	**-**	**-**	**2,004**	**2,004**
Economic Allocated Capital - Tier I	**27,119**	**8,583**	**9,590**	**22,696**	**68,206**
Total Liabilities and Equity	**576,697**	**99,136**	**200,354**	**85,266**	**836,994**

(*) The Intercompany operations were eliminated in the Consolidated.

***Pro Forma* Income Statement by Segment | 3rd Quarter/2011**

R$ million

	Commercial Bank	Consumer Credit	Itaú BBA	Treasury + Corporation	Itaú Unibanco
Operating Revenues	**12,317**	**3,454**	**1,735**	**1,695**	**19,183**
Managerial Financial Margin	8,055	2,067	1,246	1,590	12,960
Banking Service Fees and Income from Banking Charges	2,823	1,381	521	105	4,820
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,329	(10)	0	(0)	1,319
Other Operating Income	110	16	(32)	-	84
Loan and Retained Claims/ Losses net of Recovery	**(3,009)**	**(1,108)**	**(33)**	**108**	**(4,041)**
Expenses for Allowance for Loan Losses	(3,735)	(1,288)	(52)	103	(4,972)
Income from Recovery of Credits Written Off as Losses	1,112	180	18	5	1,315
Retained Claims	(385)	-	-	-	(385)
Operating Margin	**9,308**	**2,346**	**1,702**	**1,803**	**15,142**
Other Operating Income/(Expenses)	**(6,634)**	**(1,956)**	**(785)**	**(127)**	**(9,493)**
Non-interest Expenses	(5,777)	(1,730)	(717)	(202)	(8,417)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(670)	(226)	(73)	23	(946)
Selling Expenses From Insurance	(253)	-	-	-	(253)
Equity in earnings of affiliates and Other investments	67	-	5	52	124
Operating Income	**2,675**	**390**	**917**	**1,676**	**5,649**
Non-operating Income	58	(0)	(5)	9	62
Income before Tax and Profit Sharing	**2,733**	**390**	**911**	**1,685**	**5,711**
Income Tax and Social Contribution	**(895)**	**(70)**	**(284)**	**(276)**	**(1,523)**
Profit Sharing	**(23)**	**(4)**	**(28)**	**(1)**	**(57)**
Minority Interests in Subsidiaries	**-**	**-**	**-**	**(199)**	**(190)**
Recurring Net Income	**1,815**	**317**	**600**	**1,209**	**3,940**
(RAROC) – Return on Average Tier I Allocated Capital	27.4%	13.9%	25.2%	22.1%	23.5%
Efficiency Ratio (ER)	51.8%	53.6%	43.1%	11.7%	47.5%

Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.
The Consolidated figures do not represent the sum of the parts, because there are operations between the companies that were eliminated only in the Consolidated figures.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 36

Analysis of Segments

The *pro forma* financial statements of the Commercial Bank, Consumer Credit, Itaú BBA and Treasury+Corporation, presented below, are based on managerial information derived from internal models, so as to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On June, 30 2011

R$ million

	Commercial Bank	Consumer Credit	Itaú BBA	Treasury + Corporation	Itaú Unibanco
Assets					
Current and Long-Term Assets	**541,431**	**95,636**	**178,179**	**76,997**	**782,732**
Cash and Cash Equivalents	14,651	-	536	-	15,186
Short-term Interbank Investments	133,041	-	21,604	8,947	98,445
Short-term Interbank Deposits in the Market	104,581	-	40	8,947	98,445
Short-term Interbank Deposits in Intercompany*	28,460	-	21,564	-	-
Securities and Derivative Financial Instruments	112,992	0	61,980	38,247	180,733
Interbank and Interbranch Accounts	92,740	88	3,587	-	96,245
Loan, Lease and Other Credit Operations	137,361	95,263	81,783	2,569	316,964
(Allowance for Loan Losses)	(11,930)	(5,617)	(963)	(205)	(18,716)
(Complementary Expected Loss Provisions)	-	-	-	(5,058)	(5,058)
Other Assets	62,578	5,902	9,653	32,498	98,934
Foreign Exchange Portfolio	21,083	-	8,649	5,587	24,869
Others	41,495	5,902	1,005	26,910	74,065
Permanent Assets	**6,488**	**1,362**	**1,241**	**1,856**	**10,947**
Total Assets	**547,920**	**96,998**	**179,420**	**78,854**	**793,679**
Liabilities and Equity					
Current and Long-Term Liabilities	**521,346**	**87,387**	**169,825**	**54,413**	**723,458**
Deposits	183,719	25	63,323	1,515	208,914
Deposits from Clients	175,449	25	34,863	1,515	208,914
Intercompany deposits*	8,270	-	28,460	-	-
Deposits Received under Securities Repurchase Agreements	76,737	69,714	44,312	35,357	197,864
Securities Repurchase Agreements in the Market	63,443	69,714	32,189	35,357	197,864
Securities Repurchase Agreements - Intercompany*	13,294	-	12,123	-	-
Funds from Acceptances and Issue of Securities	51,635	-	7,087	-	32,297
Interbank and Interbranch Accounts	5,780	17	2,893	-	8,519
Borrowings and Onlendings	23,165	1,729	28,802	-	52,947
Derivative Financial Instruments	4,772	-	5,554	-	6,887
Other Liabilities	108,835	15,903	17,854	17,541	149,328
Foreign Exchange Portfolio	21,350	-	8,970	5,587	25,458
Subordinated Debt and Other	87,485	15,903	8,883	11,953	123,869
Technical Provisions for Insurance, Pension Plans and Capitalization	66,703	-	-	-	66,703
Deferred Income	**717**	**-**	**111**	**-**	**829**
Minority Interest in Subsidiaries	**-**	**-**	**-**	**3,309**	**3,309**
Economic Allocated Capital - Tier I	**25,856**	**9,611**	**9,484**	**21,132**	**66,083**
Total Liabilities and Equity	**547,920**	**96,998**	**179,420**	**78,854**	**793,679**

(*) The Intercompany operations were eliminated in the Consolidated.

Pro Forma Income Statement by Segment | 2nd Quarter/2011

R$ million

	Commercial Bank	Consumer Credit	Itaú BBA	Treasury + Corporation	Itaú Unibanco
Operating Revenues	**11,460**	**3,669**	**1,726**	**1,135**	**17,981**
Managerial Financial Margin	7,426	2,239	1,194	1,066	11,923
Banking Service Fees and Income from Banking Charges	2,567	1,463	574	69	4,672
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,323	(44)	0	(0)	1,279
Other Operating Income	144	12	(43)	-	106
Loan and Retained Claims/ Losses net of Recovery	**(2,912)**	**(1,108)**	**(64)**	**(34)**	**(4,118)**
Expenses for Allowance for Loan Losses	(3,579)	(1,409)	(87)	(32)	(5,107)
Income from Recovery of Credits Written Off as Losses	1,071	301	23	(2)	1,393
Retained Claims	(403)	-	-	-	(403)
Operating Margin	**8,549**	**2,561**	**1,662**	**1,101**	**13,863**
Other Operating Income/(Expenses)	**(6,059)**	**(2,166)**	**(725)**	**(143)**	**(9,093)**
Non-interest Expenses	(5,165)	(1,916)	(636)	(250)	(7,967)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(634)	(250)	(90)	(8)	(983)
Selling Expenses From Insurance	(238)	-	-	-	(238)
Equity in earnings of affiliates and Other investments	(21)	-	1	116	96
Operating Income	**2,490**	**395**	**936**	**958**	**4,770**
Non-operating Income	51	0	0	33	84
Income before Tax and Profit Sharing	**2,541**	**396**	**937**	**991**	**4,855**
Income Tax and Social Contribution	**(817)**	**(66)**	**(303)**	**(69)**	**(1,256)**
Profit Sharing	**(23)**	**(6)**	**(40)**	**(3)**	**(71)**
Minority Interests in Subsidiaries	**-**	**-**	**-**	**(220)**	**(211)**
Recurring Net Income	**1,700**	**324**	**595**	**698**	**3,317**
(RAROC) – Return on Average Tier I Allocated Capital	27.9%	13.0%	25.9%	13.0%	20.4%
Efficiency Ratio (ER)	49.9%	56.0%	38.9%	22.2%	48.3%

Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.
The Consolidated figures do not represent the sum of the parts, because there are operations between the companies that were eliminated only in the Consolidated figures.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 37

Analysis of Segments

Commercial Bank

The Commercial Bank segment's results derive from the offering of banking products and services to a diversified client base, including individuals and companies. The segment includes retail clients, high income clients, high-net worth clients (private bank) and very small, small and mid-sized companies.

In the third quarter of 2011, Commercial Bank recurring net income reached R$1,815 million, a 6.7% growth compared to the prior quarter, mainly due to a 7.5% increase in operating revenues, which was driven by a 10% growth in banking service fees and an 8.5% rise in net interest income. Non-interest expenses increased 11.9% from the second quarter of 2011, essentially due to the Collective Bargaining Labor Agreement which introduced salary and social benefit increases.

The credit portfolio totaled R$141,288 million at the end of the third quarter of 2011, increasing 2.9% quarter-on-quarter. The Commercial Bank return on allocated capital reached 27.4% per annum, and the efficiency ratio was 51.8% in the third quarter.

Some additional Commercial Bank Highlights:

Branch Network | Individuals

Itaú Unibanco's service network is nationwide and adopts a segmentation strategy, including structures, products and services, that are developed to meet the specific requirements of our diversified client profile. Our segments are: Itaú, Itaú Uniclass, Itaú Personnalité, and Itaú Private Bank.

Our products are available through our branch network and "30 Horas" electronic channels and include current accounts, investments, credit cards, personal loans, insurance, mortgage, vehicle financing, and other banking products.

At the end of the third quarter of 2011, our branch network in Brazil was comprised of 4,680 units, including regular branches and customer-site branches (*Postos de Atendimento Bancário - PAB*), a growth of 63 units in 12 months, despite the consolidation of the service networks of Itaú and Unibanco that took place in 2010.

Retail Points of Service in Brazil [1]

4,633
4,628
4,618
4,617
4,651
4,664
4,672
4,680
3,715
3,712
3,711
3,705
3,738
3,751
3,760
3,768
918
916
907
912
913
913
912
912
Dec/09
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/10
Client Service Branches (CSB)
Branches

Geographical Distribution of Service Network [1]
Number of Branches and Client Service Branches (CSB)

North
106
Northeast
322
MidWest
360
Southeast
3,143
South
749
Total Points of Service
4,680

Clients [2]

At the end of the third quarter, the credit portfolio of the individuals segment totaled R$ 57,479 million, growing 4.0% from the prior quarter and 28.4% if compared to September, 2010. The over 90 days delinquency ratio increased 50 basis points from the same period of 2010.

The credit portfolio of the companies segment, comprised of very small, small and mid-sized companies with sales of up to R$150 million, grew 2.1% in the quarter to reach R$ 83,809 million on September 30, 2011. Compared to September 30, 2010, this portfolio rose 19.7%.

Mortgage Loans

At the end of the third quarter of 2011, the mortgage loans portfolio amounted to R$18,485 million, growing 11.1% and 54.5% when compared to June 2011 and September 2010, respectively. This growth was mostly concentrated in the individuals' portfolio which totaled R$12,599 million at the end of the third quarter, with increases of 14.7% quarter-on-quarter and 79.3% year-on-year and, thus, keeping track with the intense expansion rate that has characterized the real estate market in the most recent quarters. At the end of September 2011, the companies' portfolio totaled R$5,886 million.

Between July and September of the current year, the volume of new mortgage loan financing contracts for individual borrowers was R$2,210 million, while financing to companies added up to R$2,641 million, for a total of R$4,851 million in the period; a 44.2% growth when compared to the same period of 2010.

Volume of contracts

R$ million

				Variation (%)	
	3rdQ/11	2ndQ/11	3rdQ/10	3rdQ/11 - 2ndQ/11	3rdQ/11 - 3rdQ/10
Individuals	2,210	1,947	1,099	13.5%	101.1%
Companies	2,641	2,645	2,265	-0.1%	16.6%
Total	**4,851**	**4,591**	**3,364**	**5.7%**	**44.2%**

[1] Does not include branches and CSBs from abroad and Itaú BBA;
[2] Does not include clients from abroad and Itaú BBA.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 38

Analysis of Segments

Asset Management

In September 2011, we reached R$261.3 billion of assets under management, including investment funds and managed portfolios, corresponding to a 14.1% market share[1]. We are leaders in Corporate, Private and Retail High-Income segments, and have a significant presence in all other segments, serving approximately 1.9 million clients.

Assets under Administration

We administer Privatization, Fixed Income, Equity Funds, Investment Clubs and Portfolios, both in Brazil and abroad.

R$ billion
20.5% 20.2% 19.8% 19.4% 19.5% 18.8% 18.5% 18.5%
334 349 345 357 364 382 379 391
76 79 82 86 79 92 90 91
258 269 262 272 284 290 289 300
Dec/09 Mar/10 Jun/10 Sep/10 Dec/10 Mar/11 Jun/11 Sep/11
Investment Funds
Managed Portfolio
Market Share(1)

At the end of the third quarter of 2011, assets under administration totaled R$390.8 billion, a 3.0% rise compared to the prior quarter and a 9.3% growth compared to the same period of 2010.

Solutions for Capital Markets

As leaders in custody services, at the end of the third quarter 2011, we recorded a total of R$759.6 billion in assets under custody, a 12.0% increase from the same period of 2010, which represented a market share[1] of 24.4%. Our domestic custody totaled R$ 546.0 billion and our international custody added up to R$ 213.7 billion in the third quarter.

We also offer several financial solutions to companies, including the fiduciary administration of investment funds, asset bookkeeping, listed shares bookkeeping, guarantee agent on project finance operations, escrow accounts, and loan and financing contracts.

[1] Source: ANBIMA (Brazilian Association of Financial and Capital Market Entities)

Consumer Credit

The Consumer Credit segment's results come from financial products and services offered to our non-account holder clients. In the third quarter of 2011, the segment recorded a recurring net income of R$317 million, almost flat compared to the prior quarter. The return on allocated capital was 13.9% per annum, and the efficiency ratio reached 53.6% in the period, improving 240 basis points when compared to the second quarter of 2011. The credit portfolio totaled R$96,974 million, in line with the previous quarter.

Vehicle Financing

The Vehicle Financing portfolio to individuals amounted to R$60,008 million at the end of September, 2011. During the third quarter, new vehicle financing and leasing transactions added up to R$6,807 million, virtually stable compared to the prior quarter. We currently have a market share of 22.4%.

On September 30, 2011, 58.0% of our vehicle portfolio corresponded to the financing of new vehicles, in line with the prior quarter.

Cards and Partnerships [1]

Through own and partnership operations, we offer a wide range of credit and debit cards to more than 58.4 million current account holders and non account holders (in number of accounts). In the third quarter of 2011, the volume of transactions amounted to R$50,284 million, a 25.3% increase from the same period of the prior year.

Credit Cards

We are the leading player in the Brazilian credit card market. Through Itaucard, Hipercard, Joint Ventures, and operational agreements with major retailers operating in the Brazilian market, we have reached a number of 35.6 million client accounts, including both current account and non-current account holders. In the third quarter of 2011, the volume of credit card transactions amounted to R$38,979 million, which corresponds to a 23.2% increase from the third quarter of 2010.

The decrease in the number of credit card accounts, observed since the first quarter of 2011, is a result of an equalization of concepts regarding account activation and other effects on different products in this portfolio. This decrease did not cause any impact on the credit card transaction volume.

37.8 37.4 38.6 38.3 39.6 38.7 38.0 35.6
29,626 29,099 30,122 31,644 37,353 34,127 37,374 38,979
4th Q/09 1st Q/10 2nd Q/10 3rd Q/10 4th Q/10 1st Q/11 2nd Q/11 3rd Q/11
Amount of Transactions (R$ million)
Card Accounts - do not include additional cards (in millions)

[1] For demonstration purposes, the volumes and results presented include the portion corresponding to current account holders, although these clients are segmented in the Pro Forma Statement of Income under the Commercial Bank column.
Personal Loans and Consumer Credit products are not being considered in the transacted amounts and in number of accounts.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 39

Analysis of Segments

Debit Cards

In the debit card segment, which includes only current account holders, we have 22.8 million accounts. The volume of debit card transactions amounted to R$11,305 million in the third quarter of 2011, a 33.1% increase from the same period of the prior year.

19.9
19.0
20.1
18.7
21.1
21.8
22.2
22.8
8,353
7,534
7,665
8,493
10,901
9,785
10,434
11,305
4th Q/09
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
Amount of Transactions (R$ million)
Card Accounts - do not include additional cards (in millions)

Itaú BBA

The Itaú BBA segment is responsible for banking transactions with large companies and for investment bank services. Itaú BBA's net income totaled R$600 million in the third quarter of 2011, virtually stable when compared to the prior quarter. Return on allocated capital reached 25.2% per annum and the efficiency ratio reached 43.1% in the period.

Managerial financial margin reached R$1,246 million in the third quarter, growing 4.3% compared to the prior quarter. Banking service fees and income from banking charges added up to R$521 million, declining 9.3% quarter-on-quarter, mainly due to the high volume of investment bank transactions carried out in the second quarter of the year that, because of the adverse conditions in capital markets as the euro zone crisis and the deceleration of the US economy, could not be repeated this quarter.

Noteworthy was the quality level of the credit portfolio, with 97.6% of the credits ascribed as "AA", "A" and "B" risk ratings, in accordance with the criteria set forth in the Brazilian Monetary Council Resolution 2682. In this context, the results from loan and lease losses totaled R$33 million in the third quarter of 2011.

In investment banking, despite the decreased activity, we maintained the same outstanding performance seen in prior periods. Within the results achieved year-to-date, we highlight:

Domestic Fixed Income Offerings: 1st place in ANBIMA ranking, for the participation in debenture, commercial paper, and securitization transactions which totaled R$9.6 billion, corresponding to a 35% market share;

International Fixed Income Offerings: 3rd place in ANBIMA ranking, with a total volume of US$13.7 billion;

Equity Offerings: 1st place in public offering coordination according to ANBIMA, coordinating 18 of 22 offerings, with an impressive volume of R$13.2 billion, which comprised 87% of the total financial volume issued;

Mergers and Acquisitions: 1st place in Thomson Reuters ranking in terms of transaction volume, participating in 21 transactions with a total volume of US$20.5 billion.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 40

Insurance, Life and Pension Plans and Capitalization

Itaú Unibanco Holding S.A.

Insurance, Life and Pension Plans and Capitalization

The *pro forma* financial statements below were prepared based on Itaú Unibanco's managerial information and are intended to explain the performance of the insurance-related businesses.

Pro Forma Insurance, Life and Pension Plans and Capitalization Income Statement

R$ million

	3rd Q/11	2nd Q/11	Variation 3rd Q/11 - 2nd Q/11	
Earned Premiums (a)	**1,218**	**1,204**	**14**	**1.2%**
Result of Pension Plans and Capitalization (b)	**141**	**116**	**24**	**21.0%**
Retained Claims (c)	**(398)**	**(402)**	**4**	**-1.1%**
Selling Expenses (d)	**(368)**	**(360)**	**(8)**	**2.1%**
Other Operating Income/(Expenses) of Insurance Operations (e)	**(40)**	**(51)**	**11**	**-21.3%**
Underwriting Margin (f=a+c+d+e)	**413**	**391**	**22**	**5.6%**
Result from Insurance, Pension Plans and Capitalization (g=b+f)	**553**	**507**	**46**	**9.1%**
Managerial Financial Margin	330	243	87	35.7%
Banking Service Fees and Income From Banking Charges	189	158	31	19.7%
Non-interest Expenses	(231)	(246)	14	-5.8%
Tax Expenses for ISS, PIS and Cofins and other taxes	(48)	(66)	18	-27.0%
Equity in earnings of affiliates and Other Operating Income	52	14	38	-
Operating Income	**845**	**610**	**234**	**38.4%**
Non-operating Income	10	55	(45)	-81.9%
Income Before Income Tax and Social Contribution	**854**	**665**	**190**	**28.5%**
Income Tax/Social Contribution	(292)	(229)	(63)	27.4%
Profit Sharing	(1)	(1)	(0)	10.8%
Recurring Net Income	**562**	**435**	**127**	**29.2%**
(RAROC) — Return on Average Tier I Allocated Capital	**38.4%**	**31.1%**		**730 b.p.**
Efficiency Ratio (ER)	**34.9%**	**39.8%**		**-490 b.p.**

Note: The information on VGBL and PGBL were classified together with Pension Plans products.
Retained Claims are different from Consolidated Retained Claims, because they do not consider the operations of the activities abroad.
Selling expenses also include selling expenses with internal brokers.
The Underwriting Margin refers to Insurance and Life and Pension Plans.
Non-interest Expenses comprise Personnel Expenses, Administrative Expenses, Tax Expenses, and Other Operating Expenses.

Recurring Net Income and Insurance Ratio

11.8%
12.0%
14.6%
11.2%
11.4%
13.1%
14.3%
370
397
462
385
415
435
562
30
60
79
53
62
72
88
129
101
141
122
153
155
194
211
236
242
210
200
208
280
1st Q/10
2nd Q/10
3rd Q/10
4thQ/10
1st Q/11
2nd Q/11
3rd Q/11
Life and Pension Plans
Capitalization
Insurance
Insurance Ratio (%)

Insurance Ratio (%) = Insurance, Life and Pension Plans and Capitalization segment's recurring net income/ Itaú Unibanco's recurring net income

In the third quarter of 2011, the Insurance Life and Pension Plan and Capitalization segment's recurring net income totaled R$ 562 million, a 29.2% growth from the prior quarter. Return on allocated capital was 38.4% in the period, increasing 730 basis points quarter-on-quarter.

The main driver of this growth was the increase in operating income, primarily attributable to the good performance of the portfolio of investments included in the managerial financial margin and the increase in fund management income.

The insurance ratio that shows the share of recurring net income from Insurance, Life and Pension Plans and Capitalization in Itaú Unibanco Holding's recurring net income. In the third quarter of 2011, reached 14.3%, increasing 120 basis points from the prior quarter.

Composition of Recurring Net Income of Insurance, Life and Pension Plans and Capitalization

3rd Quarter/11
2nd Quarter/11
15.7%
49.8%
34.5%
16.6%
47.8%
35.6%
Life and Pension Plans
Insurance
Capitalization

During the quarter, the breakdown of recurring net income remained virtually stable in relation to the prior quarter for the three subsegments of Insurance, Life and Pension Plans and Capitalization.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 42

Insurance, Life and Pension Plans and Capitalization

Efficiency Ratio

In the third quarter, the efficiency ratio was 34.9%, corresponding to a 490 basis point improvement from the prior period, mainly as a result of increased managerial financial margin and fund management income.

The risk-adjusted efficiency ratio adds to the formula the impacts of risk portions associated with Insurance and Life and Private Pension (claims). In the third quarter, the index was 56.6%, declining 760 basis points from the second quarter of 2011.

Insurance, Pension Plans and Capitalization's Revenues(*)
42.1%
40.4%
40.4%
47.2%
41.5%
39.8%
34.9%
30.3%
25.7%
23.9%
24.0%
24.4%
24.4%
21.7%
27.6%
33.9%
35.7%
28.7%
34.1%
35.8%
43.4%
E.R.
R.A.E.R. 3rd Q/11 56.6%
Income before Tax and Profit Sharing (**)
1st Q/10
2nd Q/10
3rd Q/10
4thQ/10
1st Q/11
2nd Q/11
3rd Q/11
Income before Tax and Profit Sharing
Retained Claims/ Income
Efficiency Ratio

(*) Net of Tax Expenses for ISS, PIS and Cofins and Other.
(**) Does not include Equity in Earnings of Affiliates and Other Investments and Non-operating Income.

Should the partnership with Porto Seguro be considered, the efficiency ratio would have been 34.0% in the second quarter, a 90 basis point increase compared to the current ratio. The risk-adjusted efficiency ratio would have been 55.1%, a 150 basis point improvement.

Pro Forma Insurance, Pension Plans and Capitalization Balance Sheet

The Balance Sheet of the Insurance, Private Pension and Capitalization segments is presented below. On September 30, 2011, total assets amounted to R$ 80.3 billion, increasing approximately R$ 4.0 billion from the second quarter of 2011.

Technical provisions added up to R$ 68.9 billion, a 5.2% increase from the prior quarter. These numbers do not include the equity in earnings of Porto Seguro.

R$ million

	Sep 30,11				Jun 30,11				variation Sep 30,11 - Jun 30,11	
	Insurance	Life and Pension Plans	Capitalization	Total	Insurance	Life and Pension Plans	Capitalization	Total	Total	
Assets										
Current and Long-Term Assets	10,429	64,910	3,241	78,570	9,783	61,565	3,236	74,571	3,999	5.4%
Cash and Cash Equivalents	254	30	4	288	47	17	3	67	221	331.7%
Securities	3,305	64,075	3,163	70,537	3,162	60,783	3,154	67,092	3,445	5.1%
Other Assets (mainly receivables from insurance)	6,870	805	75	7,745	6,574	765	79	7,412	333	4.5%
Permanent Assets	1,585	106	39	1,722	1,537	106	39	1,674	48	2.9%
Total Assets	12,014	65,016	3,280	80,292	11,319	61,671	3,275	76,245	4,047	5.3%
Liabilities and Equity										
Current and Long – Term Liabilities	9,631	61,618	3,079	74,310	9,070	58,459	3,030	70,538	3,772	5.3%
Technical Provisions – Insurance	5,630	1,070	-	6,700	5,251	1,040	-	6,291	409	6.5%
Technical Provisions – Pension Plans and VGBL	521	58,902	-	59,424	531	55,923	-	56,454	2,969	5.3%
Technical Provisions – Capitalization	-	-	2,833	2,823	-	-	2,780	2,768	56	2.0%
Other Liabilities	3,479	1,645	246	5,363	3,287	1,496	250	5,025	338	6.7%
Allocated Tier I Capital	2,383	3,398	201	5,982	2,250	3,212	245	5,707	276	4.8%
Total Liabilities and Equity	12,014	65,016	3,280	80,292	11,319	61,671	3,275	76,245	4,047	5.3%

Note: The information on VGBL and PGBL were classified together with the Pension Plans products.
The Insurance, Pension Plans and Capitalization Technical Provisions are different from the Consolidated Technical Provisions, because they do not consider the operations of the activities abroad.
The Consolidated does not represent the sum of the parts because there are operations between companies that were eliminated in the consolidated statements.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 43

Insurance

Itaú

Pro Forma Insurance Recurring Income Statement

R$ million

	3rd Q/11	2nd Q/11	Variation 3rd Q/11 - 2nd Q/11	
Earned Premiums (a)	**1,003**	**990**	**13**	**1.3%**
Retained Claims (b)	**(330)**	**(334)**	**4**	**-1.1%**
Selling Expenses (c)	**(336)**	**(332)**	**(3)**	**1.0%**
Other Operating Income/(Expenses) of Insurance Operations (d)	**(37)**	**(47)**	**10**	**-20.7%**
Underwriting Margin (e=a+b+c+d)	**300**	**277**	**23**	**8.2%**
Result from Insurance	**300**	**277**	**23**	**8.2%**
Managerial Financial Margin	88	54	34	62.6%
Non-interest Expenses	(131)	(125)	(6)	4.7%
Tax Expenses for ISS, PIS and Cofins and other taxes	(33)	(35)	2	-5.2%
Equity in earnings of affiliates and Other Operating Income	49	16	33	-
Operating Income	**273**	**187**	**86**	**45.8%**
Non-operating Income	7	47	(41)	-86.2%
Income Before Income Tax and Social Contribution	**279**	**234**	**45**	**19.3%**
Income Tax/Social Contribution	(84)	(78)	(6)	8.0%
Profit Sharing	(1)	(1)	(0)	10.8%
Recurring Net Income	**194**	**155**	**39**	**25.0%**
(RAROC) — Return on Average Tier I Allocated Capital	**33.5%**	**28.0%**		**550 p.b.**
Efficiency Ratio (ER)	**47.7%**	**50.3%**		**-260 b.p.**

We conduct significant business with large industrial and commercial clients. Our Corporate Solution area provides dedicated service and specific products for the civil construction, chemicals and petrochemicals, energy generation, infrastructure, transportation, aviation and other industries. For individuals, small and mid-sized companies, our focus is to simplify the product portfolio and use electronic policies, to better meet clients' requirements with straightforward, easy to understand products.

The customer relationship management area has implemented a number of projects, by tailoring specific products to each client's profile, which enables more efficient use of different relationship channels. Also, this area seeks to continuously improve its operational efficiency, by managing costs, investing in new technologies and optimizing processes.

The segment's market share reached 13.6% according to information disclosed by SUSEP (the Brazilian Superintendent of Private Insurance, the agency that regulates all insurance lines, except for health insurance, which is regulated by ANS, the National Health Agency) with respect to cumulative data until July 2011. We reached R$ 3,935 million in insurance earned premiums, taking into account the 30% interest in Porto Seguro.

Products to be highlighted include, in the company segment, Group Life and Corporate Solutions; in the individual segment, Individual Life and Extended Warranty.

The Insurance segment's recurring net income reached R$ 194 million in the third quarter of 2011, mainly driven by the good performance of the portfolio of investments included in the managerial financial margin, as well as by the better results from permanent investments, mainly Porto Seguro.

Earned Premiums

R$ million

1,038
900
901
907
922
990
1,003
1st Q/10
2nd Q/10
3rd Q/10
4thQ/10
1st Q/11
2nd Q/11
3rd Q/11

Note: the chart does not include Life of Itaú Vida e Previdência S.A.

In the third quarter of 2011, earned premiums added up to R$1,003 million in the Insurance sub-segment, a 1.3% increase when compared to the prior quarter. Highlights are life products, extended warranty and property risks.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 44

Insurance

Composition of Earned Premiums

3rd Quarter/11
15.5%
50.7%
22.5%
4.5%
6.9%
2nd Quarter/11
16.3%
51.1%
21.5%
4.4%
6.7%
Life and Personal Accidents
Property risk
Transportation
Extended Warranty
DPVAT and Other

Note: the charts do not include the Itauseg Saúde company and include Life of Itaú Vida e Previdência S.A.

Composition of Retained Claims

3rd Quarter/11
25.1%
45.2%
15.5%
4.9%
9.3%
2nd Quarter/11
25.0%
43.0%
12.6%
6.5%
12.9%
Life and Personal Accidents
Property risk
Transportation
Extended Warranty
DPVAT and Other

Note: the charts do not include the Itauseg Saúde company and include Life of Itaú Vida e Previdência S.A.

Combined Ratio and Underwriting Margin

27.8%
31.2%
31.5%
26.1%
31.9%
35.2%
35.9%
87.8%
86.0%
90.1%
90.8%
82.9%
79.9%
79.0%
20.7%
22.3%
26.0%
24.8%
20.4%
19.8%
18.9%
27.8%
29.6%
30.7%
32.8%
27.0%
27.1%
27.9%
39.3%
34.1%
33.4%
33.2%
35.5%
33.0%
32.3%
1st Q/10
2nd Q/10
3rd Q/10
4thQ/10
1st Q/11
2nd Q/11
3rd Q/11
Administrative Expenses and Others/Earned Premiums
Selling Expenses/Earned Premiums
Insurance Claims/Earned Premiums
Underwriting Margin/Earned Premiums

Note: The combined ratio is the sum of the following ratios: retained claims/ earned premiums, selling expenses/ earned premiums and administrative expenses and other operating income and expenses /earned premiums.
The underwriting margin is the sum of: earned premiums, retained claims, selling expenses and other operating income (expenses) of insurance operations.
Note: the charts do not include the Itauseg Saúde company and include Life of Itaú Vida e Previdência S.A.

The consolidated underwriting margin (includes Insurance and life of Itaú Vida e Previdência S.A.) amounted to R$ 413 million in the third quarter of 2011, a 5.5% increase from the prior quarter. Disregarding the health insurance (in process of discontinuation due to a strategic discussion), the underwriting margi n totaled R$ 428 million. The ratio of Underwriting Margin to earned premiums reached 35.9%, a 70 basis point growth from the prior period.

The combined ratio, which reflects the operating cost efficiency in relation to income from earned premiums, decreased 90 basis points from the prior quarter. The improvement is primarily attributable to the increased earned premiums.

The claim ratio declined 70 basis points when compared to the prior period. This change was driven by the good performance of the extended warranty product and of property risks.

Insurance Technical Provisions

On September 30, 2011, insurance technical provisions added up to R$ 6,700 million, representing increases of 6.5% from the prior quarter and 17.0% from the same period of the prior year.

R$ million
5,425
5,655
5,727
5,739
5,943
6,291
6,700
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11

Management Discussion & Analysis Itaú Unibanco Holding S.A. 45

Life and Pension Plans

Pro Forma Life and Pension Plans Recurring Income Statement

R$ million

	3rd Q/11	2nd Q/11	Variation 3rd Q/11 - 2nd Q/11	
Earned Premiums (a)	**216**	**216**	**-**	**-**
Result of Pension Plans (b)	**11**	**(5)**	**16**	**-**
Retained Claims (c)	**(68)**	**(68)**	**1**	**-1.1%**
Selling Expenses (d)	**(25)**	**(23)**	**(2)**	**6.9%**
Other Operating Income/(Expenses) of Insurance Operations (e)	**(4)**	**(4)**	**-**	**-0.5%**
Underwriting Margin (f=a+c+d+e)	**119**	**120**	**(1)**	**-0.8%**
Result from Insurance, Pension Plans (g=b+f)	**131**	**115**	**15**	**13.2%**
Managerial Financial Margin	188	148	41	27.7%
Banking Service Fees and Income From Banking Charges	189	158	31	19.7%
Non-interest Expenses	(68)	(76)	8	-10.8%
Tax Expenses for ISS, PIS and Cofins and other taxes	(16)	(24)	8	-31.9%
Equity in earnings of affiliates and Other Operating Income	7	(7)	15	-
Operating Income	**431**	**314**	**118**	**37.5%**
Non-operating Income	-	-	-	-
Income Before Income Tax and Social Contribution	**432**	**314**	**117**	**37.4%**
Income Tax/Social Contribution	(152)	(106)	(46)	43.3%
Recurring Net Income	**280**	**208**	**72**	**34.4%**
(RAROC) — Return on Average Tier I Allocated Capital	**33.9%**	**26.6%**		**730 b.p.**
Efficiency Ratio (ER)	**16.2%**	**21.2%**		**-500 b.p.**

Note: The information on VGBL and PGBL was classified together with the pension plan products.

Product innovation has played a significant role in the sustainable growth of our pension plans operations. For individuals, multimarket and multistrategy products are to be highlighted, as they allow for the investment of funds on a long-term basis, while selecting the best short-term investment strategies. As to corporate pension plans, we offer specialized advisory services in order to implement the best solution for each company, while maintaining relationships with the human resources area and the employees following the implementation of the benefit.

According to SUSEP data, in July 2011, our Pension Plan operations had a 24.1 % market share in relation to overall technical provisions.

The Life and Pension Plan sub-segment's recurring net income added up to R$ 280 million, increasing 34.4% from the prior quarter, due to fund management income.

Total contributions to pension plans reached R$ 3,125 million, remaining virtually unaltered when compared to the prior quarter. In relation to the same period of the prior year, contributions increased 29.8%, chiefly on account of the 45.3% growth in contributions to the VGBL product. Net contributions, which comprise total contributions less redemptions and external portabilities, increased 10.1% quarter-on-quarter.

Pension Plan Technical Provisions and Administration Fees

Private pension technical provisions totaled R$ 59,424 million on September 30, 2011, representing increases of 5.3% and 22.7% when compared to the prior quarter and the same period of the prior year, respectively.

Revenues from administration fees added up to R$ 188.8 million in the third quarter of 2011, growing 19.7% from the prior quarter and 23.1% from the same period of 2010.

Evolution of Contributions and Net Contributions

R$ million
857
898
1,035
1,727
1,561
1,675
1,844
2,114
2,188
2,409
3,076
2,844
3,137
3,125
1,560
1,628
1,810
2,439
2,267
2,535
2,629
399
468
508
580
507
505
423
155
92
91
56
71
97
73
1st Q/10
2nd Q/10
3rd Q/10
4thQ/10
1st Q/11
2nd Q/11
3rd Q/11
Traditional and other
PGBL
VGBL
Net contributions

R$ million
131.7
142.3
153.4
153.4
160.1
157.8
188.8
44,766
46,189
48,443
51,276
53,784
56,454
59,424
28,178
29,208
30,777
32,830
34,650
36,764
39,204
12,102
12,395
12,988
13,620
14,137
14,585
15,030
4,486
4,586
4,678
4,826
4,997
5,105
5,190
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11
Traditional and other
PGBL
VGBL
Revenues from administration fees

Management Discussion & Analysis
Itaú Unibanco Holding S.A. 46

Capitalization

Pro Forma Capitalization Recurring Income Statement

R$ million

	3rd Q/11	2nd Q/11	Variation 3rd Q/11 - 2nd Q/11	
Result of Capitalization (a)	**131**	**119**	**12**	**9.7%**
Selling Expenses (b)	**(7)**	**(4)**	**(3)**	**63.6%**
Result from Capitalization Operations (c=a+b)	**124**	**114**	**9**	**8.0%**
Managerial Financial Margin	55	39	15	38.8%
Non-interest Expenses	(32)	(44)	12	-26.8%
Tax Expenses for ISS, PIS and Cofins and other taxes	1	(7)	8	-
Equity in earnings of affiliates and Other Operating Income	(6)	7	(13)	-
Operating Income	**142**	**110**	**32**	**29.2%**
Non-operating Income	3	7	(4)	-61.0%
Income Before Income Tax and Social Contribution	**144**	**117**	**28**	**23.7%**
Income Tax/Social Contribution	(56)	(45)	(11)	25.1%
Recurring Net Income	**88**	**71**	**16**	**22.9%**
(RAROC) — Return on Average Tier I Allocated Capital	**157.5%**	**118.1%**		**3,940 b.p.**
Efficiency Ratio (ER)	**21.8%**	**30.9%**		**-910 b.p.**

The Capitalization Certificate product is targeted at clients that like to compete for prizes. It may be purchased through a single or monthly payment, in accordance with each client's profile. The third quarter of 2011 was characterized by the marketing of a new product, which was very well perceived by clients.

According to SUSEP data, from July to September 2011, 597 clients received prizes worth R$ 8.7 million. In the nine-month period ended September 2011, 1,501 clients won the drawings and received total prizes of R$ 24.5 million.

Net income of the capitalization certificate segment totaled R$ 88 million, or a 22.9% increase from the second quarter of 2011, as a result of reduced non-interest expenses and the good performance of the portfolio of investments which comprises the managerial financial margin.

Capitalization Technical Provisions

On September 30, 2011, capitalization technical provisions amounted to R$ 2,823 million, representing a 2.0% growth from the second quarter of the year and a 13.7% increase when compared to the same period of 2010.

R$ million
2,351
2,402
2,484
2,603
2,695
2,768
2,823
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11

Result of Capitalization

R$ million
9.5
9.5
9.3
10.0
10.6
11.2
11.7
103
133
112
115
120
119
131
1st Q/10
2nd Q/10
3rd Q/10
4thQ/10
1st Q/11
2nd Q/11
3rd Q/11
Result of Capitalization (R$ million)
Number of Certificates (in million)

We take part in socio-environmental and social responsibility actions that are carried out by passing through funds arising from the sales of several products, in particular capitalization certificates.

From July to September 2011, the amount passed through to AACD - Assistance Association for Handicapped Children exceeded R$ 792 thousand.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 47

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Management Discussion & Analysis Itaú Unibanco Holding S.A. 48

Itaú

* Itaú Unibanco's branch in Paraguay

Activities Abroad

Itaú Unibanco Holding S.A.

Activities Abroad

International Operations

Itaú Unibanco is the largest financial institution in Latin America and one of the ten largest in the world in terms of market capitalization. We have been recognized for the 4th time by Euromoney magazine as the best bank in Latin America in the *Awards for Excellence* category, and we were also named Latin America's best bank by *América Economía* magazine. Our operations are mainly carried out in Brazil, though our broad international presence confirms our regional-global ambitions and enables us to provide high-quality service to our clients, particularly to Brazilians operating outside Brazil.

We are present in 18 countries outside Brazil, with a strong focus in South America (Argentina, Chile, Uruguay and Paraguay), where we operate as a full service bank providing services to both retail and wholesale clients. We are also present in Europe (Portugal, UK, Luxembourg and Switzerland), the US (New York and Miami), the Middle East (Dubai) and Asia (Hong Kong, Shanghai and Tokyo), focusing mainly on corporate and private banking operations.

Selected information on our international operations (including results, assets and liabilities in our foreign branches) can be found below:

Highlights

R$ million (except where indicated)

Income Statement

	3rd Q/11	2nd Q/11	3rd Q/10	3rd Q/11 – 2nd Q/11	3rd Q/11- 3rd Q/10
Recurring Net Income	**720**	**596**	**428**	**20.8%**	**68.2%**
Operating Revenues	**1,137**	**1,014**	**883**	**12.1%**	**28.7%**
Financial Margin	**853**	**704**	**639**	**21.1%**	**33.4%**

Balance Sheet

	Sep 30, 11	Jun 30, 11	Sep 30, 10	Sep/11 – Jun/11	Sep/11 – Sep/10
Total Assets	**168,609**	**133,274**	**113,438**	**26.5%**	**48.6%**
Loans, Lease and Other Credit Operations	51,819	45,197	40,157	14.7%	29.0%
Deposits	**54,813**	**42,750**	**34,165**	**28.2%**	**60.4%**
Stockholders' Equity	**25,687**	**21,336**	**21,426**	**20.4%**	**19.9%**

Relevant Data

	Sep 30, 11	Jun 30, 11	Sep 30, 10	Sep/11 – Jun/11	Sep/11 – Sep/10
Employees (Individuals)	**6,149**	**6,015**	**5,648**	**2.2%**	**8.9%**
Number of Points of Sale (Units)	**744**	**729**	**675**	**2.1%**	**10.2%**
Branches (*)	228	224	215	1.8%	6.0%
Client Service Branches	31	31	30	-	3.3%
Automated Teller Machines	485	474	430	2.3%	12.8%

(*) Does not include Itaú BBA.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 50

Activities Abroad

Activities Abroad

Europe, Caribbean Islands, and Miami

Our banking activities under Banco Itaú BBA International S.A.'s legal structure are carried out throughout Europe in Portugal, UK, Switzerland and Luxembourg, and outside Europe in Miami, the Cayman Islands and the Bahamas, focusing primarily on international banking activities, including corporate and investment banking, capital markets and private banking, in close cooperation with the conglomerate's divisions and teams which coordinate these activities in Brazil. On September 30, 2011, Banco Itaú BBA International's consolidated assets totaled R$ 14.8 billion and assets under management from the private banking segment reached R$ 22.6 billion. Recurring net income for the quarter was R$ 36 million, a R$ 4 million increase from the previous quarter, as the international trading desks continue to show strong performance.

Argentina

In Argentina we operate both in companies and individuals segments through an 81 branch network and 1,576 employees, which serve 271 thousand clients. The main products offered to the individuals segment are savings and deposit accounts, personal loans and credit cards. For companies, the main products offered are financing solutions, syndicated loans and treasury products, such as derivatives and foreign exchange.

On September 30, 2011, total assets amounted to R$ 3.2 billion, with the credit portfolio growing 30.4% (12.3% without exchange rate effect), mainly personal loans, credit cards, advances and foreign trade operations. Deposits, mainly time and savings, increased 27.1% (9.5% without exchange rate effect) during this period, reaching R$ 2.4 billion. Net income for the quarter was mainly impacted by the result of selling fixed assets in the amount of R$ 34 million, as well as increased revenues from loans and derivatives.

Chile

In Chile we operate in the companies and individuals segments, focusing on mid- and high-income clients, by offering a wide range of products and services. Our operations include a broker dealer, an insurance broker, an insurance company as well as a mutual fund manager. Our 2,259 employees serve a 158 thousand client base. During the quarter we opened a new branch, expanding our branch network to 80 units. Additionally, during September we announced the acquisition of the high-income client portfolio from HSBC Chile, an operation worth US$ 20 million in assets and encompassing 4 branches and approximately 4 thousand clients.

During this quarter we also signed an agreement to create a joint venture with one of Chile's largest wealth management firms, Munita, Cruzat & Claro (MCC).

On September 30, 2011, total assets amounted to R$ 14.8 billion, an increase of 20.7% from June 30, 2011 as the credit portfolio grew 17.4% (10.0% without exchange rate effect). Deposits increased 20.4% (12.8% without exchange rate effect) during this same period. Net income for the quarter was R$ 1 million, as foreign exchange and derivative transactions negatively impacted our results.

Uruguay

In Uruguay we operate in the companies and individuals segments through 22 branches, of which one opened this quarter, having savings accounts, credit cards, financing solutions, cash management, trade financing, investment services, treasury products and pension funds among our main products. Our 620 employees serve a 175 thousand client base, which grew 4.7% during the third quarter.

Additionally, we operate in the credit card market through the largest credit card company in the country, OCA, which carries out the product's three main operations: acquirer, card issuance, and transactions processing. Credit cards and direct consumer credit are the main products offered by OCA. Currently, we have 20 points of service and 463 employees serving a 392 thousand client base, which grew 8.8% over the last year.

Total assets in Uruguay reached R$ 4.6 billion, an increase of 23.6% from June 30, 2011. The credit portfolio had a strong performance during this period, growing 26.7% (15,1% without exchange rate effect), driven mainly by the agribusiness and trade finance segments. Deposits increased to R$ 3.7 billion, increasing 25.7% (14.2% without exchange rate effect) from the end of the previous quarter. Net income for the quarter was R$48 million, being positively impacted by the exchange rate variation associated with the capital hedge structure.

Paraguay

In Paraguay we operate in the individuals and companies segments through a 21 branch network and 606 employees serving a 283 thousand client base, which grew 3.8% from the end of last quarter. Two new branches were opened during the quarter in the greater Asunción area.

On September 30, 2011, total assets reached R$ 3.6 billion, increasing 29.5% from June 30, 2011. Our credit portfolio grew 30.6% (14.1% without exchange rate effect) during the period, mainly driven by our agribusiness portfolio. Deposits totaled R$ 2.6 billion, an increase of 28.1% (11.9% without exchange rate effect) when compared to the previous quarter.

Net income for this quarter was R$ 39 million, as we maintain the top ranking among banks in Paraguay in terms of earnings. The financial margin had a strong performance during the quarter, increasing 24.8%, mainly driven by our credit card business.

Products and Services for Foreign Institutional Clients

We also provide our international institutional clients a comprehensive range of products and services, such as asset management, custody, alternative investment products, private equity funds, equities, fixed-income, and other treasury products. Our clients are served globally by relationship managers based in New York, London, Hong Kong, Tokyo and Dubai, as well as by specialized-products teams.

Note: The exchange rate effect was calculated using the Sep/11 closing rate and applying it to both periods being compared.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 51

Activities Abroad

Below we present the financial statements of Itaú BBA International [1] and South America:

Balance Sheet [2] | On September 30, 2011

R$ million

	Consolidated Itaú BBA Int.	Consolidated Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Banco Itaú Paraguay
Assets					
Current and Long-term Assets	**14,486**	**3,075**	**14,525**	**4,607**	**3,610**
Cash and Cash Equivalents	1,964	159	654	856	344
Short-term Interbank Investments	1,022	246	3	866	32
Securities and Derivative Financial Instruments	1,819	159	1,822	310	492
Interbank and Interbranch Accounts	49	383	163	560	479
Loans, Lease and Other Credit Operations	7,068	2,061	11,534	2,037	2,164
(Allowance for Loan Losses)	(13)	(39)	(246)	(101)	(53)
Foreign Exchange Portfolio	2,405	27	349	7	100
Other Assets	172	78	247	72	53
Permanent Assets	**339**	**105**	**272**	**27**	**24**
Investments	160	3	2	1	1
Fixed and Operating Lease Assets	28	61	139	26	23
Intangible Assets and goodwill	152	41	132	0	-
TOTAL ASSETS	**14,826**	**3,180**	**14,797**	**4,634**	**3,634**
Liabilities and Equity					
Current and Long-term Liabilities	**13,387**	**2,833**	**12,909**	**4,269**	**3,203**
Deposits	6,070	2,363	8,912	3,701	2,624
Deposits Received under Securities Repurchase Agreements	-	81	109	-	-
Funds from Acceptances and Issue of Securities	3,018	-	1,227	-	-
Interbank and Interbranch Accounts	2	-	25	73	89
Borrowings and Onlendings	574	109	1,235	40	247
Derivative Financial Instruments	846	4	303	1	-
Foreign Exchange Portfolio	2,410	27	348	-	96
Other Liabilities	467	248	737	456	146
Technical Provisions for Insurance, Pension Plans and Capitalization	-	-	13	-	-
Deferred Income	**24**	**-**	**7**	**3**	**0**
Minority Interest in Subsidiaries	**0**	**45**	**0**	**-**	**-**
Stockholders' Equity	**1,414**	**302**	**1,880**	**362**	**432**
TOTAL LIABILITIES AND EQUITY	**14,826**	**3,180**	**14,797**	**4,634**	**3,634**

Statement of Income [2] | 3rd Quarter of 2011

R$ million

	Consolidated Itaú BBA Int.	Consolidated Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Banco Itaú Paraguay
Operating Revenues	**126**	**99**	**135**	**134**	**88**
Financial Margin	79	61	77	74	64
Banking Service Fees and Income from Banking Charges	46	35	43	60	24
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	-	-	15	-	-
Other Operating Income	2	3	(0)	0	(0)
Loans and Retained Claims Losses net of Recovery	**4**	**(5)**	**(39)**	**(7)**	**(8)**
Expenses for Allowance for Loan Losses	4	(5)	(42)	(7)	(8)
Income from Recovery of Credits Written Off as Loss	-	1	6	0	-
Retained Claims	-	-	(2)	-	-
Operational Margin	**131**	**94**	**96**	**127**	**80**
Other Operating Income/(Expenses)	**(78)**	**(90)**	**(100)**	**(70)**	**(35)**
Non-interest Expenses	(83)	(90)	(101)	(70)	(35)
Selling Expenses From Insurance	-	-	1	-	-
Equity in Earnings of Affiliates and Other Investments	5	(0)	0	0	-
Operating Income	**52**	**5**	**(4)**	**57**	**46**
Non-operating Income	3	40	2	0	(1)
Income before Tax and Profit Sharing	**56**	**44**	**(2)**	**57**	**44**
Income Tax and Social Contribution	**(18)**	**(5)**	**3**	**(9)**	**(5)**
Profit Sharing	**(1)**	**-**	**-**	**-**	**-**
Minority Interests in Subsidiaries	**0**	**(7)**	**(0)**	**-**	**-**
Recurring Net Income	**36**	**32**	**1**	**48**	**39**
Return on Average Equity – Annualized	**10.6%**	**51.8%**	**0.1%**	**57.9%**	**37.7%**
Return on Average Assets – Annualized	**1.1%**	**4.4%**	**0.0%**	**4.6%**	**4.9%**
Efficiency Ratio	**65.6%**	**90.4%**	**74.0%**	**52.2%**	**39.1%**

(1) Includes corporate and investment banking in Europe and private banking in Luxembourg, Switzerland, Miami and Caribbean; (2) Does not include foreign branches.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 52

Activities Abroad

Below we present the financial statements of Itaú BBA International [(1)] and South America:

Balance Sheet [(2)] | On June 30, 2011

R$ million

	Consolidated Itaú BBA Int.	Consolidated Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Banco Itaú Paraguay
Assets					
Current and Long-term Assets	**11,568**	**2,559**	**12,053**	**3,726**	**2,784**
Cash and Cash Equivalents	1,238	123	416	645	209
Short-term Interbank Investments	609	290	15	663	63
Securities and Derivative Financial Instruments	1,834	187	1,455	399	391
Interbank and Interbranch Accounts	48	295	149	424	404
Loans, Lease and Other Credit Operations	5,893	1,580	9,828	1,608	1,657
(Allowance for Loan Losses)	(15)	(31)	(204)	(83)	(39)
Foreign Exchange Portfolio	1,653	50	190	2	60
Other Assets	308	64	204	68	40
Permanent Assets	**376**	**86**	**205**	**23**	**21**
Investments	214	2	1	1	1
Fixed and Operating Lease Assets	27	52	129	22	20
Intangible Assets and goodwill	135	32	75	0	-
TOTAL ASSETS	**11,944**	**2,645**	**12,257**	**3,749**	**2,805**
Liabilities and Equity					
Current and Long-term Liabilities	**10,595**	**2,415**	**10,682**	**3,440**	**2,404**
Deposits	4,547	1,859	7,403	2,944	2,048
Deposits Received under Securities Repurchase Agreements	-	187	136	-	-
Funds from Acceptances and Issue of Securities	2,994	-	1,005	-	-
Interbank and Interbranch Accounts	2	-	5	51	78
Borrowings and Onlendings	637	90	970	43	135
Derivative Financial Instruments	375	1	118	2	-
Foreign Exchange Portfolio	1,654	50	191	-	53
Other Liabilities	387	229	843	400	91
Technical Provisions for Insurance, Pension Plans and Capitalization	-	-	11	-	-
Deferred Income	**21**	**-**	**1**	**5**	**0**
Minority Interest in Subsidiaries	**0**	**32**	**0**	**0**	**-**
Stockholders' Equity	**1,328**	**198**	**1,575**	**304**	**401**
TOTAL LIABILITIES AND EQUITY	**11,944**	**2,645**	**12,257**	**3,749**	**2,805**

Statement of Income [(2)] | 2nd Quarter of 2011

R$ million

	Consolidated Itaú BBA Int.	Consolidated Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Banco Itaú Paraguay
Operating Revenues	**114**	**81**	**166**	**82**	**73**
Financial Margin	33	49	122	24	51
Banking Service Fees and Income from Banking Charges	70	30	35	58	23
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	-	-	7	-	-
Other Operating Income	11	2	3	0	(1)
Loans and Retained Claims Losses net of Recovery	**1**	**(4)**	**(14)**	**(6)**	**(5)**
Expenses for Allowance for Loan Losses	1	(5)	(20)	(7)	(5)
Income from Recovery of Credits Written Off as Loss	-	0	6	1	-
Retained Claims	-	-	(0)	-	-
Operational Margin	**115**	**77**	**152**	**76**	**68**
Other Operating Income/(Expenses)	**(68)**	**(79)**	**(94)**	**(69)**	**(30)**
Non-interest Expenses	(72)	(79)	(93)	(69)	(30)
Selling Expenses From Insurance	-	-	(1)	-	-
Equity in Earnings of Affiliates and Other Investments	4	(0)	(0)	(0)	-
Operating Income	**47**	**(2)**	**58**	**7**	**38**
Non-operating Income	-	0	(0)	0	1
Income before Tax and Profit Sharing	**47**	**(2)**	**58**	**7**	**39**
Income Tax and Social Contribution	**(14)**	**-**	**(8)**	**(8)**	**(4)**
Profit Sharing	**(2)**	**-**	**-**	**-**	**-**
Minority Interests in Subsidiaries	**(0)**	**(0)**	**(0)**	**(0)**	**-**
Recurring Net Income	**32**	**(2)**	**50**	**(1)**	**35**
Return on Average Equity – Annualized	9,2%	-3,6%	13,2%	-1,4%	35,7%
Return on Average Assets – Annualized	1,0%	-0,3%	1,6%	-0,1%	5,0%
Efficiency Ratio	62,9%	96,8%	56,8%	83,7%	41,1%

(1) Includes corporate and investment banking in Europe and private banking in Luxembourg, Switzerland, Miami and Caribbean; (2) Does not include foreign branches.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 53

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Management Discussion & Analysis Itaú Unibanco Holding S.A. 54

pwc

(A free translation of the original in Portuguese)

Report of independent accountants on supplementary information

Introduction

In connection with our limited review of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (consolidated) as of September 30, 2011, on which we issued a report without exceptions dated October 31, 2011, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report on the Operations of Itaú Unibanco Holding S.A. and its subsidiaries for the nine-month period ended September 30, 2011.

Scope of the Review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at September 30, 2011, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, October 31, 2011

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005
T: (11) 3674-2000, F: (11) 3674-2000, www.pwc.com/br

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Management Discussion & Analysis Itaú Unibanco Holding S.A. 56

Itaú
Itaú
Itaú
Itaú
Itaú
Itaú

September 30, 2011

Complete Financial Statements

Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2011 58

MANAGEMENT REPORT – January to September 2011

To our Stockholders:

We present the Management Report and the financial statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for the period from January to September 2011, prepared in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendency of Private Insurance (SUSEP), and the National Council of Private Insurance (CNSP).

Highlights

Itaú Unibanco was selected, for the twelfth consecutive year, to make up the Dow Jones Sustainability World Index (DJSI), the world’s main sustainability index, in its 2011/2012 review, being the sole Latin American bank to comprise such index since its inception. The new portfolio comprises 342 companies from 30 countries in the Americas, Europe, Asia, and Africa, of which 8 only are Brazilian companies. In this year's edition, Itaú Unibanco achieved the highest rate (100%) in the banking sector for the “Human Capital Development” and “Business Risks / Project Finance”  requirements, and achieved the highest score (98%) in the “Anti-crime and Anti-fraud Actions / Policies.” Itaúsa – Investimentos Itaú S.A., classified for the fifth consecutive year as leader of the financial services sector, and Redecard S.A. (for the third consecutive year), subsidiary of Itaú Unibanco Holding S.A., are also components in this review of the index.

In this quarter, following the complete integration of all Itaú Unibanco branches completed in 2010, the bank carries on reshaping its service network based on a new model of client relationship, and expects to have 500 units remodeled by the end of 2011. In that context, the Itaú Uniclass services started being expanded to all clients in the retail net network that concentrate their financial relationship with the bank. New differentials have been implemented to meet the needs of those clients: dedicated account managers, exclusive tellers at more than 1,300 branches, higher credit limits, investment advice, and over-the-phone management services before or after business hours.

In Chile, Itaú Unibanco has successfully acquired the high net worth client portfolio of HSBC bank. The transaction included the purchase of HSBC’s Advance and Premier segments, and ranks Itaú as the lead bank in that country's high net worth clients segment. The transaction contemplated the acquisition of four branches located in Santiago and their executive managers and employees who are now members of the Itaú Unibanco staff. Total assets exceed US$ 20 million and the number of clients exceeds 4 thousand. With this acquisition, the bank now owns 84 branches in Chile, with Itaú's share in the Chilean high net worth clients segment being 18%.

In addition, Itaú Unibanco in Chile and Munita, Cruzat & Claro (MCC) entered into an agreement to establish a new company to make joint efforts to develop the private banking business in that country. The new company will be a subsidiary of Itaú Unibanco managed by MCC, a company with over 28 years of expertise in the Chilean market.

In 2011, in the period up to October 14, 2011, commencement date of the blackout period, when the repurchase of shares is prohibited in view of the disclosure of the financial statements for the first nine months, the Bank acquired 40,970,900 preferred shares at the average price of R$ 31.69. In the quarter, 25,470,900 shares were acquired at the average price of R$ 29.14, within the scope of a share repurchase program, renewed for an additional year at the Board of Directors’ meeting of October 31, 2011.

Itaú Unibanco ranked ninth among world’s banks at the end of third quarter of 2011, having the market value (R$ 131.3 billion) as parameter, according to Bloomberg.

Main Results

Following are the main results of Itaú Unibanco for the period from January to September 2011, and the complete financial statements and the Management’s Discussion & Analysis Report of Itaú Unibanco, which present further details on the results for the period, are available on the Itaú Unibanco website (www.itau-unibanco.com.br/ri). www.itau-unibanco.com.br/ri.

	Jan to Sep/11	Jan to Sep/10	Change (%)	3rd Quarter/11	2nd Quarter/11	Change (%)
Income – R$ billion (1)
Gross income from financial operations	34.5	33.0	4.5%	7.6	11.2	-32.3%
Expenses for allowance for loan losses	(14.5)	(12.0)	20.9%	(5.0)	(5.1)	-2.7%
Income from recovery of credits written off as loss	3.9	2.9	35.0%	3.9	2.6	50.6%
Income from services, income from bank charges and income from insurance, pension plan and capitalization	15.9	14.9	6.3%	5.5	5.3	3.6%

Personnel, administrative and other operating expenses	(23.4)	(22.2)	5.3%	(8.2)	(7.6)	8.7%
Income tax and social contribution	(2.3)	(4.0)	-43.1%	1.1	(1.8)	0.0%
Recurring net income	10.9	9.6	13.2%	3.9	3.3	18.8%
Net income	10.9	9.4	16.0%	3.8	3.6	5.7%
Results per share – R$
Recurring net income (2)	2.41	2.12	13.6%	0.87	0.73	19.0%
Net income (2)	2.41	2.08	15.9%	0.84	0.79	5.9%
Book value (2)	15.04	12.62	19.2%	15.12	14.57	3.7%
Dividends and interest on capital (net of taxes)	0.4668	0.6363	-26.6%	0.4668	0.3020	54.6%
Price of preferred share (PN) (3)	29.09	40.13	-27.5%	29.09	36.36	-20.0%
Market capitalization – R$ billion (4)	131.3	182.2	-28.0%	131.3	164.9	-20.4%

				Change (%)
	Sep 30 2011	Dec 31 2010	Sep 30 2010	Sep 30/10 to Sep 30/11	Dec 31/10 to Sep 30/11
Balance Sheet - R$ billion
Total assets	837.0	751.4	683.0	22.6%	11.4%
Total loans (including endorsements and sureties)	382.2	335.5	311.3	22.8%	13.9%
Free, raised and managed own assets	1,117.1	1,009.6	940.3	18.8%	10.6%
Subordinated debt	37.6	33.8	33.0	14.0%	11.3%
Stockholders’ equity	68.2	60.9	57.2	19.2%	12.0%
Referential equity (financial system consolidated)	88.1	78.7	73.1	20.5%	12.0%
Financial ratios (%)
Recurring return on average equity	22.4%	23.5%	23.8%	-1,3 p.p	-0,3 p.p
Return on average equity	22.5%	24.1%	23.3%	-0,7 p.p	-1,3 p.p
Return on average assets	1.9%	2.0%	2.0%	-0,1 p.p	-0,1 p.p
Efficiency ratio (5)	47.8%	49.1%	48.1%	-0,3 p.p	-1,0 p.p
Basel ratio (financial system consolidated)	15.1%	15.8%	15.5%	-0,4 p.p	-0,3 p.p
Fixed assets ratio (financial system consolidated)	49.8%	37.3%	37.8%	12,0 p.p	0,5 p.p
(1)	Excludes the non-recurring effects of each period.
(2)	Calculated based on the weighted average of the number of shares.
(3)	Calculated based on the average quotation of preferred shares on the last day of the period;
(4)	Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period).
(5)	Calculated based on international criteria defined in the Management’s Discussion & Analysis Report.

Business Performance

Net income for 2011 reached R$ 11 billion, with annualized return of 22.5% on average equity (23.3% for the same period of prior year). Recurring net income was R$ 10.9 billion, with annualized return of 22.4%. Itaú Unibanco paid or provided for its own taxes and contributions in the total amount of R$ 12.0 billion for the period of January to September 2011. The Bank also withheld and passed on taxes in the amount of R$ 8.4 billion, which were directly levied on financial operations.

Consolidated assets totaled R$ 837.0 billion and consolidated stockholders’ equity totaled R$ 68.2 billion at September 30, 2011.

Free, raised and managed assets totaled R$ 1.1 trillion at September 30, 2011, an increase of 10.6% when compared to December 31, 2010.

Loan Portfolio and Default:

At September 30, 2011, loan portfolio, including endorsements and sureties, reached R$ 382.2 billion, an increase of 13.9% as compared to December 31, 2010, and the following are noteworthy:

Individuals Segment:

•	In Brazil, loans to individuals segment reached R$ 141.5 billion, 13.1% higher than the amount recorded at December 31, 2010.

•	The real estate portfolio reached R$ 12.6 billion, an increase of 56.2% as compared to the end of 2010.

•
Products such as credit card, personal loan and payroll advance loan posted growth of 7.7%, 48.8% and 21.2% respectively, when compared to the result at December 31, 2010. Leader in the consumer credit segment in Brazil, Itaú Unibanco, by means of Itaucard, Hipercard, and partnerships, offers a wide range of products to accountholders and non-accountholder clients, originated in proprietary channels and through partnerships with companies that have outstanding performance in the markets they are engaged. In the months from January through September 2011, the transacted amount reached R$ 111.4 billion, a 20.9% increase in relation to the December 31, 2010.

•
Leader in the vehicle financing segment, Itaú Unibanco reached a balance of R$ 60.0 billion, in the loan portfolio at September 30, 2011. New granting in the vehicle financing and lease segment totaled R$ 20.1 billion. Lease, finance and Finame operations for heavy vehicles reached a balance of R$ 8.2 billion at September 30, 2011.

Corporate Segment:

•
At September 30, 2011, the loan and joint obligations portfolio of Itaú BBA, a segment that operates with companies with revenue over R$ 150 million, reached R$ 134.4 billion, a 18.6% increase as compared to December 2010 and 9.7% as compared to the last quarter. Foreign trade financing posted an increase of 43.1% increase when compared to December 2010 and of 27.3% when compared to the previous quarter. In the Onlending area, a 8.2% growth was posted in the BNDES credit facilities as compared to December 2010.

•
The very small, small and middle market company segment, which serves companies with annual revenue of up to R$ 150 million, posted at September 30, 2011, a balance for its loan portfolio, including endorsements and sureties, of R$ 86.9 billion, a 10.6% increase as compared to December 31, 2010. The growth in the third quarter arose from the middle market company segment.

•
Itaú Unibanco and BNDES (Brazilian Social and Economic Development Bank) entered into a master agreement that expands the partnership to stimulate Brazilian exports to Latin America. This initiative started in Argentina, and as from July clients of Banco Itaú Chile have access to a credit line based on the rules of Exim Post Shipment (BNDES Exim Automático) to finance sales abroad of capital goods manufactured in Brazil.

•	In Chile, Argentina, Uruguay and Paraguay, credit operations to companies amount to R$ 12,604 million, a 42.2% growth when compared to December 2010.

Total default rate, considering the balance of transactions overdue for over 90 days reached 4.7% in September 2011, posting an increase of 0.5% as compared to December 2011. The 31-to-90 day default rate reached 2.6% for total loan portfolio. This rate reached 4.2% for the portfolio of credit to individuals and 1.3% for the portfolio of credit to companies at the end of September 2011.

Business Units:

The insurance, pension plan and capitalization operations revenue from premiums, pension contributions and capitalization certificates reached R$ 13.7 billion in the period from January to September 2011, and technical provisions totaled R$ 70.1 billion at the end of September 2011, considering the foreign operations.

Itaú Unibanco holds 30% of capital of Porto Seguro, which contributed with R$ 118.4 million to the bank’s net income. Noteworthy is the significant share in the automobile and residence insurance lines, with 27.6% and 27.9%, respectively.

Redecard posted net income of R$ 343.6 million in the third quarter of 2011, a 29% increase in financial volume when compared to the third quarter of 2010. Net income for the period amounted to R$ 947.5 million, a 31% increase in financial volume in relation to the same period of 2010.

In the Investment Banking area – Variable Income, Itaú BBA was the underwriter of 18 out of 22 public offerings, which totaled R$ 13.2 billion and accounted for 82% of total transactions and 87% of the financial volume issued, consolidating its leading position in this market, in accordance with the Brazilian Financial and Capital Markets Association (ANBIMA) ranking. It also provided financial advisory to 21 merger and acquisitions operations and closed the period in the first position in the Thomson ranking for volume, thus accumulating a total of R$ 20.5 billion in 2011.

In Fixed Income area, Itaú BBA took part, in the first nine months of 2011, in operations of debentures, promissory notes and securitization that totaled R$ 9.6 billion. In the ANBIMA ranking for distribution of fixed income, Itaú BBA continued in the first position, with a 35% market share. In international issues of fixed income, Itaú BBA acted as the joint bookrunner of offerings, with a total volume of US$ 13.7 billion, reaching the 3rd place in the ANBIMA ranking of Capital Markets International Issues for September 2011.

In the period from January to September 2011, Itaú Corretora intermediated at BM&Bovespa a volume of R$ 149.4 billion with individual, institutional investors, corporate and foreign customers. Itaú Corretora was ranked fourth among the brokerage companies, with a 6.1% market share.

Capital Strength:

Itaú Unibanco Holding is assigned a rating by international risk rating agencies, which reflects its operational performance, strength and quality of its management, in addition to assessing the issuer's capacity to honor its financial commitments.

The Based on such assessment, Itaú Unibanco Holding S.A. received the best ratings of the Brazilian Market, obtaining a recent improvement from Baa2 to Baa1 rating assigned by Moody’s to long-term deposits in foreign currency.

Basel ratio was 15.1% at the end of September 2011, based on the financial system, showing the strength of the bank’s capital basis. In this quarter, we repurchased Subordinated CDBs in the amount of R$ 1.3 billion and raised additional R$ 0.5 billion in new issues of subordinated financial bills representing a significant increase in the bank's capital basis.

People

Itaú Unibanco employed approximately 106 thousand people at the end of September 2011, including approximately 6 thousand employees in foreign units. By September 2011, 11,017 employees had been hired through external recruiting, of which 899 were interns, aiming at meeting the business expansion and turnover  requirements. Aiming at promoting the recognition of its professionals, Itaú Unibanco reallocated internally 5,381 employees up to September 2011, through internal vacancies and 1,013 employees relocated by means of the Relocation Center in this period.

The employee’s fixed compensation plus charges and benefits totaled R$ 8.8 billion for the third quarter. Welfare benefits granted to employees and their dependants totaled R$ 1,5 billion. Additionally, over R$ 183 million were invested in training programs during the period.

In this period, Itaú Unibanco was considered one of the 150 Great Places to Work, of the Você S/A./Exame magazine (partnership with Fundação Instituto de Administração) and 100 Great Places to Work of Época magazine (partnership with Great Place to Work). In addition, it was a Highlight in HR in the survey conducted by Você S.A./Exame magazine and the second most wanted by professionals, besides being the one with the highest number of new hires, according to Época magazine.

Sustainability

Itaú Unibanco was awarded The World’s Most Sustainable Bank in the 2011 FT/IFC Sustainable Finance Awards, by the British newspaper Financial Times and IFC (International Finance Corporation), the financial division of the World Bank. The bank was also recognized as the Most Sustainable of the Americas, competing with institutions from Argentina and Mexico.

Itaú was awarded the Época Award for Climate Changes in the Services category. The award is granted to the top twenty institutional investors in environmental preservation and sustainability in Brazil.

Financial Education to employees, clients and non-clients was one of the bank’s priorities in 2011. By means of about 100 lectures given in companies, trade fairs and events, we educated on the Responsible Use of Money with institutional rather than commercial approach, to almost 9 thousand people, both clients and non-clients.

Additionally, 904 volunteers of Fundação Itaú Social were trained to put on the workshop on the responsible use of money, which addresses concepts of financial education and family budget for young people who disseminate such concepts to their families and friends.

Fundos Itaú Ecomudança (fixed income fund), options for investors concerned about the future of the next generations, allocate up to 30% of their administration fees to not-for-profit organizations engaged in efforts to reduce the greenhouse gas emissions.

Social and Cultural Investments

Itaú Unibanco’s social and cultural investments amounted to approximately R$ 152.4 million in the third quarter of 2011, and noteworthy were the investments in education and culture that reached R$ 100.3 million.

In September 2011, Fundação Itaú Social launched in a national campaign to encourage reading among children up to six years old. The initiative is one of “Itaú Criança” (Itaú Child) program actions, which purpose is to contribute to high-quality education, fundamental right of children and adolescents. Four thousand “Bibliotecas Itaú Criança” (Itaú Child libraries) including 100 titles carefully selected for children, teenagers and adults, totaling 400 thousand books to be distributed to the organizations where these actions are to take place.

 In August 2011, the actions in preparation for the transfer of the “Jovem do Futuro” (youth with a future) program operated by Instituto Unibanco (IU) to the education systems of six Brazilian states were first taken. A partnership was established between IU and the Ministry of Education (MEC) and the Department of Strategic Affairs of the Presidency of the Republic (SAE) within the scope of that transfer process. MEC incorporated the “Jovem de Futuro” content into its Innovative Middle School Education program, converting it into federal public policy and establishing an official channel of financial support to the benefited schools.

Itaú Cultural was chosen by the Department of Culture of the Municipality of São Paulo, in a public invitation process, to be the new manager of the Auditorium Ibirapuera, one of the main cultural venues of the capital of São Paulo, with annual investments of approximately R$ 10 million.

Coleção Brasiliana Itaú (Itaú Brasiliana collection), visited by over 164 thousand people in São Paulo, Belo Horizonte, Rio de Janeiro, Fortaleza and Brasília has been exhibited since October 13 in Curitiba, at the Oscar Niemeyer Museum. This collection has approximately 300 items, including paintings, watercolors, drawings, pictures, maps and books related to the history of Brazil.

Awards and Recognition

Major awards and recognitions granted to Itaú Unibanco Holding S.A. in the period from January to September 2011:

•
IR Magazine Brazil Awards 2011, granted by IR Magazine, a global publication about investor relations. Itaú Unibanco won in the Brazilian Grand prix category as the best investor relations program, considering companies with market capitalization over R$ 3 billion;

•	Itaú Unibanco leads the ranking "The 25 Best Banks in Latin America", published yearly by the AméricaEconomia magazine;

•
Top of Mind in the banks category, in accordance with a survey conducted by ABA (Brazilian Advertisers Association) in partnership with Consultoria TopBrands. Itaú Unibanco was recognized for the third consecutive year;

•
Top 1000 World Banks ranking, according to The Banker British magazine. Itaú Unibanco ranked first among the Brazilian financial institutions. In the global bank general rank, Itaú occupies the 34th position. In addition, it ranked twelfth in the list of the world’s most profitable banks;

•
Os Melhores da Dinheiro (The Best of Dinheiro) sponsored by Isto É Dinheiro magazine, elects the companies excelling in each sector every year. Itaú Unibanco received the award in the Best Corporate Governance category in the banking sector;

•
Best Investment Bank for Brazil, granted to Itaú BBA by Latin Finance, one of the most important Brazilian publications about corporate finance in Latin America. This award assesses and recognizes the excellence of financial institutions in banking services, products and investments;

•
Institutional Investor magazine elected Itaú BBA’s team, for the second consecutive year, as the best research team in Brazil and the fifth best in Latin America, and for the first time as the best sales team in Latin America;

•	Prêmio Intangíveis Brasil (PIB - Brazil Intangibles Award), according to Grupo Padrão / DOM Strategy Partners, Itaú Unibanco was the winner in the Corporate Governance category.

Independent Auditors – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by Itaú Unibanco Holding S.A., its subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

During the period from January to September 2011, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

•	February 2, 2011 – Service agreement related to the analysis of the accounting recording process by the Treasury flow desk of the Itaú Unibanco Financial Group - Itaú Unibanco Holding S.A – Brazil;

•	February 10, 2011 – Service agreement for the limited assurance of the data of the inventory of greenhouse gas emission – Itaú Unibanco Holding – Brazil;

•	March 17, 2011 – Advisory service agreement related to tax effects generated in Banco Itaú Chile – Banco Itaú Chile S.A;

•	March 28, 2011 – Attendance in the training in the QI/FATCA course - Module 3 Critical Customer Groups – Banco Itaú Europa Luxembourg S.A - Luxembourg;

•
April 5, 2011 – Professional service agreement related to the improvement of knowledge of our internal auditors regarding the practices and recommendations for the performance of the internal audit activity (THE IIA The Institute of Internal Audit) – Redecard S.A – Brasil

•	May 13, 2011 – Attendance in the training course Finance: Consolidation of Accounts – Banco Itaú BBA International S.A. – Portugal;

•
May 18, 2011 – Consulting service agreement in the Asset Management International project to obtain the GIPS (Global Investment Performance Standards) certification for investment funds – Itaú USA Asset Management Inc. – United States of America;

•
June 9 and July 11, 2011 - License for using an electronic library of international accounting standards (Comperio) – Banco Itaú Europa International – United States of America; Itaú Unibanco S.A and Itaú Unibanco Holding S.A.– Brazil;

•
August 1, 2011 – Agreement for the acquisition of macroeconomic projection reports and presentations on the progress of the national, regional and global economy offered by Club Económico - Banco Itaú Paraguay S.A. – Paraguay;

•	August 2, 2011 – Service agreement related to the assessment of the BSA/AML and OFAC program of the New York branch of Itaú Unibanco S.A. – Itaú Unibanco S.A. – New York;

•	August 11, 2011 – Agreement for the extension of review services of aspects related to the Business Continuity Program of Banco Itaú BBA – Banco Itaú BBA S.A. – Brazil;

•	August 30, 2011 – Participation in the salary survey named Encuesta Financiera de Remuneraciones y Beneficios - Banco Itaú Paraguay S.A. – Paraguay;

•
September 6, 2011 – Service agreement for the review of documents to be submitted to the Financial Services Authority – FSA – to open its subsidiary in the United Kingdom – Banco Itaú BBA International S.A. – Portugal;

•	September 15, 2011 – Service agreement related to the assessment of regulatory aspects of transfer of Banco Itaú Suisse’s trading desk. – Banco Itaú Suisse S.A. Switzerland.

Summary of the Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services.

Circular No. 3,068/01 – Bacen

Itaú Unibanco hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$ 3.1 billion, corresponding to only 1.6% of total securities held.

ACKNOWLEDGEMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust.

(Approved at the Board of Directors' Meeting of October 31, 2011).

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
PEDRO MOREIRA SALLES	ROBERTO EGYDIO SETUBAL

Vice-Chairmen	Executive Vice-Presidents
ALFREDO EGYDIO ARRUDA VILLELA FILHO	ALFREDO EGYDIO SETUBAL (*)
ROBERTO EGYDIO SETUBAL	CANDIDO BOTELHO BRACHER

Members	Executive Directors
ALCIDES LOPES TÁPIAS	CAIO IBRAHIM DAVID
ALFREDO EGYDIO SETUBAL	CLAUDIA POLITANSKI
CANDIDO BOTELHO BRACHER	MARCOS DE BARROS LISBOA
FERNANDO ROBERTO MOREIRA SALLES	RICARDO BALDIN
FRANCISCO EDUARDO DE ALMEIDA PINTO	SÉRGIO RIBEIRO DA COSTA WERLANG
GUSTAVO JORGE LABOISSIÈRE LOYOLA
HENRI PENCHAS
ISRAEL VAINBOIM
PEDRO LUIZ BODIN DE MORAES	Directors
RICARDO VILLELA MARINO	CARLOS EDUARDO DE SOUZA LARA
EDUARDO HIROYUKI MIYAKI
EMERSON MACEDO BORTOLOTO
AUDIT COMMITTEE	JACKSON RICARDO GOMES
President	MARCO ANTONIO ANTUNES
GUSTAVO JORGE LABOISSIÈRE LOYOLA	ROGÉRIO PAULO CALDERÓN PERES

Members
ALKIMAR RIBEIRO MOURA	(*) Investor Relations Officer
EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES
GUY ALMEIDA ANDRADE

FISCAL COUNCIL
President
IRAN SIQUEIRA LIMA

Members
ALBERTO SOZIN FURUGUEM	Accountant
ARTEMIO BERTHOLINI	CARLOS ANDRÉ HERMESINDO DA SILVA
CRC - 1SP281528/O-1

ITAÚ UNIBANCO S.A.

Chief Executive Officer and General Manager	Directors (continued)
ROBERTO EGYDIO SETUBAL	FABIO DI PACE MENEZES
FERNANDO DELLA TORRE CHAGAS
Executive Vice-Presidents	FERNANDO JOSÉ COSTA TELES
ALEXANDRE DE BARROS	GILBERTO TRAZZI CANTERAS
ALFREDO EGYDIO SETUBAL	HENRIQUE PINTO ECHENIQUE
JOSÉ CASTRO ARAÚJO RUDGE	HENRIQUE RUTHER
JOSÉ ROBERTO HAYM	IBRAHIM JOSÉ JAMOUR
LUÍS OTAVIO MATIAS	JACKSON RICARDO GOMES
MÁRCIO DE ANDRADE SCHETTINI	JASON PETER CRAUFORD
MARCO AMBROGIO CRESPI BONOMI	JEAN MARTIN SIGRIST JÚNIOR
MARCOS DE BARROS LISBOA	JOÃO ANTONIO DANTAS BEZERRA LEITE
RICARDO VILLELA MARINO	JOÃO LUIZ DE MEDEIROS
SÉRGIO RIBEIRO DA COSTA WERLANG	JORGE LUIZ VIEGAS RAMALHO
JOSÉ VIRGILIO VITA NETO
Executive Directors	LEILA CRISTIANE BARBOZA BRAGA DE MELO
CAIO IBRAHIM DAVID	LINDA AGARINAKAMURA
CARLOS EDUARDO MONICO	LUÍS EDUARDO GROSS SIQUEIRA CUNHA
CELSO SCARAMUZZA	LUIS TADEU MANTOVANI SASSI
CLAUDIA POLITANSKI	LUIZ ANTONIO NOGUEIRA DE FRANÇA
DEMOSTHENES MADUREIRA DE PINHO NETO	LUIZ EDUARDO LOUREIRO VELOSO
FERNANDO MARSELLA CHACON RUIZ	LUIZ FERNANDO OLIVEIRA BARRICHELO
LUIS ANTONIO RODRIGUES	LUIZ SEVERIANO RIBEIRO
NATALÍSIO DE ALMEIDA JÚNIOR	MARCELO BOOCK
OSVALDO DO NASCIMENTO	MARCELO LUIS ORTICELLI
MARCO ANTONIO ANTUNES
Directors	MARCO ANTONIO SUDANO
ADRIANO BRITO DA COSTA LIMA	MARCOS ANTÔNIO VAZ DE MAGALHÃES
ALBERTO FERNANDES	MARCOS AUGUSTO CAETANO DA SILVA FILHO
ANA CARLA ABRÃO COSTA	MARCOS SILVA MASSUKADO
ANDRÉ SAPOZNIK	MARCOS VANDERLEI BELINI FERREIRA
ANDRÉA MATTEUCCI PINOTTI CORDEIRO	MARIO LUIZ AMABILE
ANTONIO CARLOS AZZI JÚNIOR	NATACHA LITVINOV
ANTONIO CARLOS RICHECKI RIBEIRO	OSMAR MARCHINI
ARNALDO PEREIRA PINTO	OSVALDO JOSÉ DAL FABBRO
AURÉLIO JOSÉ DA SILVA PORTELLA	PAULO EIKIEVICIUS CORCHAKI
CARLOS AUGUSTO DE OLIVEIRA	PAULO MEIRELLES DE OLIVEIRA SANTOS
CARLOS EDUARDO DE CASTRO	RENATA HELENA DE OLIVEIRA TUBINI
CARLOS EDUARDO DE SOUZA LARA	RENÊ MARCELO GONÇALVES
CARLOS EDUARDO MACCARIELLO	RICARDO LIMA SOARES
CARLOS EDUARDO PEREIRA TEIXEIRA	RICARDO ORLANDO
CARLOS HENRIQUE DONEGÁ AIDAR	RICARDO RIBEIRO MANDACARU GUERRA
CARLOS ORESTES VANZO	RICARDO URQUIJO LAZCANO
CESAR PADOVAN	ROBERTO FERNANDO VICENTE
CÍCERO MARCUS DE ARAÚJO	ROBERTO MASSARU NISHIKAWA
CLÁUDIO CESAR SANCHES	RODOLFO HENRIQUE FISCHER
CLAUDIO JOSÉ COUTINHO ARROMATTE	ROGERIO CARVALHO BRAGA
COSMO FALCO	ROGÉRIO PAULO CALDERÓN PERES
CRISTIANE MAGALHÃES TEIXEIRA PORTELLA	ROMILDO GONÇALVES VALENTE
CRISTINA CESTARI SPADA	ROONEY SILVA
DANIEL LUIZ GLEIZER	SERGIO GUILLINET FAJERMAN
EDILSON PEREIRA JARDIM	SERGIO SOUZA FERNANDES JÚNIOR
ERNESTO ANTUNES DE CARVALHO	VILMAR LIMA CARREIRO
WAGNER BETTINI SANCHES

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS	Directors
ADRIANO LIMA BORGES
Chairman	ALBERTO ZOFFMANN DO ESPÍRITO SANTO
ROBERTO EGYDIO SETUBAL	ALEXANDRE ENRICO SILVA FIGLIOLINO
ÁLVARO DE ALVARENGA FREIRE PIMENTEL
Vice-Chairmen	ANDRÉ CARVALHO WHYTE GAILEY
FERNÃO CARLOS BOTELHO BRACHER	ANDRÉ DEL BEL CURY (*)
PEDRO MOREIRA SALLES	ANDRÉ FERRARI
ANTONIO JOSÉ CALHEIROS RIBEIRO FERREIRA
Members	ANTONIO SANCHEZ JUNIOR
ALFREDO EGYDIO SETUBAL	EDUARDO CARDOSO ARMONIA
ANTONIO CARLOS BARBOSA DE OLIVEIRA	EDUARDO CORSETTI
CANDIDO BOTELHO BRACHER	EMERSON SAVI JUNQUEIRA
EDUARDO MAZZILLI DE VASSIMON	FABIO MASSASHI OKUMURA
HENRI PENCHAS	FERNANDO HENRIQUE MEIRA DE CASTRO
JOÃO DIONÍSIO FILGUEIRA BARRETO AMOÊDO	FLAVIO DELFINO JUNIOR
SÉRGIO RIBEIRO DA COSTA WERLANG	GILBERTO FRUSSA
GUILHERME DE ALENCAR AMADO
EXECUTIVE BOARD	GUSTAVO HENRIQUE PENHA TAVARES
Chief Executive Officer	HENRIQUE RUTHER
CANDIDO BOTELHO BRACHER	ILAN GOLDFAJN
JOÃO CARLOS DE GÊNOVA
Managing Vice-Presidents	JOÃO MARCOS PEQUENO DE BIASE
ALBERTO FERNANDES	JORGE BEDRAN JETTAR
DANIEL LUIZ GLEIZER	JOSÉ AUGUSTO DURAND
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN	JOSÉ IRINEU NUNES BRAGA
RODOLFO HENRIQUE FISCHER	LILIAN SALA PULZATTO KIEFER
MARCELLO PECCININI DE CHIARO
Executive Directors	MARCELO ARIEL ROSENHEK
ALEXANDRE JADALLAH AOUDE	MARCELO DA COSTA LOURENÇO
ANDRÉ LUÍS TEIXEIRA RODRIGUES	MARCO ANTONIO SUDANO
ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO	MARCOS AUGUSTO CAETANO DA SILVA FILHO
FERNANDO FONTES IUNES	MÁRIO LÚCIO GURGEL PIRES
MARCELO TREVISAN MARANGON	MÁRIO LUÍS BRUGNETTI
MILTON MALUHY FILHO	PAULO DE PAULA ABREU
PAULO ROBERTO SCHIAVON DE ANDRADE
RODERICK SINCLAIR GREENLEES
SOLANGE PAIVA VIEIRA

(*) Elected at the Board of Director's Meeting of 09/21/2011 - Awaiting BACEN approval

BANCO ITAUCRED FINANCIAMENTOS S.A.	ITAÚ SEGUROS S.A.

Chief Executive Office	Chief Executive Officer
LUÍS OTÁVIO MATIAS	ROBERTO EGYDIO SETUBAL

Executive Vice-President	Superintendent Director
MÁRCIO DE ANDRADE SCHETTINI	MARCOS DE BARROS LISBOA

Directors	Executive Directors
CARLOS EDUARDO DE SOUZA LARA	ANDRÉ HORTA RUTOWITSCH
CLÁUDIO JOSÉ COUTINHO ARROMATTE	ANTONIO EDUARDO MÁRQUEZ DE FIGUEIREDO TRINDADE
EVANIR COUTINHO USSIER	JOSÉ CASTRO ARAÚJO RUDGE
FÁBIO MASSASHI OKUMURA
FERNANDO JOSÉ COSTA TELES	Managing Directors
FLÁVIO KITAHARA SOUSA	LUIZ FERNANDO BUTORI REIS SANTOS
JACKSON RICARDO GOMES	MARCO ANTONIO ANTUNES
JASON PETER CRAUFORD	NORBERTO GIL FERREIRA CAMARGO
LUÍS FERNANDO STAUB
MARCO ANTONIO ANTUNES
MARCOS ANTÔNIO VAZ DE MAGALHÃES
MARCOS VANDERLEI BELINI FERREIRA

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

ASSETS	NOTE	09/30/2011	09/30/2010
CURRENT ASSETS		623,106,858	499,307,373
CASH AND CASH EQUIVALENTS		11,509,343	10,805,360
INTERBANK INVESTMENTS	4b and 6	98,414,594	112,210,729
Money market		74,361,027	95,757,308
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	3,326,861	3,397,239
Interbank deposits		20,726,706	13,056,182
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	150,164,831	108,172,610
Own portfolio		40,465,820	34,329,694
Subject to repurchase commitments		27,437,426	9,371,827
Pledged in guarantee		7,727,318	6,618,887
Securities under resale agreements with free movement		2,494	-
Deposited with the Central Bank		3,067,191	2,244,483
Derivative financial instruments		9,273,318	7,438,080
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas	11b	54,090,499	43,352,422
Assets guaranteeing technical provisions – other securities	11b	8,100,765	4,817,217
INTERBANK ACCOUNTS		101,137,487	65,607,846
Pending settlement		3,631,417	3,439,138
Central Bank deposits		97,409,077	62,090,094
National Housing System (SFH)		392	8,775
Correspondents		66,679	69,839
Interbank onlending		29,922	-
INTERBRANCH ACCOUNTS		78,356	71,581
LOAN, LEASE AND OTHER CREDIT OPERATIONS	8	176,072,265	148,928,543
Operations with credit granting characteristics	4e	190,802,388	161,976,817
(Allowance for loan losses)	4f	(14,730,123)	(13,048,274)
OTHER RECEIVABLES		82,518,418	49,818,624
Foreign exchange portfolio	9	39,069,675	20,183,399
Income receivable		1,233,949	945,013
Transactions with credit card issuers	4e	14,117,272	11,824,070
Receivables from insurance and reinsurance operations	4nI and 11b	3,769,044	3,173,520
Negotiation and intermediation of securities		2,594,693	2,549,953
Sundry	13a	21,733,785	11,142,669
OTHER ASSETS	4g	3,211,564	3,692,080
Assets held for sale		126,955	168,860
(Valuation allowance)		(52,203)	(74,294)
Unearned premiums of reinsurance	4nI	593,043	563,900
Prepaid expenses	4g and 13b	2,543,769	3,033,614
LONG-TERM RECEIVABLES		202,687,396	172,890,460
INTERBANK INVESTMENTS	4b and 6	1,104,035	668,763
Money market		5	36,551
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	-	136,050
Interbank deposits		1,104,030	496,162
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	35,419,373	31,517,483
Own portfolio		20,521,095	18,285,522
Subject to repurchase commitments		7,811,728	5,162,173
Pledged in guarantee		1,587,168	1,977,405
Títulos Objeto de Operações Compromissadas com Livre Movimentação		-	-
Deposited with the Central Bank		-	97,015
Derivative financial instruments		4,587,035	3,456,844
Assets guaranteeing technical provisions – other securities	11b	912,347	2,538,524
INTERBANK ACCOUNTS - National Housing System (SFH)		660,151	561,839
LOAN, LEASE AND OTHER CREDIT OPERATIONS	8	134,487,893	105,227,880
Operations with credit granting characteristics	4e	144,476,298	115,197,929
(Allowance for loan losses)	4f	(9,988,405)	(9,970,049)
OTHER RECEIVABLES		29,484,644	33,926,547
Foreign exchange portfolio	9	1,204,141	387,150
Sundry	13a	28,280,503	33,539,397
OTHER ASSETS – Prepaid expenses	4g and 13b	1,531,300	987,948
PERMANENT ASSETS		11,200,050	10,752,191
INVESTMENTS	4h and 15a Il	2,897,961	3,344,667
Investments in affiliates		1,797,668	2,209,888
Other investments		1,295,877	1,309,729
(Allowance for loan losses)		(195,584)	(174,950)
REAL ESTATE IN USE	4i and 15b	4,920,687	4,420,175
Real estate in use		3,272,255	3,278,799
Other fixed assets		8,580,621	7,560,197
(Accumulated depreciation)		(6,932,189)	(6,418,821)
OPERATING LEASE ASSETS	4j	-	4,241
Leased assets		-	18,553
(Accumulated depreciation)		-	(14,312)
GOODWILL	4k and 15b	95,087	74,467
INTANGIBLE ASSETS	4l and 15b	3,286,315	2,908,641
Acquisition of rights to credit payroll		2,469,891	2,459,345
Other intangible assets		3,196,846	2,297,606
(Accumulated amortization)		(2,380,422)	(1,848,310)
TOTAL ASSETS		836,994,304	682,950,024
The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

LIABILITIES	NOTE	09/30/2011	09/30/2010
CURRENT LIABILITIES		444,730,858	351,634,547
DEPOSITS	4b and 10b	155,075,923	128,937,260
Demand deposits		26,069,204	28,062,884
Savings deposits		63,334,088	54,874,272
Interbank deposits		1,834,838	1,167,041
Time deposits		63,837,793	43,836,288
Other deposits		-	996,775
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	4b and 10c	99,009,345	87,394,805
Own portfolio		61,186,174	47,160,396
Third-party portfolio		36,047,478	39,342,474
Free portfolio		1,775,693	891,935
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	4b and 10d	21,397,491	15,299,556
Real estate, mortgage, credit and similar notes		14,486,823	10,395,496
Debentures		61,008	1,522,670
Foreign borrowings through securities		6,849,660	3,381,390
INTERBANK ACCOUNTS		4,610,250	4,207,331
Pending settlement		3,464,153	3,059,156
Correspondents		1,146,097	1,148,175
INTERBRANCH ACCOUNTS		4,013,370	3,821,148
Third-party funds in transit		4,012,581	3,766,515
Internal transfer of funds		789	54,633
BORROWINGS AND ONLENDING	4b and 10e	30,860,511	18,458,059
Borrowings		18,206,749	11,549,410
Onlending		12,653,762	6,908,649
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	7,784,931	6,013,572
TECHNICAL PROVISION FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	4n II and 11a	10,497,508	9,474,248
OTHER LIABILITIES		111,481,529	78,028,568
Collection and payment of taxes and contributions		4,635,777	3,706,486
Foreign exchange portfolio	9	38,536,542	20,632,545
Social and statutory	16b II	2,276,523	3,164,468
Tax and social security contributions	4o, 4p and 14c	8,128,513	8,017,505
Negotiation and intermediation of securities		3,197,918	3,048,026
Credit card operations	4e	33,009,258	27,931,718
Subordinated debt	10f	8,782,333	963,023
Sundry	13c	12,914,665	10,564,797
LONG-TERM LIABILITIES		321,191,486	270,025,227
DEPOSITS	4b and 10b	65,599,408	65,951,463
Interbank deposits		322,500	90,515
Time deposits		65,276,908	65,860,948
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	4b and 10c	96,559,948	68,258,713
Own portfolio		84,931,761	57,583,340
Third-party portfolio		-	123,614
Free portfolio		11,628,187	10,551,759
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	4b and 10d	19,567,731	8,053,711
Real estate, mortgage, credit and similar notes		11,013,838	1,033,738
Debentures		1,053,441	1,106,433
Foreign borrowings through securities		7,500,452	5,913,540
BORROWINGS AND ONLENDING	4b and 10e	27,011,632	24,736,731
Borrowings		3,592,093	2,783,329
Onlending		23,419,539	21,953,402
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	3,425,611	3,063,328
TECHNICAL PROVISION FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	4n II and 11a	59,672,187	48,242,485
OTHER LIABILITIES		49,354,969	51,718,796
Foreign exchange portfolio	9	1,222,095	766,188
Tax and social security contributions	4o, 4p and 14c	12,319,640	12,635,337
Credit card operations		-	9,039
Subordinated debt	10f	28,855,366	32,054,473
Sundry	13c	6,957,868	6,253,759
DEFERRED INCOME	4q	862,055	631,027
MINORITY INTEREST IN SUBSIDIARIES	16e	2,004,192	3,434,151
STOCKHOLDERS’ EQUITY	16	68,205,713	57,225,072
Capital		45,000,000	45,000,000
Capital reserves		640,515	578,390
Revenue reserves		24,520,164	12,210,816
Asset valuation adjustment	4c, 4d and 7d	(250,829)	156,846
(Treasury shares)		(1,704,137)	(720,980)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		836,994,304	682,950,024
The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income (Note 2a)
(In thousands of Reais)

	NOTE	01/01 to 09/30/2011	01/01 to 09/30/2010
INCOME FROM FINANCIAL OPERATIONS		75,153,793	57,875,763
Loan, lease and other credit operations		43,818,804	37,576,176
Securities and derivative financial instruments		19,834,091	13,653,794
Financial income from insurance, pension plan and capitalization operations	11c	4,139,521	3,194,686
Foreign exchange operations		384,266	833,831
Compulsory deposits		6,977,111	2,617,276
EXPENSES OF FINANCIAL OPERATIONS		(40,658,540)	(25,389,937)
Money market		(35,165,276)	(21,916,853)
Financial expenses on technical provisions for pension plan and capitalization	11c	(3,640,425)	(2,840,650)
Borrowings and onlending		(1,852,839)	(632,434)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES		34,495,253	32,485,826
RESULT OF ALLOWANCE FOR LOAN LOSSES	8d I	(10,544,131)	(8,875,880)
Expenses for allowance for loan losses		(14,458,717)	(11,774,937)
Income from recovery of credits written off as loss		3,914,586	2,899,057
GROSS INCOME FROM FINANCIAL OPERATIONS		23,951,122	23,609,946
OTHER OPERATING REVENUES (EXPENSES)		(11,041,987)	(9,528,060)
Banking service fees	13d	10,209,777	9,070,027
Asset management		1,945,688	1,839,122
Current account services		498,753	423,122
Credit cards		4,428,217	3,919,858
Sureties and credits granted		1,280,228	1,068,698
Receipt services		988,124	975,322
Other		1,068,767	843,905
Income from bank charges	13e	3,750,327	3,537,251
Result from insurance, pension plan and capitalization operations	11c	1,895,564	1,643,496
Personnel expenses	13f	(10,048,610)	(9,135,887)
Other administrative expenses	13g	(10,266,329)	(9,745,576)
Tax expenses	4p and 14a II	(3,005,351)	(2,976,944)
Equity in earnings of affiliates and other investments	15a lll	(36,666)	321,007
Other operating revenues	13h	303,769	719,087
Other operating expenses	13i	(3,844,468)	(2,960,521)
OPERATING INCOME		12,909,135	14,081,886
NON-OPERATING INCOME		189,378	21,921
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING		13,098,513	14,103,807
INCOME TAX AND SOCIAL CONTRIBUTION	4p and 14a I	(1,416,624)	(3,840,212)
Due on operations for the period		(5,383,745)	(3,882,470)
Related to temporary differences		3,967,121	42,258
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976		(163,356)	(168,158)
MINORITY INTEREST IN SUBSIDIARIES	16e	(578,652)	(662,276)
NET INCOME		10,939,881	9,433,161
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES		4,534,808,116	4,533,375,494
NET INCOME PER SHARE – R$		2.41	2.08
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 09/30)		15.04	12.62

EXCLUSION OF NONRECURRING EFFECTS	2a and 22k	(45,263)	190,437
NET INCOME WITHOUT NONRECURRING EFFECTS		10,894,618	9,623,598
NET INCOME PER SHARE – R$		2.41	2.12
The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In thousands of Reais)

	NOTE	01/01 to 09/30/2011	01/01 to 09/30/2010
ADJUSTED NET INCOME		25,928,486	24,378,383
Net income		10,939,881	9,433,161
Adjustments to net income:		14,988,605	14,945,222
Granted options recognized		121,902	82,494
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)		644,804	(240,613)
Effects of changes in exchange rates on cash and cash equivalents		(1,927,488)	441,005
Allowance for loan losses		14,458,717	11,774,937
Results from operations with subordinated debt		3,292,494	1,833,246
Results from operations with debentures		137,235	188,156
Financial expenses on technical provisions for pension plan and capitalization		3,640,425	2,840,650
Depreciation and amortization	15b	1,617,310	1,612,817
Adjustment to legal liabilities – tax and social security		486,145	(1,705,694)
Adjustment to provision for contingent liabilities		(201,799)	487,383
Deferred taxes		(3,967,121)	(42,258)
Equity in earnings of affiliates and other investments	15a lll	36,666	(321,007)
Income from available-for-sale securities		(3,052,056)	(2,269,417)
Income from held-to-maturity securities		(324,038)	(318,405)
(Income) loss from sale of investments		(351,820)	(158,917)
(Income) loss from sale of foreclosed assets		2,871	104,122
(Gain) loss from sale fixed assets		(89,418)	6,225
(Gain) Loss from rescission of operations of intangible assets		(1,080)	(55,087)
Minority interest		578,652	662,276
Other		(113,796)	23,309
CHANGE IN ASSETS AND LIABILITIES		(31,275,011)	(41,595,898)
(Increase) decrease in interbank investments		(23,076,805)	13,234,271
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)		5,139,575	(15,972,808)
(Increase) decrease in compulsory deposits with the Central Bank of Brazil		(11,632,607)	(48,221,339)
(Increase) decrease in interbank and interbranch accounts (assets/liabilities)		1,235,701	1,504,569
(Increase) decrease in loan, lease and other credit operations		(52,018,047)	(45,545,545)
(Increase) decrease in other receivables and other assets		1,514,098	(554,330)
(Increase) decrease in foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		(374,151)	612,848
(Decrease) increase in deposits		17,987,273	4,172,693
(Decrease) increase in deposits received under securities repurchase agreements		(4,087,060)	23,709,955
(Decrease) increase in funds for issuance of securities		15,643,148	6,196,165
(Decrease) increase in borrowings and onlending		10,534,178	8,558,977
(Decrease) increase in credit card operations (assets/liabilities)		78,077	565,198
(Decrease) increase in technical provision for insurance, pension plan and capitalization		5,076,611	3,848,203
(Decrease) increase in collection and payment of taxes and contributions		3,941,419	3,238,181
(Decrease) increase in other liabilities		1,594,499	5,005,187
(Decrease) increase in deferred income		96,190	178,445
Payment of income tax and social contribution		(2,927,110)	(2,126,568)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		(5,346,525)	(17,217,515)
Interest on capital / dividends received from affiliated companies		48,415	74,757
Funds received from sale of available-for-sale securities		27,383,609	11,521,905
Funds received from redemption of held-to-maturity securities		557,674	192,999
Disposal of assets not for own use		88,918	172,279
Disposal of investments		456,638	208,944
Sale of fixed assets		195,881	31,601
Termination of intangible asset agreements		31,418	126,018
Purchase of available-for-sale securities		(23,940,213)	(10,035,754)
Purchase of held-to-maturity securities		(123,000)	(514,403)
Purchase of investments		(15,810)	(74,894)
Purchase of fixed assets		(1,126,106)	(1,292,444)
Purchase of intangible assets		(1,168,144)	(329,533)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES		2,389,280	81,475
Increase in subordinated debt		8,350,300	9,202,460
Decrease in subordinated debt		(7,834,966)	(56,426)
Decrease in debentures		(406,879)	(323,330)
Change in minority interest		(1,472,676)	114,456
Granting of stock options		233,269	303,927
Purchase of treasury shares		(1,302,638)	-
Dividends and interest on capital paid to minority interests		(614,687)	(704,832)
Dividends and interest on capital paid		(4,426,060)	(4,152,051)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(7,474,337)	4,384,204

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(10,431,582)	(12,751,836)

Cash and cash equivalents at the beginning of the period		39,148,018	66,121,111
Effects of changes in exchange rates on cash and cash equivalents		1,927,488	(441,005)
Cash and cash equivalents at the end of the period	4a and 5	30,643,924	52,928,270
The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Added Value
(In thousands of Reais)

	NOTE	01/01 to 09/30/2011	01/01 to 09/30/2010
INCOME		80,958,477	63,991,665
Financial operations		75,153,793	57,875,763
Banking services		13,960,104	12,607,278
Result from insurance, pension plan and capitalization operations		1,895,564	1,643,496
Result of loan losses	8d	(10,544,131)	(8,875,880)
Other		493,147	741,008
EXPENSES		(44,503,008)	(28,350,458)
Financial operations		(40,658,540)	(25,389,937)
Other		(3,844,468)	(2,960,521)
INPUTS PURCHASED FROM THIRD PARTIES		(8,539,901)	(8,089,281)
Materials, energy and others	13g	(334,720)	(323,328)
Third-party services	13g	(2,363,375)	(2,036,954)
Other		(5,841,806)	(5,728,999)
Data processing and telecommunications	13g	(2,603,358)	(2,296,571)
Advertising, promotions and publication	13g	(701,384)	(795,033)
Installations		(922,834)	(1,141,583)
Transportation	13g	(430,117)	(440,434)
Security	13g	(358,527)	(324,688)
Travel expenses	13g	(135,020)	(113,709)
Other		(690,566)	(616,981)
GROSS ADDED VALUE		27,915,568	27,551,926
DEPRECIATION AND AMORTIZATION	13g	(1,045,359)	(1,032,992)
NET ADDED VALUE PRODUCED BY THE COMPANY		26,870,209	26,518,934
ADDED VALUE RECEIVED FROM TRANSFER	15a lll	(36,666)	321,007
TOTAL ADDED VALUE TO BE DISTRIBUTED		26,833,543	26,839,941
DISTRIBUTION OF ADDED VALUE		26,833,543	26,839,941
Personnel		9,069,190	8,147,290
Compensation		7,222,766	6,362,847
Benefits		1,377,921	1,351,831
FGTS – government severance pay fund		468,503	432,612
Taxes, fees and contributions		5,564,751	7,973,911
Federal		5,027,517	7,507,943
State		1,408	1,205
Municipal		535,826	464,763
Return on third parties’ assets - Rent		681,069	623,303
Return on own assets		11,518,533	10,095,437
Dividends and Interest on capital		2,395,766	3,310,191
Retained earnings (loss) for the period		8,544,115	6,122,970
Minority interest in retained earnings		578,652	662,276
The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Balance Sheet
(In thousands of Reais)

ASSETS	NOTE	09/30/2011	09/30/2010
CURRENT ASSETS		1,434,784	1,663,874
CASH AND CASH EQUIVALENTS		6,750	312
Interbank investments – Interbank deposits	4b and 6	39,082	336,729
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	13,276	32,351
Own portfolio		7,633	27,290
Pledged in guarantee		5,643	5,061
OTHER RECEIVABLES		1,372,890	1,289,584
Income receivable	15a I	359,021	188,792
Sundry	13a	1,013,869	1,100,792
OTHER ASSETS – Prepaid expenses	4g	2,786	4,898
LONG-TERM RECEIVABLES		31,044,046	13,129,213
INTERBANK INVESTMENTS – Interbank deposits	4b and 6	30,927,946	13,098,967
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	-	6,227
Own portfolio		-	13
Pledged in guarantee		-	6,214
OTHER RECEIVABLES - Sundry	13a	116,100	24,019
PERMANENT ASSETS		55,520,568	62,031,310
INVESTMENTS		55,520,307	62,031,006
Investments in subsidiaries	4h and 15a I	55,520,307	62,030,599
Other		-	407
REAL ESTATE IN USE	4i	261	304
TOTAL ASSETS		87,999,398	76,824,397
LIABILITIES
CURRENT LIABILITIES		1,130,348	1,892,970
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	18,667	-
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	-	2,596
OTHER LIABILITIES		1,111,681	1,890,374
Social and statutory	16b II	819,522	1,828,452
Tax and social security contributions	4o, 4p and 14c	113,594	3,963
Subordinated debt	10f	94,530	50,600
Sundry	13c	84,035	7,359
LONG-TERM LIABILITIES		10,953,093	7,103,554
DEPOSITS - Interbank deposits	4b and 10b	4,705,826	3,260,392
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	500,000	-
OTHER LIABILITIES		5,747,267	3,843,162
Tax and social security contributions	4o, 4p and 14c	679,530	412,183
Subordinated debt	10f	5,052,295	3,364,059
Sundry	13c	15,442	66,920
STOCKHOLDERS’ EQUITY	16	75,915,957	67,827,873
Capital		45,000,000	45,000,000
Capital reserves		640,515	578,390
Revenue reserves		32,230,408	22,813,617
Asset valuation adjustment	4c, 4d and 7d	(250,829)	156,846
(Treasury shares)		(1,704,137)	(720,980)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		87,999,398	76,824,397
The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Statement of Income
(In thousands of Reais)

	NOTE	01/01 to 09/30/2011	01/01 to 09/30/2010
INCOME FROM FINANCIAL OPERATIONS		1,852,055	714,255
Securities and derivative financial instruments		1,852,055	714,255
EXPENSES OF FINANCIAL OPERATIONS		(537,892)	(237,467)
Money market		(537,892)	(237,467)
GROSS INCOME FROM FINANCIAL OPERATIONS		1,314,163	476,788
OTHER OPERATING REVENUES (EXPENSES)		6,766,300	5,947,991
Personnel expenses		(122,635)	(106,970)
Other administrative expenses		(34,109)	(44,766)
Tax expenses	14a II	(173,102)	(23,887)
Equity in earnings of subsidiaries	15a I	7,124,073	6,179,174
Other operating revenues (expenses)		(27,927)	(55,560)
OPERATING INCOME		8,080,463	6,424,779
NON-OPERATING INCOME		25,991	9,207
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING		8,106,454	6,433,986
INCOME TAX AND SOCIAL CONTRIBUTION	4p	779,573	789,730
Due on operations for the period		4,372	(14,776)
Related to temporary differences		775,201	804,506
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976		(2,146)	(4,947)
NET INCOME		8,883,881	7,218,769
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES		4,534,808,116	4,533,375,494
NET INCOME PER SHARE – R$		1.96	1.59
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 09/30)		16.82	14.94

EXCLUSION OF NONRECURRING EFFECTS	2a and 22k	(45,263)	190,437
NET INCOME WITHOUT NONRECURRING EFFECTS		8,838,618	7,409,206
NET INCOME PER SHARE – R$		1.95	1.63
The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders’ Equity (Note 16)
(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
BALANCES AT 01/01/2010	45,000,000	640,759	18,771,151	120,031	-	(1,031,327)	63,500,614
Granting of stock options – exercised options	-	(58,490)	52,070	-	-	310,347	303,927
Granting of options recognized	-	(3,879)	86,373	-	-	-	82,494
Change in adjustment to market value	-	-	(3,935)	36,815	-	-	32,880
Addition to interest on capital and dividends paid on 03/01/2010 - Year 2009	-	-	(620)	-	-	-	(620)
Net income	-	-	-	-	7,218,769	-	7,218,769
Appropriations:							-
Legal reserve	-	-	360,939	-	(360,939)	-	-
Statutory reserves	-	-	3,547,639	-	(3,547,639)	-	-
Dividends and Interest on capital	-	-	-	-	(3,310,191)	-	(3,310,191)
BALANCES AT 09/30/2010	45,000,000	578,390	22,813,617	156,846	-	(720,980)	67,827,873
CHANGES IN THE PERIOD	-	(62,369)	4,042,466	36,815	-	310,347	4,327,259
BALANCES AT 01/01/2011	45,000,000	594,734	25,661,505	17,128	-	(628,577)	70,644,790
Purchase of treasury shares	-	-	-	-	-	(1,302,638)	(1,302,638)
Granting of stock options – exercised options	-	(76,121)	82,312	-	-	227,078	233,269
Granting of options recognized	-	121,902	-	-	-	-	121,902
Change in adjustment to market value	-	-	-	(267,957)	-	-	(267,957)
Addition to interest on capital and paid on 03/17/2011 - Year 2010	-	-	(1,524)	-	-	-	(1,524)
Net income	-	-	-	-	8,883,881	-	8,883,881
Appropriations:							-
Legal reserve	-	-	444,194	-	(444,194)	-	-
Statutory reserves	-	-	6,043,921	-	(6,043,921)	-	-
Dividends and Interest on capital	-	-	-	-	(2,395,766)	-	(2,395,766)
BALANCES AT 09/30/2011	45,000,000	640,515	32,230,408	(250,829)	-	(1,704,137)	75,915,957
CHANGES IN THE PERIOD	-	45,781	6,568,903	(267,957)	-	(1,075,560)	5,271,167
The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Statement of Cash Flows
(In thousands of Reais)

	NOTE	01/01 to 09/30/2011	01/01 to 09/30/2010
ADJUSTED NET INCOME (LOSS)		1,698,142	389,864
Net income		8,883,881	7,218,769
Adjustments to net income:		(7,185,739)	(6,828,905)
Granting of options recognized		121,902	82,494
Results from operations with subordinated debt		562,034	26,259
Deferred taxes		(775,201)	(804,506)
Equity in earnings of subsidiaries	15a I	(7,124,073)	(6,179,174)
Amortization of goodwill		43,308	43,308
(Income) loss from sale of investments		(12,456)	-
Effects of changes in exchange rates on cash and cash equivalents		(1,323)	2,628
Other		70	86
CHANGE IN ASSETS AND LIABILITIES		760,367	577,842
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)		24,308	(9,155)
(Increase) decrease in other receivables and other assets		383,504	484,404
(Increase) decrease in funds for issuance of securities		13,125	-
Increase (decrease) in other liabilities		339,430	102,593
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		2,458,509	967,706
Interest on capital/Dividends received		13,169,557	3,620,965
(Increase) decrease in interbank investments		(16,751,104)	(6,174,006)
Purchase (sale of investments)		3,874,270	-
(Purchase) sale of fixed assets		(23)	(34)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES		292,700	(2,553,075)
Increase (decrease) in deposits		1,361,818	2,361,168
Increase in subordinated debt		1,390,801	3,388,400
Decrease in subordinated debt		(158,789)	-
Granting of stock options		233,269	303,927
Purchase of treasury shares		(1,302,638)	-
Dividends and interest on capital paid		(4,426,060)	(4,152,051)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(2,901,599)	1,901,444

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(150,390)	316,075
Cash and cash equivalents at the beginning of the period		194,899	23,594
Effects of changes in exchange rates on cash and cash equivalents		1,323	(2,628)
Cash and cash equivalents at the end of the period	4a and 5	45,832	337,041
The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Statement of Added Value
(In thousands of Reais)

	NOTE	01/01 to 09/30/2011	01/01 to 09/30/2010
INCOME		2,625,532	1,472,898
Financial operations		1,852,055	714,255
Other		773,477	758,643
EXPENSES		(537,892)	(237,467)
Financial operations		(537,892)	(237,467)
INPUTS PURCHASED FROM THIRD PARTIES		(33,768)	(44,106)
Third-party services		(14,525)	(16,728)
Advertising, promotions and publication		(550)	(879)
Expenses for financial system services		(4,847)	(4,589)
Insurance		(4,145)	(4,413)
Other		(9,701)	(17,497)
GROSS ADDED VALUE		2,053,872	1,191,325
DEPRECIATION AND AMORTIZATION		(70)	(86)
NET ADDED VALUE PRODUCED BY THE COMPANY		2,053,802	1,191,239
ADDED VALUE RECEIVED FROM TRANSFER	15a l	7,124,073	6,179,174
TOTAL ADDED VALUE TO BE DISTRIBUTED		9,177,875	7,370,413
DISTRIBUTION OF ADDED VALUE		9,177,875	7,370,413
Personnel		121,971	109,363
Compensation		119,402	106,190
Benefits		1,579	2,124
FGTS – government severance pay fund		990	1,049
Taxes, fees and contributions		171,752	41,707
Federal		171,726	41,646
Municipal		26	61
Return on third parties’ assets - Rent		271	574
Return on own assets		8,883,881	7,218,769
Dividends/Interest on capital		2,395,766	3,310,191
Retained earnings (loss) for the period		6,488,115	3,908,578

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 1 TO SEPTEMBER 30, 2011 AND 2010

(In thousands of Reais)

NOTE 1 - OPERATIONS

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a)	Presentation of the Financial Statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendence of Private Insurance (SUSEP), and National Council of Private Insurance (CNSP), which include the use of estimates necessary to calculate accounting provisions.

In order to enable the proper analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other credit operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio from credit operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the Foreign Exchange Variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income.

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originated on purchase of investments, net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger, is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED this goodwill was fully amortized up to December 31, 2009 in the periods when the investments were made, in order to: a) permit better comparability with previous periods’ consolidated financial statements; and b) permit measuring Net Income and Stockholders’ Equity based on conservative criteria.

From January 1, 2010, the goodwill originated from the purchase of investments is no longer fully amortized in the consolidated financial statements, for purposes of compatibility of the current accounting practices with the international financial reporting standards (Note 4k).

In 2011, there was a change in the basis for consolidating certain companies, particularly for the Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, with the change from full to partial consolidation, and Porto Seguro S.A., which is now stated under the equity method, including for comparative purposes.

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Incorporation	Interest %
		country	09/30/2011	09/30/2010
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Ltda.		Portugal	100.00	100.00
Banco Dibens S.A.		Brazil	100.00	100.00
Banco Fiat S.A.		Brazil	100.00	99.99
Banco Itaú Argentina S.A.		Argentina	100.00	99.99
Banco ITAÚ BBA S.A.		Brazil	100.00	99.99
Banco Itaú Chile		Chile	99.99	99.99
Banco Itaú Europa Luxembourg S.A.		Luxembourg	99.99	99.99
Banco Itaú BBA International, S.A.	(1)	Portugal	99.99	99.99
Banco Itaú Uruguay S.A.		Uruguay	100.00	100.00
Banco Itaucard S.A.		Brazil	100.00	99.99
Banco Itaucred Financiamentos S.A.		Brazil	99.99	99.99
Banco Itauleasing S.A.		Brazil	100.00	99.99
BIU Participações S.A.		Brazil	66.16	66.15
Cia. Itaú de Capitalização		Brazil	99.99	99.99
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	100.00	100.00
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(2)	Brazil	50.00	50.00
Fiat Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(2)	Brazil	50.00	50.00
Hipercard Banco Múltiplo S.A.		Brazil	100.00	99.99
Itaú Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Itau Bank, Ltd.	(3)	Cayman Islands	100.00	100.00
Itaú Corretora de Valores S.A.		Brazil	100.00	99.99
Itaú Seguros S.A.		Brazil	100.00	100.00
Itaú Unibanco S.A.		Brazil	100.00	100.00
Itaú Vida e Previdência S.A.		Brazil	100.00	100.00
Itaúsa Export S.A.		Brazil	100.00	100.00
Luizacred S.A. Soc. Créd. Financiamento Investimento	(2)	Brazil	50.00	50.00
OCA Casa Financiera S.A.		Uruguay	100.00	100.00
Orbitall Serviços e Processamento de Informações Comerciais S.A.		Brazil	100.00	99.99
Redecard S.A.	(4)	Brazil	50.00	50.00
Unibanco Cayman Bank Ltd.		Cayman Islands	100.00	100.00
Unibanco Participações Societárias S.A. (Note 16e)		Brazil	100.00	51.00
(1)	New company name of Banco Itaú Europa S.A.;
(2)	Company with shared control included proportionally in consolidation;
(3)	It does not include Redeemable Preferred Shares (Note 10f);
(4)	Fully consolidated company whose share capital is 50% plus 17 shares.

NOTE 3 – REQUIREMENTS OF CAPITAL AND FIXED ASSET LIMITS

a) Basel and Fixed Asset Ratios

The main indicators at September 30, 2011, according to present regulation, are as follows:

	Financial system	Economic-financial
	consolidated (1)	consolidated (2)
Referential equity (3)	88,138,085	88,501,755
Basel ratio	15.1%	15.5%
Tier I	11.6%	12.0%
Tier II	3.5%	3.5%
Fixed assets ratio (4)	49.8%	14.0%
Excess capital in relation to fixed assets	196,904	31,839,943
(1)	Consolidated financial statements including financial companies only;
(2)
Consolidated financial statements comprising all direct and indirect subsidiary companies, including insurance, pension plan, capitalization companies and other non-financial companies, as provided for in CMN Resolution No. 2,723 of June 1, 2000, amended by CMN Resolution No. 2,743, of June 28, 2000.

(3)
The CMN, through Resolution No. 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments.

(4)
The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic and financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

Issues of subordinated debt are pending approval from the Central Bank of Brazil in order to comprise the Tier II of Referential Equity, which at September 30, 2011, represent the amount of R$ 1,186,500. Should we consider these issues, the Basel ratios would stood at 15.3% and 15.7% for the financial system and the economic-financial consolidated, respectively.

Management considers the current Basel ratio (15.1%, based on financial system consolidated) to be adequate, taking into account the following:

a)	It exceeds by 4.1 percent the minimum required by the authorities (11.0%); and

b)
In view of the realizable values of assets (Note 18), the additional provision (exceeding the minimum required) (Note 8c) and unrecorded deferred tax assets (Note 14b IV), the ratio would increase to 16.6%.

CMN Resolution No. 3,490, of August 29, 2007, provides for the criteria for computation of the Required Referential Equity (PRE). For calculation of the risk portions, the procedures of Circular No. 3,360, of September 12, 2007 for credit risk, of Circulars Nos. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, 3,388, of June 4, 2008, and 3,389, of June 25, 2008, and Circular Letters Nos. 3,309 and 3,310, of April 15, 2008 for market risk, Circulars No.  3,383, of April 30, 2008 and 3,476, of December 28, 2009 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008, for operational risk were followed. For the operational risk portion, ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach.

Circular No. 3,498, of June 28, 2010, changes the provisions mentioned in Circulars Nos 3,361, 3,362, 3,363, 3,364 and 3,366, of September 12, 2007, and No. 3,389, of June 25, 2008, which set forth the procedures for calculation of portions related to market risk. Clarification on the methodologies to be adopted was disclosed in Circular Letters Nos. 3,498 and 3,499, of April 8, 2011. The new calculation method will be adopted gradually from January 1, 2012, taking into account that it shall be fully employed from June 30, 2012. Should the new rules already be applicable, the ratios would be reduced by approximately 1.0%.

The Referential Equity used for calculation of ratios and composition of risk exposures at September 30, 2011, are as follows:

	Financial system consolidated		Economic-financial consolidated
Stockholders' Equity Itaú Unibanco Holding S.A. (Consolidated)	68,205,713		68,205,713
Minority interest in subsidiaries	1,153,523		1,541,475
Consolidated stockholders’ equity (BACEN)	69,359,236		69,747,188
Revaluation reserves excluded from Tier I	-		-
Deferred tax assets excluded from Tier I	(586,841)		(609,718)
Deferred permanent assets excluded from Tier I	(317,372)		(318,777)
Adjustment to market value - securities and derivative financial instruments excluded from Tier I	250,828		250,322
Preferred shares with clause of redemption excluded from Tier I	(728,949)		(728,949)
Tier I	67,976,902		68,340,066
Subordinated debt	19,999,996		19,999,996
Preferred shares with clause of redemption	437,369		437,369
Revaluation reserves	-		-
Adjustment to market value - securities and derivative financial instruments	(250,828)		(250,322)
Tier II	20,186,537		20,187,043
Tier I + Tier II	88,163,439		88,527,109
Exclusions:
Funding instruments issued by financial institutions	(25,354)		(25,354)
Referential equity	88,138,085		88,501,755
Risk exposure:
Exposure weighted by credit risk (EPR)	543,604,127		528,665,445
Portion required for credit risk coverage (PEPR)	59,796,454	93.1%	58,153,199	92.4%
a) Per weighting factor (FPR):
FPR at 20%	241,137	0.4%	394,054	0.6%
FPR at 35%	152,354	0.2%	152,363	0.2%
FPR at 50%	3,190,458	5.0%	4,125,486	6.6%
FPR at 75%	12,328,652	19.2%	11,939,223	19.0%
FPR at 100%	37,661,774	58.7%	35,232,087	56.0%
FPR at 150%	4,191,522	6.5%	4,193,171	6.7%
FPR at 300%	1,595,045	2.5%	1,676,356	2.7%
Derivatives – potential future gain	435,512	0.7%	440,459	0.7%
b) Per type:
Securities	2,730,954	4.3%	2,857,650	4.5%
Loan operations - Retail	13,667,785	21.3%	13,402,630	21.3%
Loan operations – Non-retail	18,029,390	28.1%	18,044,914	28.7%
Joint obligations - Retail	6,886	0.0%	6,886	0.0%
Joint obligations – Non-Retail	5,023,620	7.8%	5,020,182	8.0%
Loan commitments - Retail	2,785,238	4.3%	2,660,931	4.2%
Loan commitments – Non-retail	1,574,653	2.5%	1,574,807	2.5%
Other exposures	15,977,928	24.9%	14,585,199	23.2%
Portion required for operational risk coverage (POPR)	3,460,219	5.4%	3,851,446	6.1%
Retail	562,006	0.9%	562,006	0.9%
Commercial	920,872	1.4%	920,872	1.5%
Corporate finance	82,110	0.1%	82,110	0.1%
Negotiation and sales	1,288,706	2.0%	1,288,706	2.0%
Payments and settlements	268,814	0.4%	268,814	0.4%
Financial agent services	128,146	0.2%	128,146	0.2%
Asset management	190,583	0.3%	190,583	0.3%
Retail brokerage	18,982	0.0%	18,982	0.0%
Business plans	-	0.0%	-	0.0%
Conef additional	-	0.0%	391,227	0.6%
Portion required for market risk coverage:	949,213	1.5%	952,376	1.5%
Gold, foreign currency and operations subject to foreign exchange variation (PCAM)	-	0.0%	-	0.0%
Operations subject to interest rate variation (PJUR)	823,588	1.3%	826,751	1.3%
Fixed rate denominated in Real (PJUR1)	172,095	0.3%	172,809	0.3%
Foreign currency coupon (PJUR2)	291,319	0.5%	293,768	0.5%
Price index coupon (PJUR3)	242,366	0.4%	242,366	0.4%
Interest rate coupon (PJUR 4)	117,808	0.2%	117,808	0.2%
Operations subject to commodity price variation (PCOM)	95,577	0.1%	95,577	0.2%
Operations subject to stock price variation (PACS)	30,048	0.0%	30,048	0.0%
Required Referential Equity	64,205,886	100.0%	62,957,021	100.0%
Excess capital in relation to Required Referential Equity	23,932,199	37.3%	25,544,734	40.6%
Total exposure weighted by risk [EPR + (1/0.11 X (POPR + PCAM + PJUR + PCOM + PACS)	583,689,873		572,336,550
Ratio (%)	15.1		15.5
Referential equity calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	1,446,068		1,698,230

During this period, the effects of the changes in legislation and balances were as follows:

	Financial system consolidated			Economic-financial consolidated
Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect	Referential equity	Weighted exposure	Effect

Ratio at 12/31/2010	78,670,791	497,468,330	15.8%	80,718,514	522,952,010	15.4%
Result for the period	10,958,573	-	2.2%	11,480,819	-	2.2%
Interest on capital and dividends	(2,397,290)	-	-0.5%	(2,397,290)	-	-0.4%
Granting of options recognized	121,902	-	0.0%	121,902	-	0.0%

Granting of stock options – exercised options in the period	233,269	-	0.1%	233,269	-	0.1%
Asset valuation adjustment	(267,957)	-	-0.1%	(267,957)	-	-0.1%
Subordinated debt and redeemable preferred shares	1,802,703	-	0.4%	1,802,703	-	0.4%
Treasury shares	(1,302,640)	-	-0.3%	(1,302,640)	-	-0.3%
Deferred assets excluded from Tier I of referential equity	(68,928)	(68,928)	0.0%	(70,963)	(70,963)	0.0%
Other changes in referential equity	387,662	-	0.1%	(1,816,602)	-	-0.3%
Changes in risk exposure	-	86,290,471	-2.6%	-	49,455,503	-1.5%
Ratio at 09/30/2011	88,138,085	583,689,873	15.1%	88,501,755	572,336,550	15.5%

b)	Capital for Insurance Activity

CNSP – Conselho Nacional de Seguros Privados, following the worldwide trend towards the strengthening of the insurance market, disclosed the Resolution No. 227 of December 6, 2010 (which revoked Resolutions No. 178 of December 28, 2007, and No. 200 of December 16, 2008), and Circular No. 411 of December 22, 2010. The regulations provide for the rules on regulatory capital required for authorization and operation of insurance companies and rules for the allocation of capital from subscription risk for several insurance lines. In January 2011, CNSP Resolution No. 228 of December 6, 2010 came into effect, providing for the criteria for establishment of additional capital based on the credit risk of the supervised companies.

The adjusted stockholders’ equity of ITAU UNIBANCO HOLDING companies exclusively engaged in insurance activities is higher than the required regulatory capital.

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)
Cash and cash equivalents - For purposes of Consolidated Statement of Cash Flows, it includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded position that have original maturities of up to 90 days or less.

b)
Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlendings, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)
Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•
Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•
Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to their maturity date, not being adjusted to market value

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)
Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•
Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•
Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of hedge is recorded directly in the statement of income.

e)
Loan, Lease and Other Credit Operations (Operations with Credit Granting Characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate for receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders.  The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)
Allowance for loan losses - the balance of the allowance for loan losses was recorded based on the credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•
Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

g)
Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4n I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h)
Investments – investments in subsidiary and affiliated companies are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)
Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, adjusted to market value until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost, at the following annual rates.

j)
Operating leases – leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual lives, taking into account that the useful life shall be decreased by 30% should it meet the conditions provided for by Ordinance No. 113 of February 26, 1998 issued by the Ministry of Finance. Receivables are recorded in lease receivable at the contractual amount, with contra-entry to unearned income accounts.  The recognition in income will occur on the due date of the installments.

k)
Goodwill – corresponds to the amount paid in excess for the purchase of investments arising from the expected future profitability. It does not have a defined useful life and is annually tested for impairment of assets.

l)
Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to CMN Resolution No. 3,642, of November 26, 2008. They are composed of rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and software and customer portfolios, amortized over a term varying from five to ten years.

m)	Impairment of assets – a loss is recognized when there are clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

n)
Insurance, pension plan and capitalization operations - Insurance premiums, acceptance coinsurance and selling expenses are accounted for in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I -	Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•
Reinsurance recoverable amounts – Refer to claims paid to the insured party pending recovery from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008;

•
Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008.

II -
Technical provisions of insurance, pension plan and capitalization – technical provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution No. 162 of December 26, 2006 and the amendments introduced by CNSP Resolution No. 181, of December 19, 2007, and CNSP Resolution No. 195, of December 16, 2008.

II.I-	Insurance:

•
Provision for unearned premiums – recognized to determine unearned premiums relating to the risk coverage period, calculated “pro rata die”, and relating to risks not yet issued, calculated based on estimates, according to an actuarial technical study.

•	Provision for premium deficiency – recognized according to the Technical Actuarial Note in case of insufficient Provision for unearned premiums;

•
Provision for unsettled claims - recognized based on claims of loss in an amount sufficient to cover future commitments, awaiting judicial decision, which amounts are determined by court appointed experts and legal advisors that make assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company.

•	Provision for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

II.II -	Pension Plan and Individual life with living benefits – correspond to liabilities assumed such as retirement plans, disability, pension and annuity:

•
Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits, respectively;

•	Provision for insufficient contribution – recognized in case of insufficient mathematical provisions;

•	Provision for events incurred but not reported (IBNR) – recognized at the estimated amount of events occurred but not reported;

•	Provision for financial surplus – recognized by the difference between the contributions adjusted daily by the Investment Portfolio and the funds guaranteeing them, according to the plan's regulation.

II.III -	Capitalization:

•	Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;

•	Provision for raffle contingencies – recognized according to the methodology provided for in the Technical Actuarial Note to cover the Provision for raffles in the event of insufficient funds.

o)
Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I -	Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•
Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•
Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II -	Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized at the full amount under discussion

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

p)	Taxes - these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution(1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS	até 5,00%
(1)
As from May 1, 2008, for financial subsidiaries and equivalent companies, the rate was changed from 9% to 15% as provided for in articles 17 and 41 of Law No. 11,727, of June 24, 2008. For non-financial and pension plan subsidiaries, the rate remained at 9%;

(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.6%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses, computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed, The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

q)
Deferred income – this refers to unexpired interest received in advance that is recognized in income as earned, and the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

NOTE 5 - CASH AND CASH EQUIVALENTS

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	09/30/2011	09/30/2010
Cash and cash equivalents	11,509,343	10,805,360
Interbank deposits	13,817,194	6,961,236
Securities purchased under agreements to resell - Funded position	5,317,387	35,161,674
TOTAL	30,643,924	52,928,270

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	09/30/2011	09/30/2010
Cash and cash equivalents	6,750	312
Securities purchased under agreements to resell - Funded position	39,082	336,729
TOTAL	45,832	337,041

NOTE 6 - INTERBANK INVESTMENTS

	09/30/2011						09/30/2010
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money Market	27,550,689	46,775,785	34,553	5	74,361,032	74.7	95,793,859	84.9
Funded position (*)	8,301,613	16,624,335	34,553	4	24,960,505	25.1	44,993,512	39.9
Financed position	18,098,590	19,048,534	-	1	37,147,125	37.3	42,454,594	37.6
With Free Movement	3,991,328	18,750,400	-	-	22,741,728	22.8	14,190,843	12.6
Without Free Movement	14,107,262	298,134	-	1	14,405,397	14.5	28,263,751	25.0
Short Position	1,150,486	11,102,916	-	-	12,253,402	12.3	8,345,753	7.4
Money Market - Assets Guaranteeing Technical Provisions - SUSEP	2,947,749	154,145	224,967	-	3,326,861	3.3	3,533,289	3.1
Interbank deposits	14,144,544	3,051,446	3,530,716	1,104,030	21,830,736	22.0	13,552,344	12.0
TOTAL	44,642,982	49,981,376	3,790,236	1,104,035	99,518,629		112,879,492
% per maturity term	44.9	50.2	3.8	1.1
TOTAL - 09/30/2010	78,898,722	27,832,987	5,479,020	668,763	112,879,492
% per maturity term	69.9	24.7	4.8	0.6
(*)
Includes R$ 14,108,226 (R$ 7,986,934 at 09/30/2010) related to Money Market with free movement, in which securities are basically restricted guarantee transactions at the BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Money Market - Funded Position falling due in up to 30 days amounting to R$ 39,082 (R$ 336,729 at September 30, 2010), and Interbank Deposits over 365 days amounting to R$ 30,927,946 (R$ 13,098,967 at September 30, 2010).

NOTE 7 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	09/30/2011											09/30/2010
		Provision for adjustment to
		market value reflected on:
			Stockholders'								Over 720
	Cost	Results	equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
GOVERNMENT SECURITIES - DOMESTIC	78,864,059	548,301	195,267	79,607,627	42.6	1,758,190	1,610,969	2,636,279	13,175,371	12,915,802	47,511,016	50,007,979
Financial Treasury Bills	32,045,315	(1,610)	(97)	32,043,608	17.0	-	1,544,989	1,320,852	2,680,308	3,091,588	23,405,871	15,720,250
National Treasury Bills	16,562,343	180,453	1,280	16,744,076	9.0	1,470,410	-	-	9,592,997	3,244,268	2,436,401	4,672,818
National Treasury Notes	23,253,248	337,482	134,858	23,725,588	12.8	8,199	57,829	1,182,993	888,592	6,394,051	15,193,924	23,227,753
National Treasury/Securitization	306,282	521	(6,921)	299,882	0.2	1,414	2,133	14,628	6,975	5,367	269,365	328,310
Brazilian External Debt Bonds	6,623,622	31,455	66,095	6,721,172	3.6	205,582	6,018	117,806	6,224	180,087	6,205,455	5,964,539
Investments in non-exclusive funds	72,585	-	-	72,585	0.0	72,585	-	-	-	-	-	92,201
Other	664	-	52	716	0.0	-	-	-	275	441	-	2,108
GOVERNMENT SECURITIES - ABROAD	6,393,362	8,026	(16,459)	6,384,929	3.6	352,330	1,790,495	2,775,500	747,540	89,453	629,611	7,591,550
Argentina	159,892	(4,011)	-	155,881	0.1	-	18,046	47,449	68,984	645	20,757	274,422
Central Bank	8,710	(1,412)	-	7,298	0.0	-	-	-	209	328	6,761	65,272
National Treasury	151,182	(2,599)	-	148,583	0.1	-	18,046	47,449	68,775	317	13,996	209,150
Denmark	3,275,980	-	-	3,275,980	1.8	-	1,493,090	1,437,978	344,912	-	-	1,533,621
Spain	418,250	-	(8,365)	409,885	0.2	-	-	409,885	-	-	-	835,822
Korea	294,211	-	-	294,211	0.2	-	-	85,250	208,961	-	-	2,043,293
Chile	843,625	81	6,954	850,660	0.5	211,374	154,311	425,265	33,499	6,062	20,149	1,382,220
Paraguay	507,871	-	(18,150)	489,721	0.3	120,076	96,943	212,658	375	39,194	20,475	267,124
Uruguay	297,759	(137)	(287)	297,335	0.2	20,830	26,992	114,554	90,809	43,473	677	854,748
United States	276,932	12,170	-	289,102	0.2	-	1,113	2,401	-	-	285,588	360,590
Mexico	244,850	198	3,254	248,302	0.1	50	-	2,529	-	-	245,723	12,710
Other	73,992	(275)	135	73,852	0.0	-	-	37,531	-	79	36,242	27,000
CORPORATE SECURITIES	31,359,586	(69,096)	350,306	31,640,796	17.0	4,837,399	1,429,213	1,327,641	1,510,251	4,903,273	17,633,019	27,843,218
Eurobonds and other	5,253,959	(68,199)	31,721	5,217,481	2.8	34,303	264,546	246,838	201,057	1,483,205	2,987,532	5,454,586
Bank deposit certificates	1,755,205	(1)	(13)	1,755,191	0.9	44,108	409,784	69,795	398,863	645,314	187,327	2,429,836
Shares	2,973,115	(30,481)	926	2,943,560	1.6	2,943,560	-	-	-	-	-	3,858,171
Debentures	8,846,152	1,092	61,050	8,908,294	4.8	16,372	226,407	368,445	622,750	757,686	6,916,634	7,022,948
Promissory notes	803,970	-	311	804,281	0.4	-	437,466	366,815	-	-	-	1,000,387
Quotas of funds	1,756,551	7,066	6,945	1,770,562	0.9	1,766,503	-	-	-	-	4,059	1,148,034
Fixed income	597,658	(8,059)	(41)	589,558	0.4	585,499	-	-	-	-	4,059	216,379
Credit rights	925,737	-	-	925,737	0.4	925,737	-	-	-	-	-	680,112
Variable income	233,156	15,125	6,986	255,267	0.1	255,267	-	-	-	-	-	251,543
Securitized real estate loans	7,620,255	21,427	248,391	7,890,073	4.3	32,553	91,010	112,710	275,308	708,781	6,669,711	6,897,858
Financial bills	2,041,077	-	-	2,041,077	1.1	-	-	-	-	1,298,645	742,432	-
Other	309,302	-	975	310,277	0.2	-	-	163,038	12,273	9,642	125,324	31,398
PGBL/VGBL - FUND QUOTAS (1)	54,090,499	-	-	54,090,499	29.2	54,090,499	-	-	-	-	-	43,352,422
SUBTOTAL - SECURITIES	170,707,506	487,231	529,114	171,723,851	92.5	61,038,418	4,830,677	6,739,420	15,433,162	17,908,528	65,773,646	128,795,169
Trading securities	126,647,112	487,231	-	127,134,343	68.5	57,558,730	1,085,420	2,991,328	12,649,029	10,859,613	41,990,223	85,418,149
Available-for-sale securities	41,001,074	-	529,114	41,530,188	22.4	3,479,688	3,745,257	3,664,548	2,756,193	6,896,204	20,988,298	40,307,360
Held-to-maturity securities (2)	3,059,320	-	-	3,059,320	1.6	-	-	83,544	27,940	152,711	2,795,125	3,069,660
DERIVATIVE FINANCIAL INSTRUMENTS	11,486,782	2,373,571	-	13,860,353	7.5	1,410,820	2,273,624	3,091,019	2,497,855	1,062,155	3,524,880	10,894,924
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	182,194,288	2,860,802	529,114	185,584,204	100.0	62,449,238	7,104,301	9,830,439	17,931,017	18,970,683	69,298,526	139,690,093
						33.7%	3.8%	5.3%	9.7%	10.2%	37.3%
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(8,651,322)	(2,508,434)	(50,786)	(11,210,542)		(1,002,342)	(1,942,047)	(2,389,485)	(2,451,057)	(889,202)	(2,536,409)	(9,076,900)
(1)
The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2)	Unrecorded positive adjustment to market value in the amount of R$ 594,679 (R$ 595,030 at 09/30/2010), according to Note 7e.

b) Summary by portfolio

	09/30/2011
							Assets
							guaranteeing
		Restricted to				Derivative	technical
		Repurchase	Pledging of			financial	provisions (Note
	Own portfolio	agreements	guarantees (1)	Free movement	Central Bank	instruments	11b)	Total
GOVERNMENT SECURITIES - DOMESTIC	31,172,608	33,152,893	7,550,637	99,567	3,052,615	-	4,579,307	79,607,627
Financial Treasury Bills	16,824,476	9,025,460	3,714,787	99,567	1,824,100	-	555,218	32,043,608
National Treasury Bills	6,538,071	9,817,591	388,414	-	-	-	-	16,744,076
National Treasury Notes	5,743,958	9,281,590	3,447,436	-	1,228,515	-	4,024,089	23,725,588
National Treasury/Securitization	299,882	-	-	-	-	-	-	299,882
Brazilian External Debt Bonds	1,692,920	5,028,252	-	-	-	-	-	6,721,172
Investments in non-exclusive funds	72,585	-	-	-	-	-	-	72,585
Other	716	-	-	-	-	-	-	716
GOVERNMENT SECURITIES - ABROAD	4,733,642	175,658	1,452,789	-	14,576	-	8,264	6,384,929
Argentina	155,881	-	-	-	-	-	-	155,881
Central Bank	7,298	-	-	-	-	-	-	7,298
National Treasury	148,583	-	-	-	-	-	-	148,583
Denmark	1,827,155	-	1,448,825	-	-	-	-	3,275,980
Spain	409,885	-	-	-	-	-	-	409,885
Korea	294,211	-	-	-	-	-	-	294,211
Chile	826,823	-	997	-	14,576	-	8,264	850,660
Paraguay	489,721	-	-	-	-	-	-	489,721
Uruguay	297,335	-	-	-	-	-	-	297,335
United States	286,135	-	2,967	-	-	-	-	289,102
Mexico	72,644	175,658	-	-	-	-	-	248,302
Other	73,852	-	-	-	-	-	-	73,852
CORPORATE SECURITIES	25,080,665	1,823,530	311,060	-	-	-	4,425,541	31,640,796
Eurobonds and other	3,490,384	1,723,084	-	-	-	-	4,013	5,217,481
Bank deposit certificates	316,322	100,446	9,579	-	-	-	1,328,844	1,755,191
Shares	2,936,340	-	7,220	-	-	-	-	2,943,560
Debentures	7,738,154	-	275,473	-	-	-	894,667	8,908,294
Promissory Notes	759,698	-	-	-	-	-	44,583	804,281
Quotas of funds	1,385,848	-	18,788	-	-	-	365,926	1,770,562
Fixed income	209,310	-	18,788	-	-	-	361,460	589,558
Credit rights	921,271	-	-	-	-	-	4,466	925,737
Variable income	255,267	-	-	-	-	-	-	255,267
Securitized real estate loans	7,871,887	-	-	-	-	-	18,186	7,890,073
Financial bills	271,755	-	-	-	-	-	1,769,322	2,041,077
Other	310,277	-	-	-	-	-	-	310,277
PGBL/VGBL FUND QUOTAS	-	-	-	-	-	-	54,090,499	54,090,499
SUBTOTAL - SECURITIES	60,986,915	35,152,081	9,314,486	99,567	3,067,191	-	63,103,611	171,723,851
Trading securities	31,760,467	27,089,043	6,068,460	2,494	3,052,615	-	59,161,264	127,134,343
Available-for-sale securities	29,117,957	7,891,775	3,222,281	97,073	14,576	-	1,186,526	41,530,188
Held-to-maturity securities	108,491	171,263	23,745	-	-	-	2,755,821	3,059,320
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	13,860,353	-	13,860,353
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	60,986,915	35,152,081	9,314,486	99,567	3,067,191	13,860,353	63,103,611	185,584,204
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) – 09/30/2010	52,615,216	14,534,001	8,525,759	70,533	2,341,498	10,894,924	50,708,162	139,690,093
(1)	Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	09/30/2011										09/30/2010
		Adjustment
		to market
		value (in								Over 720
	Cost	results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
GOVERNMENT SECURITIES - DOMESTIC	62,921,684	548,302	63,469,986	50.0	1,756,425	456,970	2,509,818	12,092,732	8,598,283	38,055,758	33,446,844
Financial Treasury Bills	27,701,396	(1,610)	27,699,786	21.8	-	391,296	1,303,680	2,361,432	956,619	22,686,759	9,588,222
National Treasury Bills	15,579,896	180,453	15,760,349	12.4	1,470,410	-	-	8,830,237	3,023,301	2,436,401	4,622,756
National Treasury Notes	17,523,982	337,483	17,861,465	14.0	7,997	57,523	1,162,152	887,864	4,546,349	11,199,580	17,695,210
National Treasury/Securitization	38,438	521	38,959	0.0	1,414	2,133	14,628	6,975	5,367	8,442	65,213
Brazilian External Debt Bonds	2,005,387	31,455	2,036,842	1.7	204,019	6,018	29,358	6,224	66,647	1,724,576	1,382,846
Investments in non-exclusive funds	72,585	-	72,585	0.1	72,585	-	-	-	-	-	92,201
Other	-	-	-	-	-	-	-	-	-	-	396
GOVERNMENT SECURITIES - ABROAD	557,465	8,026	565,491	0.4	3,723	20,417	54,332	80,040	11,300	395,679	853,287
Argentina	159,892	(4,011)	155,881	0.1	-	18,046	47,449	68,984	645	20,757	274,012
Central Bank	8,710	(1,412)	7,298	0.0	-	-	-	209	328	6,761	65,272
National Treasury	151,182	(2,599)	148,583	0.1	-	18,046	47,449	68,775	317	13,996	208,740
Chile	9,510	81	9,591	0.0	3,594	-	2,356	3,594	47	-	179,681
Uruguay	20,814	(137)	20,677	0.0	79	1,258	1,270	7,462	10,608	-	16,265
United States	276,932	12,170	289,102	0.2	-	1,113	2,401	-	-	285,588	343,814
Mexico	72,446	198	72,644	0.1	50	-	689	-	-	71,905	12,710
Other	17,871	(275)	17,596	0.0	-	-	167	-	-	17,429	26,805
CORPORATE SECURITIES	9,077,464	(69,097)	9,008,367	7.2	1,708,083	608,033	427,178	476,257	2,250,030	3,538,786	7,765,596
Eurobonds and other	1,500,506	(68,200)	1,432,306	1.1	2,974	39,335	7,303	2,726	243,985	1,135,983	1,934,971
Bank deposit certificates	1,399,565	(1)	1,399,564	1.1	10,298	350,757	-	288,210	594,723	155,576	1,965,505
Shares	735,623	(30,481)	705,142	0.6	705,142	-	-	-	-	-	1,360,403
Debentures	1,729,869	1,092	1,730,961	1.4	-	217,941	368,445	185,321	112,677	846,577	1,512,185
Promissory Notes	51,430	-	51,430	0.0	-	-	51,430	-	-	-	-
Quotas of funds	982,603	7,066	989,669	0.9	989,669	-	-	-	-	-	403,463
Fixed income	580,891	(8,059)	572,832	0.5	572,832	-	-	-	-	-	184,923
Credit rights	204,476	-	204,476	0.2	204,476	-	-	-	-	-	7,615
Variable income	197,236	15,125	212,361	0.2	212,361	-	-	-	-	-	210,925
Securitized real estate loans	636,791	21,427	658,218	0.5	-	-	-	-	-	658,218	589,069
Financial bills	2,041,077	-	2,041,077	1.6	-	-	-	-	1,298,645	742,432	-
PGBL/VGBL FUND QUOTAS	54,090,499	-	54,090,499	42.4	54,090,499	-	-	-	-	-	43,352,422
Total	126,647,112	487,231	127,134,343	100.0	57,558,730	1,085,420	2,991,328	12,649,029	10,859,613	41,990,223	85,418,149
% per maturity term					45.3%	0.9%	2.4%	9.9%	8.5%	33.0%
Total 09/30/2010	84,977,374	440,775	85,418,149	100.0	45,987,395	640,731	4,171,262	5,581,885	9,571,577	19,465,299
% per maturity term					53.8%	0.8%	4.9%	6.5%	11.2%	22.8%

At September 30, 2011, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Government Securities – Financial Treasury Bills amounting to R$ 6,332  (R$ 5,679 at 09/30/2010 with maturity over 365 days) with maturity of 181 to 365 days.

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	09/30/2011										09/30/2010
	Cost	Adjustments to market value (in Stockholders’ equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	12,982,472	195,267	13,177,739	31.7	1,765	1,153,999	43,148	1,082,639	4,174,728	6,721,460	13,736,599
Financial Treasury Bills	4,343,919	(97)	4,343,822	10.5	-	1,153,693	17,172	318,876	2,134,969	719,112	6,132,028
National Treasury Bills	982,447	1,280	983,727	2.4	-	-	-	762,760	220,967	-	50,062
National Treasury Notes	2,962,726	134,858	3,097,584	7.5	202	306	20,841	728	1,814,962	1,260,545	2,937,354
National Treasury/Securitization	267,844	(6,921)	260,923	0.5	-	-	-	-	-	260,923	263,097
Brazilian External Debt Bonds	4,424,872	66,095	4,490,967	10.8	1,563	-	5,135	-	3,389	4,480,880	4,352,346
Other	664	52	716	0.0	-	-	-	275	441	-	1,712
GOVERNMENT SECURITIES - ABROAD	5,835,888	(16,459)	5,819,429	14.0	348,607	1,770,078	2,721,168	667,500	78,153	233,923	6,722,112
Argentina	-	-	-	-	-	-	-	-	-	-	410
Denmark	3,275,980	-	3,275,980	7.9	-	1,493,090	1,437,978	344,912	-	-	1,533,621
Spain	418,250	(8,365)	409,885	1.0	-	-	409,885	-	-	-	835,822
Korea	294,211	-	294,211	0.7	-	-	85,250	208,961	-	-	2,043,293
Chile	834,115	6,954	841,069	2.0	207,780	154,311	422,909	29,905	6,015	20,149	1,202,539
Paraguay	507,871	(18,150)	489,721	1.2	120,076	96,943	212,658	375	39,194	20,475	267,124
Uruguay	276,945	(287)	276,658	0.7	20,751	25,734	113,284	83,347	32,865	677	822,332
United States	-	-	-	0.0	-	-	-	-	-	-	16,776
Mexico	172,404	3,254	175,658	0.4	-	-	1,840	-	-	173,818	-
Other	56,112	135	56,247	0.1	-	-	37,364	-	79	18,804	195
CORPORATE SECURITIES	22,182,714	350,306	22,533,020	54.3	3,129,316	821,180	900,232	1,006,054	2,643,323	14,032,915	19,848,649
Eurobonds and other	3,688,507	31,721	3,720,228	9.0	31,329	225,211	239,304	198,331	1,235,822	1,790,231	3,345,101
Bank deposit certificates	355,640	(13)	355,627	0.8	33,810	59,027	69,795	110,653	50,591	31,751	464,331
Shares	2,237,492	926	2,238,418	5.4	2,238,418	-	-	-	-	-	2,497,768
Debentures	7,086,484	61,050	7,147,534	17.2	16,372	8,466	-	409,489	643,150	6,070,057	5,462,535
Promissory Notes	752,540	311	752,851	1.8	-	437,466	315,385	-	-	-	1,000,387
Quotas of funds	773,948	6,945	780,893	1.9	776,834	-	-	-	-	4,059	744,555
Fixed income	16,767	(41)	16,726	0.1	12,667	-	-	-	-	4,059	31,440
Credit rights	721,261	-	721,261	1.7	721,261	-	-	-	-	-	672,497
Variable income	35,920	6,986	42,906	0.1	42,906	-	-	-	-	-	40,618
Securitized real estate loans	6,978,801	248,391	7,227,192	17.5	32,553	91,010	112,710	275,308	704,118	6,011,493	6,302,574
Other	309,302	975	310,277	0.7	-	-	163,038	12,273	9,642	125,324	31,398
TOTAL	41,001,074	529,114	41,530,188	100.0	3,479,688	3,745,257	3,664,548	2,756,193	6,896,204	20,988,298	40,307,360
Adjustments of securities reclassified in prior years to the held-to-maturity category		11,017			8.5%	9.0%	8.8%	6.6%	16.6%	50.5%
Accounting adjustment - Hedge - Circular No. 3,082		(350,179)
Deferred taxes		(89,417)
Minority interest in subsidiaries		(98,263)
Adjustment of securities of unconsolidated affiliates		(253,101)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 09/30/2011		(250,829)
TOTAL 09/30/2010	39,602,935	704,425	40,307,360	100.0	4,424,474	4,318,707	3,914,405	2,358,004	4,577,583	20,714,187
Adjustments of securities reclassified in prior years to the held-to-maturity category		13,449			11.0%	10.7%	9.7%	5.9%	11.4%	51.3%
Accounting adjustment - Hedge - Circular No. 3,082		(144,649)
Deferred taxes		(210,090)
Minority interest in subsidiaries		(3,200)
Adjustment of securities of unconsolidated affiliates		(203,089)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 09/30/2010		156,846

At September 30, 2011, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Government Securities in the amount of R$ 6,944 with maturity between 181 to 365 days (R$ 32,899 at September 30, 2010, of which the National Treasury Notes amount to R$ 26,672 with maturity between 181 and 365 days, and the Financial Treasury Bills amount to R$ 6,227 with maturity over 365 days).

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value, not considered in results, are the amounts of R$ 11,017 at September 30, 2011 (R$ 13,449 at September 30, 2010), relating to market adjustment of the reclassified securities at December 31, 2003. Securities classified under this category, if stated at market value, would present a positive adjustment of R$ 594,679  at September 30, 2011 (R$ 595,030 at September 30, 2010).

	09/30/2011								09/30/2010
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
GOVERNMENT SECURITIES - DOMESTIC	2,959,903	96.7	-	-	83,313	-	142,791	2,733,799	2,824,537
National Treasury Notes (*)	2,766,539	90.4	-	-	-	-	32,740	2,733,799	2,595,190
Brazilian External Debt Bonds	193,364	6.3	-	-	83,313	-	110,051	-	229,347
GOVERNMENT SECURITIES - ABROAD	9	0.0	-	-	-	-	-	9	16,151
CORPORATE SECURITIES	99,408	3.3	-	-	231	27,940	9,920	61,317	228,972
Eurobonds and other	64,946	2.1	-	-	231	-	3,398	61,317	174,513
Debentures (1)	29,799	1.0	-	-	-	27,940	1,859	-	48,228
Quotas of funds	-	-	-	-	-	-	-	-	16
Securitized real estate loans (*)	4,663	0.2	-	-	-	-	4,663	-	6,215
Total	3,059,320	100.0	-	-	83,544	27,940	152,711	2,795,125	3,069,660
% per maturity term			0.0%	0.0%	2.7%	0.9%	5.0%	91.4%
Total 09/30/2010	3,069,660	100.0	14,763	8,041	140,258	137,730	88,047	2,680,821
% per maturity term			0.5%	0.3%	4.6%	4.5%	2.9%	87.3%
(*)  Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,004,943 (R$ 1,890,766 at September 30, 2010).

f)	Realized and unrealized gain of securities portfolio

	01/01 to 09/30/2011	01/01 to 09/30/2010
Gain (loss) - Trading securities	(1,414,149)	64,236
Gain (loss) – Available-for-sale securities	148,486	361,524
Total realized gain	(1,265,663)	425,760
Adjustment to market value of trading securities	234,886	115,782
Total	(1,030,777)	541,542

g)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

As set forth in Article 5 of BACEN Circular No. 3,068, of November 8, 2008, the revaluation regarding the classification of securities can only be made upon preparation of trial balances for six-month periods. In addition, the transfer from “held-to-maturity” to the other categories can only occur in view of an isolated, unusual, nonrecurring and unexpected reason, which has occurred after the classification date.

No reclassifications or changes to the existing guidelines have been made in the period.

h)	Derivative Financial Instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meet the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

Most derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards, options and swaps with registration mainly in the Chicago, New York and London Exchanges.  It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at September 30, 2011, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to liquidity of a specific contract is identified. Derivatives typically precified like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are precified based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over-the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 6,060,918 (R$ 6,263,447 at September 30, 2010) and was basically composed of government securities.

I - Derivatives by index
	Memorandum account Notional amount		Balance sheet account receivable / (received)(payable) / paid	Adjustment to market value (in results / stockholders’ equity)	Market value
	09/30/2011	09/30/2010	09/30/2011	09/30/2011	09/30/2011	09/30/2010
Futures contracts	286,657,893	337,880,058	(346,918)	(70,663)	(417,581)	18,152
Purchase commitments	73,037,478	85,324,326	188,551	(19,392)	169,159	(65,366)
Foreign currency	6,168,464	10,730,486	6,446	5,350	11,796	(43,992)
Interbank market	46,656,671	54,968,183	41,555	(423)	41,132	6,173
Indices	17,298,263	16,675,882	140,626	933	141,559	(41,643)
Securities	2,734,464	2,471,584	-	(6,085)	(6,085)	(36)
Other	179,616	478,191	(76)	(19,167)	(19,243)	14,132
Commitments to sell	213,620,415	252,555,732	(535,469)	(51,271)	(586,740)	83,518
Foreign currency	32,146,532	8,559,005	(54,307)	(68,054)	(122,361)	(13,362)
Interbank market	146,394,930	83,742,062	(27,554)	(687)	(28,241)	7,301
Fixed rate	-	1,372,302	-	-	-	(6)
Indices	29,742,091	152,264,118	(455,322)	578	(454,744)	93,027
Securities	4,382,173	4,570,500	-	(10)	(10)	(16)
Other	954,689	2,047,745	1,714	16,902	18,616	(3,426)
Swap contracts			98,640	(185,770)	(87,130)	133,435
Asset position	86,547,799	66,123,700	2,551,022	795,777	3,346,799	2,930,402
Foreign currency	8,814,365	8,734,804	635,712	86,909	722,621	99,469
Interbank market	38,743,234	31,891,490	830,397	32,170	862,567	1,203,476
Fixed rate	14,410,300	10,297,232	269,827	240,972	510,799	615,546
Floating rate	2,054,494	1,182,195	3,009	(462)	2,547	-
Indices	22,027,135	13,925,411	765,282	431,925	1,197,207	1,007,995
Securities	68,297	3,021	33,680	(10,486)	23,194	1,423
Other	429,974	89,547	13,115	14,749	27,864	2,493
Liability position	86,449,155	66,002,932	(2,452,382)	(981,547)	(3,433,929)	(2,796,967)
Foreign currency	11,121,620	15,272,578	(988,921)	(49,645)	(1,038,566)	(327,239)
Interbank market	22,607,354	21,224,323	(139,181)	25,320	(113,861)	(824,857)
Fixed rate	17,109,592	6,374,622	(304,233)	(338,480)	(642,713)	(618,375)
Floating rate	5,165,634	4,543,072	(107,527)	(11,626)	(119,153)	(5,729)
Indices	28,995,231	18,401,779	(893,586)	(603,296)	(1,496,882)	(1,000,731)
Securities	38,030	-	-	-	-	-
Other	1,411,694	186,558	(18,934)	(3,820)	(22,754)	(20,036)
Option contracts	1,638,428,821	2,411,886,301	1,187,533	(481,607)	705,926	413,717
Purchase commitments – long position	479,738,503	648,922,728	1,313,702	(160,160)	1,153,542	897,883
Foreign currency	15,052,951	31,362,772	920,399	95,159	1,015,558	459,413
Interbank market	39,892,289	477,894,656	52,469	(47,272)	5,197	168,547
Floating rate	298,642	236,604	1,401	(1,059)	342	673
Indices	421,835,630	137,486,076	218,538	(148,284)	70,254	120,499
Securities	1,870,464	1,187,999	101,640	(49,715)	51,925	105,942
Other	788,527	754,621	19,255	(8,989)	10,266	42,809
Commitments to sell – long position	430,846,896	711,215,929	2,211,925	1,126,400	3,338,325	1,454,546
Foreign currency	6,020,312	18,023,990	99,498	135,777	235,275	646,633
Interbank market	28,848,104	587,135,669	434,441	107,075	541,516	185,484
Fixed rate	1,847	-	75	944	1,019	-
Floating rate	248,249	92,673	600	(127)	473	461
Indices	383,546,099	103,827,378	894,064	192,715	1,086,779	75,087
Securities	3,846,409	1,747,618	764,928	669,729	1,434,657	542,242
Other	8,335,876	388,601	18,319	20,287	38,606	4,639
Purchase commitments – short position	338,996,888	425,663,770	(911,247)	(61,223)	(972,470)	(943,291)
Foreign currency	8,699,943	30,609,686	(360,830)	(429,730)	(790,560)	(480,186)
Interbank market	21,480,383	294,626,032	(55,022)	36,892	(18,130)	(35,429)
Indices	306,634,263	98,929,463	(437,751)	325,040	(112,711)	(339,744)
Securities	1,642,133	1,065,316	(42,286)	(3,065)	(45,351)	(48,826)
Other	540,166	433,273	(15,358)	9,640	(5,718)	(39,106)
Commitments to sell – short position	388,846,534	626,083,874	(1,426,847)	(1,386,624)	(2,813,471)	(995,421)
Foreign currency	9,916,498	24,409,149	(307,083)	(142,742)	(449,825)	(574,402)
Interbank market	31,783,736	497,015,060	(329,638)	(290,572)	(620,210)	(280,876)
Fixed rate	1,847	-	(75)	(944)	(1,019)	-
Indices	344,320,848	103,150,600	(667,372)	(406,655)	(1,074,027)	(73,490)
Securities	2,628,139	1,324,912	(113,720)	(544,317)	(658,037)	(61,313)
Other	195,466	184,153	(8,959)	(1,394)	(10,353)	(5,340)
Forward contracts	20,365,774	4,198,059	798,475	27,539	826,014	956,195
Purchases receivable	10,816,794	1,720,959	2,367,976	51,592	2,419,568	1,622,796
Foreign currency	9,163,199	79,187	910,038	52,331	962,369	(18,342)
Interbank market	168,320	-	-	-	-	-
Fixed rate	769,001	1,189,787	768,489	30	768,519	1,189,212
Floating rate	688,783	451,985	687,713	-	687,713	451,926
Other	27,491	-	1,736	(769)	967	-
Purchases payable	1,769,789	-	(1,573,176)	7,929	(1,565,247)	(1,641,138)
Foreign currency	1,215,308	-	(99,556)	12,287	(87,269)	-
Interbank market	417,452	-	-	(25)	(25)	-
Fixed rate	-	-	(768,489)	(30)	(768,519)	(1,189,212)
Floating rate	-	-	(687,713)	-	(687,713)	(451,926)
Other	137,029	-	(17,418)	(4,303)	(21,721)	-
Sales receivable	1,370,417	2,477,100	898,631	2,830	901,461	2,380,537
Foreign currency	303,998	79,187	10,142	(550)	9,592	-
Interbank market	94,353	-	315	5	320	-
Fixed rate	66,306	1,235,286	66,282	(270)	66,012	1,235,337
Floating rate	258,626	170,663	258,252	-	258,252	170,663
Other	647,134	991,964	563,640	3,645	567,285	974,537
Sales deliverable	6,408,774	-	(894,956)	(34,812)	(929,768)	(1,406,000)
Foreign currency	6,052,716	-	(575,435)	(36,231)	(611,666)	-
Interbank market	324,375	-	-	-	-	-
Fixed rate	-	-	(48,056)	(10)	(48,066)	(1,235,337)
Floating rate	-	-	(258,252)	-	(258,252)	(170,663)
Other	31,683	-	(13,213)	1,429	(11,784)	-

	Memorandum account/ Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustements to market value (in results / stockholders' equity)	Market value
	09/30/2011	09/30/2010	09/30/2011	09/30/2011	09/30/2011	09/30/2010
Credit derivatives	4,101,028	5,077,756	682,456	215,100	897,556	68,581
Asset position	3,023,379	1,928,965	703,560	231,989	935,549	213,825
Foreign currency	65,683	27,957	52	800	852	684
Fixed rate	2,660,410	1,730,688	703,704	225,134	928,838	211,657
Floating rate	-	-	-	(3,206)	(3,206)	-
Securities	297,286	149,481	(196)	9,261	9,065	1,223
Other	-	20,839	-	-	-	261
Liability position	1,077,649	3,148,791	(21,104)	(16,889)	(37,993)	(145,244)
Foreign currency	65,766	27,526	(46)	(769)	(815)	(636)
Fixed rate	715,242	2,936,818	(21,181)	(6,927)	(28,108)	(143,171)
Securities	296,641	163,608	123	(9,193)	(9,070)	(1,173)
Other	-	20,839	-	-	-	(264)
Forwards operations	29,264,080	20,416,765	235,481	36,364	271,845	97,920
Asset position	16,615,463	7,825,333	1,037,751	15,695	1,053,446	583,883
Foreign currency	16,210,205	6,282,153	824,349	15,695	840,044	223,002
Interbank market	18,005	-	142	-	142	-
Fixed rate	-	1,022,677	206,984	-	206,984	352,442
Floating rate	371,807	517,578	6,276	-	6,276	8,000
Other	15,446	2,925	-	-	-	439
Liability position	12,648,617	12,591,432	(798,663)	20,669	(777,994)	(485,963)
Foreign currency	12,367,924	12,231,422	(590,019)	22,137	(567,882)	(474,603)
Interbank market	12,591	15,915	(448)	-	(448)	(499)
Fixed rate	199,489	59,141	(206,979)	(1,468)	(208,447)	(6,292)
Floating rate	68,613	277,849	(1,217)	-	(1,217)	(3,301)
Indices	-	1,571	-	-	-	(90)
Other	-	5,534	-	-	-	(1,178)
Swap with target flow	-	286,262	-	-	-	(13,902)
Asset position – Interbank market	-	137,235	-	-	-	-
Liability position - Foreign currency	-	149,027	-	-	-	(13,902)
Target flow of swap – Asset position - Foreign currency	-	1,313,749	-	-	-	130,406
Other derivative financial instruments (*)	6,415,486	16,245,467	168,965	280,607	449,572	13,520
Asset position	3,697,317	10,387,039	402,218	309,445	711,663	662,494
Foreign currency	411,836	7,421,868	67,896	245,981	313,877	435,568
Fixed rate	268,888	-	13,410	10,436	23,846	-
Other	3,016,593	2,965,171	320,912	53,028	373,940	226,926
Liability position	2,718,169	5,858,428	(233,253)	(28,838)	(262,091)	(648,974)
Foreign currency	310,281	5,371,352	(95,007)	8,757	(86,250)	(606,135)
Fixed rate	2,300,012	446	(91,905)	(37,595)	(129,500)	(484)
Other	107,876	486,630	(46,341)	-	(46,341)	(42,355)
		ASSETS	11,486,782	2,373,571	13,860,353	10,894,924
		LIABILITIES	(8,651,322)	(2,559,220)	(11,210,542)	(9,076,900)
		TOTAL	2,835,460	(185,649)	2,649,811	1,818,024
Derivative contracts mature as follows (in days):
Clearing	0 - 30	31 - 180	181 - 365	Over 365	09/30/2011	09/30/2010
Futures	75,956,293	106,084,264	30,179,813	74,437,523	286,657,893	337,880,058
Swaps	2,876,550	23,363,314	16,600,607	41,156,302	83,996,773	63,938,770
Options	703,763,281	859,094,073	68,399,024	7,172,443	1,638,428,821	2,411,886,301
Forwards	3,571,288	7,949,146	6,358,944	2,486,396	20,365,774	4,198,059
Credit derivatives	137,226	1,043,111	713,712	2,206,979	4,101,028	5,077,756
Forwards	6,681,750	14,616,880	3,973,615	3,991,835	29,264,080	20,416,765
Swaps with target flow	-	-	-	-	-	137,235
Target flow of swap	-	-	-	-	-	1,313,749
Other	50,903	572,969	399,071	5,392,543	6,415,486	16,245,467

At September 30, 2011, ITAÚ UNIBANCO HOLDING FINANCEIRA did not have derivative operations in the swap with target flow and target forward.

II -  Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	09/30/2011										09/30/2010
	Cost	Adjustment to market value (in results / stockholders’ equity)	Market value	%	0 – 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
ASSETS
Futures	-	-	-	-	-	-	-	-	-	-	18,152
BM&F Bovespa	-	-	-	-	-	-	-	-	-	-	19,598
Financial institutions	-	-	-	-	-	-	-	-	-	-	(1,446)
Option premiums	3,525,626	966,243	4,491,869	32.4	434,416	390,152	1,934,109	816,618	222,909	693,665	2,352,429
BM&F Bovespa	2,542,862	216,797	2,759,659	19.9	302,246	267,600	1,696,407	429,667	63,739	-	1,303,600
Financial institutions	231,108	230,094	461,202	3.3	91,579	104,010	71,052	140,242	50,273	4,046	425,992
Companies	751,653	519,353	1,271,006	9.2	40,591	18,540	166,650	246,709	108,897	689,619	621,908
Individuals	3	(1)	2	0.0	-	2	-	-	-	-	929
Forwards	3,266,607	54,424	3,321,031	23.9	431,815	511,658	253,192	1,043,095	126,237	955,034	4,003,333
BM&F Bovespa	554,500	4	554,504	4.0	200,661	293,909	18,417	41,517	-	-	974,537
Financial institutions	204,547	7,292	211,839	1.5	121,703	810	82,459	3,423	3,444	-	2,069,631
Companies	2,507,560	47,128	2,554,688	18.4	109,451	216,939	152,316	998,155	122,793	955,034	959,165
Swaps – Adjustment receivable	2,551,022	795,777	3,346,799	24.2	84,527	602,253	544,145	534,603	517,583	1,063,688	2,930,402
BM&F Bovespa	265,883	149,479	415,362	3.0	42	54,710	42,618	97,645	31,516	188,831	291,620
Financial institutions	188,506	138,560	327,066	2.4	43,820	48,988	38,498	47,708	34,876	113,176	860,270
Companies	2,072,236	508,254	2,580,490	18.6	26,363	492,094	460,732	389,025	451,045	761,231	1,762,768
Individuals	24,397	(516)	23,881	0.2	14,302	6,461	2,297	225	146	450	15,744
Credit derivatives	703,561	231,988	935,549	6.7	53,700	268,893	151,151	3,101	2,107	456,597	213,825
Financial institutions	509,585	32,353	541,938	3.9	53,700	268,807	151,151	736	531	67,013	13,287
Companies	193,976	199,635	393,611	2.8	-	86	-	2,365	1,576	389,584	200,538
Forwards	1,037,748	15,694	1,053,442	7.6	178,455	489,574	176,470	84,580	58,999	65,364	583,883
Financial institutions	900,116	-	900,116	6.5	153,601	447,199	156,036	60,348	27,804	55,128	513,370
Companies	135,543	15,028	150,571	1.1	24,154	40,445	20,363	24,195	31,178	10,236	70,016
Individuals	2,089	666	2,755	0.0	700	1,930	71	37	17	-	497
Swaps with target flow - Companies	-	-	-	-	-	-	-	-	-	-	130,406
Other – Financial institutions	402,218	309,445	711,663	5.1	227,907	11,094	31,952	15,858	134,320	290,532	662,494
BM&F Bovespa	-	223,903	223,903	1.6	223,903	-	-	-	-	-	286
Financial institutions	281,840	63,464	345,304	2.5	11	120	521	2,002	100,701	241,949	416,886
Companies	120,378	22,078	142,456	1.0	3,993	10,974	31,431	13,856	33,619	48,583	244,210
Individuals	-	-	-	-	-	-	-	-	-	-	1,112
Total	11,486,782	2,373,571	13,860,353	100.0	1,410,820	2,273,624	3,091,019	2,497,855	1,062,155	3,524,880	10,894,924
% per maturity term					10.2%	16.4%	22.3%	18.0%	7.7%	25.4%
Total at September 30, 2010	10,157,211	737,713	10,894,924	100.0	2,929,395	1,704,574	2,088,192	715,919	1,091,427	2,365,417
% per maturity term					26.9%	15.7%	19.2%	6.5%	10.0%	21.7%

	09/30/2011										09/30/2010
	Cost	Adjustment to market value (in results / stockholders’ equity)	Market value	%	0 – 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
LIABILITIES
Futures	(346,918)	(70,663)	(417,581)	3.6	(798)	(297,294)	(82,649)	947	5,557	(43,344)	-
BM&F Bovespa	(346,918)	(65,859)	(412,777)	3.6	(798)	(294,948)	(77,999)	(1,033)	5,345	(43,344)	-
Financial institutions	-	(3,209)	(3,209)	0.0	-	(3,209)	-	-	-	-	-
Companies	-	(1,595)	(1,595)	0.0	-	863	(4,650)	1,980	212	-	-
Option premiums	(2,338,094)	(1,447,847)	(3,785,941)	33.8	(406,823)	(494,239)	(1,796,325)	(904,890)	(163,593)	(20,071)	(1,938,712)
BM&F Bovespa	(1,783,523)	(817,395)	(2,600,918)	23.2	(338,172)	(293,281)	(1,459,078)	(477,239)	(33,148)	-	(1,408,389)
Financial institutions	(450,151)	(545,567)	(995,718)	8.9	(63,198)	(192,975)	(299,565)	(344,137)	(79,794)	(16,049)	(459,216)
Companies	(104,412)	(84,887)	(189,299)	1.7	(5,453)	(7,977)	(37,682)	(83,514)	(50,651)	(4,022)	(68,840)
Individuals	(8)	2	(6)	0.0	-	(6)	-	-	-	-	(2,267)
Forwards	(2,468,132)	(26,882)	(2,495,014)	22.3	(302,554)	(128,870)	(149,217)	(893,878)	(73,998)	(946,497)	(3,047,138)
BM&F Bovespa	-	(25)	(25)	0.0	-	-	(6)	(19)	-	-	-
Financial institutions	(214,936)	(7,205)	(222,141)	2.0	(143,748)	(4,680)	(37,853)	(35,686)	(88)	(86)	(2,087,973)
Companies	(2,253,196)	(19,652)	(2,272,848)	20.3	(158,806)	(124,190)	(111,358)	(858,173)	(73,910)	(946,411)	(959,165)
Swaps – difference payable	(2,452,381)	(981,547)	(3,433,928)	30.7	(137,368)	(612,751)	(258,619)	(602,072)	(519,336)	(1,303,782)	(2,796,967)
BM&F Bovespa	(365,081)	(254,862)	(619,943)	5.5	(972)	(62,735)	(19,567)	(152,873)	(122,198)	(261,598)	(460,078)
Financial institutions	(472,125)	(296,532)	(768,657)	6.9	(77,889)	(97,691)	(83,910)	(70,177)	(90,871)	(348,119)	(993,308)
Companies	(1,575,170)	(430,321)	(2,005,491)	17.9	(57,105)	(449,970)	(151,706)	(360,237)	(293,422)	(693,051)	(1,305,571)
Individuals	(40,005)	168	(39,837)	0.4	(1,402)	(2,355)	(3,436)	(18,785)	(12,845)	(1,014)	(38,010)
Credit derivatives	(21,104)	(16,889)	(37,993)	0.3	(80)	(17,030)	(1,645)	(2,769)	(1,776)	(14,693)	(145,244)
Financial institutions	(6,253)	(9,559)	(15,812)	0.1	(36)	(5,449)	(1,470)	(2,311)	(1,654)	(4,892)	(145,241)
Companies	(14,851)	(7,330)	(22,181)	0.2	(44)	(11,581)	(175)	(458)	(122)	(9,801)	(3)
Forwards	(798,663)	20,669	(777,994)	7.0	(154,571)	(388,986)	(100,874)	(47,667)	(42,773)	(43,123)	(485,963)
BM&F Bovespa	-	-	-	-	-	-	-	-	-	-	(7)
Financial institutions	(642,439)	(1,467)	(643,906)	5.8	(136,155)	(355,007)	(70,584)	(20,004)	(29,636)	(32,520)	(364,426)
Companies	(155,455)	22,240	(133,215)	1.2	(17,905)	(33,740)	(30,234)	(27,596)	(13,137)	(10,603)	(120,815)
Individuals	(769)	(104)	(873)	0.0	(511)	(239)	(56)	(67)	-	-	(715)
Swaps with target flow	-	-	-	-	-	-	-	-	-	-	(13,902)
Companies	-	-	-	-	-	-	-	-	-	-	(93)
Individuals	-	-	-	-	-	-	-	-	-	-	(13,809)
Other	(233,253)	(28,838)	(262,091)	2.3	(148)	(2,877)	(156)	(728)	(91,731)	(166,451)	(648,974)
BM&F Bovespa	-	-	-	0.0		-	-	-	-	-	(293)
Financial institutions	(165,572)	(42,590)	(208,162)	1.8	(116)	9	(156)	(631)	(83,517)	(123,751)	(262,561)
Companies	(67,681)	13,752	(53,929)	0.5	(32)	(2,886)	-	(97)	(8,214)	(42,700)	(385,636)
Individuals	-	-	-	-	-	-	-	-	-	-	(484)
Total	(8,658,545)	(2,551,997)	(11,210,542)	100.0	(1,002,342)	(1,942,047)	(2,389,485)	(2,451,057)	(887,650)	(2,537,961)	(9,076,900)
% per maturity term					9.0%	17.3%	21.3%	21.9%	7.9%	22.6%
Total – 09/30/2010	(8,491,695)	(585,205)	(9,076,900)	100.0	(2,618,571)	(1,258,208)	(1,219,864)	(916,929)	(1,057,770)	(2,005,558)
% per maturity term					28.8%	13.9%	13.4%	10.1%	11.7%	22.1%

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	09/30/2011
	Futures	Swaps	Options	Forwards	Credit derivatives	Forwards	Swap with target flow	Target flow of swap	Other
BM&F Bovespa	255,595,058	14,805,367	1,598,072,511	1,568,022	-	-	-	-	-
Over-the-counter market	31,062,835	69,191,406	40,356,310	18,797,752	4,101,028	29,264,080	-	-	6,415,486
Financial institutions	3,914,090	18,406,384	28,358,155	1,467,104	2,409,571	23,845,595	-	-	5,112,779
Companies	27,148,745	48,783,390	11,997,542	17,330,648	1,691,457	5,358,803	-	-	1,302,707
Individuals	-	2,001,632	613	-	-	59,682	-	-	-
Total	286,657,893	83,996,773	1,638,428,821	20,365,774	4,101,028	29,264,080	-	-	6,415,486
Total 09/30/2010	337,880,058	63,938,770	2,411,886,301	4,198,059	5,077,756	20,416,765	137,235	1,313,749	16,245,467

IV - Credit derivatives

See below the composition of Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and effect on calculation of Required Referential Equity.

	Credit risk amount
	09/30/2011	09/30/2010
Transferred	(3,023,379)	(2,018,605)
Credit swaps whose underlying assets are:
Securities	(2,154,036)	(2,018,605)
Total return rate swaps whose underlying assets are:
Securities	(869,343)	-
Received	1,077,649	3,059,153
Credit swaps whose underlying assets are:
Securities	1,068,690	3,050,968
Total return rate swaps whose underlying assets are:
Securities	8,959	8,185
Total	(1,945,730)	1,040,548

During the period, there was no occurrence of credit event related to those set forth in agreements.
According to CMN Resolution No. 3,490, which became effective on July 1, 2008 (Note 3), the effect of the calculation of the Required Referential Equity amounts to R$ 72,196 at September 30, 2011 (R$ 170,950 at September 30, 2010).

V -  Accounting Hedge

a)
The purpose of the hedge relationship of ITAÚ UNIBANCO HOLDING is to protect the cash flows of payment of debt interest (CDB / Redeemable preferred shares) related to its variable interest rate risk (CDI / LIBOR), making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR.

To protect the future cash flows of debt against exposure to variable interest rate (CDI), at September 30, 2011 ITAÚ UNIBANCO HOLDING negotiated DI Futures agreements at BM&FBOVESPA with maturity between 2011 and 2017 in the amount of R$ 41,104,979 (R$ 23,729,450 at September 30, 2010). To protect the future cash flows of debt against exposure to variable interest rate (LIBOR), at September 30, 2011 ITAÚ UNIBANCO HOLDING negotiated Swap contracts with maturity in 2015 in the amount of R$ 728,913 (R$ 665,943 at September 30, 2010). These derivative financial instruments gave rise to adjustment to market value net of tax effects recorded in stockholders’ equity of R$ (193.824) (R$ (80,064) at September 30, 2010), of which R$ (165,714) (R$ (49,807) at September 30, 2010) refers to CDB and R$ (28,110) (R$ (30,257) at September 30, 2010) refers to Redeemable Preferred shares. The hedged items total R$ 41,452,788 (R$ 24,927,277 at September 30, 2010), of which R$ 40,723,875 (R$ 24,261,334 at September 30, 2010) are CDB with maturities between 2011 and 2017 and R$ 728,913 (R$ 665,943 at September 30, 2010) are SWAPS of redeemable preferred shares with maturity in 2015.

The gains or losses related to the accounting hedge of cash flows that we expect be reclassified from Stockholders’ Equity into Results in the following 12 months amount to R$ (5,505) (R$ 81,845 at September 30, 2010).

The effectiveness computed for hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002.

With the purpose of extending liabilities of subordinated CDBs, ITAÚ UNIBANCO HOLDING partially discontinued the Hedge operations of Subordinated CDB by carrying out a debt roll-over (settlement of prior operation and issue of a new operation), giving rise to an effect in result (income) of R$ 3,210.

b)
The swap operations contracted in a negotiation associated with the funding and/or investment in the amount of R$ 45,645 (R$ 179,615 at September 30, 2010) are recorded at amounts restated in accordance with variations occurred in respective ratios (“curve”) and are not valued at their market value, as permitted by BACEN Circular No. 3,150/02.

VI - Realized and unrealized gain of the derivative financial instruments portfolio

	01/01 to 09/30/2011	01/01 to 09/30/2010
Swap	1,544,667	116,370
Forwards	(109,658)	25,173
Futures	(1,424,724)	1,078,011
Options	395,463	375,630
Credit derivatives	117,439	48,542
Other	(941,369)	(222,612)
Foreign exchange variation on investments abroad	2,528,218	(770,682)
Total	2,110,036	650,432

i)   Changes in adjustment to market value for the period

	01/01 to 09/30/2011	01/01 to 09/30/2010
Opening balance	1,408,206	608,422
Adjustments with impact on:
Results	(652,026)	240,613
Trading securities	234,886	115,782
Derivative financial instruments	(886,912)	124,831
Stockholders’ equity	(224,877)	304,355
Available-for-sale	74,258	288,896
Accounting Hedge – Derivative Financial Instruments	(299,135)	15,459
Futures	(268,532)	75,165
Swap	(30,603)	(59,706)

Closing balance	531,303	1,153,390
Adjustment to market value	531,303	1,153,390
Trading securities	487,231	440,775
Available-for-sale securities	529,114	704,756
Derivative financial instruments	(485,042)	7,859
Trading securities	(134,863)	152,508
Accounting hedge	(350,179)	(144,649)
Futures	(299,393)	(89,984)
Swap	(50,786)	(54,665)

For better understanding, the following table shows the unrealized gains of available-for-sale securities and held-to-maturity securities:

	09/30/2011	09/30/2010
Adjustment of available-for-sale securities – stockholders’ equity	529,114	704,756
Adjustment to held-to-maturity securities (*)	605,696	608,479
Total unrealized gain	1,134,810	1,313,235

(*)	Includes the amount of R$ 11,017 (R$ 13,449 at September 30, 2010) regarding the adjustment to market value of securities reclassified up to December 31, 2003, not recognized in net income.

j)	Sensitivity analysis (TRADING AND BANKING PORTFOLIOS)

In compliance with CVM Instruction No. 475 of December 17, 2008, Itaú Unibanco carried out a sensitivity analysis by market risk factors considered relevant to which the group was exposed. Each market risk factor was subject to a sensitivity level, with shock applications of 25% and 50%, both for growth and fall. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the Itaú Unibanco exposure under exceptional scenarios.

In accordance with the operations classification criteria set forth in CMN Resolution No. 3,464 of June 26, 2007 and BACEN Circular No. 3,354 of June 27, 2007, and the New Capital Accord – Basel II, the financial instruments, including all transactions with derivatives, are segregated into Trading and Banking portfolios. The market risk measurement is made according to this segregation.

The sensitivity analyses shown in this report are an evaluation of an instant position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The method, parameters and assumptions are in the Investors Relations website (www.itauunibanco.com.br/ri) in the route: Corporate Governance / Risk Management – Circular 3,477.

The trading portfolio consists of all transactions, including derivatives, which are held with the intention of being traded in the short term and intended for hedging other financial instruments of this portfolio or locking of the arbitrage results.

Amount in R$ (000)
Tradíng portfolio Exposures		09/30/2011 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rates in reais	1,035	(25,839)	(51,581)
Foreign exchange coupons	Rates of foreign currency coupon	(1)	27	108
Foreign currency	Exchange variation	(3,034)	(75,854)	(151,708)
Price indices	Rates of inflation coupon	(426)	(10,516)	(20,755)
Reference rate	Rate of TR coupon	403	(10,167)	(20,521)
Shares	Share price	478	(11,939)	(23,879)
	Total without correlation	(1,546)	(134,289)	(268,336)
	Total with correlation	(1,126)	(97,857)	(195,539)

(*) Amounts net of tax effects

The banking portfolio comprises transactions that do not fit into the trading portfolio.  It consists of transactions held with the intention of being traded in the medium and long terms, and their respective hedges, as well as transactions intended for the active management of financial risks, which may or may not be carried out with derivative financial instruments.

Amount in R$ (000)
Trading and Banking portfolio Exposures		09/30/2011 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rates in reais	(1,639)	(40,794)	(81,229)
Foreign exchange coupons	Rates of foreign currency coupon	(1,394)	(34,496)	(68,246)
Foreign currency	Exchange variation	2,626	(65,655)	(131,310)
Price indices	Rates of inflation coupon	(855)	(21,243)	(42,217)
Reference rate	Rate of TR coupon	(3,282)	(80,130)	(156,405)
Shares	Share price	606	(15,145)	(30,289)
	Total without correlation	(3,938)	(257,463)	(509,697)
	Total with correlation	(2,870)	(187,616)	(371,421)
(*) Amounts net of tax effects

The following scenarios are used to measure the sensitivity:

Scenario I: Addition of 1 base point to the fixed-rate curve, currency coupon, inflation and interest rate indices, and 1 percentage point in currency and share prices, which are based on market information (BM&F BOVESPA, Andima, etc).

Scenario II: Shocks at 25 base points in fixed-rate curves, currency coupon, inflation and interest rate indices, and 25 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Scenario III: Shocks at 50 base points in fixed-rate curves, currency coupon, inflation and interest rate indices, and 50 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

All derivative financial instruments contracted by Itaú Unibanco are shown in the item Derivative Financial Instruments in this note.

NOTE 8 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	9/30/2011										9/30/2010
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	101,692,689	96,001,385	25,251,736	13,685,110	12,106,840	2,891,159	2,356,598	1,800,177	8,574,849	264,360,543	203,205,496
Loans and discounted trade receivables	43,693,829	48,901,047	14,946,969	11,233,043	10,639,790	2,216,668	1,975,081	1,538,531	7,760,413	142,905,371	114,338,268
Financing	39,424,102	39,807,038	9,174,189	2,232,614	1,104,348	538,380	362,152	237,408	757,616	93,637,847	68,782,583
Farming and agribusiness financing	4,685,802	586,584	188,999	20,911	211,281	112,064	1,020	972	30,403	5,838,036	5,268,557
Real estate financing	13,888,956	6,706,716	941,579	198,542	151,421	24,047	18,345	23,266	26,417	21,979,289	14,816,088

Lease operations	4,816,917	17,143,151	3,527,782	1,530,603	904,274	390,187	302,602	286,242	785,058	29,686,816	40,348,220

Credit card operations	-	28,759,937	1,553,686	1,703,305	778,848	484,397	419,015	415,119	2,929,706	37,044,013	29,792,586

Advance on exchange contracts (1)	3,058,590	719,555	203,727	23,649	39,149	5,301	7,122	480	8,816	4,066,389	3,272,356

Other sundry receivables (2)	11,048	36,484	7,462	24,891	11,305	4,664	2,179	3,017	19,875	120,925	556,088

Total operations with credit granting characteristics	109,579,244	142,660,512	30,544,393	16,967,558	13,840,416	3,775,708	3,087,516	2,505,035	12,318,304	335,278,686	277,174,746
Endorsements and sureties (3)										46,957,352	34,154,632

Total with endorsements and sureties	109,579,244	142,660,512	30,544,393	16,967,558	13,840,416	3,775,708	3,087,516	2,505,035	12,318,304	382,236,038	311,329,378
Total - 09/30/2010	44,602,632	134,818,694	52,258,349	15,920,213	10,230,175	4,547,395	2,767,377	1,869,317	10,160,594	277,174,746

(1)	Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities – Foreign Exchange Portfolio/Other Receivables (Note 2a);
(2)	Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid;
(3)	Recorded in Memorandum Accounts.

II – By maturity and risk level

	9/30/2011										9/30/2010
	AA	A	B	C	D	E	F	G	H	Total	Total
	OVERDUE OPERATIONS (1) (2)
Falling due installments	-	-	3,440,601	3,044,521	2,446,972	1,440,857	1,140,785	976,185	3,674,955	16,164,876	11,451,038
01 to 30	-	-	232,073	228,659	169,942	75,387	58,776	52,618	349,565	1,167,020	629,545
31 to 60	-	-	121,573	100,205	91,237	57,054	49,063	43,595	193,910	656,637	539,550
61 to 90	-	-	121,529	102,376	91,673	58,478	48,135	43,397	199,820	665,408	546,899
91 to 180	-	-	339,920	297,636	260,830	159,727	135,378	120,876	502,565	1,816,932	1,518,310
181 to 365	-	-	626,461	542,385	477,916	290,202	239,573	211,523	831,130	3,219,190	2,469,795
Over 365	-	-	1,999,045	1,773,260	1,355,374	800,009	609,860	504,176	1,597,965	8,639,689	5,746,939

Overdue installments	-	-	645,492	714,807	1,010,353	975,012	1,009,739	1,013,489	6,409,043	11,777,935	10,136,643
01 to 14	-	-	26,534	64,352	53,401	30,458	24,015	21,527	92,611	312,898	257,749
15 to 30	-	-	568,220	127,255	211,259	76,072	39,600	32,117	151,833	1,206,356	1,125,797
31 to 60	-	-	50,738	475,042	256,568	160,922	108,278	67,203	274,852	1,393,603	1,295,689
61 to 90	-	-	-	34,025	442,492	160,978	134,879	92,976	288,027	1,153,377	961,761
91 to 180	-	-	-	14,133	46,633	518,523	667,058	755,695	1,396,722	3,398,764	2,771,945
181 to 365	-	-	-	-	-	28,059	35,909	43,971	3,988,215	4,096,154	3,515,640
Over 365	-	-	-	-	-	-	-	-	216,783	216,783	208,062
SUBTOTAL	-	-	4,086,093	3,759,328	3,457,325	2,415,869	2,150,524	1,989,674	10,083,998	27,942,811	21,587,681
SPECIFIC ALLOWANCE	-	-	(40,860)	(112,779)	(345,733)	(724,761)	(1,075,262)	(1,392,772)	(10,083,998)	(13,776,165)	(10,914,643)
SUBTOTAL – 09/30/2010	-	-	2,909,944	2,667,608	2,628,671	2,130,351	1,865,880	1,382,084	8,016,820	21,601,358
	NON-OVERDUE OPERATIONS
Falling due installments	109,353,559	141,769,611	26,347,504	13,075,127	10,163,966	1,331,510	918,791	505,275	2,195,019	305,660,362	253,951,656
01 to 30	8,630,088	23,865,032	4,802,604	4,682,681	3,263,587	193,568	85,206	70,587	595,814	46,189,167	39,346,248
31 to 60	9,010,182	12,863,448	1,899,772	1,036,722	640,995	58,045	84,936	37,164	235,682	25,866,946	21,407,037
61 to 90	7,682,929	8,131,986	1,601,650	737,527	491,270	67,065	27,324	22,294	122,468	18,884,513	16,620,205
91 to 180	11,673,039	15,932,250	2,889,715	1,433,472	988,342	123,488	79,214	47,512	233,517	33,400,549	29,577,927
181 to 365	16,797,463	20,542,785	4,144,722	1,772,777	1,584,320	159,454	145,143	76,002	259,912	45,482,578	37,549,249
Over 365	55,559,858	60,434,110	11,009,041	3,411,948	3,195,452	729,890	496,968	251,716	747,626	135,836,609	109,450,990
Overdue up to 14 days	225,685	890,901	110,796	133,103	219,125	28,329	18,201	10,086	39,287	1,675,513	1,635,409
SUBTOTAL	109,579,244	142,660,512	26,458,300	13,208,230	10,383,091	1,359,839	936,992	515,361	2,234,306	307,335,875	255,587,065
GENERIC ALLOWANCE	-	(713,302)	(264,583)	(396,247)	(1,038,309)	(407,952)	(468,496)	(360,753)	(2,234,306)	(5,883,948)	(5,999,680)
SUBTOTAL - 09/30/2010	44,602,632	134,818,694	49,348,405	13,252,605	7,601,504	2,417,044	901,497	487,233	2,143,774	255,573,388
GRAND TOTAL	109,579,244	142,660,512	30,544,393	16,967,558	13,840,416	3,775,708	3,087,516	2,505,035	12,318,304	335,278,686	277,174,746
EXISTING ALLOWANCE	-	(713,302)	(305,443)	(677,523)	(4,150,741)	(1,887,477)	(2,160,953)	(2,504,785)	(12,318,304)	(24,718,528)	(23,018,323)
Minimum allowance required (3)	-	(713,302)	(305,443)	(509,026)	(1,384,042)	(1,132,713)	(1,543,758)	(1,753,525)	(12,318,304)	(19,660,113)	(16,914,323)
Additional allowance (4)	-	-	-	(168,497)	(2,766,699)	(754,764)	(617,195)	(751,260)	-	(5,058,415)	(6,104,000)
GRAND TOTAL 09/30/2010	44,602,632	134,818,694	52,258,349	15,920,213	10,230,175	4,547,395	2,767,377	1,869,317	10,160,594	277,174,746
PROVISÃO EXISTENTE	-	(674,093)	(1,445,917)	(1,590,429)	(3,068,029)	(2,273,243)	(1,936,888)	(1,869,130)	(10,160,594)	(23,018,323)
Minimum allowance required (3)	-	(674,093)	(522,583)	(477,606)	(1,023,017)	(1,364,219)	(1,383,689)	(1,308,522)	(10,160,594)	(16,914,323)
Additional allowance (4)	-	-	(923,334)	(1,112,823)	(2,045,012)	(909,024)	(553,199)	(560,608)	-	(6,104,000)

(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	The balance of non-accrual operations amounts to R$ 18,849,520 (R$ 14,019,353 at 9/30/2010);
(3)
The policy of not using "AA" ratings for individuals was maintained. As a consequence, all loan operations with clients classified in these segments are charged by recording a provision upon the granting of loan;

(4)
According to BACEN’s request, it is classified into risk level to show the additional amounts found calculated to maintain the strength necessary for absorbing possible increases in default expected in history of scenarios of losses incurred.

III – By business sector

	09/30/2011%		09/30/2010%

PUBLIC SECTOR	1,741,160	0.5	1,423,036	0.5
Generation, transmission and distribution of electric energy	457,506	0.1	649,446	0.2
Chemical and petrochemical	272,089	0.1	301,988	0.1
Other	1,011,565	0.3	471,602	0.2
PRIVATE SECTOR	333,537,526	99.5	275,751,710	99.5
COMPANIES	184,583,343	55.1	152,478,755	55.0
INDUSTRY AND COMMERCE	98,759,298	29.5	79,315,291	28.6
Food and beverage	16,795,436	5.0	13,405,932	4.8
Autoparts and accessories	4,892,242	1.5	3,568,297	1.3
Agribusiness capital assets	982,287	0.3	793,234	0.3
Industrial capital assets	5,408,552	1.6	4,694,056	1.7
Pulp and paper	2,398,579	0.7	2,261,327	0.8
Distribution of fuels	2,100,988	0.6	1,777,394	0.6
Electrical and electronic	6,932,282	2.1	6,345,086	2.3
Pharmaceuticals	2,517,679	0.8	1,806,423	0.7
Fertilizers, insecticides and crop protection	1,548,925	0.5	1,244,590	0.4
Tobacco	300,050	0.1	473,006	0.2
Import and export	2,106,479	0.6	1,700,010	0.6
Hospital care materials and equipment	1,004,637	0.3	878,414	0.3
Construction material	5,323,564	1.6	4,220,421	1.5
Steel and metallurgy	7,365,750	2.2	6,224,427	2.2
Wood and furniture	2,895,173	0.9	2,581,524	0.9
Chemical and petrochemical	6,606,801	2.0	5,590,130	2.0
Supermarkets	1,470,649	0.4	1,004,776	0.4
Light and heavy vehicles	7,270,310	2.2	5,793,026	2.1
Clothing	9,215,549	2.7	6,962,275	2.5
Other - Commerce	6,247,452	1.9	4,642,321	1.7
Other - Industry	5,375,914	1.6	3,348,622	1.2
SERVICES	69,426,857	20.7	57,543,772	20.8
Heavy construction (constructors)	3,777,420	1.1	3,297,008	1.2
Financial	5,389,879	1.6	5,827,931	2.1
Generation, transmission and distribution of electric energy	5,289,919	1.6	5,367,663	1.9
Holding company	3,105,142	0.9	3,188,164	1.2
Real estate agents	11,032,566	3.3	8,912,489	3.2
Media	3,169,461	0.9	2,510,249	0.9
Service companies	4,675,763	1.4	4,046,811	1.5
Health care	1,751,842	0.5	1,549,600	0.6
Telecommunications	1,117,281	0.3	792,158	0.3
Transportation	15,583,850	4.6	11,602,883	4.2
Other services	14,533,734	4.3	10,448,816	3.8
PRIMARY SECTOR	15,473,467	4.6	13,742,508	5.0
Agribusiness	13,543,453	4.0	11,458,928	4.1
Mining	1,930,014	0.6	2,283,580	0.8
Other companies	923,721	0.3	1,877,184	0.7
INDIVIDUALS	148,954,183	44.3	123,272,955	44.5
Credit cards	36,551,880	10.9	29,497,432	10.6
Consumer loans/overdraft	36,679,740	10.9	26,953,236	9.7
Real estate financing	15,714,668	4.7	9,555,098	3.4
Vehicles	60,007,895	17.9	57,267,189	20.7

GRAND TOTAL	335,278,686	100.0	277,174,746	100.0

b)	Credit concentration

	9/30/2011		9/30/2010
Loan, lease and other credit operations (*)	Risk	% of Total	Risk	% of Total
Largest debtor	2,719,973	0.7	2,112,908	0.7
10 largest debtors	20,279,406	5.3	16,941,764	5.5
20 largest debtors	33,844,521	8.9	27,499,407	9.0
50 largest debtors	55,362,851	14.5	45,665,894	15.1
100 largest debtors	73,252,442	19.2	60,646,167	19.9

	9/30/2011		9/30/2010
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of Total	Risk	% of Total
Largest debtor	5,513,780	1.3	4,283,282	1.2
10 largest debtors	31,495,562	7.4	27,502,914	7.8
20 largest debtors	50,146,147	11.7	43,126,619	12.2
50 largest debtors	79,071,076	18.5	68,220,263	19.4
100 largest debtors	103,282,020	24.1	87,911,733	25.0

(*) The amounts include endorsements and sureties.

c)	Changes in allowance for loan losses

	01/01 to 09/30/2011	01/01 to 09/30/2010
Opening balance	(22,018,217)	(23,702,735)
Net increase for the period	(14,458,717)	(11,774,937)
Minimum required by Resolution No. 2,682/99	(14,458,717)	(11,774,937)
Write-Off	11,758,406	12,459,349
Closing balance	(24,718,528)	(23,018,323)
Required by Resolution No. 2,682/99	(19,660,113)	(16,914,323)
Specific allowance (1)	(13,776,165)	(10,914,643)
Generic allowance (2)	(5,883,948)	(5,999,680)
Additional allowance (3)	(5,058,415)	(6,104,000)

(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	For operations not covered in the previous item due to the classification of the client or operation;
(3)
As from the first half of 2011, it refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682, of December 21, 1999, based on the expected loss methodology adopted in the institution's credit risk management, which also considers the potential losses in revolving credits.

In 2010, the need for additional allowance for loan losses was reduced in view of the new Basel III guidelines, which determined that the counter-cyclical effects be buffered in the base of capital.

At September 30, 2011, the balance of the allowance in relation to the loan portfolio is equivalent to 7.4% (8.3% at 9/30/2010).

d)	Recovery and renegotiation of credits

I -	Composition of the result of allowance for loan losses

	01/01 to 9/30/2011	01/01 to 9/30/2010
Expenses for allowance for loan losses	(14,458,717)	(11,774,937)
Income from recovery of credits written off as loss	3,914,586	2,899,057
Result of allowance for loan losses	(10,544,131)	(8,875,880)

II -	Renegotiated credits

	9/30/2011	9/30/2010
Renegotiated credits	13,085,142	8,451,288
Allowance for loan losses	(5,522,952)	(4,013,326)
(%)	42.2	47.5

e)	Restricted operations on assets

We present below information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	09/30/2011			01/01 to 09/30/2011
	31 - 180	181 - 365	Total	Income (expenses)
Restricted operations on assets
Loan operations	94,205	71,394	165,599	20,358
Liabilities - restricted operations on assets
Foreign borrowings through securities	94,185	71,394	165,579	(20,326)
Net revenue from restricted operations				32

At September 2011, there were no balances in default.

f)	Sales operations or transfers of financial assets

In compliance with Resolution No. 3,809, of October 28, 2009, the amount of sales operations or transfers of financial assets where the entity significantly retained the risks and benefits is R$ 30,661 composed exclusively of loan operations and receivables assigned with joint obligation.

g)	Credit assignment

By the third quarter of 2011, credits were assigned without joint obligation, supported by the provisions of CMN resolution No. 2,836, of May 30, 2001; with the Related Parties amounting to R$288,776, without effect on the consolidated income; and those with Non-Related Parties amounting to R$ 1,864,067, with an effect of (R$ 70) in income.

NOTE 9 - FOREIGN EXCHANGE PORTFOLIO

	9/30/2011	9/30/2010
ASSETS – OTHER RECEIVABLES	40,273,816	20,570,549
Exchange purchase pending settlement – foreign currency	21,883,533	10,578,019
Bills of exchange and term documents – foreign currency	-	507
Exchange sale rights – local currency	18,623,314	10,474,794
(Advances received) – local currency	(233,031)	(482,771)
LIABILITIES – OTHER LIABILITIES (Note 2a)	39,758,637	21,398,733
Exchange sales pending settlement – foreign currency	18,406,320	10,406,177
Liabilities from purchase of foreign currency – local currency	21,348,264	10,987,996
Other	4,053	4,560
MEMORANDUM ACCOUNTS	612,592	500,428
Outstanding import credits – foreign currency	587,469	474,912
Confirmed export credits – foreign currency	25,123	25,516

NOTE 10 – FUNDING AND BORROWINGS AND ONLENDING

a)	Summary

	9/30/2011						9/30/2010
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	118,615,296	25,545,979	10,914,648	65,599,408	220,675,331	39.9	194,888,723	43.2
Deposits received under securities repurchase agreements	71,981,422	12,968,985	14,058,938	96,559,948	195,569,293	35.3	155,653,518	34.5
Funds from acceptance and issuance of securities	2,346,895	12,722,600	6,327,996	19,567,731	40,965,222	7.4	23,353,267	5.2
Borrowings and onlending	2,604,656	15,248,184	13,007,671	27,011,632	57,872,143	10.5	43,194,790	9.6
Subordinated debt (*)	56,123	41,515	8,684,731	29,584,279	38,366,648	6.9	33,683,469	7.5
TOTAL	195,604,392	66,527,263	52,993,984	238,322,998	553,448,637		450,773,767
% per maturity term	35.3	12.0	9.6	43.1
TOTAL - 9/30/2010	164,714,641	46,746,769	39,591,324	199,721,033	450,773,767
% per maturity term	36.5	10.4	8.8	44.3

(*) Includes R$ 728,949 (R$ 665,973 at 9/30/2010) of Redeemable Preferred Shares classified under Minority Interest in the Balance Sheet.

b)	Deposits

	9/30/2011						9/30/2010
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Demand deposits	26,069,204	-	-	-	26,069,204	11.8	28,062,884	14.4
Savings accounts	63,334,088	-	-	-	63,334,088	28.7	54,874,272	28.2
Interbank	581,431	966,585	286,822	322,500	2,157,338	1.0	1,257,556	0.6
Time deposits	28,630,573	24,579,394	10,627,826	65,276,908	129,114,701	58.5	109,697,236	56.3
Other deposits	-	-	-	-	-	0.0	996,775	0.5
TOTAL	118,615,296	25,545,979	10,914,648	65,599,408	220,675,331		194,888,723
% per maturity term	53.8	11.6	4.9	29.7
TOTAL - 9/30/2010	101,197,662	13,923,586	13,816,012	65,951,463	194,888,723
% per maturity term	52.0	7.1	7.1	33.8

ITAÚ UNIBANCO's portfolio is composed of interbank deposits in the amount of  R$ 4,705,826 (R$ 3,260,392 at 9/30/2010) with maturity over 365 days.

c)	Deposits received under securities repurchase agreements

	9/30/2011						9/30/2010
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Own portfolio	35,933,944	12,934,149	12,318,081	84,931,761	146,117,935	74.7	104,743,736	67.2
Government securities	27,476,535	323,174	64,051	39,723	27,903,483	14.3	8,812,821	5.7
Private securities	-	-	-	-	-	0.0	108,596	0.1
Own issue	1,703,955	12,569,160	12,048,773	84,243,297	110,565,185	56.5	89,798,306	57.6
Foreign	6,753,454	41,815	205,257	648,741	7,649,267	3.9	6,024,013	3.8
Third-party portfolio	36,047,478	-	-	-	36,047,478	18.4	39,466,088	25.4
Free portfolio	-	34,836	1,740,857	11,628,187	13,403,880	6.9	11,443,694	7.4
TOTAL	71,981,422	12,968,985	14,058,938	96,559,948	195,569,293		155,653,518
% per maturity term	36.8	6.6	7.2	49.4
TOTAL - 9/30/2010	56,441,301	16,980,704	13,972,800	68,258,713	155,653,518
% per maturity term	36.3	10.9	9.0	43.8

d) Funds from acceptance and issuance of securities

	9/30/2011						9/30/2010
	0-30	31-180	181-365	Over 365	Total	%	Total	%
FUNDS FROM BILLS:	1,775,142	9,837,357	2,874,324	11,013,838	25,500,661	62.2	11,429,234	48.9
of real estate loans	1,262,420	9,218,310	1,915,098	1,356,872	13,752,700	33.6	7,311,478	31.3
Financial	-	-	595,663	7,666,318	8,261,981	20.2	555,074	2.4
Bill of credit related to agribusiness	503,875	607,913	346,037	1,773,537	3,231,362	7.9	3,245,625	13.9
Mortgage notes	8,847	11,134	17,526	217,111	254,618	0.6	317,057	1.4
DEBENTURES	61,008	-	-	1,053,441	1,114,449	2.7	2,629,103	11.3
FOREIGN BORROWINGS AND SECURITIES	510,745	2,885,243	3,453,672	7,500,452	14,350,112	35.0	9,294,930	39.8
Trade Related – issued abroad	3,404	14,596	17,667	936,810	972,477	2.4	1,629,202	7.0
Bonds	3,404	14,596	17,667	936,810	972,477	2.4	-	-
Structure Note Issued	-	-	-	-	-	-	1,629,202	7.0
Non-Trade Related – Issued abroad	507,341	2,870,647	3,436,005	6,563,642	13,377,635	32.7	7,665,728	32.8
Euro Certificates of Deposits	347,203	1,990,703	2,240,197	132,921	4,711,024	11.5	665,107	2.8
Structure Note Issued	90,080	592,568	829,619	2,995,336	4,507,603	11.0	232,534	1.0
Brazil Risk Note Programme	21,118	226,097	284,026	2,734,916	3,266,157	8.0	3,831,430	16.4
Fixed Rate Notes	15,861	18,261	29,604	370,046	433,772	1.1	1,552,832	6.6
Euro Medium Term Note Programme	8,310	6,409	658	275,724	291,101	0.7	525,669	2.3
Medium Term Note	24,769	36,219	51,609	45,173	157,770	0.4	144,101	0.6
Eurobonds	-	390	292	9,526	10,208	0.0	712,960	3.1
Other	-	-	-	-	-	-	1,095	0.0
TOTAL	2,346,895	12,722,600	6,327,996	19,567,731	40,965,222		23,353,267
% per maturity term	5.7	31.1	15.4	47.8
TOTAL – 9/30/2010	4,642,081	8,569,024	2,088,451	8,053,711	23,353,267
% per maturity term	19.9	36.7	8.9	34.5
ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturity from 31 to 180 days amounting to R$ 16,577 and with maturity over 365 days amounting to R$ 500,000, totaling R$ 516,577.

e)  Borrowings and onlending

	9/30/2011						9/30/2010
	0-30	31-180	181-365	Over 365	Total	%	Total	%
BORROWINGS	1,731,329	9,398,300	7,077,120	3,592,093	21,798,842	37.7	14,332,739	33.2
Domestic	314,258	2,298,916	860	7,002	2,621,036	4.5	1,763,229	4.1
Foreign (*)	1,417,071	7,099,384	7,076,260	3,585,091	19,177,806	33.1	12,569,510	29.1
ONLENDING	873,327	5,849,884	5,930,551	23,419,539	36,073,301	62.3	28,862,051	66.8
Domestic – official institutions	873,327	5,844,829	5,926,238	22,853,162	35,497,556	61.3	28,782,177	66.6
BNDES	302,249	1,127,072	1,324,289	7,114,463	9,868,073	17.1	10,141,608	23.5
FINAME	523,469	4,601,959	4,543,963	15,504,023	25,173,414	43.5	18,146,012	42.0
Other	47,609	115,798	57,986	234,676	456,069	0.8	494,557	1.1
Foreign	-	5,055	4,313	566,377	575,745	1.0	79,874	0.2
TOTAL	2,604,656	15,248,184	13,007,671	27,011,632	57,872,143		43,194,790
% per maturity term	4.5	26.3	22.5	46.7
TOTAL - 9/30/2010	2,372,470	7,264,345	8,821,244	24,736,731	43,194,790
% per maturity term	5.5	16.8	20.4	57.3

(*)	Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

f) Subordinated debt

Funding obtained through issuance of subordinated debt, in accordance with the conditions determined by CMN Resolution No. 3,444, of 02/28/2007, and amendments established by CMN Resolution No. 3,532, of 01/31/2008, is as follows:

	9/30/2011						9/30/2010
	0-30	31-180	181-365	Over 365	Total	%	Total	%
CDB	-	-	8,681,659	13,885,203	22,566,862	58.8	25,158,257	74.7
Financial Treasury Bills	-	-	-	9,623,543	9,623,543	25.1	2,395,186	7.1
Euronotes	53,015	41,515	-	5,077,023	5,171,553	13.5	4,337,626	12.8
Bonds	3,108	-	3,036	294,325	300,469	0.8	303,598	0.9
Eurobonds	-	-	-	-	-	-	859,792	2.6
(-) Transaction costs incurred (Note 4b)	-	-	-	(24,728)	(24,728)	(0.1)	(36,963)	(0.1)
TOTAL OTHER LIABILITIES	56,123	41,515	8,684,695	28,855,366	37,637,699		33,017,496
Redeemable preferred shares	-	-	36	728,913	728,949	1.9	665,973	2.0
GRAND TOTAL	56,123	41,515	8,684,731	29,584,279	38,366,648		33,683,469
% per maturity term	0.1	0.1	22.6	77.1
TOTAL – 9/30/2010	61,127	9,110	892,817	32,720,415	33,683,469
% per maturity term	0.2	0.0	2.7	97.1

Description
Name of security	Issue	Maturity	Return p.a.	Principal R$
Subordinated CDB
	2007	2012	103,5% to 104% of CDI	4,969,704
			CDI + 0,35% to 0,45%	731,836
			IGPM + 7,31 to 7,35%	278,350
	2002	2012	102,5% of CDI	200,000
	2008	2013	CDI + 0,50% to 0,60%	1,508,200
			106% to 107% of CDI	48,401
	2003	2013	102% of CDI	40,000
	2007	2014	CDI + 0,35% to 0,60%	1,864,500
	2008	2014	112% of CDI	1,000,000
	2007	2014	IGPM + 7,35%	33,200
	2010	2015	113% to 119,8% of CDI	450,000
	2006	2016	CDI + 0,47% (1)	465,835
	2010	2016	110% to 114% of CDI	2,769,268
	2010	2016	IPCA + 7,33%	122,500
	2010	2017	IPCA + 7,45%	366,830
			TOTAL	14,848,624

Subordinated financial bills
	2010	2016	CDI + 1,35% to 1,36%	365,000
	2010	2016	112% to 112,5% of CDI	1,874,000
	2010	2016	100% of IPCA + 7%	30,000
	2010	2017	IPCA + 6,95% to 7,2%	206,000
	2011	2017	108% a 112% of CDI	2,871,500
	2011	2017	IPCA + 6,38% to 7,8%	314,000
	2011	2017	IGPM + 7% to 7,6%	55,000
	2011	2017	CDI + 1,29% to 1,52%	3,640,000
	2011	2018	IGPM + 7%	42,000
	2011	2018	IPCA + 7,53% to 7,7%	30,000
	2011	2019	109,7% of CDI	1,000
	2011	2021	109,25% to 110,5% of CDI	6,000
			TOTAL	9,434,500

Subordinated Euronotes
	2010	2020	6.2%	1,730,600
	2010	2021	5.75%	1,694,200
	2011	2021	4,25% to 10%	1,198,900
			TOTAL	4,623,700

Subordinated Bonos
	2005	2015	1.42%	193,834
	2008	2033	3,5% to 4,5%	141,127
			TOTAL	334,961

Preferred shares
	2002	2015	3.04%	1,388,841

(1)    Subordinated CDBs may be redeemed from November 2011.

In ITAÚ UNIBANCO HOLDING’s portfolio is composed of subordinated euronotes with maturity of up to 30 days in the amount of R$ 53,015 (R$ 48,435 at September 30,2010), with maturity from 31 to 180 days in the amount to R$ 41,515 (R$ 2,165 at September 30,2010) and over 365 days in the amount of R$ 5,052,295 (R$ 3,364,059 at September 30, 2010), totaling R$ 5,146,825 ( R$ 3,414,659 at September 30, 2010).

NOTE 11 - INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a) Composition of the technical provisions per segment

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	9/30/2011	9/30/2010	9/30/2011	9/30/2010	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Mathematical provision of benefits to be granted and benefits granted	16,247	30,937	58,314,187	47,277,808	-	-	58,330,434	47,308,745
Unearned premiums	2,969,533	2,526,869	-	-	-	-	2,969,533	2,526,869
Unsettled claims	2,477,419	2,090,185	-	-	-	-	2,477,419	2,090,185
Financial surplus	1,519	1,749	470,686	453,559	-	-	472,205	455,308
IBNR	710,019	652,658	10,533	12,700	-	-	720,552	665,358
Premium deficiency	298,750	263,113	-	-	-	-	298,750	263,113
Insufficient contribution	-	254	660,860	535,201	-	-	660,860	535,455
Mathematical provision for redemptions	-	-	-	-	2,762,113	2,433,861	2,762,113	2,433,861
Raffle contingency	-	-	-	-	26,921	21,709	26,921	21,709
Other	1,236,214	1,083,689	180,611	304,164	34,083	28,277	1,450,908	1,416,130
TOTAL	7,709,701	6,649,454	59,636,877	48,583,432	2,823,117	2,483,847	70,169,695	57,716,733

b) Assets Guaranteeing Technical Provisions - SUSEP

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	9/30/2011	9/30/2010	9/30/2011	9/30/2010	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Interbank investments – money market	885,427	1,421,155	1,163,496	947,414	1,277,938	1,164,720	3,326,861	3,533,289
Securities and derivative financial instruments	2,630,046	1,658,268	58,862,052	47,689,121	1,611,513	1,360,774	63,103,611	50,708,163
PGBL/VGBL FUND QUOTAS (1)	-	-	54,090,499	43,352,422	-	-	54,090,499	43,352,422
Government securities - domestic	-	-	37,681,147	31,435,519	-	-	37,681,147	31,435,519
National Treasury Bills	-	-	17,776,775	15,993,240	-	-	17,776,775	15,993,240
National Treasury Notes	-	-	16,376,179	13,336,217	-	-	16,376,179	13,336,217
Financial Treasury Bills	-	-	3,528,193	2,106,062	-	-	3,528,193	2,106,062
Corporate securities	-	-	16,294,674	11,818,124	-	-	16,294,674	11,818,124
Bank deposit certificates	-	-	6,880,718	5,203,676	-	-	6,880,718	5,203,676
Debentures	-	-	4,902,961	4,537,451	-	-	4,902,961	4,537,451
Shares	-	-	1,649,728	1,941,823	-	-	1,649,728	1,941,823
Fund quotas	-	-	-	131,078	-	-	-	131,078
Promissory Notes	-	-	-	2,656	-	-	-	2,656
Credit note	-	-	141,717	-	-	-	141,717	-
Financial Treasury Bills	-	-	2,718,112	-	-	-	2,718,112	-
Securitized real estate loans	-	-	1,438	1,440	-	-	1,438	1,440
PGBL/VGBL fund quotas	-	-	45,383	7,786	-	-	45,383	7,786
Derivative financial instruments	-	-	32,371	15,324	-	-	32,371	15,324
Accounts receivable / (payable)	-	-	36,924	75,669	-	-	36,924	75,669
Other assets	2,630,046	1,658,268	4,771,553	4,336,699	1,611,513	1,360,774	9,013,112	7,355,741
Government	812,981	863,298	3,613,083	3,399,229	161,507	148,692	4,587,571	4,411,219
Private	1,817,065	794,970	1,158,470	937,470	1,450,006	1,212,082	4,425,541	2,944,522
Receivables from insurance and reinsurance operations (2)	4,295,183	3,997,060	-	-	-	-	4,295,183	3,997,060
Credit rights	1,090,837	1,207,524	-	-	-	-	1,090,837	1,207,524
Extended guarantee	1,217,753	1,054,518	-	-	-	-	1,217,753	1,054,518
Reinsurance	1,986,593	1,735,018	-	-	-	-	1,986,593	1,735,018
Escrow deposits for loss	26,360	44,706	-	-	-	-	26,360	44,706
TOTAL	7,837,016	7,121,189	60,025,548	48,636,535	2,889,451	2,525,494	70,752,015	58,283,218

(1)
The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2)	Recorded under Other receivables and Other assets.

c) Financial and operating income per segment

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	01/01 to 09/30/2011	01/01 to 09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010
Financial income from insurance, pension plan and capitalization operations	223,056	174,093	167,043	117,210	108,997	62,733	499,096	354,036
Financial income	272,529	218,041	3,616,675	2,805,151	250,317	171,494	4,139,521	3,194,686
Financial expenses	(49,473)	(43,948)	(3,449,632)	(2,687,941)	(141,320)	(108,761)	(3,640,425)	(2,840,650)
Operating income from insurance, pension plan and capitalization operations	1,511,795	1,285,323	21,473	29,815	362,296	328,358	1,895,564	1,643,496
Premiums and contributions	4,080,279	3,646,691	8,289,022	5,930,201	1,402,831	1,276,598	13,772,132	10,853,490
Changes in technical provisions	(508,207)	(212,144)	(8,253,384)	(5,870,968)	(10,320)	12,663	(8,771,911)	(6,070,449)
Expenses for claims, benefits, redemptions and raffles	(1,190,014)	(1,246,162)	(11,920)	(26,271)	(1,026,283)	(955,215)	(2,228,217)	(2,227,648)
Selling expenses	(731,573)	(710,446)	(1,823)	(4,829)	(3,806)	(5,612)	(737,202)	(720,887)
Other operating revenues and expenses	(138,690)	(192,616)	(422)	1,682	(126)	(76)	(139,238)	(191,010)
Total result from insurance, pension plan and capitalization operations	1,734,851	1,459,416	188,516	147,025	471,293	391,091	2,394,660	1,997,532

NOTE 12 - CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies that may be classified as follows.

a) Contingent Assets: there are no contingent assets recorded.

b) Contingent Liabilities: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the legal body (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. The bank is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans.

The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice has recently decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

In the accounting books no amount is recognized in relation to Civil Lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 711,947; the main natures of these lawsuits are as follows:

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant). The expected amount of loss is determined and accrued monthly by the moving average of payments in relation to lawsuits settled in the last 12 months, plus the average cost of fees. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed.

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 9/30/2011				01/01 to 9/30/2010
	Civil	Labor	Other	Total	Total
Opening balance	2,973,630	3,985,877	173,140	7,132,647	5,734,330
(-) Contingencies guaranteed by indemnity clauses (Note 4o I)	(308,810)	(1,112,816)	-	(1,421,626)	(671,889)
Subtotal	2,664,820	2,873,061	173,140	5,711,021	5,062,441
Restatement/Charges	62,833	81,052	-	143,885	182,294
Changes in the period reflected in results (Notes 13f and 13i)	1,116,991	551,359	(6,957)	1,661,393	1,276,875
Increase (*)	1,437,646	683,929	-	2,121,575	1,605,788
Reversal	(320,655)	(132,570)	(6,957)	(460,182)	(328,913)
Payment	(877,119)	(497,753)	-	(1,374,872)	(993,822)
Subtotal	2,967,525	3,007,719	166,183	6,141,427	5,527,788
(+) Contingencies guaranteed by indemnity clauses (Note 4o I)	137,450	1,063,333	-	1,200,783	672,106
Closing balance (Note 13c)	3,104,975	4,071,052	166,183	7,342,210	6,199,894
Closing balance at 09/30/ 2010 (Note 13c)	2,748,266	3,263,858	187,770	6,199,894
Escrow deposits at 9/30/2010 (Note 13a)	1,932,510	1,653,248	-	3,585,758
Escrow deposits at 9/30/2009 (Note 13a)	1,428,066	1,536,117	-	2,964,183

(*) Civil provisions include the provision for economic plans amounting to R$ 230,739 (R$ 402,334 from January 1 to September 30, 2010) (Note 22k).

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves a legal liability, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

PROVISIONS	01/01 to 09/30/2011			01/01 to 09/30/2010
	Legal obligation	Contingencies	TOTAL	TOTAL
Opening balance	5,091,341	2,165,412	7,256,753	7,718,852
(-) Contingencies guaranteed by indemnity clauses	-	(44,473)	(44,473)	(35,331)
Subtotal	5,091,341	2,120,939	7,212,280	7,683,521
Restatement/Charges	349,330	49,191	398,521	230,976
Changes in the period reflected in results	448,741	270,436	719,177	234,498
Increase	474,077	325,346	799,423	722,433
Reversal (*)	(25,336)	(54,910)	(80,246)	(487,935)
Payment (*)	(17,041)	(90,850)	(107,891)	(1,945,952)
Subtotal	5,872,371	2,349,716	8,222,087	6,203,043
(+) Contingencies guaranteed by indemnity clauses	-	10,781	10,781	51,009
Closing balance (Note 13c)	5,872,371	2,360,497	8,232,868	6,254,052
Closing balance at September 30, 2010 (Notes 13c and 14c)	4,720,184	1,533,868	6,254,052	-

(*) ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash or Installment Payment of Federal Taxes, established by Law No. 11,941, of May 27, 2009. In the first half of 2010, the program included the debits administered by the Federal Reserve Service of Brazil and the main proposition included in this program was the increase in the PIS and COFINS calculation basis, as set forth by paragraph 1 of article 3 of Law 9,718, of November 27, 1998.

	01/01 to 09/30/2011			01/01 to 09/30/2010
Escrow deposits	Legal Obligation	Contingencies	Total	Total
Opening balance	3,660,985	1,022,898	4,683,883	5,076,824
Appropriation of income	219,060	77,820	296,881	195,373
Changes in the period	75,825	96,143	171,968	(825,999)
Deposited	106,570	98,534	205,104	264,394
Withdrawals	(22,030)	(1,615)	(23,645)	(1,075,756)
Conversion into income	(8,715)	(776)	(9,491)	(14,638)
Closing balance	3,955,871	1,196,861	5,152,732	4,446,197
Closing balance at 09/30/2010	3,584,861	861,336	4,446,197

The main discussions related to Legal Obligations are described as follows:

•
PIS and COFINS – Calculation basis – R$ 2,683,707: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The escrow deposit balance totals R$ 1,024,512.

•
CSLL – Isonomy – R$ 1,174,671, as the law increased the CSLL rate for financial and insurance companies to 15%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The escrow deposit balance totals R$ 223,949.

•
IRPJ and CSLL –Taxation of profits earned abroad – R$ 483,090: We discuss the calculation basis for levy of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-01 in which it exceeds the suitability of the legal text. The escrow deposit balance totals R$ 483,090.

•
PIS – R$ 371,492 - Principles of anteriority over 90 days and non-retroactivity: we request the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the principle of anteriority and non-retroactivity, aiming at making payments based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 126,421.

•	INSS x Surcharge – R$ 154,407 – Reject the 2.5% surcharge on the social security contribution for the financial institutions and the like. The corresponding escrow deposit totals R$ 154,407.

No amounts involved in Tax and Social Security Lawsuits considered to be as possible loss, which total estimated risk is R$ 5,671,888, are recognized in the accounting books, the main nature of which are described, as follows:

•	IRPJ, CSLL, PIS and COFINS – request for offset dismissed - R$ 1,017,872: cases in which the liquidity and the offset credit certainty are discussed.

•	INSS – Non-compensatory amounts – R$ 611.292: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.

•	IRPJ/CSLL - Losses and discounts on receipt of credits – R$ 526,413: deductibility of effective losses as operating expense – credit assignment and renegotiation.

•
ISS – Banking Institutions – R$ 435,493: these are banking operations, which revenue may not be interpreted as price per service rendered and/or arise from activities not listed under Supplementary Law.

•	IRPJ, CSLL, PIS and COFINS – Usufruct of quotas and shares - R$ 367,682: we discuss the adequate accountig and tax treatment for the amount received due to the onerous recognition of usufruct.

•
IRPJ/CSLL - Interest on capital - R$ 350,894: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) levied on the stockholders’ equity for the year and for prior years.

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 1,555,100 (R$ 1,106,278  at 9/30/2010) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of Civil, Labor and Tax Contingencies.

d)	Guarantee of voluntary resources

These are pledged in guarantee of voluntary resources related to contingent liability and are restricted, deposited or recorded in the amounts below:

	09/30/2011	09/30/2010
Securities (basically Financial Treasury Bills - Note 7b)	1,499,418	1,430,050
Deposits in guarantee	3,404,911	3,393,463

According to the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiary companies are not involved in any other administrative proceedings or legal lawsuits that may significantly impact the results of its operations. The combined evaluation of all existing provisions for all contingent liabilities and legal liabilities, which are recognized through the adoption of statistical models for claims involving small amounts, and individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 12, 2010.

NOTE 13 - BREAKDOWN OF ACCOUNTS

a)	Other sundry receivables
	09/30/2011	09/30/2010
Deferred tax assets (Note 14b I)	28,701,443	26,313,284
Social contribution for offset (Note 14b I)	813,854	851,633
Taxes and contributions for offset	2,929,973	2,215,711
Escrow deposits for legal liabilities and tax and social security contingencies (Note 12b)	8,557,643	7,839,660
Escrow deposits for legal liabilities – civil and labor (Note 12b)	3,585,758	2,964,183
Escrow deposits for foreign fund raising program	602,644	1,932,880
Receivables from reimbursement of contingent liabilities (Note 12c)	1,555,100	1,106,278
Sundry domestic debtors	1,009,147	833,981
Sundry foreign debtors	83,865	91,287
Retirement plan assets (Note 19)	1,615,379	-
Recoverable payments	34,730	35,281
Salary advances	196,869	185,434
Amounts receivable from related companies	20,894	7,493
Operations without credit granting characteristics	188,833	173,852
Securities and credits receivable	492,679	497,336
(Allowance for loan losses)	(303,846)	(323,484)
Other	118,156	131,109
TOTAL	50,014,288	44,682,066
(*)	Effects aring from commitment to employees benefits calculated according to CVM Resolution No. 600, of October 7, 2009.

At ITAÚ UNIBANCO HOLDING, Other Sundry Receivables are basically composed of Taxes and Contributions for Offset of R$ 90,711 (R$ 122,637  at September 30, 2010) and Deferred Tax Assets of R$ 1,002,579 (R$ 953,492 at September 30, 2010) (Note 14b I).

b)	Prepaid expenses

	09/30/2011	09/30/2010
Commissions	3,103,433	2,875,378
Related to vehicle financing	909,444	981,496
Related to insurance and pension plan	1,327,093	1,339,826
Restricted to commissions/partnership agreements	586,317	325,939
Other	280,579	228,117
Fundo Garantidor de Crédito (*)	386,380	573,546
Advertising	315,475	330,627
Other	269,781	242,011
TOTAL	4,075,069	4,021,562
(*)
Refers to spontaneous payment, equivalent to the prepayment of installments of the contribution to the Fundo Garantidor de Crédito (Brazilian deposit guarantee fund), according to BACEN Circular No. 3,416, of 10/24/2008.

c)	Other sundry liabilities

	09/30/2011	09/30/2010
Provisions for contingent liabilities (Note 12b)	9,702,707	7,803,559
Provisions for sundry payments	1,895,662	2,042,837
Personnel provision	1,581,511	1,407,930
Sundry creditors - local	994,753	797,698
Sundry creditors - foreign	617,938	610,562
Liabilities for official agreements and rendering of payment services	1,463,606	1,204,901
Related to insurance operations	1,143,946	844,608
Liabilities for purchase of assets and rights	20,245	55,435
Creditors of funds to be released	1,158,093	609,824
Funds from consortia participants	82,314	78,035
Provision for Retirement Plan Benefits (Note 19)	231,417	135,987
Provision for integration expenditures with ITAÚ UNIBANCO merger (1)	-	312,335
Provision for health insurance (2)	619,066	603,841
Expenses for lease interests (Note 4i)	298,562	163,635
Other	62,713	147,369
TOTAL	19,872,533	16,818,556
(1)	Provision set up at 12/31/2008 to cover expenditures on communication with customers, adequacy of systems and personnel;
(2)
Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

In ITAÚ UNIBANCO HOLDING, Other Sundry Liabilities is basically composed of Liabilities for Share-Based Instruments.

d)	Banking service fees

	01/01 to 09/30/2011	01/01 to 09/30/2010
Asset management	1,945,688	1,839,122
Funds management fees	1,874,206	1,799,575
Consortia management fee	71,482	39,547
Current account services	498,753	423,122
Credit cards	4,428,217	3,919,858
Relationship with stores	4,126,295	3,653,903
Credit card processing	301,922	265,955
Sureties and credits granted	1,280,228	1,068,698
Loan operations	742,548	646,453
Guarantees provided	537,680	422,245
Receipt services	988,124	975,322
Collection fees	773,160	790,587
Collection services	214,964	184,735
Other	1,068,767	843,905
Custody services and management of portfolio	160,733	134,592
Economic and financial advisory	264,092	194,153
Foreign exchange services	60,309	51,427
Other services	583,633	463,733
TOTAL	10,209,777	9,070,027

e)	Income from bank charges

	01/01 to 09/30/2011	01/01 to 09/30/2010
Loan operations/registration	1,149,192	995,081
Credit cards – annual fees and other services (*)	958,850	808,238
Deposit account	108,246	132,305
Transfer of funds	96,673	91,802
Income from securities brokerage (*)	344,951	354,918
Service package fees and other	1,092,415	1,154,907
Total	3,750,327	3,537,251
(*)	In compliance with BACEN Circular Letter nº 3.490.

f)	Personnel expenses

	01/01 to 09/30/2011	01/01 to 09/30/2010
Compensation	(4,655,154)	(4,375,216)
Charges	(1,503,715)	(1,497,998)
Welfare benefits	(1,194,770)	(1,207,523)
Training	(183,151)	(144,308)
Labor claims and termination of employees (Note 12b)	(800,426)	(361,478)
Total	(8,337,216)	(7,586,523)
Employees’ profit sharing	(1,711,394)	(1,549,364)
Total with Employees’ profit sharing	(10,048,610)	(9,135,887)

g)	Other administrative expenses

	01/01 to 09/30/2011	01/01 to 09/30/2010
Data processing and telecommunications	(2,603,358)	(2,296,571)
Depreciation and amortization	(1,045,359)	(1,032,992)
Installations	(1,603,903)	(1,764,886)
Third-party services	(2,363,375)	(2,036,954)
Financial system services	(324,562)	(282,363)
Advertising, promotions and publication	(701,384)	(795,033)
Transportation	(430,117)	(440,434)
Materials	(334,720)	(323,328)
Security	(358,527)	(324,688)
Travel expenses	(135,020)	(113,709)
Other	(366,004)	(334,618)
TOTAL	(10,266,329)	(9,745,576)

h)	Other operating revenues

	01/01 to 09/30/2011	01/01 to 09/30/2010
Reversal of operating provisions	68,441	379,711
Contingent assets and liabilities and legal liabilities – tax and social security (Notes 12b)	-	332,185
Other	68,441	47,526
Recovery of charges and expenses	59,598	52,148
Other	175,730	287,228
TOTAL	303,769	719,087

i)	Other operating expenses

	01/01 to 09/30/2011	01/01 to 09/30/2010
Provision for contingencies (Note 12b)	(1,291,935)	(918,059)
Civil lawsuits	(1,116,991)	(915,420)
Tax and social security contributions	(181,901)	-
Other	6,957	(2,639)
Selling - Credit cards	(1,238,920)	(1,095,950)
Claims	(489,224)	(393,001)
Provision for health insurance (Note 13c)	(12,702)	(7,850)
Refund of interbank costs	(150,347)	(139,920)
Other	(661,340)	(405,741)
TOTAL	(3,844,468)	(2,960,521)

NOTE 14 - TAXES

a)	Composition of expenses for taxes and contributions

I -	We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

Due on operations for the period	01/01 to 09/30/2011	01/01 to 09/30/2010
Income before income tax and social contribution	13,098,513	14,103,807
Charges (income tax and social contribution) at the rates in effect (Note 4p)	(5,239,405)	(5,641,523)

Increase/decrease to income tax and social contribution charges arising from:
Permanent additions (exclusions)	3,242,547	1,442,482
Investments in affiliates	56,198	128,403
Foreign exchange variation on investments abroad	1,020,832	(345,559)
Interest on capital	1,267,101	1,139,226
Dividends, interest on external debt bonds and tax incentives	264,352	242,606
Other (*)	634,064	277,806
Temporary (additions) exclusions	(2,210,413)	1,125,979
Allowance for loan losses	(1,477,817)	(1,360,759)
Excess (insufficiency) of depreciation of leased assets)	(895,527)	671,107
Adjustment to market value of trading securities and derivative financial instruments and adjustments from operations in futures markets	(388,837)	12,288
Interest on capital	(280,825)	(585)
Legal liabilities – tax and social security, contingent liabilities and restatement of escrow deposits	(296,083)	674,464
Realization of goodwill on purchase of investments	1,281,212	1,245,576
Other	(152,536)	(116,112)
(Increase) offset of tax losses/social contribution loss carryforwards	(1,176,474)	(809,408)
Expenses for income tax and social contribution	(5,383,745)	(3,882,470)
Related to temporary differences
Increase (reversal) for the period	3,386,886	(316,570)
Increase (reversal) for prior periods	580,235	358,828
Income (expenses) from deferred taxes	3,967,121	42,258
Total income tax and social contribution	(1,416,624)	(3,840,212)
(*) It includes the effect arising from the Program for Cash or Installment Payment for Federal Taxes – Law No. 11,941/09 (Note 22k).

II -	Composition of tax expenses:

	01/01 to 09/30/2011	01/01 to 09/30/2010
PIS and COFINS	(2,274,846)	(2,179,464)
ISS	(481,735)	(416,927)
Other	(248,770)	(380,553)
Total (Note 4p)	(3,005,351)	(2,976,944)

At ITAÚ UNIBANCO HOLDING tax expenses are basically composed of PIS and COFINS in the amount of R$ 172,337 (R$ 23,813 from 01/01 to 09/30/2010).

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation base of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

b)	Deferred taxes

I -	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	PROVISIONS		DEFERRED TAX ASSETS
	09/30/2010	09/30/2011	12/31/2010	Realization / Reversal	Increase	09/30/2011	09/30/2010

Reflected in income and expense accounts
Related to income tax and social contribution loss carryforwards			2,998,746	(1,000,525)	2,934,747	4,932,967	4,176,876
Related to disbursed provisions			14,186,050	(4,363,296)	5,322,654	15,145,408	14,226,918
Allowance for loan losses			8,859,857	(3,182,163)	4,915,517	10,593,210	8,483,944
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			38,789	(38,789)	386,571	386,571	93,634
Allowance for real estate			97,538	(21,346)	1,146	77,339	114,858
Goodwill on purchase of investments			5,042,680	(1,087,361)	-	3,955,319	5,360,720
Other			147,186	(33,637)	19,421	132,970	173,762
Related to non-disbursed provisions (*)	22,343,014	23,291,092	7,428,040	(1,845,164)	2,896,640	8,479,516	7,758,319
Related to the operation	16,239,014	18,232,677	5,887,366	(1,845,164)	2,717,452	6,759,654	5,682,959
Legal liabilities – tax and social security	2,254,255	2,415,521	1,313,554	(49,047)	87,476	1,351,983	1,187,853
Provision for contingent liabilities	7,721,774	7,201,098	2,417,799	(702,188)	1,039,009	2,754,620	2,442,347
Civil lawsuits	2,668,275	2,936,054	1,038,062	(243,413)	365,871	1,160,520	1,028,452
Labor claims	2,349,996	2,549,722	883,981	(399,441)	479,032	963,572	853,347
Tax and social security contributions	2,618,848	1,663,606	462,671	(46,158)	194,105	610,618	504,799
Other	84,655	51,716	33,085	(13,176)	-	19,909	55,749
Adjustments of operations carried out in futures settlement market	149,244	546,968	54,693	(16,302)	165,221	203,612	61,919
Provision related to health insurance operations	603,841	619,066	242,546	-	5,081	247,626	241,537
Other non-deductible provisions	5,509,900	7,450,023	1,858,775	(1,077,628)	1,420,666	2,201,814	1,749,303
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	6,104,000	5,058,415	1,540,674	-	179,187	1,719,861	2,075,360

Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	415,257	406,135	116,468	(63,291)	90,375	143,552	151,171
Total	22,758,271	23,697,227	24,729,304	(7,272,276)	11,244,415	28,701,443	26,313,284
Social contribution for offset arising from Option foreseen in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001			847,216	(33,362)	-	813,854	851,633
(*)
From a financial point of view, rather than recording the provision of R$ 23,291,092 (R$ 22,343,014 at September 30, 2010) and deferred tax assets of R$ 8,479,516 (R$ 7,758,319 at September 30, 2010), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 28,701,443 (R$ 26,313,284 at September 30, 2010) to R$ 20,221,928 (R$ 18,554,965 at September 30, 2010).

At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 1,002,579 (R$ 953,492 at September 30, 2010) and are basically represented by legal losses of R$ 629,864 (R$ 936,094 at September 30, 2010) and provision for legal liabilities, tax and social security of R$ 289,610 (R$ 137,935 at September 30, 2010), which expected realization is dependent upon the progress of the lawsuit.

II -	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2010	Realization / Reversal	Increase	09/30/2011	09/30/2011
Reflected in income and expense accounts	10,119,317	(2,279,551)	2,178,962	10,018,728	9,435,007
Depreciation in excess – leasing	8,295,516	(1,770,416)	1,361,321	7,886,421	8,327,047
Restatement of escrow deposits and contingent liabilities	804,109	(71,470)	211,579	944,218	667,554
Adjustment to market value of securities and derivative financial instruments	340,340	(340,340)	447,394	447,394	159,545
Provision for Pension Plan Benefits	458,093	-	122,560	580,653	-
Adjustments of operations carried out in futures settlement market	56,993	(32,881)	-	24,112	9,493
Taxation of results abroad – capital gains	42,477	-	12,086	54,563	43,282
Other	121,789	(64,444)	24,022	81,366	228,086
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	260,511	(25,898)	-	234,613	321,397
Total	10,379,828	(2,305,450)	2,178,962	10,253,340	9,756,404

At  ITAÚ UNIBANCO, the Provision for deferred income tax and social contributions totals R$ 3,689 (R$ 2,961 at September 30, 2010), basically represented by Restatement of escrow deposits and contingent liabilities.

III-
The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at September 30, 2011, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets				Provision for
	Temporary differences	Tax loss/social contribution loss carryforwards	Total	Social contribution for offset	deferred income tax and social contribution	Net deferred Taxes
2011	6,688,412	935,880	7,624,292	25,630	(1,676,286)	5,973,636
2012	4,792,826	2,033,228	6,826,054	319,816	(2,461,542)	4,684,328
2013	4,343,629	1,445,942	5,789,571	274,575	(2,555,450)	3,508,696
2014	2,285,355	471,436	2,756,791	193,833	(1,523,712)	1,426,912
2015	2,098,696	33,473	2,132,169	-	(764,974)	1,367,195
Over 2015	3,559,559	13,007	3,572,566	-	(1,271,376)	2,301,190
Total	23,768,476	4,932,967	28,701,443	813,854	(10,253,340)	19,261,957
Present value (*)	21,132,196	4,557,910	25,690,106	735,076	(9,083,862)	17,341,320
(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards be not used as an indication of future net income.

IV -
In view of the unconstitutionality lawsuit related to the increase in the social contribution rate, established by Articles 17 and 41 of Law No. 11,727 of June 24, 2008, filed on June 26, 2008 by the National Confederation of the Financial System (CONSIF), deferred tax assets were recorded up to the amount added to the Tax Liabilities, while the amount of R$ 1,168,093 is unrecorded (R$ 2,022,654 at September 30, 2010).

c)	Tax and social security contributions

	9/30/2011	9/30/2010
Taxes and contributions on income payable	2,839,404	1,548,453
Taxes and contributions payable (*)	1,483,038	4,627,800
Provision for deferred income tax and social contribution (Note 14b II)	10,253,340	9,756,404
Legal liabilities – tax and social security	5,872,371	4,720,185
Total	20,448,153	20,652,842
(*) At June 30, 2011, the amounts subject to installment payment under the Program for Cash or Installment Payment of Federal Taxes, introduced by Law No. 11,941 of May 27, 2009 were settled.

At ITAÚ UNIBANCO HOLDING the balance of Tax and Social Security Contributions totals R$ 793,124 (R$ 416,146 at September 30, 2010) and is basically comprised of Legal Liabilities - Tax and Social Security of R$ 679,530 (R$ 412,191 at September 30, 2010) whose nature refers to PIS and COFINS – Revenue x Gross revenue. We request either the levy of taxes only on the revenue understood as income from sale of assets and services or the levy of PIS Repique (calculated on income tax payable) (at 5% of income tax due), in lieu of the levy on total revenues recorded, by alleging the unconstitutionality of paragraph 1 of article 3 of Law No. 9,718/98.

d)   Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is basically levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the Company takes into consideration the interest on capital paid and on the service provision, in addition to that levied on financial operation.

	9/30/2011	9/30/2010
Taxes paid or provided for	12,000,085	9,284,950
Taxes withheld and collected from third parties	8,374,448	5,712,084
Total	20,374,533	14,997,034

NOTE 15 – PERMANENT ASSETS

a)	Investments

I -   Change of investments

Companies		Balances at 12/31/2010	Amortization of goodwill	Dividends paid/provided for (1)	Equity in earnings of subsidiaries and affiliates (2)	Adjustments in marketable securities of subsidiaries and affiliates and Other	Corporate restructuring	Balances at 09/30/2011	Balances at 09/30/2010	Equity in earnings of subsidiaries and affiliates from 01/01 to 09/30/2010
Domestic		61,007,900	(4,752)	(10,438,175)	6,739,193	(275,488)	(4,019,157)	53,009,521	60,026,155	6,060,203
Itaú Unibanco S.A.	(3a)(4a)(5a)(6)	45,678,429	(4,752)	(4,942,306)	4,348,156	(299,343)	-	44,780,184	45,328,812	3,636,577
Banco ITAÚ BBA S.A.	(4b)(5b)(7a)(8)(10)	6,265,960	-	(2,284,436)	1,163,397	41,105	1,339,614	6,525,640	5,665,158	693,914
Banco Itaucard S.A.	(4c)(5c)(9)	2,907,164	-	(2,662,115)	673,937	1,426	-	920,412	3,062,497	1,253,200
Itaú Corretora de Valores S. A.	(9)	472,033	-	-	200,903	8	-	672,944	514,440	132,191
Itaú-BBA Participações S.A.	(10)	1,750,799	-	(549,318)	265,146	(16,672)	(1,339,614)	110,341	1,552,434	185,216
Itauseg Participações S.A.	(11)	3,933,515	-	-	87,654	(2,012)	(4,019,157)	-	3,902,814	159,105
Foreign		2,022,024	(38,556)	(22,563)	384,880	7,251	157,750	2,510,786	2,004,444	118,971
Itaú Chile Holding, INC.	(3b)(7b)	1,686,391	(33,931)	-	298,787	7,774	157,750	2,116,771	1,675,592	91,780
Banco Itaú Uruguay S.A.	(3c)	225,982	(3,534)	-	43,743	(523)	-	265,668	227,021	12,144
OCA S.A.	(3d)	75,184	(939)	(22,563)	36,456	(1)	-	88,137	67,627	14,612
OCA Casa Financiera S.A.	(3e)	32,168	(136)	-	5,591	-	-	37,623	31,926	523
ACO Ltda.	(3f)	2,299	(16)	-	303	1	-	2,587	2,278	(88)
GRAND TOTAL		63,029,924	(43,308)	(10,460,738)	7,124,073	(268,237)	(3,861,407)	55,520,307	62,030,599	6,179,174

(1) Dividends approved and not paid are recorded as Dividends receivable;
(2) At September 30, 2011, includes foreign exchange variation in the amount of R$ 238,137;
(3) At September 30, 2011, includes goodwill in the amounts of: (a) R$ 44,878; (b) R$ 237,518; (c) R$ 24,742; (d) R$ 6,574; (e) R$ 955; (f) R$ 112;
(4) At September 30, 2011, includes Adjustments of unrealized results in the results of operations and in investments, respectively, in the amounts of: (a) R$ 1,415 and R$ (6,911); (b) R$ 88 and R$ 0; (c) R$ 38,065 and R$ (62,305);
(5) At September 30, 2011, includes adjustments to standardize procedures under the scope of the investor in the results of operations and investments, in the amounts of: (a) R$ (9,204) and R$ (2,173); (b) R$ 10,294 and R$ (66,875); and
(c) R$ (8,569) and R$ (4,896);
(6) At September 30, 2011, includes installment of dividends provided for in the amount of R$ 49,145;
(7) At September 30, 2011, Equity in earnings includes adjustment of securities arising from variation in interest during the period in the amount of: (a) R$ (20,740) and (b) R$ 4;
(8) Equity in earnings does not reflect the current interest in results of subsidiary company, due to variation in interest for the period;
(9) The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;
(10) At September 30, 2011, the reduction of capital of Itaú BBA Participações S.A. was determined, delivering the respective investment in Banco Itaú BBA S.A. to the parent company  ITAÚ UNIBANCO;
(11) Investment sold to Banco Itaucard S.A. on April 11, 2011.

			Net income	Number of shares/quotas owned by ITAÚ UNIBANCO			Equity share in	Equity share in Capital
Companies	Capital	Stockholders’ equity	for the period	Common	Preferred	Quotas	voting capital (%)	(%)
Domestic
Itaú Unibanco S.A.	39,676,320	44,695,245	4,355,945	2,081,169,523	2,014,258,290	-	100.00	100.00
Banco ITAÚ BBA S.A.	4,224,086	6,592,515	1,415,621	5,284,526	5,284,526	-	99.99	99.99
Banco Itaucard S.A.	15,553,776	17,068,804	712,691	3,592,433,657	1,277,933,118	-	1.51	2.04
Itaú Corretora de Valores S. A.	1,046,841	1,830,620	222,369	-	811,503	-	-	1.94
Itaú-BBA Participações S.A.	25,196	110,341	265,146	12,953	25,906	-	100.00	100.00
Foreign							-	-
Itaú Chile Holding, INC.	518,228	1,879,253	97,256	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	153,926	240,926	20,307	1,639,430,739	-	-	100.00	100.00
OCA S.A.	14,104	81,563	27,175	1,502,176,740	-	-	100.00	100.00
OCA Casa Financiera S.A.	18,201	36,668	1,953	646	-	-	100.00	100.00
ACO Ltda.	12	2,494	48	-	-	131	99.24	99.24

II -	Composition of investments

	09/30/2011	09/30/2010
Investment in affiliates	1,797,668	2,209,888
Domestic	1,478,864	1,483,937
Serasa S.A.	268,122	244,817
Porto Seguro Itaú Unibanco Participações S.A.	1,172,525	1,079,458
Tecnologia Bancária S.A.	38,135	41,898
Other	82	117,764
Foreign	318,804	725,951
Banco BPI, S.A. (BPI) (*)	317,775	725,951
Other	1,029	-
Other investments	1,295,877	1,309,729
Investments through tax incentives	160,575	159,808
Equity securities	11,253	9,579
Shares and quotas	375,449	380,374
Interest in Instituto de Resseguros do Brasil - IRB	227,170	227,170
Other	521,430	532,798
(Allowance for losses)	(195,584)	(174,950)
Total	2,897,961	3,344,667
(*)	At September 30, 2011, such investment was adjusted in the amount of R$ 353,477 to recognize its market value based on the share price.

III-	Equity in earnings of affiliates and other investments

	01/01 to 09/30/2011	01/01 to 09/30/2010
Investment in affiliates - Domestic	187,441	188,707
Investment in affiliates – Foreign (Note 15a II)	(318,660)	63,948
Dividends received from Other investments	104,840	74,898
Other	(10,287)	(6,546)
Total	(36,666)	321,007

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

			CHANGES
	Annual depreciation / amortization rates (%)	Balance at 01/01/2011	Acquisitions	Depreciation and amortization expenses	Impairment	Disposals	Exchange variation	Other	Balance at 09/30/2011	Balance at 09/30/2010
REAL ESTATE IN USE
REAL ESTATE IN USE (1)(2)		1,769,522	30,709	(72,216)	-	(51,556)	13,465	19,020	1,708,944	1,779,733
Land		971,170	372	-	-	(13,273)	493	3,604	962,366	972,407
Buildings		798,352	30,337	(72,216)	-	(38,283)	12,972	15,416	746,578	807,326
Cost		2,320,571	30,337	-	-	(64,773)	10,141	13,614	2,309,890	2,306,391
Accumulated depreciation	4	(1,522,219)	-	(72,216)	-	26,490	2,831	1,802	(1,563,312)	(1,499,065)
OTHER FIXED ASSETS (2)		2,954,269	1,095,397	(800,419)	-	(54,907)	(2,240)	19,643	3,211,743	2,640,442
Improvements		625,257	127,443	(174,350)	-	(65)	1,158	18,918	598,361	563,934
Cost		1,108,895	127,443	-	-	(94,193)	5,057	17,907	1,165,109	1,029,162
Accumulated depreciation	10	(483,638)	-	(174,350)	-	94,128	(3,899)	1,011	(566,748)	(465,228)
Installations		266,520	107,404	(37,580)	-	(690)	5,323	(814)	340,163	323,914
Cost		769,685	107,404	-	-	(11,904)	3,012	9,988	878,185	839,577
Accumulated depreciation	10 to 20	(503,165)	-	(37,580)	-	11,214	2,311	(10,802)	(538,022)	(515,663)
Furniture and equipment		428,408	139,632	(47,318)	-	(14,554)	(22,096)	(10,013)	474,059	365,015
Cost		843,615	139,632	-	-	(33,965)	(10,705)	(10,440)	928,137	737,823
Accumulated depreciation	10 to 20	(415,207)	-	(47,318)	-	19,411	(11,391)	427	(454,078)	(372,808)
EDP systems (3)		1,404,459	663,498	(501,946)	-	(35,239)	13,337	11,747	1,555,856	1,169,315
Cost		4,746,283	663,498	-	-	(393,605)	24,821	(1,853)	5,039,144	4,417,749
Accumulated depreciation	20 to 50	(3,341,824)	-	(501,946)	-	358,366	(11,484)	13,600	(3,483,288)	(3,248,434)

Other (communication, security and transportation)		229,625	57,420	(39,225)	-	(4,359)	38	(195)	243,304	218,264
Cost		530,420	57,420	-	-	(17,610)	209	(394)	570,045	535,887
Accumulated depreciation	10 to 20	(300,795)	-	(39,225)	-	13,251	(171)	199	(326,741)	(317,623)
TOTAL REAL ESTATE IN USE		4,723,791	1,126,106	(872,635)	-	(106,463)	11,225	38,663	4,920,687	4,420,175
Cost		11,290,639	1,126,106	-	-	(629,323)	33,028	32,426	11,852,876	10,838,996
Accumulated depreciation		(6,566,848)	-	(872,635)	-	522,860	(21,803)	6,237	(6,932,189)	(6,418,821)
(1) Inclui valores arrolados em recursos voluntários (Nota 12b);
(2) Fixed assets under construction in the amount of R$ 86,055 thousand, totaling R$ 33,807 relating to Real estate in use, totaling R$ 13,470 relating to Improvements and totaling R$ 41,778 relating to Equipment;
(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as finance lease. Pursuant to this method, assets and liabilities are accounted for in the financial statements, and assets are depreciated consistently with the depreciation criteria we usually adopt for own assets. These contracts amount to R$ 266,417 thousand at September 30, 2011.

II) Goodwill

		CHANGES
	Balance at 01/01/2011	Acquisitions	Other	Balance at 09/30/2011	Balance at 09/30/2010
GOODWILL (Notes 2a, b and 4k) (*)	67,617	52,169	(24,699)	95,087	74,467
(*) At August 1, 2011, ITAÚ UNIBANCO HOLDING acquired 50% plus 1 share of capital of MCC Securities Inc. (Cayman Islands) for R$ 50,748, of which R$ 48,415 for the equity interest and R$ 2,333 for the exclusivity right to act on the sale of MCC Securities’ business. The transaction gave rise to a goodwill of R$ 52,169, and this interest was proportionally consolidated in the financial statements of ITAÚ UNIBANCO HOLDING.

III) Intangible assets

			CHANGES
	Annual depreciation / amortization rates (%) (1)	Balance at 01/01/2011	Acquisitions	Depreciation and amortization expenses (2)	Impairment (5)	Disposals	Exchange variation	Other	Balance at 09/30/2011	Balance at 09/30/2010
INTANGIBLE ASSETS
RIGHTS FOR ACQUISITION OF PAYROLL (3)		1,129,854	208,117	(466,357)	(12,154)	(4,821)	-	(5,921)	848,718	1,237,632
Cost		2,414,697	208,117	-	(12,154)	(130,451)	-	(10,318)	2,469,891	2,459,345
Accumulated amortization (4)		(1,284,843)	-	(466,357)	-	125,630	-	4,397	(1,621,173)	(1,221,713)
OTHER INTANGIBLE ASSETS		1,804,004	907,858	(278,318)	(4,225)	(25,517)	17,893	15,902	2,437,597	1,671,008
Association for the promotion and offer of financial products and services		1,115,272	31,129	(83,719)	(4,225)	(25,517)	1,196	2,840	1,036,976	1,012,434
Cost		1,171,228	31,129	-	(4,225)	(76,318)	1,376	9,768	1,132,958	1,054,942
Accumulated amortization (4)		(55,956)	-	(83,719)	-	50,801	(180)	(6,928)	(95,982)	(42,508)
Expenditures on acquisition of software		532,148	576,729	(152,269)	-	-	2,324	(11,637)	947,295	492,748
Cost		1,014,958	576,729	-	-	(109,105)	7,332	(35,783)	1,454,131	966,678
Accumulated amortization	20	(482,810)	-	(152,269)	-	109,105	(5,008)	24,146	(506,836)	(473,930)
Other intangible assets		156,584	300,000	(42,330)	-	-	14,373	24,699	453,326	165,826
Cost		270,790	300,000	-	-	(5,789)	20,057	24,699	609,757	275,986
Accumulated amortization	10 to 20	(114,206)	-	(42,330)	-	5,789	(5,684)	-	(156,431)	(110,160)
TOTAL INTANGIBLE ASSETS		2,933,858	1,115,975	(744,675)	(16,379)	(30,338)	17,893	9,981	3,286,315	2,908,641
Cost		4,871,673	1,115,975	-	(16,379)	(321,663)	28,765	(11,634)	5,666,737	4,756,951
Accumulated amortization		(1,937,815)	-	(744,675)	-	291,325	(10,872)	21,615	(2,380,422)	(1,848,310)
(1) All intangible assets have defined useful lives;
(2) Amortization expenses of the rights for acquisition of payrolls and partnerships are disclosed in the expenses on financial operations;
(3) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits, and similar benefits;
(4) The amortization term is according to agreement term;
(5) Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i);

NOTE 16 – STOCKHOLDERS’ EQUITY

a)	Shares

At the Extraordinary Stockholders' Meeting held on April 25, 2011 homologated by the Brazilian Central Bank on August 22, 2011, the stockholders approved a 1-to-100 reverse stock split and simultaneously a 100-to-1 stock split. Said operation required cancellation of 75 common shares and 44 preferred shares, all of which are book-entry shares of Company’s own issue and existing in treasury, with no capital reduction.

Capital comprises 4,570,936,100 book-entry shares with no par value, of which 2,289,286,400 are common and 2,281,649,700 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 45,000,000 (R$ 45,000,000 at September 30, 2010), of which R$ 31,660,339 (R$ 31,376,430 at September 30, 2010) refers to stockholders domiciled in the country and R$ 13,339,661 (R$ 13,623,570 at September 30, 2010) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	NUMBER
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2010	2,286,135,621	918,287,035	3,204,422,656
Residents abroad at 12/31/2010	3,150,854	1,363,362,709	1,366,513,563
Shares of capital stock at 12/31/2010	2,289,286,475	2,281,649,744	4,570,936,219
Cancellation of Shares – ESM of 04/25/2011 – Approved at 08/22/2011	(75)	(44)	(119)
Shares of capital stock at 09/30/2011	2,289,286,400	2,281,649,700	4,570,936,100
Residents in Brazil at 09/30/2011	2,284,100,928	931,840,984	3,215,941,912
Residents abroad at 09/30/2011	5,185,472	1,349,808,716	1,354,994,188
Treasury shares at 12/31/2010 (*)	2,202	26,566,015	26,568,217	(628,577)
Purchase of shares	-	40,970,900	40,970,900	(1,302,638)
Exercised options - Granting of stock options – Simple and Bonus options	-	(4,582,258)	(4,582,258)	87,241
Disposals – stock option plan	-	(4,263,226)	(4,263,226)	139,837
(-) Cancellation of Shares – ESM of 04/25/2011	(75)	(44)	(119)	-
Treasury shares at 09/30/2011 (*)	2,127	58,691,387	58,693,514	(1,704,137)
Outstanding shares at 09/30/2011	2,289,284,273	2,222,958,313	4,512,242,586
Outstanding shares at 09/30/2010	2,289,284,273	2,251,178,303	4,540,462,576
(*)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below the costs of shares purchased in the period, as well as the average cost of treasury shares and their market price at September 30, 2011:

Cost/Market value	Common	Preferred
Minimum	-	26.20
Weighted average	-	31.79
Maximum	-	37.40
Treasury shares
Average cost	9.98	29.03
Market value	25.50	29.05

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.012 per share. The value per share will be maintained according to resolution adopted at the A/ESM held on April 24, 2009, so that total amounts monthly paid by the Company to stockholders will be increased by 10%, from October 1, 2009, date the bonus shares are included in the share position.

I - Calculation

Net income	8,883,881
Adjustments:
(-) Legal reserve	(444,194)
Dividend calculation basis	8,439,687
Mandatory minimum dividends paid/provided for	2,109,922	25.0%

II – Payments/Provision for interest on capital and dividends

	Gross	WTF	Net
Paid / Prepaid	1,658,090	(183,313)	1,474,777
Dividends - 08 monthly installments of R$ 0.012 per share paid from February to September 2011	436,001	-	436,001
Interest on capital - R$ 0.2706 per share, paid on August 22, 2011	1,222,089	(183,313)	1,038,776

Provided for (*)	737,676	(102,531)	635,145
Dividends - 01 monthly installment of R$ 0.012 per share, paid on October 1, 2011	54,134	-	54,134
Interest on capital - R$ 0.1515 per share	683,542	(102,531)	581,011

Total from 01/01 to 09/30/2011 - R$ 0.4668 net per share	2,395,766	(285,844)	2,109,922
Total from 01/01 to 09/30/2010 - R$ 0.6363 net per share	3,310,191	(423,112)	2,887,079
(*) Recorded in Other Liabilities – Social and Statutory.

c)	Capital and revenue reserves

	09/30/2011	09/30/2010
CAPITAL RESERVES	640,515	578,390
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638	355,898	293,773
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
REVENUE RESERVES	32,230,408	22,813,617
Legal	3,697,710	3,100,854
Statutory:	28,532,698	19,354,832
Dividends equalization (1)	8,540,903	6,083,105
Working capital increase (2)	8,687,344	5,369,356
Increase in capital of investees (3)	11,304,451	7,902,371
Unrealized profits (4)	-	357,931
(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation;
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations;
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees;
(4)	Refers to the excess portion of mandatory minimum dividend in relation to realized portion of net income for 2008, composed of in accordance with article 197 of Brazilian Corporate Law.

d)	Reconciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 09/30/2011	01/01 to 09/30/2010	09/30/2011	09/30/2010
ITAÚ UNIBANCO HOLDING	8,883,881	7,218,769	75,915,957	67,827,873
Amortization of goodwill	2,056,000	2,212,054	(7,710,244)	(10,602,801)
Unrealized income (loss) and other	-	2,338	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	10,939,881	9,433,161	68,205,713	57,225,072

e)	Minority interest in subsidiaries

	Stockholders’ equity		Results
	09/30/2011	09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010
Itau Bank, Ltd. (1)	728,949	665,974	-	-
Redecard S.A.	581,920	538,693	(473,593)	(525,423)
Biu Participações S.A.	116,205	99,472	(24,696)	(15,600)
Itaú Gestão de Ativos S.A.	62,110	59,720	(1,999)	317
Biogeração de Energia S.A.	22,933	27,369	912	464
Investimentos Bemge S.A.	18,411	17,201	(926)	(762)
Unibanco Participações Societárias S.A. (2)	-	1,186,183	(36,476)	(72,967)
Investment funds	462,718	752,374	(37,715)	(44,570)
Other	10,946	87,165	(4,159)	(3,735)
Total	2,004,192	3,434,151	(578,652)	(662,276)
(1)
Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a..

(2)	At July 28, 2011, ITAU UNIBANCO HOLDING acquired the minority interest in the subsidiary Unibanco Participações Societárias for R$ 1,226,847.

f)	Stock Option Plan

I – Purpose and Guidelines of the Plan

The Group has a stock option plan for its executives. This program aims at involving the management members in the medium and long-term corporate development process, by granting simple stock options or partner options, personal, not pledgeable or transferable, which entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for replacement purposes.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of  mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the total quantity, the beneficiaries, the type of option, the life of the option under each series, and the vesting period for exercising the options and the period the acquired shares are unavailable due to the exercise of the options. The executive officers and Board of Directors members of ITAÚ UNIBANCO HOLDING and of its subsidiaries and employees may participate in this program, based on assessment of potential and performance.

Currently, ITAÚ UNIBANCO HOLDING settles the benefits under this PLAN by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

II - Characteristics of the Programs

II.I – Simple Options

Prior Programs

Before the merger, Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at the most three (3) months prior to the option issue date; alternatively, subject to the positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA, in its absence, based on the index determined by the Committee. Options are no longer granted under this model.

Post-Merger Program

The eligible beneficiaries of the program are granted simple options, dependent upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA over the period of at least one (1) and at the most three (3) months related to the last exercise months to which the options refer. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

II.II – Partners Plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period of 3 to 5 years and they are subject to market fluctuation. At the time they acquire own shares and/or share-based instruments, Partner Options are granted in accordance with the classification of executives. Vesting period of Partner Options or share-based instruments is from 1 to 7 years. Share-based instruments and Partner Options are converted into own shares of ITAÚ UNIBANCO HOLDING in the ratio of one share for each instrument after the respective vesting period, with no payment of amounts in legal tender during the exercise.

The acquisition price of own shares and Share-Based Instruments is established every six months and it is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

Title to the shares received after the vesting period of the Partner Options should be held, without any liens or encumbrances, for periods from 5 to 8 years, counted from the date of acquisition of own shares.

Summary of Changes in the Plan

				Restated	Exercised options		Number of shares
Granting		Vesting period	Exercise	exercise	Weighted average	Weighted average	Prior balance				To be exercised	To be exercised
No.	Date	until	until	price (R$1)	exercise price	market price	12/31/2010	Granted	Exercised	Cancelled	at 09/30/2011	at 09/30/2010

Simple Options
10th	02/16/2004	12/31/2008	12/31/2011	13.22	12.89	38.60	712,942	-	273,943	-	438,999	796,817
27th	02/01/2005	05/05/2009	01/31/2011	16.52	23.79	37.67	12,650	-	12,650	-	-	12,650
11th	02/21/2005	12/31/2009	12/31/2012	18.60	18.32	35.10	2,877,600	-	1,682,625	27,500	1,167,475	3,727,045
11th	08/01/2005	12/31/2009	12/31/2012	18.60	18.32	35.10	27,500	-	27,500	-	-	27,500
11th	08/06/2007	12/31/2009	12/31/2012	18.60	-	-	11,357	-	-	-	11,357	11,357
27th	02/01/2005	02/01/2010	01/31/2011	16.52	23.79	37.67	16,389	-	16,389	-	-	27,521
34th	03/21/2007	03/21/2010	03/20/2011	35.94	-	-	75,901	-	-	75,901	-	75,901
35th	03/22/2007	03/22/2010	03/21/2011	35.31	-	-	29,518	-	-	29,518	-	29,518
30th	07/04/2006	07/04/2010	07/03/2011	28.48	28.45	36.48	52,710	-	52,710	-	-	52,710
29th	09/19/2005	09/19/2010	09/18/2011	21.59	21.30	38.45	12,650	-	12,650	-	-	12,650
12th	02/21/2006	12/31/2010	12/31/2013	27.68	27.27	36.51	8,025,250	-	1,076,225	60,500	6,888,525	8,773,284
12th	08/06/2007	12/31/2010	12/31/2013	27.68	-	-	15,867	-	-	-	15,867	15,867
16th	08/10/2009	12/31/2010	12/31/2014	31.47	-	-	874,167	-	-	-	874,167	874,167
34th	03/21/2007	03/21/2011	03/20/2012	35.94	-	-	75,901	-	-	-	75,901	75,901
35th	03/22/2007	03/22/2011	03/21/2012	35.89	-	-	29,518	-	-	-	29,518	29,518
36th	05/14/2008	05/14/2011	05/13/2012	44.66	-	-	25,301	-	-	-	25,301	25,301
30th	07/04/2006	07/04/2011	07/03/2012	28.48	-	-	52,707	-	-	-	52,707	52,707
33rd	08/30/2006	08/30/2011	08/29/2012	31.54	-	-	21,083	-	-	-	21,083	21,083
Total options to be exercised					20.57	35.18	12,949,011	-	3,154,692	193,419	9,600,900	14,641,497
13th	02/14/2007	12/31/2011	12/31/2014	35.24	34.82	36.93	8,546,975	-	507,375	182,875	7,856,725	8,980,675
13th	08/06/2007	12/31/2011	12/31/2014	35.24	-	-	30,649	-	-	-	30,649	30,649
13th	10/28/2009	12/31/2011	12/31/2014	35.24	-	-	45,954	-	-	-	45,954	45,954
34th	03/21/2007	03/21/2012	03/20/2013	35.94	-	-	75,901	-	-	-	75,901	75,901
35th	03/22/2007	03/22/2012	03/21/2013	35.89	-	-	29,514	-	-	-	29,514	29,514
36th	05/14/2008	05/14/2012	05/13/2013	44.66	-	-	25,300	-	-	-	25,300	25,300
17th	09/23/2009	09/23/2012	12/31/2014	36.36	-	-	29,551	-	-	-	29,551	29,551
14th	02/11/2008	12/31/2012	12/31/2015	40.63	-	-	10,846,487	-	-	1,513,321	9,333,166	11,485,485
14th	05/05/2008	12/31/2012	12/31/2015	40.63	-	-	20,625	-	-	-	20,625	20,625
14th	10/28/2009	12/31/2012	12/31/2015	40.63	-	-	45,954	-	-	-	45,954	45,954
36th	05/14/2008	05/14/2013	05/13/2014	44.66	-	-	25,300	-	-	-	25,300	25,300
15th	03/03/2009	12/31/2013	12/31/2016	26.57	26.49	35.12	15,067,330	-	117,750	147,620	14,801,960	16,470,760
15th	10/28/2009	12/31/2013	12/31/2016	26.57	-	-	45,954	-	-	-	45,954	45,954
18th	04/17/2010	12/31/2014	12/31/2017	43.16	-	-	6,126,609	-	-	74,386	6,052,223	6,219,312
18th	05/11/2010	12/31/2014	12/31/2017	43.16	-	-	1,206,340	-	-	42,421	1,163,919	1,241,385
37th	04/19/2011	12/31/2015	12/31/2018	42.16	-	-	-	9,810,523	-	-	9,810,523	-
Total options outstanding					33.25	36.59	42,168,443	9,810,523	625,125	1,960,623	49,393,218	44,772,319
Total simple options					22.67	35.41	55,117,454	9,810,523	3,779,817	2,154,042	58,994,118	59,413,816

Partner options
04th	03/03/2008	03/03/2011	-	-	-	37.22	416,487	-	376,581	-	39,906	416,487
05th	09/03/2008	09/03/2011	-	-	-	28.80	490,624	-	425,860	12,729	52,035	493,370
Total options to be exercised						37.22	907,111	-	802,441	12,729	91,941	909,857
06th	03/06/2009	03/06/2012	-	-	-	-	740,362	-	-	21,339	719,023	746,269
07th	06/19/2009	03/06/2012	-	-	-	-	79,446	-	-	-	79,446	79,446
01st	09/03/2007	09/03/2012	-	-	-	-	329,181	-	-	19,673	309,508	334,907
03rd	02/29/2008	09/03/2012	-	-	-	-	33,474	-	-	-	33,474	33,474
04th	03/03/2008	03/03/2013	-	-	-	-	415,930	-	-	27,498	388,432	415,930
08th	08/17/2010	08/16/2013	-	-	-	-	376,916	-	-	37,530	339,386	384,961
09th	08/30/2010	08/16/2013	-	-	-	-	359,991	-	-	30,280	329,711	359,991
11th	09/30/2010	08/16/2013	-	-	-	-	17,717	-	-	-	17,717	17,717
05th	09/03/2008	09/03/2013	-	-	-	-	490,126	-	-	40,684	449,442	492,872
10th	09/30/2010	09/29/2013	-	-	-	-	1,940,987	-	-	79,810	1,861,177	1,940,987
12th	02/28/2011	02/28/2014	-	-	-	-	-	1,585,541	-	27,511	1,558,030	-
06th	03/06/2009	03/06/2014	-	-	-	-	739,608	-	-	35,004	704,604	745,515
07th	06/19/2009	03/06/2014	-	-	-	-	79,445	-	-	-	79,445	79,445
13th	08/19/2011	08/19/2014	-	-	-	-	-	706,397	-	-	706,397
08th	08/17/2010	08/16/2015	-	-	-	-	376,876	-	-	38,574	338,302	384,920
09th	08/30/2010	08/16/2015	-	-	-	-	359,962	-	-	30,810	329,152	359,962
11th	09/30/2010	08/16/2015	-	-	-	-	17,712	-	-	-	17,712	17,712
10th	09/30/2010	09/29/2015	-	-	-	-	1,940,951	-	-	85,007	1,855,944	1,940,951
12th	02/28/2011	02/28/2016	-	-	-	-	-	1,585,497	-	29,332	1,556,165	-
13th	08/19/2011	08/19/2016	-	-	-	-	-	706,338	-	-	706,338	-
Total options outstanding					-	-	8,298,684	4,583,773	-	503,052	12,379,405	8,335,059
Total partner options					-	37.22	9,205,795	4,583,773	802,441	515,781	12,471,346	9,244,916

TOTAL SIMPLE/PARTNER OPTIONS					22.67	32.27	64,323,249	14,394,296	4,582,258	2,669,823	71,465,464	68,658,732

III – Fair Value and Economic Assumptions for Cost Recognition

ITAÚ UNIBANCO HOLDING recognizes, at the granting date, the fair value of options through the Binomial method for simple options and the Black & Scholes method for bonus options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed upon at the option issue is adopted, adjusted by the IGP-M variation;

Price of the Underlying Asset: the share price of Itaú Unibanco Holding (ITUB4) used for calculation is the closing price at BOVESPA on the calculation base date;

Expected dividends: the average annual return rate for the last three years of the dividends paid, plus interest on capital of the ITUB4 share;

Risk-free interest rate: the applied risk-free rate is the IGP-M coupon rate at the expiration date of the option plan;

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BOVESPA, adjusted by the IGP-M variation.

Granting		Vesting	Exercise	Price of the underlying	Fair	Expected	Risk-free	Expected
No.	Date	period	period until	asset	value	dividends	interest rate	volatility

Simple Options
37th	4/19/2011	12/31/2015	12/31/2018	37.26	11.02	2.97%	5.80%	30.53%

Bonus Options (*)
12th	2/28/2011	2/28/2014	-	37.00	33.85	2.97%	-	-
12th	2/28/2011	2/28/2016	-	37.00	31.83	2.97%	-	-
13th	8/19/2011	8/19/2014		26.65	24.39	2.97%	-	-
13th	8/19/2011	8/19/2016		26.65	22.98	2.97%	-	-
(*) The fair value of bonus option is measured based on the fair value of Itaú Unibanco share at the granting date.

IV - Accounting Effects Arising from Options

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded during the vesting period, at the deferral of the fair value of options granted with effect on Income, and during the exercise of options, at the amount received from the option exercise price, reflected in Stockholders’ Equity.

The effect of Income for the period from January 1 to September 30, 2011 was R$ 121,902 (R$ 82,494 from January 1 to September 30, 2010), as contra-entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 16 c).

In the Stockholders’ Equity, the effect was as follows:

Amount received for the sale of shares – exercised options	233,269
(-) Cost of treasury shares sold	(227,078)
(+) Write-off of cost recognized of exercised options	76,121
Effect on sale (*)	82,312
(*) Recorded in revenue reserves.

NOTE 17 – RELATED PARTIES

a)
Transactions between related parties are disclosed in compliance with CVM Resolution No. 642, of October 7, 2010, and CMN Resolution No. 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•
ITAÚSA, the main parent company of ITAÚ UNIBANCO HOLDING, its controlling companies and non-financial subsidiaries, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•
Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries; and

•
Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, and Associação Clube “A”,  entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j.

•	Investments in Porto Seguro Itaú Unibanco Participações S.A..

Additionally, there are operations with jointly controlled entities, particularly Banco Investcred Unibanco S.A., Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, Luizacred S.A. Soc. Créd. Financiamento Investimento, FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento, FIC Promotora de Vendas Ltda. and Ponto Frio Leasing S.A. Arrendamento Mercantil.

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING				ITAÚ UNIBANCO HOLDING CONSOLIDATED
	ASSETS/(LIABILITIES)		REVENUE/(EXPENSES)		ASSETS/(LIABILITIES)		REVENUE/(EXPENSES)
	09/30/2011	09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010	09/30/2011	09/30/2010	01/01 to 09/30/2011	01/01 to 09/30/2010
Interbank investments	25,197,755	9,926,802	1,632,733	661,261	1,705,356	1,238,753	141,921	78,901
Itaú Unibanco S.A.	25,197,755	9,926,802	1,632,733	661,261	-	-	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-	531,189	383,919	40,426	24,805
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-	246,103	190,934	24,717	12,740
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-	928,064	647,740	76,778	41,327
Other	-	-	-	-	-	16,160	-	29
Derivative financial instruments	-	(2,596)	(183)	(1,388)	-	-	-	-
Itaú Unibanco S.A.	-	(2,596)	(183)	(1,388)	-	-	-	-
Deposits	(4,705,826)	(3,260,392)	(319,318)	(186,168)	(67,686)	(117,101)	-	-
Itaú Unibanco S.A.	(4,705,826)	(3,260,392)	(319,318)	(186,168)	-	-	-	-
Duratex S.A.	-	-	-	-	(55,604)	(10,624)	-	-
Elekeiroz S.A.	-	-	-	-	(8,818)	(13,120)	-	-
Itautec S.A.	-	-	-	-	(2,084)	(1,924)	-	-
Porto Seguro S.A.	-	-	-	-	(625)	(293)	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-	(244)	(303)	-	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-	(296)	(158)	-	-
ITH Zux Cayman Company Ltd.	-	-	-	-	-	(39,481)	-	-
Itaúsa Empreendimentos S.A.	-	-	-	-	-	(51,198)	-	-
Banco Investcred Unibanco S.A.	-	-	-	-	(15)	-	-	-
Repurchase agreements	-	-	-	-	(194,441)	(114,007)	(10,953)	(4,600)
Itaúsa Empreendimentos S.A.	-	-	-	-	(58,357)	(51,198)	-	-
Duratex S.A.	-	-	-	-	(24,544)	(8,931)	(1,024)	(625)
Elekeiroz S.A.	-	-	-	-	-	-	(144)	(694)
Itautec S.A.	-	-	-	-	(13,763)	(9,100)	-	-
FIC Promotora de Venda Ltda.	-	-	-	-	(10,239)	(6,100)	(604)	(293)
Facilita Promotora S.A.	-	-	-	-	(7,918)	(5,613)	(513)	(319)
Olimpia Promoção e Serviços S.A.	-	-	-	-	(3,756)	(21,726)	(372)	(1,629)
Banco Investcred Unibanco S.A.	-	-	-	-	(13,782)	(11,339)	(1,034)	(814)
Maxfácil Participações S.A	-	-	-	-	(62,082)	-	(4,992)	-
Other	-	-	-	-	-	-	(2,270)	(226)
Amounts receivable from (payable to) related companies	(3,984)	(342)	-	(985)	(111,261)	(58,058)	-	-
Itaú Unibanco S.A.	(3,557)	-	-	-	-	-	-	-
Itaú Corretora de Valores S. A.	(427)	(342)	-	-	-	-	-	-
Itaúsa Investimentos Itaú S.A.	-	-	-	-	58	60,939	-	-
Porto Seguro S.A.	-	-	-	-	7,400	7,013	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-	(539)	631	-	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-	(1,063)	(1,372)	-	-
Olimpia Promoção e Serviços S.A.	-	-	-	-	(144)	(151)	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-	(3,710)	(11,815)	-	-
Fundação Itaubanco	-	-	-	-	1,176	162	-	-
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	275	389	-	-
Caixa de Prev.dos Func. do Banco Beg - PREBEG	-	-	-	-	(9,042)	4	-	-
Fundação BEMGEPREV	-	-	-	-	(3,267)	(13,472)	-	-
UBB Prev Previdência Complementar	-	-	-	-	(19,577)	(15,973)	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	-	-	-	-	(82,841)	(84,984)	-	-
Other	-	-	-	(985)	13	571	-	-
Banking service fees (expenses)	-	-	(3,588)	(3,467)	-	-	(104,221)	156,842
Fundação Itaubanco	-	-	-	-	-	-	-	2,015
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	-	2,076
UBB Prev Previdência Complementar	-	-	-	-	-	-	-	2,967
Itaúsa Investimentos S.A.	-	-	-	-	-	-	(7,924)	133,495
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-	-	-	(79,774)	1,464
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-	-	-	(32,725)	1,103
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-	-	-	36,000	-
Porto Seguro S.A.	-	-	-	-	-	-	(18,488)	11,390
Other	-	-	(3,588)	(3,467)	-	-	(1,310)	2,332
Rent revenues (expenses)	-	-	(160)	(341)	-	-	(27,077)	(23,604)
Fundação Itaubanco	-	-	-	-	-	-	(19,771)	(15,898)
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	(6,347)	(4,266)
Other	-	-	(160)	(341)	-	-	(959)	(3,440)
Donation expenses	-	-	-	-	-	-	(47,295)	(37,511)
Instituto Itaú Cultural	-	-	-	-	-	-	(43,000)	(36,917)
Fundação Itaú Social	-	-	-	-	-	-	(280)	(194)
Associação Clube "A"	-	-	-	-	-	-	-	(400)
Instituto Unibanco de Cinema	-	-	-	-	-	-	(4,015)	-
Data processing expenses	-	-	-	-	-	-	(232,621)	(212,112)
Itautec S.A.	-	-	-	-	-	-	(232,621)	(212,112)
Non-operating income	-	-	-	-	-	-	48,088	-
Itaúsa Investimentos S.A.	-	-	-	-	-	-	48,088	-

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for Apportionment of Common Costs of Itaú Unibanco, recorded in Other Administrative Expenses, the amount of R$ 6,147 (R$ 13,943 from 01/01 to 09/30/2010) in view of the use of common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a)	any individual or company that controls the Institution or any entity under common control, or to any officer, director, fiscal council member or direct relative of such individuals;

b)	any entity controlled by the Institution; or

c)	any entity of which the bank directly or indirectly holds at least 10% of capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

Itaú Unibanco Holding made regular donations to Fundação Itaú Social, a philanthropic foundation which objectives are: to create "Programa Itaú Social", aimed at coordinating activities that are of the community’s interest, support and develop social, scientific and cultural projects, mainly in the elementary education and health areas; support projects or initiatives in progress, maintained or sponsored by entities qualified to work, according to "Programa Itaú Social". In addition, Itaú Unibanco is the founding partner and sponsor of Instituto Itaú Cultural - IIC, an entity which objective is to promote and preserve the Brazilian cultural heritage.

b)	Compensation of the Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING management members are as follows:

	09/30/2011	09/30/2010
Compensation	230,481	188,200
Board of Directors	3,196	2,480
Management members	227,285	185,720
Profit sharing	163,356	168,500
Board of Directors	1,000	2,500
Management members	162,356	166,000
Contributions to pension plans	4,416	7,148
Board of Directors	122	455
Management members	4,294	6,693
Stock option plan – Management members	95,509	80,192
Total	493,762	444,040

Information related to the granting of stock option plan, benefits to employees and post-employment benefits are detailed in Notes 16f IV and 19, respectively.

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (3)
	BOOK VALUE		MARKET		Results		Stockholders’ equity
	09/30/2011	09/30/2010	09/30/2011	09/30/2010	09/30/2011	09/30/2010	09/30/2011	09/30/2010
Interbank deposits	21,830,736	13,552,344	21,861,106	13,566,631	30,370	14,287	30,370	14,287
Securities and derivative financial instruments	185,584,204	139,690,093	186,178,883	140,285,123	1,134,810	1,312,904	594,679	595,030
Adjustment of available-for-sale securities					529,114	704,425	-	-
Adjustment of held-to-maturity securities					605,696	608,479	594,679	595,030
Loan, lease and other credit operations	310,560,158	254,156,423	310,790,972	254,944,667	230,814	788,244	230,814	788,244
Investments
BM&FBovespa	58,107	58,107	395,734	637,045	337,627	578,938	337,627	578,938
BPI	317,775	725,951	317,775	613,373	-	(112,578)	-	(112,578)
Cetip S.A.	17,188	34,682	202,229	368,269	185,041	333,587	185,041	333,587
Redecard S.A.	582,280	539,030	8,614,025	8,832,740	8,031,745	8,293,710	8,031,745	8,293,710
Serasa S.A.	268,122	244,817	647,508	639,621	379,386	394,804	379,386	394,804
Parent company	177,377	161,959	556,763	556,763	379,386	394,804	379,386	394,804
Minority stockholders (1)	90,745	82,858	90,745	82,858	-	-	-	-
Fundings and borrowings (2)	194,036,103	148,640,798	194,239,512	148,875,417	(203,409)	(234,619)	(203,409)	(234,619)
Subordinated debt (Note 10f)	38,366,648	33,683,469	38,511,494	33,812,224	(144,846)	(128,755)	(144,846)	(128,755)
Treasury shares	1,704,137	720,980	1,705,387	1,233,247	-	-	1,250	512,267
Total unrealized					9,981,538	11,240,522	9,442,657	11,034,915
(1) The investment held by minority stockholders does not affect the result of ITAÚ UNIBANCO HOLDING;
(2) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borowings;
(3) It does not consider the corresponding tax effects.

To obtain the market values for these financial instruments, the following criteria were adopted:

•
Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&F at the balance sheet date, for floating-rate securities;

•
Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held-to-Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•
Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts);

•	Investments - in BPI, Redecard S.A., BM&FBovespa and Visa Inc. are determined based on stock market quotations, and in Serasa S.A. are determined based on the last transaction prices;

•
Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&F on the balance sheet date;

•
Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places;

•
Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

NOTE 19 – BENEFITS TO EMPLOYEES

Pursuant to CVM Resolution No. 600, dated October 7, 2009, we present the policies adopted by ITAÚ UNIBANCO HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit and variable contribution plans, which basic purpose is granting benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulation, which does not require actuarial calculation.

Employees hired until July 31, 2002, who come from Itaú, and until February 27, 2009, who come from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

a) Description of the Plans

The plans’ assets are invested in separate funds, with the exclusive purpose of providing benefits to eligible employees, and they are maintained independently from ITAÚ UNIBANCO HOLDING. These funds are maintained by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco CD Plan (3) (4)

Fundação BEMGEPREV	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)

Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)

Itaú Fundo Multipatrocinado	Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)

Múltipla - Multiempresas de Previdência Complementar	Redecard Basic Retirement Plan (1)
Redecard Supplementary Retirement Plan (2)

Itaubank Sociedade de Previdência Privada	Itaubank Retirement Plan (3)

UBB-PREV - Previdência Complementar	Unibanco Pension Plan (3)
Basic Plan (1)
IJMS Plan (1)

Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)
(1) Defined benefit plan;
(2) Variable contribution plan;
(3) Defined contribution plan;
(4) The Itaubanco Defined Contribution Plan was set up as a result of the partial spin-off of the Supplementary retirement plan - PAC, and is being offered to former participants of the latter, which are not receiving supplementary retirement by the PAC. The participants who have not joined the Itaubanco Defined Contribution Plan, as well as those contributing to the PAC, will remain in this latter, without any continuity, and will have their vested rights guaranteed.  As set forth in the Itaubanco Defined Contribution Plan regulation, the transaction and novation period ended on May 8, 2010.

b) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	2011	2010
Discount rate (1)	9.72% p.a.	10.24% p.a.
Expected return rate on assets	12.32 % p.a.	12.32% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Exp. 2003/2004	Itaú Exp. 2003/2004
Future salary growth	7.12 % p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00% p.a.
Inflation	4.00 % p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit
(1) Upon determination for amounts at the 01/01/2010 base date, the discount rate of 10.24% p.a was adopted.
(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables;
The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.
(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING, resulting in the average of 1.2% p.a. based on the 2003/2004 experience;
(4) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

The basic difference between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities that manage them, is the actuarial method. For this purpose, the Bank adopts the aggregate method, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II –Management of defined benefit plan assets

The purpose of the management of the funds from the closed-end private pension entities is the long-term balance between social security assets and liabilities by exceeding the actuarial goals.

As regards the assets guaranteeing mathematical reserves, management should ensure the payment capacity of benefits in the long-term by preventing the risk of mismatching assets and liabilities by pension plan.

At September 30, 2011 the allocation of plan assets and the allocation target for 2011, by type of asset, are as follows:

			% Allocation
Types	At 09/30/2011	At 09/30/2010	09/30/2011	09/30/2010	2011 Target
Fixed income securities	10,224,817	8,375,753	87.82%	78.32%	53% to 100%
Variable income securities	992,687	1,926,602	8.53%	18.02%	0% to 25%
Structured investments	12,751	14,270	0.11%	0.13%	0% to 10%
Foreign investments	-	4,564	0.00%	0.04%	0% to 3%
Real estate	345,363	350,277	2.97%	3.28%	0% to 4%
Loans to participants	23,014	22,954	0.20%	0.21%	0% to 5%
Other realizable amounts	44,809	-	0.37%	0.00%	0% to 3%
Total	11,643,441	10,694,420	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 505,297 (R$ 1,010,496 at 09/30/2010), and real estate rented to Group companies, with a fair value of R$ 296,931 (R$ 306,886 at 09/30/2010).

The expected income from defined benefit plan assets is based on projections of returns for each of the segments detailed above. For the fixed-income segment, the adopted interest rates were taken from long-term securities included in the portfolios, and the interest rates practiced in the market at the closing of the balance sheet. For the variable-income segment, the 12-month expected returns of the market for this segment were adopted. For the real estate segment, the cash inflows of expected rental payments for the following 12 months were adopted. For all segments, the basis adopted was the portfolio positions at the balance sheet date.

III- Net amount recognized in the balance sheet

We present below the calculation of the net amount recognized in the balance sheet:

	09/30/2011	09/30/2010
1 - Net assets of the plans	11,643,441	10,694,420
2 - Actuarial liabilities	(10,106,711)	(8,930,220)
3- Surplus (1-2)	1,536,730	1,764,200
4- Asset restriction (*)	(1,215,740)	(1,334,219)
5 - Net amount recognized in the balance sheet (3-4)	320,990	429,981
Amount recognized in Assets	443,570	557,921
Amount recognized in Liabilities	(122,580)	(127,940)
(*) Corresponds to the excess of present value of the available economic benefit, in conformity with item 58 of CVM Resolution No. 600.

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated to 01/01/2010 were recognized in Stockholders’ equity, net of tax effects and, taking into account the subsidiary company’s adjustments, the actuarial gains and losses for the period from 01/01 to 09/30/2011 were recognized in Results under “General and administrative expenses”.

IV - Change in net assets, actuarial liabilities, and surplus

	09/30/2011			09/30/2010
	Net assets	Actuarial liabilities	Surplus	Net assets	Actuarial liabilities	Surplus
Present value – beginning of the period	11,167,828	(9,815,180)	1,352,648	14,757,268	(11,180,214)	3,577,054
Effects of the partial spin-off of PAC (1);	-	-	-	(5,147,142)	2,709,982	(2,437,160)
Inclusion of Redecard plan	60,817	(55,897)	4,920	-	-	-
Expected return on assets (3)	771,356	-	771,356	1,038,020	-	1,038,020
Cost of current service	-	(70,729)	(70,729)	-	(63,837)	(63,837)
Cost of interest	-	(700,627)	(700,627)	-	(718,636)	(718,636)
Benefits paid	(421,701)	421,701	-	(398,243)	398,243	-
Contributions of sponsor	22,713	-	22,713	19,961	-	19,961
Contributions of participants	6,645	-	6,645	24,864	-	24,864
Actuarial gain/(loss) (2) (3)	35,783	114,021	149,804	399,692	(75,758)	323,934
Present value – end of the period	11,643,441	(10,106,711)	1,536,730	10,694,420	(8,930,220)	1,764,200
(1) Corresponds to the effect of the partial spin-off of the PAC and creation of the Itaubanco Defined Contribution Plan, which migration process resulted in the reduction and partial settlement of PAC payables. The reduction which implied a decrease in payables and thus in actuarial liabilities, made on December 31, 2009, is already adjusted in the opening balance (January 1, 2010). At March 31, 2010, the PAC participants who opted for the voluntary migration to the Itaubanco CD Plan had all of their amounts payable settled by PAC through the initial contribution of the assets previously held by PAC for individual accounts corresponding to the Itaubanco CD Plan. PAC is no longer responsible for any retirement benefit at the PAC level related to these participants. After the partial termination of PAC, assets were transferred from PAC to Itaubanco CD Plan.
(2) Gains recorded in Net Assets correspond to the income earned above the expected return rate of assets.
(3) The actual return on assets amounted to R$ 807,132 (R$1,437,712 at 09/30/2010).

V- Total expenses recognized in income for the year

Total expenses recognized in defined benefit plans include components, as follows:

	09/30/2011	09/30/2010
Cost of current service	(70,729)	(63,837)
Cost of interest	(700,627)	(718,636)
Expected return on the plan assets	771,356	1,038,020
Effects of the partial spin-off of PAC	-	(2,437,160)
Effect on asset restriction	(107,062)	1,699,220
(Gain) loss for the year	149,804	323,934
Contributions of participants	6,645	24,864
Total expenses recognized in income for the year	49,387	(133,595)

During the period, contributions made totaled R$ 22,713 (R$ 19,961 at 09/30/2010). The contribution rate increase is based on the beneficiary’s salary.

In 2011, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING is R$ 37,155.

c) Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

At September 30, 2011, the amount recognized in assets is R$ 1,171,809 (R$ 1,094,627 at September 30, 2010).

Total revenue recognized in defined contribution plans includes the following components:

	09/30/2011	09/30/2010
Effects of the partial spin-off of PAC	-	1,476,743
Contributions	(99,837)	(76,167)
Actuarial gain/(loss)	20,220	119,439
Effect on asset restriction	82,259	(553,085)
Total revenue recognized in income for the year	2,642	966,930

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated until 01/01/2010 were recognized in Stockholders’ equity, net of tax effects and, taking into account the subsidiary company’s adjustments, the actuarial gains and losses for the period from 01/01 to 09/30/2011 were recognized in Results under “General and administrative expenses”.

During the period, contributions to the defined contribution plans, including PGBL, totaled R$ 128,033 (R$ 99,837 at September 30, 2011), of which R$ 108,177 (R$ 76,167 at September 30, 2010) were from pension funds.

d )	Other Post-employment benefits

Itaú Unibanco Holding and its subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by Itaú Unibanco Holding, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries.

I-	Changes

Based on the report prepared by independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of Itaú Unibanco Holding, are as follows:

	09/30/2011	09/30/2010
At the beginning of the year	(105,335)	(100,280)
Cost of interest	(7,476)	(7,496)
Benefits paid	4,239	3,935
Actuarial gain/(loss)	1,147	(1)
At the end of the year	(107,425)	(103,842)

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated until 01/01/2010 were recognized in Stockholders’ equity, net of tax effects and, taking into account the subsidiary company’s adjustments, the actuarial gains and losses for the period from 01/01 to 09/30/2011 were recognized in Results under “General and administrative expenses”.

II-	Assumptions and sensitivities 1%

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 18b l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	1.0% increase	1.0% decrease
Effects on service cost and cost of interest	1,477	(1,137)
Effects on present value of obligation	14,121	(11,394)

NOTE 20 – INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Itaú Argentina Consolidated (2)		Itaú Europa Consolidated (3)		Cayman Consolidated (4)		Chile Consolidated (5)		Uruguay Consolidated (6)		Banco Itaú Paraguay		Other foreign companies (7)		Foreign consolidated (8)
	09/30/2011	09/30/2010	09/30/2011	09/30/2010	09/30/2011	09/30/2010	09/30/2011	09/30/2010	09/30/2011	09/30/2010	09/30/2011	09/30/2010	09/30/2011	09/30/2010	09/30/2011	09/30/2010	09/30/2011	09/30/2010
ASSETS
Current assets and long-term receivables
Cash and cash equivalents	2,318,241	1,183,248	158,992	111,374	1,964,259	1,488,384	3,637,635	2,883,370	653,619	353,917	856,270	446,614	344,445	158,695	885,576	1,705,101	6,069,404	4,533,963
Interbank investments	18,789,431	8,173,749	246,413	160,539	1,021,853	2,408,771	6,298,526	3,784,826	3,393	38,899	865,983	598,609	31,521	61,719	839,647	10,139	19,074,741	9,244,032
Securities	42,267,534	23,348,788	159,079	217,922	1,819,148	1,448,330	4,621,626	5,821,801	1,821,636	1,748,280	309,602	848,010	492,008	269,225	9,452	1,278	50,765,259	31,740,441
Loan, lease and other credit operations	27,206,884	22,293,563	2,021,487	1,337,190	7,055,436	5,260,225	283,689	593,637	11,287,654	8,615,629	1,935,514	1,200,782	2,110,738	1,280,063	5,642	3,021	51,819,464	40,156,579
Foreign exchange portfolio	32,692,272	18,789,211	27,415	53,957	2,404,693	1,847,018	693,007	623,379	348,868	449,259	7,359	19,989	99,949	56,887	-	-	34,958,843	21,306,222
Other assets	1,628,381	1,009,586	461,363	336,817	220,920	212,712	1,141,761	2,520,408	409,616	290,583	632,274	372,677	531,809	335,368	114,937	142,957	4,905,838	5,173,095
Permanent assets
Investments	21,733	714,137	3,201	2,346	159,581	372,339	45,288	38,812	1,576	1,087	1,053	351	922	732	168,359	386,884	354,974	766,508
BPI (Note 15a II)	-	-	-	-	155,709	370,235	-	-	-	-		-	-	-	162,065	355,716	317,774	725,951
Other investments	21,733	714,137	3,201	2,346	3,872	2,104	45,288	38,812	1,576	1,087	1,053	351	922	732	6,294	31,168	37,200	40,557
Fixed and intangible assets	17,608	22,188	102,209	53,982	179,755	182,615	2,618	2,201	270,686	201,837	25,960	20,121	22,925	14,648	39,178	19,281	660,940	516,914
Total	124,942,084	75,534,470	3,180,159	2,274,127	14,825,645	13,220,394	16,724,150	16,268,434	14,797,048	11,699,491	4,634,015	3,507,153	3,634,317	2,177,337	2,062,791	2,268,661	168,609,463	113,437,754

LIABILITIES
Current and long-term liabilities
Deposits	41,544,416	22,504,545	2,363,354	1,744,432	6,070,018	6,248,228	2,372,347	1,628,653	8,912,251	7,085,322	3,700,577	2,709,817	2,623,930	1,612,810	-	18	54,812,872	34,165,269
Demand deposits	6,679,898	7,573,842	577,792	469,999	2,721,819	2,621,268	1,048,074	1,043,086	1,597,620	1,273,840	2,102,730	1,490,834	878,753	561,895	-	-	10,849,027	10,642,566
Savings deposits	-	-	657,398	461,805	-	-	-	-	-	-	1,265,966	838,648	1,156,369	795,189	-	-	3,079,732	2,095,642
Interbank deposits	2,214	2,556,857	76,891	58,874	1,667,839	1,464,557	-	256,473	6	6	9,110	9,617	-	-	-	-	1,139,679	222,421
Time deposits	34,862,304	12,373,846	1,051,273	753,754	1,680,360	2,162,403	1,324,273	329,094	7,314,625	5,811,476	322,771	370,718	588,808	255,726	-	18	39,744,434	21,204,640
Deposits received under securities repurchase agreements	8,414,344	5,958,351	81,119	87,301	-	-	1,676,686	1,397,069	108,539	121,906	-	-	-	-	-	-	9,206,434	6,546,028
Funds from acceptance and issuance of securities	6,812,903	2,178,411	-	-	3,017,885	2,478,028	2,950,553	3,095,879	1,227,095	1,013,984	-	-	-	-	-	-	14,004,426	8,746,068
Borrowings and onlending	14,270,037	8,837,395	109,471	34,879	574,433	647,856	53,227	55,748	1,234,766	589,873	39,761	33,725	247,002	106,558	31,691	375,792	16,529,753	10,306,614
Derivative financial instruments	2,368,038	1,592,617	4,479	480	846,187	220,337	831,821	1,234,578	302,958	198,889	794	6,503	-	-	-	-	3,698,694	1,904,760
Foreign exchange portfolio	32,777,979	18,784,176	27,409	53,935	2,409,869	1,798,913	675,542	623,670	348,190	447,183	7,348	22,200	96,215	57,618	-	-	35,027,835	21,254,217
Other liabilities	6,425,303	5,984,129	247,514	203,679	468,990	380,442	1,061,412	1,045,703	775,646	847,131	520,935	444,586	235,448	115,456	112,092	137,268	9,556,314	9,060,928
Deferred income	49,936	7,400	-	-	23,809	15,942	132	244	7,318	2,236	2,945	-	108	66	2,045	1,852	86,294	27,738
Minority interest in subsidiaries	-	-	45,170	821	63	37	-	28	163	134	-	-	-	-	4	8	260	274
Stockholders' equity
Capital and reserves	10,858,053	8,777,581	280,228	150,772	1,499,562	1,353,807	7,078,513	7,203,278	1,781,997	1,265,863	312,172	245,430	327,439	229,869	2,064,990	1,714,990	24,195,475	20,193,749
Result for the period	1,421,075	909,865	21,415	(2,172)	(85,171)	76,804	23,917	(16,416)	98,125	126,970	49,483	44,892	104,175	54,960	(148,031)	38,733	1,491,106	1,232,109
Total	124,942,084	75,534,470	3,180,159	2,274,127	14,825,645	13,220,394	16,724,150	16,268,434	14,797,048	11,699,491	4,634,015	3,507,153	3,634,317	2,177,337	2,062,791	2,268,661	168,609,463	113,437,754
Statement of income
Income from financial operations	1,656,803	1,407,962	222,532	177,259	203,177	248,650	229,588	161,121	627,731	530,990	130,277	111,109	199,932	123,311	21,216	(11,785)	3,196,069	2,722,537
Expenses of financial operations	(391,303)	(435,301)	(62,939)	(51,004)	(80,477)	(168,036)	(153,172)	(158,809)	(315,044)	(176,140)	(9,199)	(7,945)	(40,608)	(22,251)	(2,627)	(4,879)	(970,138)	(982,857)
Result of loan losses	164,185	(65,046)	(12,920)	(10,466)	2,717	16,739	-	-	(61,668)	(75,735)	(17,263)	(11,269)	(15,948)	(6,303)	(2,879)	(2,779)	56,224	(154,859)
Gross income from financial operations	1,429,685	907,615	146,673	115,789	125,417	97,353	76,416	2,312	251,019	279,115	103,815	91,895	143,376	94,757	15,710	(19,443)	2,282,155	1,584,821
Other operating revenues (expenses)	(1,023)	14,351	(152,355)	(124,994)	(173,746)	21,285	(51,170)	(17,669)	(134,187)	(120,672)	(32,104)	(28,964)	(25,144)	(31,613)	(145,256)	73,467	(705,641)	(231,944)
Operating income	1,428,662	921,966	(5,682)	(9,205)	(48,329)	118,638	25,246	(15,357)	116,832	158,443	71,711	62,931	118,232	63,144	(129,546)	54,024	1,576,514	1,352,877
Non-operating income	(7,499)	(11,981)	40,202	7,217	3,432	(149)	239	-	570	(5,331)	91	(29)	(1,586)	314	1,128	(735)	35,420	(10,696)
Income before taxes on income and profit sharing	1,421,163	909,985	34,520	(1,988)	(44,897)	118,489	25,485	(15,357)	117,402	153,112	71,802	62,902	116,646	63,458	(128,418)	53,289	1,611,934	1,342,181
Income tax	(88)	(120)	(5,211)	-	(36,845)	(38,775)	-	-	(19,257)	(26,128)	(22,319)	(18,010)	(12,471)	(8,498)	(19,615)	(14,557)	(115,806)	(106,087)
Statutory participation in income	-	-	-	-	(3,429)	(2,911)	(1,568)	(1,061)	-	-	-	-	-	-	-	-	(4,997)	(3,972)
Minority interest in subsidiaries	-	-	(7,894)	(184)	-	1	-	2	(20)	(14)	-	-	-	-	2	1	(25)	(13)
Net income (loss)	1,421,075	909,865	21,415	(2,172)	(85,171)	76,804	23,917	(16,416)	98,125	126,970	49,483	44,892	104,175	54,960	(148,031)	38,733	1,491,106	1,232,109
(1)
Itaú Unibanco S.A. - Grand Cayman, New York, Tokyo and Nassau Branches, Banco Itaú-BBA S.A. - Nassau Branch, Uruguay Brach, Itaú Unibanco Holding S.A. - Grand Cayman Branch and Unibanco Grand Cayman Branch;

(2)	Banco Itaú Argentina S.A,Itaú Asset Management S.A.Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I and Itaú Sociedad de Bolsa S.A.
(3)
IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%),  Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Banco Itau BBA International, S.A , Itau BBA International (Cayman) Ltd., Banco Itaú Europa Luxembourg S.A., BIE Cayman, Ltd., Banco Itaú Europa International, Itaú Bank & Trust Bahamas Ltd. (new company name of Bie Bank & Trust Bahamas Ltd.),  Itaú Europa Securities Inc., BIE Directors Ltd, BIE Nominees, Lda,  Kennedy Director International Services S.A., Federal Director International Services, S.A., Bay State Corporation Limited and Cape Ann Corporation Limited; Banco Itau Suisse S.A; only at 09/30/2010, BIEL Holdings AG, Fin Trade, Itaú Europa Luxembourg Advisory Hold. Company S.A, BIEL Fund Management Company S.A. and Itaú Madeira Investimentos SGPS Ltda.

(4)
Itau Bank Ltd., ITB Holding Ltd., Jasper International Investiment LLC, Unibanco Cayman Bank Ltd., Itaú Bank & Trust Cayman Ltd. (new company name of Unicorp Bank & Trust Ltd.), Unibanco Securities, Inc, Itau USA Asset Management, Uni-Investments Inter. Corp., Unipart Partic. Internac. Ltd., Rosefield Finance Ltd. and UBT Finance S.A.; only at 09/30/2010, BFB Overseas N.V, BFB Overseas Cayman, Ltd.,  and UBB Delaware I LLC.

(5)
Itaú Chile Holdings, Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A., Recuperadora de Créditos Ltda and Itaú Chile Compañia de Seguros de Vida S.A, only at 09/ 30/2011 MCC Asesorias Limitada and MCC SEcurites INC.

(6)	ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A and Unión Capital AFAP S.A;
(7)
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., Zux Cayman Company Ltd., Topaz Holding Ltd., United Corporate Services Inc (new company name of Itaú USA Inc), Itaú International Investment LLC,  Albarus S.A., Banco Del Paraná S.A., Garnet Corporation, Itau Global Asset Management, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd., Líbero Trading International Ltd., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú BBA USA Securities Inc., Itaú Middle East Limited ( new company name of Itaú Middle East Securities Limited), Unipart B2B Investments, S.L., Tarjetas Unisoluciones S. A. de Capital Variable,  Proserv - Promociones Y Servicios S.A. de C. V, Itau BBA UK Securities Limited, Itaú Japan Asset Management Ltd.  Itaú (Beijing) Investment Consultancy Limited; only at 09/30/2011: Itaú UK Asset Management Limited and Itaú BBA SAS; only at 09/30/2010: Zux SGPS Lda., Agate SARL, Amethyst Holding Ltd., Spinel Corporation and Tanzanite Corporation.

(8)	Foreign consolidated information presents balances net of elimination from consolidation

NOTE 21 – RISK MANAGEMENT

The purpose of risk identification is to map the risk events of internal and external nature that may affect the strategies of support and business units and the fulfillment of their objectives, with possibility of impact on income, capital and liquidity of the Bank.

Risk control is considered by Itaú Unibanco Holding an essential tool for optimizing the use of capital and selecting the best business opportunities, in order to obtain the best risk-return ratio.

At Itaú Unibanco Holding, Risk Management is the process in which:

•	The existing and potential risks from the bank operations are identified and measured;
•	Policies, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and the bank’s strategies are approved;
•	The bank’s risk portfolio is managed considering the best risk-return ratio.

This process interweaves the whole institution, with full involvement of top management that through committees, defines the global objectives that are measured as goals and limits to the risk management units. Control units, in turn, support the bank’s management by monitoring and analyzing risk.

Itaú Unibanco’s risk management organizational structure is in accordance with the Basel Accord’s recommendations. The control structure of Market, Credit, Liquidity, Operational and Subscription risks is centralized at Itaú Unibanco aiming at assuring that the conglomerate risks are being managed in accordance with established policies and procedures. The purpose of centralizing control is to provide top management with an overview of conglomerate’s risk exposure, so as to optimize and speed up corporate decision-making.

The purpose of that structure is to follow up the regulatory requirements issued by the conglomerate’s lead institution. Itaú Unibanco manages proprietary IT systems to fully meet the applicable rules on capital reserve in connection with the capital portions, pursuant to determinations and models issued by BACEN. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the relevant authorities for compliance with the minimum mandatory capital requirement. Further information on risk management can be found on the Investor Relations website www.itau-unibanco.com.br/ri, under section Corporate Governance/ Risk Management – Circular 3,477.

I – Market Risk

Market risk is the possibility of incurring losses arising from the changes in the market values of positions held by a financial institution, including the risks of transactions subject to changes in foreign exchange and interest rates, shares and commodity prices.

The market risk management is the process through which the institution, monitors and controls the risks of changes in the market prices of financial instruments, aiming at optimizing the risk-return ratio, by using an appropriate structure of management limits, models and tools.

The scope of the market risk control carried out by Itaú Unibanco Holding is extended to all the financial instruments included in the portfolios of companies under its responsibility. In this sense, the Itaú Unibanco’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464 of June 26, 2007 issued by the National Monetary Council (CMN) being a set of principles that drive the institution’s strategy towards control and management of market risk of all business units and legal entities of the Group.

The document that details the guidelines set out by this internal policy on market risk control can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

The control of market risk is carried out by an area independent from business ones, and is responsible for carrying out daily measurement, assessment and report activities by way of control units set in the legal entities of Itaú Unibanco group. The independent area also performs the monitoring, assessment and consolidated reporting of market risk information, aiming at providing feedback for the follow up of the superior committees and complying with the regulatory bodies in Brazil and abroad.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement processes at Itaú Unibanco Holding.

The market risk limits are structured in accordance with the guidelines established by the Superior Risk Policies Committee (CSRisc), based on the evaluation of the projection of balance sheet results, the size of the net worth and risk profile of each legal entity, and are defined within risk measures used in the management. These limits are submitted to the approval of the Superior Institutional Treasury Board (CSTI).

In addition to the use of the established limits, the other market risk control measures are also reported to these committees.

Itaú Unibanco uses risk limits characterized as higher limits or internal limits. Higher limits are those defined by CSRisc and CSTI and they are monitored by the market risk control area and reported to higher committees. Internal limits are defined by control units’ committees and monitored by the respective local risk control areas; however, these limits are subject to adherence to higher limits. Both limits are monitored on a daily basis.

The market risk analyses are conducted based on the following metrics:

•
Statistical Value at Risk (VaR): Statistical measure that estimates the expected maximum potential economic loss under regular market conditions, taking into consideration the defined time period and confidence level;

•
Losses in Stress Scenarios: simulation technique to assess the behavior of assets and liabilities of a portfolio when several risk factors are taken to extreme market situations (based on prospective  scenarios);

•	Stop Loss Alert: effective losses added to the maximum potential loss in optimistic and pessimistic scenarios;

•
Unrealized Income (RaR): assessment of the difference between the appropriated interest amount and the market value on a certain date, in an usual scenario and stressed scenarios, reflecting accounting asymmetries and expected realization of result. This is a risk measure used to managerially assess the risk of the banking portfolio.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. Among them, the following is included:

•	Mismatching (gap) analysis: graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV1): impact on the market value of cash flows, when submitted to an increase in 1 basis point per year in the future interest curve; and

•	Stop Loss: the maximum acceptable loss limit that a certain is authorized to reach.

The limits and exposure to market risks are relatively low as compared to the company’s stockholders’ equity. In September 2011, Itaú Unibanco recorded a Total VaR Global of R$ 163 million (R$ 79 million in June 2011).

II – Credit Risk

Credit risk is the possibility of incurring losses in connection with the breach by the borrower or counterparty of the respective agreed-upon financial obligations, devaluation of loan agreement due to downgrading of the borrower’s risk rating, reduction in gains or compensation, advantages given upon renegotiation and recovery costs.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, Itaú Unibanco Holding  has a structure for and policy on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document that outlines the guidelines set out by this internal policy on credit risk control can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Relatório de Acesso Público - Risco de Crédito.

The objective of Itaú Unibanco’s credit risk management is to maximize the risk and return ratio of its assets, maintaining the credit portfolio quality at levels appropriate to the market segments in which it is operating. The strategy is aimed at creating value to its stockholders at levels higher than the minimum return value adjusted to the risk of each business.

Itaú Unibanco establishes its credit policy based on internal factors, such as the client rating criteria and the portfolio development analysis, the registered default levels, the incurred return rates, the portfolio quality and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, consumption increase/decrease.

Itaú Unibanco’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions and optimization of business opportunities. In retail, decisions are made based on scoring models that are continuously followed up by an independent structure, evaluating the result of their application in groups to which credits were granted. In wholesale, the credit proposals are analyzed on a case by case basis, through an approval-level mechanism that ensures the detailed observation of transaction risk, as well as the necessary timing and flexibility of their approval.

To protect the institution against losses arising from loan operations, Itaú Unibanco considers all aspects that determine the client’s credit risk to define the provision level commensurate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past due amounts are taken into account.

Itaú Unibanco recognizes a provision additional to that required by BACEN, aiming at ensuring a provision level compatible with the expected loss model adopted by the institution’s credit risk management, based on internal models. This allowance is usually quantified in view of the past performance of loan portfolios, based on exposure, probabilities of default and expected recovery of transactions.

III – Operational Risk

The operational risk is the possibility of incurring losses arising from failure, deficiency or inadequacy or internal processes, personnel and systems, or external events. It includes the legal risk, associated with the inadequacy of deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution. That definition does not include the strategic risk and reputation risk.

The increasing sophistication of banking business environment and the development of technology make the risk profiles of organizations more complex, clearly outlining this risk class, which management is not a new practice, but requires now a specific structure, different from those traditionally adopted for credit and market risks.

In line with the principles of CMN Resolution No. 3,380 of June 29, 2006, Itaú Unibanco formulated a policy on operational risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The policy comprises a set of principles, procedures and tools to enable the company to make permanent adjustments to management in view of the nature and complexity of products, services, activities, processes and systems.

The structure formalized in this policy establishes procedures for the identification, assessment, monitoring, control, mitigation and communications related to operational risks, and the roles and responsibilities of the bodies that participate in this structure. A summarized version of such policy is available on the website www.itau-unibanco.com.br/ri, under section Corporate Governance, Rules and Policies, Public Access Report – Operational Risk.

The BACEN's legislation compelling financial institutions to allocate capital for operational risk came into effect as from July 1, 2008. Itaú Unibanco Holding opted for the use of the Alternative Standardized Approach and intends to start using the Advanced Measurement Approach in conformity with BACEN regulatory schedule related to the adoption of the advanced method.

IV – Liquidity Risk

Liquidity risk is the occurrence of imbalances between tradable assets and falling due liabilities - mismatching between payments and receipts - which may affect the institution’s payment capacity, taking into consideration the different currencies and payment terms and their rights and obligations.

Management of liquidity risk seeks to adopt best practices to avoid having insufficient cash available and to avoid difficulties in meeting obligations due.

Itaú Unibanco has a structure dedicated to monitoring, controlling and analyzing liquidity risk, through models of variable projections that affect cash flows and the level of reserves in local and foreign currencies.

Additionally, the institution establishes guidelines and limits whose compliance is periodically analyzed in technical committees and whose purpose is providing safety margin in addition to the minimum projected needs and the strategy and contingency plans for crisis situations. Liquidity management policies and associated limits are established based on prospective scenarios that are regularly reviewed and in top management definitions.

V - Underwriting Risk

Underwriting risk is the risk arising from an adverse economic situation, which is contrary to the insurance company’s expectations when it establishes its underwriting policy, and uncertainties existing in the estimate of reserves.

Analogous to Basel II, the International Association of Insurance Supervisors (IAIS) instructs that insurance companies should have a risk management system to supplement the system of minimum capital and solvency margin.

Centralized control of underwriting risk is conducted by the risk control area that is separate from the business units and internal audit department. That area’s role is to design internal models for measuring underwriting risk and create the conditions necessary to validate and control these models. Another role of the risk control area is to examine changes in policies and follow up the performance of insurance, pension plans and capitalization portfolios.

NOTE 22 – ADDITIONAL INFORMATION

a)
Insurance policy - ITAÚ UNIBANCO HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee its valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – the balances in Reais linked to the foreign currency were:

	9/30/2011	9/30/2010
Permanent foreign investments	25,686,576	21,425,858
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(45,630,403)	(36,793,638)
Net foreign exchange position	(19,943,827)	(15,367,780)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c)
Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	09/30/2011	09/30/2010	09/30/2011	09/30/2010	09/30/2011	09/30/2010
Investment funds	299,943,197	271,630,527	299,943,197	271,630,527	3,146	1,603
Fixed income	272,337,080	246,470,926	272,337,080	246,470,926	2,278	1,362
Shares	27,606,117	25,159,601	27,606,117	25,159,601	868	241
Managed portfolios	154,154,281	147,500,285	90,867,869	85,864,460	15,235	16,781
Customers	92,862,662	79,850,022	79,309,333	70,295,110	15,166	16,705
Itaú Group	61,291,619	67,650,263	11,558,536	15,569,350	69	76
TOTAL	454,097,478	419,130,812	390,811,066	357,494,987	18,381	18,384
(*)	It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Funds of consortia

	09/30/2011	09/30/2010
Monthly estimate of installments receivable from participants	68,664	48,930
Group liabilities by installments	5,384,859	3,187,153
Participants – assets to be delivered	5,061,196	2,972,975
Funds available for participants	424,627	319,611
(In units)
Number of managed groups	720	664
Number of current participants	195,043	150,512
Number of assets to be delivered to participants	118,696	91,648

e)
Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program); and 3) providing food and other similar benefits to the employees of ITAÚ UNIBANCO HOLDING and other companies of the group.

Donations made by the consolidated companies totaled R$ 280 (R$ 194 at September 30, 2010) in the period, and the Foundation’s social net assets totaled R$ 2,914,369 (R$ 538,238 at September 30, 2010). The income arising from its investments will be used to achieve the Foundation's social purposes.

f)
Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 43,000 (R$ 36,917 from January 1 to September 30, 2010).

g)
Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementarily, through the civil society’s institutions.

h)
Instituto Unibanco de Cinema  - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil. During the period from January 1 to September 30, 2011 and 2010, the consolidated companies did not make any donation.

i)
Associação Clube “A” - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Clube “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to September 30, 2011, the consolidated companies did not make any donation (R$ 400 from January 1 to September 30, 2010).

j)
Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is the provision of social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Exclusions of nonrecurring effects net of tax effects – Holding and Holding Consolidated

	01/01 to 09/30/2011	01/01 to 09/30/2010
Program for Settlement or Installment Payment of Federal Taxes - Law No. 11,941/09 (Notes 12b and 14)	508,993	144,712
Provision for contingencies – economic plans	(230,435)	(335,149)
Market value based on the share price – BPI (Note 15a II)	(233,295)	-
Total	45,263	(190,437)

l)
Reclassifications for comparison purposes – The Company carried out two reclassifications in the balances of September 30, 2010, for financial statements comparison purposes, in view of the change in the percentage used for financial statements consolidation purposes (Note 2b), regrouping of the following headings: in the Balance Sheet, the reclassification of the Reward Program from Other Liabilities – Credit Card Operations to Deferred Income, and the reclassifications of Technical Provision for Insurance, Pension Plan and Capitalization to Other Receivables – Receivables from Insurance and Reinsurance Operations. In Statement of Income, the reclassification of Provision for Tax and Social Security from Other Operating Expenses to Other Operating Revenues, the reclassification of the Reward Program from Other Operating Expenses to Banking Service Fees, in compliance with CVM Resolution No. 597, of September 15, 2009 and the reclassifications of Income from Credits Cards and Securities Brokerage of Banking Service Fees from Income from Bank Charges.

	Prior disclosure	Reclassification/ deconsolidation	Adjusted balances
CURRENT ASSETS AND LONG-TERM RECEIVABLES	675,973,089	(3,775,256)	672,197,833
CASH AND CASH EQUIVALENTS	11,063,416	(258,056)	10,805,360
INTERBANK INVESTMENTS	112,483,407	396,085	112,879,492
Money market	95,797,975	(4,116)	95,793,859
Interbank deposits	13,152,143	400,201	13,552,344
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	141,878,818	(2,188,725)	139,690,093
Own portfolio	53,302,282	(687,066)	52,615,216
Subject to repurchase commitments	14,534,001	(1)	14,534,000
Derivative financial instruments	10,900,635	(5,711)	10,894,924
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas	43,621,488	(269,066)	43,352,422
Assets guaranteeing technical provisions – other securities	8,582,622	(1,226,881)	7,355,741
INTERBANK ACCOUNTS	66,169,688	(3)	66,169,685
Central Bank deposits	62,090,097	(3)	62,090,094
INTERBRANCH ACCOUNTS	73,019	(1,438)	71,581
LOAN, LEASE AND OTHER CREDIT OPERATIONS	255,750,989	(1,594,566)	254,156,423
Operations with credit granting characteristics	279,034,816	(1,860,070)	277,174,746
(Allowance for loan losses)	(23,283,827)	265,504	(23,018,323)
OTHER RECEIVABLES	85,041,719	(1,296,548)	83,745,171
Income receivable	938,156	6,857	945,013
Receivables from insurance and reinsurance operations	3,775,196	(601,676)	3,173,520
Sundry	45,383,795	(701,729)	44,682,066
OTHER ASSETS	3,512,033	1,167,995	4,680,028
Assets held for sale	196,132	(27,272)	168,860
Prepaid expenses	2,826,295	1,195,267	4,021,562
PERMANENT ASSETS	10,275,355	476,836	10,752,191
INVESTMENTS	2,226,272	1,118,395	3,344,667
Investments in affiliates	1,084,678	1,125,210	2,209,888
Other investments	1,320,280	(10,551)	1,309,729
(Allowance for loan losses)	(178,686)	3,736	(174,950)
REAL ESTATE IN USE	4,697,805	(277,630)	4,420,175
Real estate in use	4,451,695	(1,172,896)	3,278,799
Other fixed assets	6,830,232	729,965	7,560,197
(Accumulated depreciation)	(6,584,122)	165,301	(6,418,821)
INTANGIBLE ASSETS	3,272,570	(363,929)	2,908,641
Other intangible assets	2,691,118	(393,512)	2,297,606
(Accumulated amortization)	(1,877,893)	29,583	(1,848,310)
TOTAL ASSETS	686,248,444	(3,298,420)	682,950,024
CURRENT AND LONG-TERM LIABILITIES	625,128,640	(3,468,866)	621,659,774
DEPOSITS	194,916,650	(27,927)	194,888,723
Demand deposits	28,055,643	7,241	28,062,884
Interbank deposits	1,292,724	(35,168)	1,257,556
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	155,636,079	17,439	155,653,518
Own portfolio	104,737,636	6,100	104,743,736
Third-party portfolio	39,454,749	11,339	39,466,088
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	23,379,321	(26,054)	23,353,267
Real estate, mortgage, credit and similar notes	11,455,288	(26,054)	11,429,234
INTERBANK ACCOUNTS	4,459,842	(252,511)	4,207,331
Correspondents	1,400,686	(252,511)	1,148,175
INTERBRANCH ACCOUNTS	3,821,153	(5)	3,821,148
Internal transfer of funds	54,638	(5)	54,633
BORROWINGS AND ONLENDING	43,259,051	(64,261)	43,194,790
BORROWINGS	14,397,000	(64,261)	14,332,739
TECHNICAL PROVISION FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	58,489,523	(772,790)	57,716,733
OTHER LIABILITIES	132,090,121	(2,342,757)	129,747,364
Collection and payment of taxes and contributions	3,706,816	(330)	3,706,486
Social and statutory	3,199,582	(35,114)	3,164,468
Tax and social security	21,332,568	(679,726)	20,652,842
Credit card operations	29,247,021	(1,306,264)	27,940,757
Sundry	17,139,879	(321,323)	16,818,556
DEFERRED INCOME	236,560	394,467	631,027
MINORITY INTEREST IN SUBSIDIARIES	3,658,172	(224,021)	3,434,151
TOTAL LIABILITIES	686,248,444	(3,298,420)	682,950,024

STATEMENT OF INCOME	Prior disclosure	Reclassification/ deconsolidation	Adjusted balances
INCOME FROM FINANCIAL OPERATIONS	58,399,028	(523,265)	57,875,763
Loan, lease and other credit operations	37,905,017	(328,841)	37,576,176
Securities and derivative financial instruments	13,697,814	(44,020)	13,653,794
Financial income from insurance, pension plan and capitalization operations	3,345,086	(150,400)	3,194,686
Foreign exchange operations	833,829	2	833,831
Compulsory deposits	2,617,282	(6)	2,617,276
EXPENSES OF FINANCIAL OPERATIONS	(25,447,708)	57,771	(25,389,937)
Money market	(21,916,832)	(21)	(21,916,853)
Financial expenses on technical provisions for pension plan and capitalization	(2,898,334)	57,684	(2,840,650)
Borrowings and onlending	(632,542)	108	(632,434)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	32,951,320	(465,494)	32,485,826
RESULT OF LOAN LOSSES	(9,008,144)	132,264	(8,875,880)
Expenses for allowance for loan losses	(11,954,420)	179,483	(11,774,937)
Income from recovery of credits written off as loss	2,946,276	(47,219)	2,899,057
GROSS INCOME FROM FINANCIAL OPERATIONS	23,943,176	(333,230)	23,609,946
OTHER OPERATING REVENUES (EXPENSES)	(9,691,126)	163,066	(9,528,060)
Banking service fees	10,496,088	(1,426,061)	9,070,027
Asset management	1,868,658	(29,536)	1,839,122
Current account services	441,433	(18,311)	423,122
Credit cards	4,898,373	(978,515)	3,919,858
Sureties and credits granted	1,069,946	(1,248)	1,068,698
Receipt services	975,589	(267)	975,322
Other	1,242,089	(398,184)	843,905
Income from bank charges	2,374,095	1,163,156	3,537,251
Result from insurance, pension plan and capitalization operations	2,051,389	(407,893)	1,643,496
Personnel expenses	(9,414,166)	278,279	(9,135,887)
Other administrative expenses	(10,050,867)	305,291	(9,745,576)
Tax expenses	(3,065,836)	88,892	(2,976,944)
Equity in earnings of affiliates and other investments	180,481	140,526	321,007
Other operating revenues	798,510	(79,423)	719,087
Other operating expenses	(3,060,820)	100,299	(2,960,521)
OPERATING INCOME	14,252,050	(170,164)	14,081,886
NON-OPERATING INCOME	21,334	587	21,921
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	14,273,384	(169,577)	14,103,807
INCOME TAX AND SOCIAL CONTRIBUTION	(3,958,488)	118,276	(3,840,212)
Due on operations for the period	(3,996,672)	114,202	(3,882,470)
Related to temporary differences	38,184	4,074	42,258
PROFIT SHARING	(168,500)	342	(168,158)
Management members - Statutory - Law No. 6,404 of 12/15/1976	(168,500)	342	(168,158)
MINORITY INTEREST IN SUBSIDIARIES	(713,235)	50,959	(662,276)
NET INCOME	9,433,161	-	9,433,161

m)	Transaction with Carrefour

On April 14, 2011, Itaú Unibanco Holding and Carrefour Comércio e Indústria Ltda. ("Carrefour Brazil"), entered into an Agreement for the Purchase and Sale of Shares in order to purchase 49% of Banco CSF S.A. ("Banco Carrefour") for R$ 725 million, corresponding to a multiple Price/Profit for 2010 of 11.6. The completion of the transaction depends on the approval from the Central Bank of Brazil.

Report on Review

To the Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying interim financial statements of Itaú Unibanco Holding S.A. (the “Bank”) standing alone, which comprise the balance sheet as at September 30, 2011 and the related statements of income, changes in equity and cash flows for the nine-month period then ended, as well as the accompanying consolidated interim financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at September 30, 2011 and the related consolidated statements of income and cash flows for the nine-month period then ended, and a summary of significant accounting policies  and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (ISRE 2410- Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial statements consists of  making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the standing alone interim Financial Statements

Based on our review, nothing has come to our attention that causes us to believe that the standing alone interim financial statements of Itaú Unibanco Holding S.A. (the “Bank”) referred to above are not presented fairly, in all material respects,  in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Conclusion on the Consolidated interim Financial Statements

Based on our review, nothing has come to our attention that causes us to believe that the Consolidated interim financial statements of Itaú Unibanco Holding S.A. and subsidiaries (“Consolidated”) referred to the first paragraph are not presented fairly, in all material respects,  in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Other matters

Interim statement of value added

We also have reviewed the interim statements of value added of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and subsidiaries for the nine-month period ended September 30, 2011, presented as supplementary information. These statements have been submitted to the same review procedures described in the second paragraph above and, based on our review, nothing has come to our attention that causes us to believe that these statements are not prepared consistently, in all material respects, with the interim financial statements taken as a whole.

São Paulo, October 31, 2011

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., having reviewed the financial statements for the period from January to September 2011, have verified the accuracy of all items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that they adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo, October 31, 2011.

IRAN SIQUEIRA LIMA
President

ALBERTO SOZIN FURUGUEM
Member

ARTEMIO BERTHOLINI
Member